2024

Annual Report



BUILDING A LEADING NEUROSCIENCE-FOCUSED COMPANY



Discovered and Developed Four Novel FDA-Approved Programs



Deep Expertise in Neuroscience Drug Development



Fully-Integrated Organization with R&D and Commercial Capabilities



Growing Blockbuster Commercial Product in INGREZZA with Strong IP



Future Blockbuster Opportunity with CRENESSITY



Industry-Leading Portfolio of Muscarinic Compounds



Strong Financial Profile That Can Support Significant R&D Investment

NEUROCRINE DISCOVERED / DEVELOPED

IN THE U.S.









ONCE-DAILY INGREZZA® (valbenazine) capsules[1]

Crenessity™ (crinecerfont)

Orilissa®[2] elagolix tablets

Oriahnn®[2] elagolix, estradiol and norethindrone acetate capsules and elagolix capsules

IN THE U.S. AND EU





Alkindi® hydrocortisone granules in capsules for opening

IN EUROPE

Efmody® Hydrocortisone modified-release hard capsules

Our Pipeline Today – 12 Programs

Phase 1
Phase 2
Phase 3
NEUROLOGY
valbenazine (VMAT2 Inhibitor) Dyskinetic Cerebral Palsy
NBI-'986 (M4 Antagonist) Movement Disorders
NBI-'355 (Nav1.2/1.6) Epilepsy
NEUROPSYCHIATRY
valbenazine (VMAT2 Inhibitor) Adjunctive Treatment of Schizophrenia
osavampator /NBI-'845 (AMPA) Inadequate Response to Treatment in Major Depressive Disorder
NBI-'568 (M4 Agonist) Schizophrenia
NBI-'770 (NMDA NR2B NAM) Major Depressive Disorder
NBI-'570 (M1/M4 Agonist) Schizophrenia-CNS Indications
NBI-'567 (M1 Agonist) CNS Indications
NBI-'569 (M4 Agonist) CNS Indications
NBI-'890 (VMAT2 Inhibitor) CNS Indications
NBI-'675 (VMAT2 Inhibitor) CNS Indications



Industry-Leading Muscarinic Pipeline

Potential Areas for Development

Alzheimer's Disease • Bipolar Disorder Lewy Body Dementia   Parkinson's Disease
Schizophrenia • Dystonia • Parkinson's Disease Tremor

1. Mitsubishi Tanabe Pharma Corporation (MTPC) has commercialization rights in Japan and other select Asian markets
2. AbbVie has global commercialization rights



NEUROCRINE BIOSCIENCES, INC.
6027 Edgewood Bend Court
San Diego, CA 92130

Notice of Annual Meeting of Stockholders

To Be Held on May 21, 2025

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders of Neurocrine Biosciences, Inc., a Delaware corporation (the "Company"), will be held on May 21, 2025, at 10:30 a.m., local time, at the Company's corporate offices located at 6027 Edgewood Bend Court, San Diego, California 92130, for the following purposes as more fully described in the Proxy Statement accompanying this Notice:

1. The election of the four nominees for Class II directors named herein to the Board of Directors to serve for a term of three years;

2. An advisory vote on the compensation paid to the Company's named executive officers;

3. To approve the Company's 2025 Equity Incentive Plan;

4. To approve an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan;

5. The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

6. To transact such other business as may properly come before the Annual Meeting of Stockholders or any continuation, adjournment or postponement thereof.

Only stockholders of record at the close of business on March 24, 2025 are entitled to receive notice of and to vote at the Annual Meeting of Stockholders.

All stockholders are invited to attend the Annual Meeting of Stockholders in person. However, we strongly urge our stockholders not to attend the Annual Meeting in person and to instead submit proxy votes. Our Annual Meeting will be purely functional in format to comply with the relevant legal requirements. There will be no presentations or exhibitions. No refreshments will be provided. **Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to submit your proxy or voting instructions as soon as possible to vote your shares.** You may vote over the Internet, as well as by telephone or by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in these proxy materials. Stockholders attending the Annual Meeting may vote in person even if they have returned a proxy. If you hold shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from such firm, bank or other nominee to vote your shares.

By Order of the Board of Directors,

Darin Lippoldt
Chief Legal Officer and Corporate Secretary

San Diego, California
April 9, 2025

**Important Notice Regarding the Availability of Proxy Materials for the Stockholders'
Meeting to be Held on May 21, 2025 at 10:30 a.m. Local Time at
6027 Edgewood Bend Court, San Diego, California 92130.**

**The Proxy Statement and Annual Report to stockholders are available at
www.proxyvote.com. Please have the control number on your proxy card available.**

**A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended
December 31, 2024 is available without charge upon written request to the Company's Corporate Secretary at
6027 Edgewood Bend Court, San Diego, California 92130.**

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

This summary highlights information that is described in more detail elsewhere in this proxy statement. This summary does not contain all the information you should consider before you vote, and you should read the entire proxy statement carefully before voting.

General Information

Annual Meeting of Stockholders

Meeting Date:	**May 21, 2025**
Time:	**10:30 a.m. Local Time**
Place:	**6027 Edgewood Bend Court, San Diego, California 92130**
Record Date:	**March 24, 2025**

How to Vote

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote in the following ways:



Telephone: Call **1-800-690-6903** from any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. Easy-to-follow voice prompts allow you to submit your proxy and confirm your instructions have been properly recorded.



Internet: Visit **www.proxyvote.com** to transmit your voting instructions and for electronic delivery of information via the Internet up until 11:59 P.M. Eastern Time the day before the meeting date. As with telephone voting, you can confirm that your instructions have been properly recorded.



Mail: Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to **Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717**.

Matters to be Voted On

Matter	Board of Directors Recommendation	Page Reference for More Information
Proposal One: Elect Class II Directors	**FOR** all nominees	**21**
Proposal Two: Advisory vote on executive compensation	**FOR**	**23**
Proposal Three: Approve 2025 Equity Incentive Plan	**FOR**	**24**
Proposal Four: Approve an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan	**FOR**	**36**
Proposal Five: Ratify Ernst & Young LLP as independent registered public accounting firm	**FOR**	**42**



6027 Edgewood Bend Court
San Diego, California 92130

PROXY STATEMENT

This Proxy is solicited on behalf of Neurocrine Biosciences, Inc., a Delaware corporation (the "Company" or "Neurocrine Biosciences"), for use at its 2025 Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 21, 2025 beginning at 10:30 a.m., local time, or at any continuations, postponements or adjournments thereof for the purposes set forth in this proxy statement and the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate offices, located at 6027 Edgewood Bend Court, San Diego, California 92130. The Company's phone number is (858) 617-7600.

ABOUT THE ANNUAL MEETING

Why did I receive these proxy materials?

The Company has sent you these proxy materials because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the Annual Meeting.

We intend to mail these proxy materials on or about April 9, 2025 to all stockholders of record entitled to vote at the Annual Meeting.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in these proxy materials, including the election of the four nominees for Class II directors named herein; an advisory vote on the compensation paid to the Company's named executive officers; approval of the Company's 2025 Equity Incentive Plan; approval of an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan; and ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

Who can attend the Annual Meeting?

All stockholders of record at the close of business on March 24, 2025 (the "Record Date"), or their duly appointed proxies, may attend the Annual Meeting. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. At the close of business on the Record Date, 98,938,234 shares of the Company's common stock, $0.001 par value per share, were issued and outstanding. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting, or any continuations, postponements or adjournments of the Annual Meeting.

Each outstanding share of the Company's common stock will be entitled to one vote on each proposal considered at the Annual Meeting.

What constitutes a quorum? What are broker non-votes? What are advisory votes?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the common stock outstanding on the Record Date will constitute a quorum, permitting the Company to conduct its business at the Annual Meeting. As of the Record Date, 98,938,234 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 49,469,118 shares will be required to establish a quorum. The presence of a quorum will be determined by the Inspector of Elections (the "Inspector").

Proxies received but marked as abstentions, as well as "broker non-votes," will be included in the calculation of the number of shares considered to be present at the Annual Meeting. Broker non-votes occur when a holder of shares in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange (the "NYSE"), "non-routine" matters are matters that may substantively affect the rights or privileges of stockholders, such as mergers, stockholder proposals and elections of directors, even if not contested. In addition, as required by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, advisory votes on executive compensation are non-routine matters for which brokers do not have discretionary authority to vote shares held by account holders. Only ratification of our independent registered public accounting firm under Proposal Five is considered a routine matter, meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposal Five.

The vote on Proposal Two is advisory. The outcome of this vote will not be binding on the Company or the Board of Directors and will not create or imply any change to the fiduciary duties of the Board of Directors. However, the Company and the Board of Directors will consider the results of the advisory vote on Proposal Two in making future decisions about compensation of the Company's named executive officers.

How do I vote my shares in person at the Annual Meeting?

You may vote your shares held in your name as the stockholder of record in person at the Annual Meeting. You may vote your shares held beneficially in street name in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you are encouraged to direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you are encouraged to vote by proxy. You can vote by proxy over the Internet, by mail or by telephone pursuant to instructions provided on the enclosed proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, trustee, or nominee. The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Time, on May 20, 2025.

Who will bear the cost of soliciting votes for the Annual Meeting?

To the extent such costs are incurred, the cost of solicitation of proxies will be borne by the Company. The Company will reimburse expenses incurred by brokerage firms and other persons representing beneficial owners of shares in forwarding solicitation material to beneficial owners. To assist in soliciting proxies (votes), the Company has retained the professional proxy solicitation firm Alliance Advisors, LLC, at an approximate cost of $30,000. Proxies also may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally, by telephone or by other appropriate means.

Can I change my vote after I return my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with the Corporate Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. Your proxy will also be revoked if you attend the Annual Meeting and vote in person; however, we encourage you to vote your shares via the Internet, telephone or mail, and instructions regarding all three methods of voting are provided on the proxy card. If you hold shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from such firm, bank or other nominee to vote your shares.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, then your shares of common stock are registered in more than one name or are registered in different accounts. Please complete a proxy for each separate set of proxy materials that you receive to ensure that all of your shares are voted.

What are the Board of Directors' recommendations?

Unless you give other instructions on your proxy, the persons named as proxy holders on the proxy will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board of Directors unanimously recommends a vote:

- for election of the four nominees for Class II Directors named herein (see Proposal One);
- for an advisory vote on the compensation paid to the Company's named executive officers (see Proposal Two);
- for approval of the Company's 2025 Equity Incentive Plan (see Proposal Three);
- for approval of an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan (see Proposal Four); and
- for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 (see Proposal Five).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What vote is required to approve each item?

Election of Directors. The affirmative vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of directors. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other Items. For each other item, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining the number of shares represented in person or by proxy at the Annual Meeting. Accordingly, an abstention will have the effect of a negative vote for each item. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee will not be permitted to exercise voting discretion with respect to each of the matters to be acted upon, other than Proposal Five. Thus, if you do not give your broker or nominee specific instructions, your shares will not be voted on and will not be counted for any other matter to be acted upon, other than Proposal Five. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Who counts the votes?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amended Form 8-K to publish the final results.

What proxy materials are available on the internet?

The Proxy Statement and annual report to stockholders are available under the "Investors" tab on our corporate website at www.neurocrine.com, and at www.proxyvote.com. However, you can only vote your shares at www.proxyvote.com. Please have the control number on your proxy card available.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 24, 2025 by (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 98,938,234 shares of common stock outstanding on March 24, 2025, adjusted as required by rules promulgated by the SEC. The table is based upon information supplied by our executive officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Neurocrine Biosciences, Inc., 6027 Edgewood Bend Court, San Diego, CA 92130.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Common Stock
Stockholders Owning Greater than 5%:		
BlackRock, Inc. (1)	13,647,679	13.8 %
The Vanguard Group (2)	10,129,687	10.2 %
Directors and Named Executive Officers:		
Kyle W. Gano, Ph.D. (3)	582,261	*
Matthew C. Abernethy (4)	336,274	*
Eric Benevich (5)	267,575	*
Jude Onyia, Ph.D. (6)	184,489	*
Eiry W. Roberts, M.D. (7)	271,937	*
William H. Rastetter, Ph.D. (8)	167,514	*
Kevin C. Gorman, Ph.D. (9)	1,556,898	1.6 %
Gary A. Lyons (10)	204,829	*
Johanna Mercier (11)	46,544	*
George J. Morrow (12)	84,143	*
Leslie V. Norwalk (13)	41,276	*
Christine A. Poon (14)	14,424	*
Richard F. Pops (15)	111,555	*
Shalini Sharp (16)	43,258	*
Stephen A. Sherwin, M.D. (17)	75,617	*
All current executive officers and directors as a group (19 persons) (18)	4,717,401	4.8%

---

* Represents beneficial ownership of less than one percent (1%) of the outstanding shares of the Company's common stock as of March 24, 2025.

(1) Based on Amendment No. 12 to Schedule 13G filed by BlackRock, Inc. ("BlackRock") on January 23, 2024, reporting ownership as of December 31, 2023. According to such filing, BlackRock beneficially owns 13,647,679 shares of common stock and sole voting power as to 12,980,857 shares of common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the common stock held by BlackRock. No one person's interest in the common stock held by BlackRock is more than five percent of the Company's total outstanding common stock. The principal business address for BlackRock Inc. is listed in such filing as 50 Hudson Yards, New York, NY 10001.

(2) Based on Amendment No. 9 to Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on March 6, 2025, reporting ownership as of February 28, 2025. According to such filing, Vanguard Group beneficially owns 10,129,687 shares of common stock and sole voting power as to 0 shares of common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the common stock held by Vanguard Group. No one other person's interest in the common stock held by Vanguard Group is more than five percent of the Company's total outstanding common stock. The principal business address for the Vanguard Group is listed in such filing as 100 Vanguard Blvd., Malvern, PA 19355.

(3) Consists of (a) 140,107 shares of common stock and (b) 442,154 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025.

(4) Consists of (a) 35,810 shares of common stock and (b) 300,464 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025.

(5) Consists of (a) 44,849 shares of common stock and (b) 222,726 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025.

(6) Consists of (a) 18,289 shares of common stock and (b) 166,200 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025.

(7) Consists of (a) 35,640 shares of common stock and (b) 236,297 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025. 34,455 of the outstanding shares of common stock are held by The Stephen Taylor and Eiry W. Roberts Joint Trust Agreement, of which Dr. Eiry has voting and investment power.

(8) Consists of (a) 37,491 shares of common stock, (b) 127,154 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 2,869 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025. All of the outstanding shares of common stock are held by the Rastetter Family Trust established September 2, 2010, of which Dr. Rastetter has voting and investment power.

(9) Consists of (a) 524,209 shares of common stock, and (b) 1,032,689 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025. All of the outstanding shares of common stock are held by The Gorman & Blais Family Trust, of which Dr. Gorman has voting and investment power.

(10) Consists of (a) 119,047 shares of common stock, (b) 84,347 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 1,435 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025. 113,064 of the outstanding shares of common stock are held by the Gary A. Lyons Revocable Living Trust U/A 6/8/12, of which Mr. Lyons has voting and investment power.

(11) Consists of (a) 2,100 shares of common stock, (b) 43,009 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 1,435 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(12) Consists of (a) 4,199 shares of common stock, (b) 77,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 2,869 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(13) Consists of (a) 994 shares of common stock, (b) 38,847 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 1,435 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(14) Consists of (a) 12,989 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (b) 1,435 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(15) Consists of (a) 31,611 shares of common stock, (b) 77,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 2,869 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(16) Consists of (a) 994 shares of common stock, (b) 40,829 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 1,435 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(17) Consists of (a) 10,673 shares of common stock, (b) 62,075 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 24, 2025, and (c) 2,869 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

(18) Consists of (a) 1,078,221 shares of common stock held by our current directors and executive officers, (b) 3,620,529 shares of common stock issuable pursuant to stock options held by our current directors and executive officers that are exercisable within 60 days of March 24, 2025, and (c) 18,651 shares of common stock issuable pursuant to the vesting of restricted stock units within 60 days of March 24, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who beneficially own 10% or greater of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% or greater stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons, the Company believes that its officers, directors and 10% or greater stockholders complied with all Section 16(a) filing requirements applicable to them during the fiscal year ended December 31, 2024, except that one report covering a transaction related to a charitable contribution was inadvertently filed late by the Company on behalf of Dr. Sherwin due to an administrative oversight.

OUR BOARD OF DIRECTORS

General

The Company's bylaws, as amended and restated, provide that the Board of Directors is comprised of eleven directors. The Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes. There are currently four directors in Class I (William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon), four directors in Class II (Kyle W. Gano, Ph.D., Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D.), and three directors in Class III (Kevin C. Gorman, Ph.D., Gary A. Lyons, and Johanna Mercier). With the exception of Kyle W. Gano, Ph.D., who is the Chief Executive Officer ("CEO") of the Company, and Kevin C. Gorman, Ph.D., who retired as CEO of the Company effective October 11, 2024, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards.

The directors in Class I hold office until the 2027 Annual Meeting of Stockholders, the directors in Class II hold office until the 2025 Annual Meeting of Stockholders, and the directors in Class III hold office until the 2026 Annual Meeting of Stockholders (or, in each case, until their earlier resignation, removal from office, or death). After each such election, the directors in each such case will then serve in succeeding terms of three years and until a successor is duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and executive officers.

The term of office for directors Kyle W. Gano, Ph.D., Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D. will expire at the 2025 Annual Meeting of Stockholders.

Director Biographies of Class II Directors Nominated for Reelection at the 2025 Annual Meeting of Stockholders

Kyle W. Gano, Ph.D. was appointed to serve as President and CEO of the Company in October 2024 after having served as Chief Business Development and Strategy Officer since 2020 and Chief Business Development Officer since 2011. From 2001 to 2011, Dr. Gano held several positions of increasing responsibility at the Company spanning marketing analytics to business development. He has served on the Company's Board of Directors since October 2024 and currently serves on the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA). Dr. Gano received his B.S. in Chemistry from the University of Oregon, B.S. in Biochemistry from the University of Washington, and his M.B.A. and Ph.D. in Organic Chemistry from the University of California, Los Angeles.

Dr. Gano has been instrumental in shaping the Company's strategy and culture through various senior management roles he has held at Neurocrine Biosciences for over a decade. Additionally, his significant expertise in business and corporate development activities and deep knowledge of the Company's products and pipeline of therapeutic candidates provides valuable insights to our Board of Directors.

Richard F. Pops has served on the Board of Directors since April 1998. Mr. Pops is the Chairman and Chief Executive Officer of Alkermes plc. He joined Alkermes as Chief Executive Officer in February 1991. Under his leadership, Alkermes has grown from a privately held research-based company with 25 employees to an international, publicly traded pharmaceutical company with more than 2,000 employees. In addition to Alkermes, he currently serves on the Board of Directors of the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Previously, Mr. Pops served on the Board of Directors of Epizyme, Inc., a biotechnology company focused on epigenetics, and Acceleron Pharma, Inc., a biopharmaceutical company. He holds a B.A. in Economics from Stanford University.

The continued service of Mr. Pops to the Company's Board of Directors is based on his leadership experience and track record for growing companies, his strength in business strategy and his financial acumen and capital markets experience. In addition, Mr. Pops is recognized for his service to the biopharmaceutical industry as a member of the Boards of the Biotechnology Innovation Organization and the Pharmaceutical Research and Manufacturers of America. His breadth and range of industry experience from operations and strategy is a significant contribution to the Board of Directors.

Shalini Sharp has served as a member of our Board of Directors since February 2020. Ms. Sharp served as Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceuticals Inc., a publicly traded biopharmaceutical company, from 2012 to 2020. Previously, from 2003 to 2012, Ms. Sharp held positions of increasing responsibility at Agenus, Inc., a publicly traded clinical-stage immune-oncology company, including as Chief Financial Officer, and also served as a member of its Board of Directors from 2012 to 2018. Earlier in her career, Ms. Sharp worked at Elan Pharmaceuticals, McKinsey & Company, and Goldman Sachs. Ms. Sharp currently serves on the Boards of Directors of BeiGene, Ltd., a publicly traded oncology company, Organon & Co, a publicly traded healthcare company, and Septerna, Inc., a clinical-stage biotechnology company. Ms. Sharp previously served on the Board of Directors of Mirati Therapeutics, prior to its acquisition by Bristol-Myers Squibb Company, Sutro Biopharma, Inc., Panacea Acquisition Corp., prior to its merger with Nuvation Bio, Precision BioSciences, Inc., TB Alliance, Array Biopharma, prior to its acquisition by Pfizer, and Agenus Inc. She holds a B.A. and an M.B.A. from Harvard University.

The continued service of Ms. Sharp to the Company's Board of Directors is based on her extensive experience as a Chief Financial Officer of a public company, her financial acumen, and her management and leadership skills.

Stephen A. Sherwin, M.D. has served on the Board of Directors since April 1999. Dr. Sherwin currently divides his time between advisory work in the life sciences industry and patient care and teaching in his specialty of medical oncology. He is a Clinical Professor of Medicine at the University of California, San Francisco, and a volunteer Attending Physician in Hematology-Oncology at the Zuckerberg San Francisco General Hospital. Dr. Sherwin currently serves on the Board of Directors of Biogen Inc., a publicly traded company. He is an Advisory Partner with Third Rock Ventures and a member of the Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy. Previously, Dr. Sherwin was Chairman and Chief Executive Officer of Cell Genesys, a cancer immunotherapy company, from 1990 until the company's merger in 2009 with BioSante Pharmaceuticals (now ANI Pharmaceuticals). He was also a Co-founder and Chairman of Abgenix, an antibody company which was acquired by Amgen in 2006, and co-founder and Chairman of Ceregene, a gene therapy company which was acquired by Sangamo Biosciences in 2013. From 1983 to 1990, Dr. Sherwin held various positions in clinical research at Genentech, most recently that of Vice President. Prior to 1983, he was on the staff of the National Cancer Institute. In addition, Dr. Sherwin previously served on the Board of Directors of Aduro Biotech, BioPlus Acquisition Corporation, and Neon Therapeutics. He also served on the Board of Directors of the Biotechnology Innovation Organization (BIO) from 2001 to 2014 and as its Chairman from 2009 to 2011, and was a member of the President's Council of Advisors in Science and Technology (PCAST) Working Group on Drug Development from 2011 to 2013. Dr. Sherwin holds a B.A. in biology, summa cum laude, from Yale University and an M.D. from Harvard Medical School, is board-certified in internal medicine and medical oncology, and is a Fellow of the American College of Physicians.

The continued service of Dr. Sherwin for election to the Company's Board of Directors is based on his experience and credentials in the biotechnology industry as the former Chief Executive Officer of Cell Genesys, Inc., the former Chairman and co-founder of Abgenix, Inc., the Chairman and co-founder of Ceregene, Inc., and his positions at Genentech, Inc. and the National Cancer Institute. In addition to his biotechnology credentials, Dr. Sherwin's medical expertise in internal medicine and medical oncology provides a unique contribution to the Board of Directors.

Director Biographies of Class I and Class III Directors not Nominated for Reelection at the 2025 Annual Meeting of Stockholders

Kevin C. Gorman, Ph.D. has served on the Board of Directors since January 2008. Dr. Gorman served as the President and CEO of the Company from January 2008 through October 2024, after having served as Executive Vice President and Chief Operating Officer beginning in 2006. Prior to that, he served as Executive Vice President and Chief Business Officer, and Senior Vice President of Business Development. Dr. Gorman currently serves as a director of Xencor, Inc. a publicly traded clinical-stage biopharmaceutical company. From 1990 until 1993, Dr. Gorman was a principal of Avalon Medical Partners, L.P. where he was responsible for the early stage founding of the company and several other biotechnology companies such as Onyx Pharmaceuticals, Inc., Metra Biosystems, Inc., Idun Pharmaceuticals, Inc. and ARIAD Pharmaceuticals, Inc. Dr. Gorman received his Ph.D. in immunology and M.B.A. in Finance from the University of California, Los Angeles and did further post-doctoral training at The Rockefeller University.

The continued service of Dr. Gorman on the Company's Board of Directors is based on the fact that as the Company's former CEO of the Company, Dr. Gorman has extensive knowledge of our commercial products and our product candidates, our employees and the industry in which we operate. Dr. Gorman has also demonstrated exceptional leadership skills, sound business judgment and a strong commitment to the Company.

Gary A. Lyons has served on the Board of Directors since joining Neurocrine Biosciences in February 1993. Mr. Lyons served as the President and CEO of the Company from February 1993 through January 2008. Prior to joining the Company, Mr. Lyons held a number of senior management positions at Genentech, Inc., including Vice President of Business Development and Vice President of Sales. Mr. Lyons is currently the Chairman of the Board of Directors of Travere Therapeutics, a publicly traded ultra-orphan disease commercial-stage company. Mr. Lyons previously served on the Board of Directors of Rigel Pharmaceuticals, Inc., Fresh Tracks Therapeutics, Inc. (formerly Brickell Biotech, Inc.), Eledon Pharmaceuticals, Inc. (formerly Novus Therapeutics), and Facet Biotech Corporation. Mr. Lyons holds a B.S. in Marine Biology from the University of New Hampshire and an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management.

The continued service of Mr. Lyons on the Company's Board of Directors is based on Mr. Lyons' extensive business development and corporate governance experience and, as the Company's former CEO, his in-depth understanding of the Company's strategic plans, business operations, management and culture. With this history with the Company and management, Mr. Lyons brings a unique perspective and point of view to the Company's Board of Directors.

Johanna Mercier has served on the Board of Directors since April 2021. Ms. Mercier serves as the Chief Commercial Officer of Gilead Sciences, overseeing the global commercialization of the company's medicines across virology, oncology and inflammation. She has been central to Gilead's portfolio diversification, strengthening the company's long-term growth prospects, expanding patient access and shaping commercial strategy. Ms. Mercier led the swift launch and global access strategy of Gilead's COVID-19 antiviral on an accelerated timeline during the height of the COVID-19 pandemic, while also driving Gilead's response to the crisis, including product donations. Today, she leads efforts to establish a new investigational product as a long-acting option for HIV prevention, and to expand access for people in high-incidence, resource-limited countries through innovative launch preparations and voluntary licensing agreements. A passionate advocate for the future of transformational healthcare and improving patient access on a global scale, Ms. Mercier also serves on the Board of Directors of Arcus Biosciences, Inc., a publicly traded company, and the University of Southern California's Leonard D. Schaeffer Center for Health Policy and Economics. Prior to joining Gilead in 2019, Johanna spent 25 years at Bristol-Myers Squibb, where she held senior leadership roles across the U.S. and international markets. She received her bachelor's degree in biology from the University of Montreal and her MBA from Concordia University.

The continued service of Ms. Mercier on the Company's Board of Directors is based on Ms. Mercier's extensive commercialization experience at both Gilead Sciences and Bristol-Myers Squibb, as well as her executive leadership experience across geographies and in all aspects of the commercial business.

George J. Morrow has served on the Board of Directors since October 2015. Mr. Morrow served as Executive Vice President, Global Commercial Operations at Amgen Inc., a global biotechnology company, from 2003 until his retirement in 2011. He joined Amgen in 2001 as Executive Vice President, Worldwide Sales and Marketing. His responsibilities included oversight of all commercial functions for Amgen's broad spectrum of products in more than 50 countries worldwide, and the introduction of multiple new products into global markets. From 1992 to 2001, Mr. Morrow held executive management and commercial positions within several subsidiaries of Glaxo Wellcome, including Group Vice President for Commercial Operations (U.S.), Managing Director (U.K.), and most recently as President and Chief Executive Officer of Glaxo Wellcome, Inc. (U.S.). Mr. Morrow currently serves on the Board of Directors of Align Technology, Inc., a publicly traded global medical device company. He has previously served on the boards of Vical, Inc., Otonomy, Inc., Glaxo Wellcome, Inc., Human Genome Sciences, Inc., Safeway, Inc., National Commerce Bank, the John Hopkins School of Public Health, and the Duke University Fuqua School of Business. Mr. Morrow holds a B.S. in Chemistry from Southampton College, Long Island University, an M.S. in Biochemistry from Bryn Mawr College and an M.B.A. from Duke University.

The continued service of Mr. Morrow on the Company's Board of Directors is based on his extensive commercialization experience at Amgen, his broad executive experience at GlaxoSmithKline Inc., and his years of experience in corporate governance as a board member of several publicly traded companies. Mr. Morrow's board experience, leadership experience and commercialization expertise prove valuable strategic insights to the Board of Directors.

Leslie V. Norwalk has served on the Board of Directors since September 2019. Since 2007, Ms. Norwalk has served as Strategic Counsel to healthcare companies at Epstein Becker Green, EBG Advisors, and National Health Advisors. Ms. Norwalk advises several private equity firms on healthcare matters. She serves as a director of CVS Health Corporation, Globus Medical, Inc., Modivcare Inc., and Arvinas, Inc., all publicly traded companies, as well as several privately held healthcare companies. Ms. Norwalk previously served on the Board of Directors of Centene, Endologix, Magellan Health, NuVasive, Inc., prior to its acquisition by Globus Medical, and Press Ganey. Ms. Norwalk began her career in the public sector in The White House Office of Presidential Personnel under the first Bush administration, following which, she practiced law at the Washington, D.C. office of Epstein Becker Green, P.C. From 2001 to 2007, she served in several roles at the Centers for Medicare & Medicaid Services (CMS) under the George W. Bush administration, including serving as Deputy Administrator, and Counselor and Policy Advisor, before assuming the role of Acting Administrator. Ms. Norwalk holds a J.D. from the George Mason University School of Law and a B.A. in Economics and International Relations from Wellesley College.

The continued service of Ms. Norwalk to the Company's Board of Directors is based on her deep knowledge of, and experience with, the healthcare industry and government regulations, as well as corporate governance and risk management. Such knowledge and experience provides valuable guidance and insight to the Board of Directors.

Christine A. Poon has served on the Board of Directors since July 2023. Ms. Poon is the former Executive-in-Residence in the Department of Management and Human Resources at the Max M. Fisher College of Business at The Ohio State University, where she served as Dean and the John W. Berry, Sr. Chair in Business from 2009 to 2014. She served as Vice Chairman and Member of the Board of Directors of Johnson & Johnson from 2005 until her retirement in March 2009. Ms. Poon joined Johnson & Johnson in 2000 as Company Group Chair in the Pharmaceuticals Group. She became a member of Johnson & Johnson's Executive Committee and Worldwide Chair, Pharmaceuticals Group, in 2001, and served as Worldwide Chair, Medicines and Nutritionals, from 2003 to 2005. Prior to joining Johnson & Johnson, she spent 15 years at Bristol-Myers Squibb in various management positions. Ms. Poon was also a Vice Chair of the Supervisory Board of Royal Philips Electronics and a member of the Board of Directors of Decibel Therapeutics, Inc. She currently serves on the Board of Directors of Prudential Financial, Inc., Regeneron Pharmaceuticals, Inc., where she currently serves as the lead independent director, and The Sherwin-Williams Company. Ms. Poon was named Woman of the Year by the Healthcare Businesswomen's Association in 2004 and named Business Leader of the Future by CNBC/Wall Street Journal in 2005.

The continued service of Ms. Poon on the Company's Board of Directors is based on her expertise in U.S. and international business operations, including extensive experience in capital allocation, and her strategic and operational knowledge of the pharmaceutical industry.

William H. Rastetter, Ph.D. has served on the Board of Directors since February 2010 and as Chairman of the Board of Directors since May 2011. Currently, he serves as the Chairman of the Board of Directors for Fate Therapeutics, a publicly traded company focused on cellular therapies, as well as for Daré Bioscience, Inc. (previously known as Cerulean Pharma Inc.), a publicly traded company focused on women's healthcare. Dr. Rastetter also serves on the Board of Directors for Regulus Therapeutics Inc., a publicly traded company focused on RNA-based therapeutics, and on the Board of Directors of Iambic, Inc., a private company using artificial intelligence and laboratory automation to design and develop medicinal chemicals initially for oncology indications. Dr. Rastetter previously served on the board of Grail, Inc., a private company developing deep sequencing approaches for disease diagnosis, with an initial focus on the early diagnosis of cancer. Dr. Rastetter serves as an advisor to Illumina Ventures, and is the Chairman of San Diego Squared, a nonprofit focused on STEM awareness and education for students in underserved communities. Dr. Rastetter was a partner in the venture capital firm, Venrock, from 2006 through early 2013 and was Executive Chairman of Biogen Idec, Inc. from 2003 to 2005. Earlier, he served as Chairman and Chief Executive Officer of IDEC Pharmaceuticals Corporation until its merger with Biogen Inc. in 2003; he joined IDEC Corporation as its Chief Executive Officer at the company's founding in 1986. From 1984 to 1986, Dr. Rastetter was Director of Corporate Ventures at Genentech, where from 1982 to 1984 he held scientific positions. He held a series of faculty positions including Associate Professor at the Massachusetts Institute of Technology ("MIT") from 1975 to 1982. Dr. Rastetter has an S.B. degree in Chemistry from MIT and received M.A. and doctorate degrees in Chemistry from Harvard University.

The continued service of Dr. Rastetter on the Company's Board of Directors is based on Dr. Rastetter's scientific and technical expertise combined with his business experience in leading rapidly growing companies in the life sciences industry. The Company's continued growth is dependent on scientific and technical advances, and the Board of Directors believes that Dr. Rastetter offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Rastetter's board and executive leadership experience at other life sciences companies provides valuable strategic and governance insight to the Board of Directors as a whole.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

General

We have long believed that good corporate governance is important to ensure that Neurocrine Biosciences is managed for the long-term benefit of its stockholders. We periodically review our corporate governance policies and practices. The Board of Directors has adopted Corporate Governance Guidelines which describe our corporate governance practices and address corporate governance issues such as Board composition, responsibilities and director qualifications. These guidelines are available at www.neurocrine.com.

Corporate Governance Best Practices

We are committed to maintaining strong corporate governance practices that promote the long-term interests of the Company and our stockholders and help strengthen the oversight functions of our management and Board of Directors. Additional information about our corporate governance policies and practices, including our committee charters, Corporate Governance Guidelines, Code of Business Conduct and Ethics, Comprehensive Compliance Program, and Incentive Compensation Recoupment Policy, can be found on our website, www.neurocrine.com. Additionally, for more information on our commitment to corporate responsibility, including environmental matters and other key initiatives, please see our latest corporate responsibility disclosures, which can be found on our website under the "Corporate Responsibility" section. We believe these efforts reflect the best interests of our patients, our stockholders and the communities in which we operate and serve. The information posted on or accessible through our website is not incorporated into this Proxy Statement.

We believe that our strong corporate governance practices empower our independent directors to exercise effective oversight of our business generally and our management team specifically, including the performance of our CEO.

The following table highlights some of our key corporate governance practices:

Corporate Governance Best Practices

☒	Director resignation policy for directors receiving less than majority support	☒	Stockholder ability to call special meetings
☒	Director overboarding policy	☒	Stockholder action by written consent
☒	Policies ensuring our Board is comprised of directors with a range of skills, professional experience, ideas and viewpoints	☒	No poison pill in force
☒	Separate Chairman and CEO	☒	Clawback policy
☒	All directors attended at least 75% of Board and relevant committee meetings	☒	New director orientation and continuing director education
☒	Code of Business Conduct and Ethics	☒	Executive sessions of independent directors held at every regular Board meeting
☒	Annual board and committee assessment	☒	Active stockholder engagement
☒	Proxy access for stockholders	☒	Robust commitment to corporate responsibility

Board of Directors Overview

As we continue to focus on discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine, and neuropsychiatric disorders, we rely on our talented and experienced Board to provide leadership, guidance and oversight. Our Board is comprised of individuals with a strong background in executive leadership, capital management and allocation, scientific research and drug development experience, and Company and industry knowledge. We believe that our directors' varied backgrounds and experiences result in different perspectives, ideas, and viewpoints, which make our Board more effective in carrying out its duties. We believe that our directors hold themselves to the highest standards of integrity and that they are committed to representing the long-term interests of our stockholders.

The following matrix highlights the mix of key skills and experiences of our director nominees and continuing directors. This matrix is intended to depict notable areas of focus for each director, and not having a mark does not mean that a particular director does not possess that skill or experience. Nominees have developed competencies in these skills through education, direct experience and oversight responsibilities. Additional biographical information on each nominee is set out above.

Experience, Expertise, or Attribute	Director Nominees				Continuing Directors						
	Kyle Gano, Ph.D.	Richard Pops	Shalini Sharp	Stephen Sherwin, M.D.	Kevin Gorman, Ph.D.	Gary Lyons	Johanna Mercier	George Morrow	Leslie Norwalk	Christine Poon	William Rastetter, Ph.D.
Industry Expertise	✓	✓		✓						✓	
Finance / Capital Management and Allocation	✓		✓	✓	✓	✓				✓	
Commercial Experience							✓	✓		✓	
Scientific Research & Drug Development Experience	✓	✓		✓							✓
Governance / Public Company Board		✓						✓	✓		✓
Investor Relations / Stockholder Engagement	✓	✓			✓	✓	✓		✓		✓
International Markets							✓	✓		✓	
Government Affairs / Public Policy				✓					✓		
Executive Leadership Experience					✓	✓	✓	✓			✓
Accounting / Financial Reporting			✓								
Risk Oversight / Risk Management			✓		✓						
Human Capital Management						✓					
IT / Cybersecurity			✓								
Pricing and Market Access - U.S.									✓		

Board Leadership Structure

It is the Company's policy to separate the roles of CEO and Chairman of the Board. This separation recognizes the independent roles of the Board of Directors, Chairman of the Board and CEO. The Board of Directors sets Company strategy and provides oversight and accountability for the CEO and Company management. The Chairman of the Board presides over the Board of Directors and provides guidance to the CEO. The CEO and the balance of the Board of Directors set Company goals with the CEO providing leadership and day to day oversight in furtherance of those goals. The Company believes that separation of the Board of Directors and Company leadership reinforces the independence of the Board of Directors in its oversight of the business and affairs of the Company, and creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board of Directors to monitor whether management's actions are in the best interests of the Company and its stockholders.

Board Independence

The Board of Directors annually reviews the independence of each of the directors. With the exception of Kyle Gano, Ph.D., the Company's current CEO, and Kevin Gorman, Ph.D., the Company's former CEO, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards.

Classified Board Structure

The Board of Directors is divided into three classes, designated Class I, Class II and Class III. Our Nominating / Corporate Governance Committee annually reviews the Company's classified Board structure to evaluate whether it continues to be the appropriate structure for the Company. At this time, the Nominating / Corporate Governance Committee and the Board continue to believe that maintaining this structure is appropriate and beneficial to our stockholders. Specifically, the Nominating / Corporate Governance Committee and the Board believe that the classified board structure:

- promotes stability and continuity, allowing our Board and management to remain focused on our long-term strategic objectives;
- enhances independence of our non-employee directors by decreasing potential pressures from special interest groups or others who may have motives or interests contrary to the creation of sustainable stockholder value; and
- allows for the development of institutional knowledge at the board level, which is particularly important in the pharmaceutical industry, given the multi-year development cycles of our clinical programs.

The Board and the Nominating / Corporate Governance Committee will periodically review and continue to consider whether the classified Board structure aligns with the Company's long-term strategic objectives.

Overboarding Policy

The overboarding policy set forth in our Corporate Governance Guidelines limits directors to a maximum of five public company boards, with named executive officers of public companies limited to a maximum of three public company boards and members of the Audit Committee limited to a maximum of three public company audit committees unless such director is a retired CPA, CFO or controller (or has similar experience).The Nominating / Corporate Governance Committee reviews our overboarding policy as part of its annual review of our corporate governance practices, which includes the Corporate Governance Guidelines, and compliance with our overboarding policy is reviewed at least annually by the Nominating / Corporate Governance Committee. All directors are currently compliant with our overboarding policy.

Certain proxy advisory firms have adopted overboarding policies, where they will recommend a vote against directors who serve on what the proxy advisory firm believes to be too many boards. Further, certain institutional investors will vote against directors if they believe they are overboarded. These policies are generally intended to address concerns that directors on multiple boards may lack sufficient time to perform their board duties effectively. The Nominating / Corporate Governance Committee and the Board acknowledge these concerns, but believe additional factors should be considered in determining whether a director serving on multiple boards should continue to serve on the Company's Board of Directors. Among other things, the Board of Directors believe that consideration should be given to the skills and abilities that a director brings to the Board, how a director contributes to the overall mix of perspectives and backgrounds on the Board, and whether the director dedicates the appropriate time, attention and energy to his or her director duties. The Board of Directors discusses these considerations generally in connection with its evaluation and assessment process and specifically with both current Board members and director candidates who serve on multiple boards of directors.

Director Refreshment

The Nominating / Corporate Governance Committee recognizes that it is desirable to maintain a balance of longer-tenured directors whose experience and institutional knowledge provide them with a nuanced understanding of the Company and its operations, with newer directors who contribute fresh perspectives. Accordingly, the Nominating / Corporate Governance Committee and the Board have determined not to adopt mandatory retirement ages or tenure limits. Although the Board acknowledges that some stockholders have concerns regarding directors with longer service, the Board believes that such directors provide critical expertise and informed judgment to Board deliberations and decisions. In particular, the continuity such tenured directors provide facilitates meaningful contributions to, and more effective oversight of, management through the full breadth of the drug discovery and development process. While the Nominating / Corporate Governance Committee and the Board consider tenure when evaluating the Board's composition, they believe that imposing rigid restrictions would deprive the Board of the invaluable knowledge and leadership that experienced of members of the Board are able to offer to the Company.

Board and Committee Meetings During 2024

The Board of Directors held a total of seven meetings during 2024. For 2024, the Board of Directors had an Audit Committee, a Compensation Committee, a Nominating / Corporate Governance Committee, and a Science and Medical Technology Committee. Charters for each of these committees have been established and approved by the Board of Directors and current copies of the charters for each of the committees have been posted on the Company's website at *www.neurocrine.com*.

During 2024, all directors in office at that time attended at least 75% of the total number of meetings of the Board of Directors and committees of the Board of Directors on which they served.

Information About Board Committees

The table below provides membership information for each of the committees of the Board during 2024. In December 2024, our Board approved revisions to the membership of our committees (see page 21 for our Board's current committee membership).

Committee Composition

| | Committee | | | |
Name of Director	Audit	Compensation	Nominating / Corporate Governance	Science and Medical Technology
William H. Rastetter, Ph.D. (Board Chair)				MEMBER
Kevin C. Gorman, Ph.D.				
Gary A. Lyons				MEMBER
Johanna Mercier			MEMBER	
George J. Morrow		MEMBER	MEMBER	
Leslie V. Norwalk			CHAIR	
Christine A. Poon[1]	MEMBER		MEMBER	
Richard F. Pops[2]		CHAIR		MEMBER
Shalini Sharp	CHAIR	MEMBER		
Stephen A. Sherwin, M.D.[3]	MEMBER			CHAIR

(1) Ms. Poon joined the Audit Committee effective February 12, 2024 and the Nominating / Corporate Governance Committee effective February 6, 2024.

(2) Mr. Pops was a member of the Audit Committee through February 12, 2024.

(3) Dr. Sherwin was a member of the Nominating / Corporate Governance Committee through February 6, 2024.

The Company's Audit Committee is comprised entirely of directors who meet the independence requirements set forth in Nasdaq Stock Market Rule 5605(c)(2)(A). Information regarding the functions performed by the committee, its membership, and the number of meetings held during the fiscal year is set forth in the "Report of the Audit Committee," included in this Proxy Statement. The Board of Directors has determined that Ms. Sharp, Ms. Poon and Dr. Sherwin are "audit committee financial experts" within the meaning of item 407(d)(5) of SEC Regulation S-K. This committee met nine times during 2024.

The Compensation Committee reviews and recommends to the Board of Directors the compensation of executive officers and other employees of the Company. Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees as appropriate. Each member of the Compensation Committee is an "independent director" as defined by Nasdaq Stock Market Rule 5605(a)(2). This committee met nine times during 2024. Please also refer to "Role of the Compensation Committee" section under the section titled "Compensation Discussion and Analysis" for additional information regarding the role of the Compensation Committee.

The Nominating / Corporate Governance Committee is responsible for recommending nominees for election to the Board of Directors, developing and implementing policies and practices relating to corporate governance, and providing oversight with respect to the following matters: corporate responsibility, supply chain risk, quality systems and drug safety. The Nominating / Corporate Governance Committee also administers the Company's Code of Business Conduct and Ethics (the "Code"), which applies to all of the Company's officers, directors and employees, and is available on the Company's website at *www.neurocrine.com*. If we make any substantive amendments to the Code or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a current report on Form 8-K. The functions of this committee also include consideration of the composition of the Board of Directors and recommendation of individuals for election as directors of the Company. The Nominating / Corporate Governance Committee will consider nominees recommended by stockholders, provided such nominations are made pursuant to the Company's bylaws and applicable law. Each member of the Nominating / Corporate Governance Committee is an "independent director" as defined by Nasdaq Stock Market Rule 5605(a)(2).This committee met five times during 2024.

In January 2024, the Board formed the Science and Medical Technology Committee, which provides oversight of significant scientific judgments relating to the Company's research and development, including clinical development, activities, portfolio, and potential business development transactions.

Dr. Rastetter serves as a member of the Science and Medical Technology Committee and also regularly attends other committee meetings in his role as Board Chair.

Compensation Committee Interlocks and Insider Participation

During 2024, the Compensation Committee consisted of George J. Morrow, Richard F. Pops, and Shalini Sharp. No interlocking relationship existed between any member of the Compensation Committee and any member of any other company's Board of Directors or compensation committee.

Director Nomination Process

In selecting non-incumbent candidates and reviewing the qualifications of incumbent candidates for the Board of Directors, the Nominating / Corporate Governance Committee considers the Company's corporate governance principles, which include the following:

- Directors should possess the highest ethics, integrity and values, and be committed to representing the long-term interest of the stockholders. They also must have experience they can draw upon to help direct the business strategies of the Company together with sound judgment. They must be actively engaged in the pursuit of information relevant to the Company's business and must constructively engage their fellow Board members and management in dialogue and the decision-making process.
- Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board of Directors for an extended period of time.
- Directors should notify the Chairman of the Board and Chairman of the Nominating / Corporate Governance Committee in the event of any significant change in their employment responsibilities or affiliations. Director nominees should meet the director qualification requirements set forth in the Company's Corporate Governance Guidelines.
- In evaluating director nominees, the Nominating / Corporate Governance Committee considers the following factors: personal and professional integrity, ethics and values including any potential conflicts of interest; experience in corporate management and the biopharmaceutical industry, such as serving as an officer or former officer of a publicly held company; experience as a board member of another publicly held company; and additionally, for nominees seeking re-election, meeting attendance, and participation and compliance with Company policies.

It is the Company's policy to have a range of skills, professional experience, education, associations, achievements, training, points of view and individual qualities and attributes represented on the Board of Directors. The Nominating / Corporate Governance Committee considers these characteristics when assessing board composition and evaluating candidates for election or re-election to the Board of Directors.

The Nominating / Corporate Governance Committee's goal is to assemble a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Our current Board is comprised of eleven directors. The directors' demographic background includes gender diversity (four directors) and ethnic diversity (two directors).

In addition to the foregoing, the Nominating / Corporate Governance Committee Charter and Corporate Governance Guidelines set forth minimum criteria for director nominees. The Nominating / Corporate Governance Committee may also consider such other facts as it may deem are in the best interests of the Company and its stockholders. The Nominating / Corporate Governance Committee does believe that several members of the Board of Directors meet the criteria for an "audit committee financial expert" as defined by SEC rules. We believe that all of our directors should have a reputation for honesty, integrity and highest ethical standards, and should demonstrate business acumen, an ability to exercise sound judgment and a commitment to serve the Company.

Board Self-Assessment

The Nominating / Corporate Governance Committee ensures that each member of the Board, the Committees, and the Chair of the Board are assessed annually aimed at enhancing effectiveness. Directors complete a number of different evaluations in order to provide performance feedback and suggestions for improved effectiveness or contributions. The assessments are done by way of a questionnaire prepared and distributed by our external corporate counsel, Cooley LLP. The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by Cooley LLP, our Chief Legal Officer, the Nominating / Corporate Governance Committee, and the Board, who decide whether any changes are needed to the Board's processes, procedures, composition or Committee structure. The evaluation carried out for the 2024 calendar year indicated that all individuals and groups were effectively fulfilling their responsibilities.

Board Education

The Board recognizes the importance of ongoing director education. In order to facilitate the Board's educational development, the Board regularly meets with management and are given periodic presentations on our business and recent business developments. When the Board meets in person, Members of the Board also attend dinners on the evening before regularly scheduled Board meetings. Generally, at these dinners the Board meets with senior decision-makers within the Company or outside experts in order to enhance the Board's understanding of our business and affairs. In addition, on an annual basis an external expert meets with the Nominating / Corporate Governance Committee to discuss best practices and new developments relating to corporate governance and the operation of public company boards. The Company also provides funding for members of the Board of Directors to attend outside director continuing education programs sponsored by educational and other institutions.

Identification and Evaluation of Nominees for Director

The Nominating / Corporate Governance Committee identifies nominees for director by first evaluating the current members of the Board of Directors willing to continue in service. Current members with qualifications and skills that are consistent with the Nominating / Corporate Governance Committee's criteria for service and who are willing to continue are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining members who would offer a new perspective. If any member of the Board of Directors does not wish to continue in service, or if the Board of Directors decides not to re-nominate a member for re-election, the Nominating / Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Nominating / Corporate Governance Committee generally polls the Board of Directors and members of management for their recommendations and may also seek input from third-party search firms. The Nominating / Corporate Governance Committee may also seek input from industry experts or analysts. The Nominating / Corporate Governance Committee reviews the qualifications, experience and background of the candidates. Final candidates are then interviewed by the Company's independent directors and executive management. In making its determinations, the Nominating / Corporate Governance Committee evaluates each individual in the context of the Company's Board of Directors as a whole, with the objective of assembling a group that can best perpetuate the success of the Company and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Nominating / Corporate Governance Committee makes its recommendation to the Board of Directors.

We have not received director candidate recommendations from the Company's stockholders and do not have a formal policy regarding consideration of such recommendations. However, any recommendations received from stockholders will be evaluated in the same manner that potential nominees suggested by members of our Board of Directors, management or other parties are evaluated. Accordingly, our Board of Directors believes a formal policy regarding consideration of such recommendations is unnecessary.

All of the nominees for director standing for election at the 2025 Annual Meeting of Stockholders (other than Dr. Gano) were most recently re-elected as directors at our 2022 Annual Meeting of Stockholders. The Board elected Dr. Gano as a director, effective October 11, 2024, in connection with his appointment as our CEO. Dr. Gano's appointment as our CEO was the result of succession planning process managed by the Nominating / Corporate Governance Committee and the full Board.

Proxy Access

In February 2023, our Board of Directors amended and restated our bylaws to provide for proxy access, which, subject to certain limitations as set forth in our bylaws, allows a stockholder or a group of no more than 20 stockholders owning at least three percent or more of the voting power of our outstanding capital stock continuously for at least three years to nominate and include in our Proxy Statement for an annual meeting director nominees constituting up to the greater of two individuals or 20% of the number of directors in office, provided that (i) the number of such nominees may not exceed 50% of the number of directors in the class whose term expires at such annual meeting and (ii) the stockholders satisfy the procedural, disclosure and other requirements specified in our bylaws. For further information, please see "Additional Information". The foregoing description of the stockholder proxy access provision included in our bylaws does not purport to be complete and is qualified in its entirety by reference to our bylaws.

Process for Stockholder Communications with the Board of Directors

Stockholders of the Company wishing to communicate with the Company's Board of Directors or an individual director may send a written communication to the Board of Directors or such director c/o Neurocrine Biosciences, Inc., 6027 Edgewood Bend Court, San Diego, CA 92130, Attn: Corporate Secretary. Each communication must set forth:

- the name and address of the Company stockholder on whose behalf the communication is sent; and
- the number of Company shares that are beneficially owned by such stockholder as of the date of the communication.

Each stockholder communication will be reviewed by the Company's Corporate Secretary to determine whether it is appropriate for presentation to the Board or such director. Examples of inappropriate communications include advertisements, solicitations or hostile communications.

Communications determined by the Corporate Secretary to be appropriate for presentation to the Board or such director will be submitted to the Board or such director on a periodic basis.

Role of Board in Risk Oversight

While the Board of Directors has ultimate oversight responsibility for the risk management process, it has delegated portions of this responsibility to various committees. The Board of Directors and its committees oversee risk throughout the business with focus on financial risk, legal/compliance risk, scientific/clinical development risk, cybersecurity risk management, and strategic risk. The Audit Committee focuses on major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also has oversight of risk related to data privacy, technology and information and cybersecurity, including: (i) access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation (ii) the potential impact of those exposures on the Company's business, financial results, operations and reputation, (iii) the steps management has taken to monitor and mitigate such exposures, (iv) the Company's information governance policies and programs and (v) major legislative and regulatory developments that could materially impact the Company's privacy and data security risk exposure. The Nominating / Corporate Governance Committee and Audit Committee each focus on legal/compliance risk with the Nominating / Corporate Governance Committee taking the lead on the governance and management process and compliance oversight with respect to the following matters: corporate responsibility, supply chain risk, quality systems and drug safety. The Audit Committee takes the lead on SEC reporting and compliance. The Compensation Committee addresses compensation policies and practices as they relate to risk management practices and risk-taking incentives. The participation of the full Board of Directors in setting the Company's business strategy incorporates assessment of scientific and strategic risks for the Company overall. Additionally, in January 2024, the Board of Directors formed the Science and Medical Technology Committee, which provides oversight of significant scientific judgments relating to the Company's research and development, including clinical development, activities, portfolio, and potential business development transactions.

Corporate Responsibility

At Neurocrine Biosciences, we uphold an unwavering spirit of ingenuity and seek to provide lifesaving solutions to patients who have great needs, but few options. We believe operating both responsibly and efficiently is paramount to creating long-term value for our Company and stakeholders. Our focus as a Company is to operate with the highest standards of business ethics, adhere to the highest product quality and safety standards, invest in our people and communities in which we live and work, and minimize our impact on the environment. For more information on our commitment to corporate responsibility, including environmental matters and other key initiatives, please see our latest corporate responsibility disclosures, which can be found on our website, www.neurocrine.com, under the "Corporate Responsibility" section. The information posted on or accessible through our website is not incorporated into this Proxy Statement.

Risk Assessment Concerning Compensation Practices and Policies

During 2024, the Compensation Committee conducted an assessment of how the Company's compensation policies and practices relate to risk management practices and risk-taking incentives. As part of the process, the Compensation Committee engaged the services of an external, independent compensation consulting firm to conduct an independent risk assessment. Based on this assessment, the Compensation Committee concluded that the Company's compensation policies and practices are consistent with industry practices for similar biopharmaceutical companies and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Role of the Board in Succession Planning

A key responsibility of the Board is succession planning for the CEO and other members of the executive management team. In consultation with the Company's CEO and Chief Human Resources Officer, the Compensation Committee oversees succession planning relating to the Company's executive officers. Succession planning for the Company's CEO is conducted by the full Board to ensure that development, retention and succession plans for the CEO align with the Company's short and long-term strategic goals. Additionally, the Compensation Committee discusses executive management talent, including the readiness of individuals to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater levels of responsibility. The review and assessment conducted by the Board and its committees includes a review of both a long-term succession plan and an emergency succession plan.

In support of the Company's commitment to investing in its employees, high-potential leaders are provided with the opportunity to meet with Board members through formal presentations and at informal events. This engagement gives the Board insight into the Company's talent and helps to facilitate a regular review and discussion of leadership development and succession planning at the Board and Committee level.

In May 2024, we announced that Dr. Gorman would retire as the Company's CEO effective October 11, 2024. Prior to the announcement of Dr. Gorman's retirement, the Board undertook a comprehensive leadership development and succession planning process to identify the right leader to take the Company into the next phase of growth. After a robust and thorough process, the Board named Dr. Gano, formerly the Company's Chief Business Development and Strategy Officer, to succeed Dr. Gorman as the Company's CEO effective October 11, 2024. Dr. Gorman continues to serve of the Company's Board.

Policy Regarding Board Member Attendance at the Company's Annual Meeting

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Annual Meeting. Directors Dr. Gorman and Dr. Rastetter attended the 2024 Annual Meeting of Stockholders.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the Company's financial statements and the reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2024, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee also has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2024 with the Company's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, as well as their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under the applicable requirements of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the Securities and Exchange Commission. The independent registered public accounting firm also is responsible for performing an independent audit of the Company's internal control over financial reporting in accordance with the auditing standards of the PCAOB. In addition, the Audit Committee has discussed the independent registered public accounting firm's independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors are also seeking stockholder ratification of the selection of the Company's independent registered public accounting firm for the year ending December 31, 2025.

Respectfully submitted by:
AUDIT COMMITTEE

Shalini Sharp
Christine A. Poon
Stephen A. Sherwin, M.D.

Principal Accountant Fees and Services

The aggregate fees billed to the Company by Ernst & Young LLP, the Company's independent registered public accounting firm, for the indicated services for each of the last two fiscal years were as follows:

	2024	2023
Audit fees (1)	$ 1,754,055	$ 1,708,578
Audit related fees (2)	—	—
Tax fees (3)	575,236	545,664
Total	$ 2,329,291	$ 2,254,242

(1) Audit fees consist of fees for professional services performed by Ernst & Young LLP for the integrated audit of the Company's annual financial statements and internal control over financial reporting and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees consist of fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Company's financial statements.

(3) Tax fees consist of fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning. Total includes approximately $322,000 in 2024 and $263,000 in 2023 for tax compliance.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP and has concluded that the provision of such services is compatible with maintaining the independence of that firm. All of the services rendered by Ernst & Young LLP were pre-approved by the Audit Committee in accordance with the Audit Committee pre-approval policy described below.

The Company's Audit Committee has established a policy that all audit and permissible non-audit services provided by the Company's independent registered public accounting firm will be pre-approved by the Audit Committee. These services may include audit services, audit related services, tax services and other services. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the Company's registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Company's independent registered public accounting firm and management are required to periodically (at least quarterly) report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

COMPENSATION COMMITTEE REPORT

The following Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by:
COMPENSATION COMMITTEE

George J. Morrow
Richard F. Pops
Shalini Sharp

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's bylaws, as amended, provide that the Board of Directors is comprised of eleven directors. The Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes. There are currently four directors in Class I (William H. Rastetter, Ph.D., George J. Morrow, Leslie V. Norwalk, and Christine A. Poon), four directors in Class II (Kyle W. Gano, Ph.D., Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D.), and three directors in Class III (Kevin C. Gorman, Ph.D., Gary A. Lyons, and Johanna Mercier). With the exception Kyle W. Gano, Ph.D., who is the CEO of the Company, and Kevin C. Gorman, Ph.D., who retired as CEO of the Company effective October 11, 2024, all current members of the Board of Directors meet the definition of "independent director" under the Nasdaq Stock Market qualification standards. Additionally, our Corporate Governance Guidelines contain a director resignation policy, which provides that any director nominee who receives a greater number of votes "withheld" than votes "for" such election shall tender his or her resignation to the Board of Directors. The Nominating / Corporate Governance Committee will consider all of the relevant facts and circumstances and recommend to the Board of Directors whether to accept or reject the resignation. The Board of Directors will act on the Nominating / Corporate Governance Committee's recommendation within 90 days of the annual meeting. Following the Board's decision on the Nominating / Corporate Governance Committee's recommendation, the Company will publicly disclose the Board's decision whether to accept the resignation as tendered in a Form 8-K filed with the Securities and Exchange Commission (the "SEC").

The directors in Class I hold office until the 2027 Annual Meeting of Stockholders, the directors in Class II hold office until the 2025 Annual Meeting of Stockholders and the directors in Class III hold office until the 2026 Annual Meeting of Stockholders (or, in each case, until their earlier resignation, removal from office, or death). After each such election, the elected directors will then serve in succeeding terms of three years and until a successor is duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and executive officers.

The term of office for directors Kyle W. Gano, Ph.D., Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D. will expire at the 2025 Annual Meeting of Stockholders.

Nominees for Election at the Annual Meeting

All of the nominees (Kyle W. Gano, Ph.D., Richard F. Pops, Shalini Sharp, and Stephen A. Sherwin, M.D.) are currently Class II directors of the Company. Information about the nominees is set forth below as of the date of this Proxy Statement:

Name of Director	Age	Position in the Company	Director Since
Kyle W. Gano, Ph.D.	52	Chief Executive Officer and Director	2024
Richard F. Pops (1)(2)	62	Director	1998
Shalini Sharp (2)(3)	50	Director	2020
Stephen A. Sherwin, M.D. (1)(3)	76	Director	1999

Directors Continuing in Office

The Class I and III directors will remain in office after the 2025 Annual Meeting of Stockholders. The names and certain other current information about the directors whose terms of office continue after the Annual Meeting are set forth below:

Name of Director	Age	Position in the Company	Director Since
William H. Rastetter, Ph.D. (1)	76	Chairman of the Board	2010
Kevin C. Gorman, Ph.D. (1)	67	Director	2008
Gary A. Lyons (1)	73	Director	1993
Johanna Mercier (4)	55	Director	2021
George J. Morrow (2)(4)	73	Director	2015
Leslie V. Norwalk (4)	59	Director	2019
Christine A. Poon (3)(4)	72	Director	2023

(1)   Member of the Science and Medical Technology Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Audit Committee.
(4)   Member of the Nominating / Corporate Governance Committee.

Vote Required

The nominees receiving the affirmative vote of a plurality of the shares represented in person or by proxy at the 2025 Annual Meeting of Stockholders and entitled to vote on the election of directors will be elected to the Board of Directors. If a nominee receives a greater number of votes "withheld" than votes "for" such election, the nominee shall tender his or her resignation to the Board of Directors in accordance with our director resignation policy. The Nominating / Corporate Governance Committee will consider all of the relevant factors and recommend to the Board of Directors whether to accept or reject the resignation. The Board of Directors will act on the Nominating / Corporate Governance Committee's recommendation within 90 days of the annual meeting. Following the Board's decision on the Nominating / Corporate Governance Committee's recommendation, the Company will publicly disclose the Board's decision whether to accept the resignation as tendered in a Form 8-K filed with the SEC.

Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's Class II nominees named above. If any of the Company's nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any substitute nominee who is designated by the present Board of Directors, or alternatively, the Board of Directors may leave a vacancy on the Board of Directors or reduce the size of the Board of Directors. It is not expected that any of the Company's nominees will be unable or will decline to serve as a director. **The Board of Directors unanimously recommends that stockholders vote "FOR" the Class II nominees named above.**

PROPOSAL TWO: ADVISORY VOTE ON
COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

General

At the 2023 Annual Meeting of Stockholders, the Board of Directors, as a matter of good corporate governance, recommended that the stockholders approve an advisory vote on Named Executive Officer compensation ("say-on-pay") on an annual basis. Approximately 99% of the stockholder votes cast at the 2023 Annual Meeting of Stockholders were for the Company's recommendation, and in response the Company holds an annual say-on-pay vote. This annual vote is not intended to address any specific compensation item, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

Summary of the Company's Executive Compensation Philosophy

The Compensation Committee of the Board of Directors bases its executive compensation decisions on a number of objectives which include aligning management incentives with interests of stockholders, providing competitive compensation, appropriately balancing compensation risk in the context of the Company's business strategy and meeting evolving compensation governance standards. The philosophy of the Compensation Committee in establishing the Company's compensation policy for executive officers as well as all other employees is to:

- align compensation plans with both short-term and long-term goals and objectives of the Company and stockholder interests;
- attract and retain highly skilled individuals by offering compensation that compares favorably to other employers who are competing for available employees;
- incentivize employees through a mix of base salary, bonus amounts based on achievement of defined corporate and personal goals and long-term equity awards to generate returns for stockholders; and
- pay for performance by ensuring that an ever-increasing percentage of an individual's compensation is performance-based as they progress to higher levels within the Company.

As discussed below in the Compensation Discussion and Analysis, we believe we have adopted a compensation philosophy that provides strong alignment between executive pay and performance based on strategic goals designed to provide both near-term and long-term growth in stockholder value. The historical approval rates, on an advisory basis, for the Company's executive compensation program have been over 92% for each of the 2022, 2023 and 2024 Annual Meetings of Stockholders. The Compensation Committee and our Board of Directors believe that this level of approval of our executive compensation program is indicative of our stockholders' strong support of our compensation philosophy and goals as well as the overall administration of executive compensation by the Compensation Committee and the Board of Directors.

You are being asked to approve on an advisory basis, the compensation paid to the Company's Named Executive Officers as set forth in the Compensation Discussion and Analysis, Summary Compensation Table and related notes and narrative set forth herein. This vote is not intended to address any specific compensation item, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

Vote Required

The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board of Directors. However, we value the opinions of our stockholders and will review and will continue to consider the outcome of this advisory vote when making future compensation decisions for our Named Executive Officers and will evaluate whether any actions are necessary to address the stockholders' concerns. Approval of this advisory vote requires the affirmative vote of the majority of shares represented in person or by proxy and entitled to vote on the item. **The Board of Directors unanimously recommends voting "FOR" approval of the Company's Named Executive Officers compensation.**

PROPOSAL THREE: APPROVAL OF THE COMPANY'S 2025 EQUITY INCENTIVE PLAN

We are asking our stockholders to approve the Neurocrine Biosciences, Inc. 2025 Equity Incentive Plan (the "2025 Plan") at the Annual Meeting. The 2025 Plan is intended to be the successor to the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan (the "2020 Plan").

Why We Are Asking Our Stockholders to Approve the 2025 Plan

Currently, we maintain the 2020 Plan to grant equity awards to our employees, directors and consultants. We are seeking stockholder approval of the 2025 Plan to increase the number of shares available for the grant of stock options, restricted stock unit awards and other awards, which will enable us to have a competitive equity incentive program to compete with our peer group for key talent. If the 2025 Plan is approved by our stockholders, no additional awards will be granted under the 2020 Plan on or after the date of the Annual Meeting.

Approval of the 2025 Plan by our stockholders will allow us to continue to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the Board of Directors or Compensation Committee. The 2025 Plan will also allow us to continue to utilize a broad array of equity incentives in order to secure and retain the services of our employees, directors and consultants, and to provide long-term incentives that align the interests of our employees, directors and consultants with the interests of our stockholders.

Requested Shares

If this Proposal Three is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, the aggregate number of shares of our common stock that may be issued under the 2025 Plan will not exceed (A) the sum of (i) 7,800,000 new shares and (ii) the Prior Plans' Returning Shares (as defined in the 2025 Plan and described below), as such shares become available from time to time, minus (B) one share for each share of our common stock subject to an appreciation award granted under the 2020 Plan after the Record Date but prior to the date of the Annual Meeting and 2.43 shares for each share of our common stock subject to a full value award granted under the 2020 Plan after the Record Date and prior to the date of the Annual Meeting.

Stockholder Approval

If this Proposal Three is approved by our stockholders, the 2025 Plan will become effective as of the date of the Annual Meeting and no additional awards will be granted under the 2020 Plan on or after such date. In the event that our stockholders do not approve this Proposal Three, the 2025 Plan will not become effective and the 2020 Plan will continue to be effective in accordance with its terms.

Why You Should Vote to Approve the 2025 Plan

Equity Awards Are an Important Part of Our Compensation Philosophy

The Board of Directors believes that the grant of equity awards is a key element underlying our ability to attract, retain and motivate our employees, directors and consultants because of the strong competition for highly trained and experienced individuals among biopharmaceutical companies. Therefore, the Board of Directors believes that the 2025 Plan is in the best interests of our business and our stockholders and unanimously recommends a vote in favor of this Proposal Three.

The 2025 Plan will allow us to continue to utilize equity awards as long-term incentives to secure and retain the services of our employees, directors and consultants, consistent with our compensation philosophy and common compensation practice for our industry. To date, equity awards have been a key aspect of our program to attract and retain key employees, directors and consultants. We believe the use of equity awards strongly aligns the interests of our employees with those of our stockholders by placing a considerable proportion of our employees' total compensation "at risk" because it is contingent on the appreciation in value of our common stock. In addition, we believe equity awards encourage employee ownership of our common stock and promote retention through the reward of long-term Company performance.

We Carefully Manage the Use of Equity Awards and Dilution is Reasonable

Our compensation philosophy reflects broad-based eligibility for equity awards, and we grant awards to substantially all of our employees. However, we recognize that equity awards dilute existing stockholders, and, therefore, we are mindful to responsibly manage the growth of our equity compensation program. We are committed to effectively monitoring our equity compensation share reserve, including our "burn rate," to ensure that we maximize stockholders' value by granting the appropriate number of equity awards necessary to attract, reward, and retain employees, directors and consultants.

The following table provides detailed information regarding our burn rate and the activity related to our equity incentive plans for 2024, 2023 and 2022.

	2024	2023	2022
Total number of shares of common stock subject to stock options granted	1,500,000	1,900,000	2,200,000
Total number of shares of common stock subject to full value awards granted	1,200,000	1,400,000	1,300,000
Weighted-average number of shares of common stock outstanding	100,400,000	97,700,000	95,800,000
Burn Rate (1)	2.69%	3.38%	3.65%

(1) Burn Rate is calculated as (shares subject to stock options granted + shares subject to full value awards granted)/weighted average common stock outstanding.

Overhang

The following table provides certain information regarding our use of equity awards as of the Record Date.

	As of Record Date
Total number of shares of common stock subject to outstanding stock options (1)	10,775,842
Weighted-average exercise price of outstanding stock options	$100.10
Weighted-average remaining term of outstanding stock options	6.65
Total number of shares of common stock subject to outstanding full value awards	3,282,004
Total number of shares of common stock available for grant under the 2020 Plan (2)	6,397,328
Total number of shares of common stock available for grant under the Neurocrine Biosciences, Inc. Inducement Plan (2)	55,182
Total number of shares of common stock subject to outstanding stock options and outstanding full value awards	14,057,846
Total number of shares of common stock outstanding	98,938,234
Per-share closing price of common stock as reported on Nasdaq Global Select Market	$115.60

(1) Such outstanding stock options are not entitled to any dividends or dividend equivalent rights. As of the Record Date, there were no other outstanding appreciation awards.

(2) As of the Record Date, there were no shares of common stock available for grant under any of our equity incentive plans, other than the 2020 Plan and the Neurocrine Biosciences, Inc. Inducement Plan. However, the shares available for grant under the 2020 Plan will not be available for grant under the 2025 Plan and if this Proposal Three is approved by our stockholders, no additional awards will be granted under the 2020 Plan on or after the date of the Annual Meeting.

The Size of Our Share Reserve Increase Request Is Reasonable

If this Proposal Three is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, we will have 7,800,000 new shares available for grant under the 2025 Plan, plus the Prior Plans' Returning Shares (as defined in the 2025 Plan and described below), as such shares become available from time to time, minus (i) one share for each share of our common stock subject to an appreciation award granted under the 2020 Plan after the Record Date and prior to the date of the Annual Meeting and (ii) 2.43 shares for each share of our common stock subject to a full value award granted under the 2020 Plan after the Record Date and prior to the date of the Annual Meeting.

The 2025 Plan Combines Compensation and Governance Best Practices

The 2025 Plan includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- *Stockholder approval is required for additional shares*. The 2025 Plan does not contain an annual "evergreen" provision. The 2025 Plan authorizes a fixed number of shares, so that stockholder approval is required to issue any additional shares.

- *Repricing is not allowed without stockholder approval*. The 2025 Plan prohibits the repricing of stock options and stock appreciation rights granted under the 2025 Plan without prior stockholder approval.

- *No liberal share counting of stock options or stock appreciation rights.* Shares that are reacquired or withheld (or not issued) by us to satisfy the exercise price or a tax withholding obligation with respect to stock options or stock appreciation rights will not become available again for issuance under the 2025 Plan.

- *No discounted stock options or stock appreciation rights*. All stock options and stock appreciation rights granted under the 2025 Plan must have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.

- *Limit on non-employee director compensation*. The aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date immediately prior to the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under the 2025 Plan and cash fees paid to such non-employee director, will not exceed $750,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $1,500,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $2,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

- *Awards subject to forfeiture/clawback*. Awards granted under the 2025 Plan will be subject to recoupment in accordance with the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy and any other clawback policy that the Company adopts. In addition, the Board may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

- *Restrictions on dividends*. The 2025 Plan provides that dividends or dividend equivalents may not be paid or credited to stock options or stock appreciation rights. In addition, with respect to any award other than a stock option or stock appreciation right, the 2025 Plan provides that (i) no dividends or dividend equivalents may be paid with respect to any shares of our common stock subject to such award before the date such shares have vested, (ii) any dividends or dividend equivalents that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of the applicable award agreement (including any vesting conditions), and (iii) any dividends or dividend equivalents that are credited with respect to any such shares will be forfeited to us on the date such shares are forfeited to or repurchased by us due to a failure to vest.

- *No liberal change in control definition*. The change in control definition in the 2025 Plan is not a "liberal" definition. A change in control transaction must actually occur in order for the change in control provisions in the 2025 Plan to be triggered.

- *Material amendments require stockholder approval*. Consistent with Nasdaq rules, the 2025 Plan requires stockholder approval of any material revisions to the 2025 Plan. In addition, certain other amendments to the 2025 Plan require stockholder approval.

Vote Required

At the Annual Meeting, the stockholders are being asked to approve the 2025 Plan. The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve the 2025 Plan. **The Board of Directors unanimously recommends voting "FOR" the approval of the 2025 Plan.**

Summary of the 2025 Plan

The material features of the 2025 Plan are described below. The following description of the 2025 Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2025 Plan. Stockholders are urged to read the actual text of the 2025 Plan in its entirety, which is attached hereto as Appendix A.

Purpose

The 2025 Plan is designed to secure and retain the services of our employees, non-employee directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and our affiliates, and to provide a means by which such persons may be given an opportunity to benefit from increases in the value of our common stock. The 2025 Plan is also designed to align employees' interests with stockholder interests.

Successor to 2020 Plan

The 2025 Plan is intended to be the successor to the 2020 Plan. If the 2025 Plan is approved by our stockholders, no additional awards will be granted under the 2020 Plan on or after the date of the Annual Meeting. If the 2025 Plan is not approved by our stockholders, the 2025 Plan will not become effective and the 2020 Plan will continue to be effective in accordance with its terms.

Types of Awards

The terms of the 2025 Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards.

Shares Available for Awards

Subject to adjustment for certain changes in our capitalization, the aggregate number of shares of our common stock that may be issued under the 2025 Plan will not exceed: (A) the sum of (i) 7,800,000 new shares and (ii) the Prior Plans' Returning Shares (as defined below), as such shares become available from time to time; *minus* (B) one share for each share of our common stock subject to an appreciation award granted under the 2020 Plan after the Record Date and prior to the date of the Annual Meeting and 2.43 shares for each share of our common stock subject to a full value award granted under the 2020 Plan after the Record Date but prior to the date of the Annual Meeting.

The "Prior Plans' Returning Shares" are shares of our common stock subject to outstanding awards granted under the 2020 Plan or the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan (collectively referred to as the "Prior Plans" in this Proposal Three) that after the Record Date: (i) are not issued because such award or any portion thereof expires or otherwise terminates without all of the shares covered by such award having been issued; (ii) are not issued because such award or any portion thereof is settled in cash; (iii) are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares; or (iv) are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a full value award granted under a Prior Plan.

The share reserve of the 2025 plan will not be reduced by any of the following shares of our common stock and such shares will remain available for issuance under the 2025 Plan: (i) any shares subject to an award granted under the 2025 Plan that are not issued because such award or any portion thereof expires or otherwise terminates without all of the shares covered by such award having been issued; and (ii) any shares subject to an award granted under the 2025 Plan that are not issued because such award or any portion thereof is settled in cash.

The following shares of our common stock (collectively, the "2025 Plan Returning Shares") will become available again for issuance under the 2025 Plan: (i) any shares issued pursuant to an award granted under the 2025 Plan that are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares; and (ii) any shares that are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a full value award granted under the 2025 Plan.

The following shares of our common stock will not revert to the share reserve of the 2025 Plan or become available again for issuance under the 2025 Plan: (i) any shares that are reacquired or withheld (or not issued) by us to satisfy the exercise or purchase price of an award granted under the 2025 Plan or a Prior Plan (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award); (ii) any shares that are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with an appreciation award granted under the 2025 Plan or a Prior Plan; (iii) any shares repurchased by us on the open market with the proceeds of the exercise or purchase price of an award granted under the 2025 Plan or a Prior Plan; and (iv) in the event that a stock appreciation right granted under the 2025 Plan or a Prior Plan is settled in shares, the gross number of shares subject to such award.

The number of shares of our common stock available for issuance under the 2025 Plan will be reduced by: (i) one share for each share issued pursuant to an appreciation award granted under the 2025 Plan; and (ii) 2.43 shares for each share issued pursuant to a full value award granted under the 2025 Plan.

The number of shares of our common stock available for issuance under the 2025 Plan will be increased by: (i) one share for each Prior Plans' Returning Share or 2025 Plan Returning Share subject to an appreciation award; and (ii) 2.43 shares for each Prior Plans' Returning Share or 2025 Plan Returning Share subject to a full value award that returns to the 2025 Plan.

For purposes of this Proposal Three, (i) an "appreciation award" is a stock option or a stock appreciation right with respect to which the exercise or strike price is at least 100% of the fair market value of our common stock on the date of grant and (ii) a "full value award" is a stock award that is not an appreciation award.

Eligibility

Under the terms of the 2025 Plan, all of our (including our affiliates') employees, non-employee directors and consultants are eligible to participate in the 2025 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2025 Plan only to our (including our affiliates') employees. Generally, we do not provide equity grants to consultants.

As of the Record Date, we (including our affiliates) had approximately 1,900 employees, 10 non-employee directors, and approximately 26 consultants.

Administration

The 2025 Plan will be administered by our Board of Directors, which may in turn delegate some or all of the administration of the 2025 Plan to a committee or committees composed of members of the Board of Directors. Our Board of Directors has delegated concurrent authority to administer the 2025 Plan to our Compensation Committee, but may, at any time, revest in itself some or all of the power delegated to our Compensation Committee. Our Board of Directors and Compensation Committee are each considered to be a Plan Administrator for purposes of this Proposal Three.

Subject to the terms of the 2025 Plan, the Plan Administrator may determine the recipients, the types of awards to be granted, the number of shares of our common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the 2025 Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to an award and the exercise or strike price of stock options and stock appreciation rights granted under the 2025 Plan.

The Plan Administrator may also delegate to one or more executive officers the authority to designate employees who are not executive officers to be recipients of certain awards and the number of shares of our common stock subject to such awards. Under any such delegation, the Plan Administrator will specify the total number of shares of our common stock that may be subject to the awards granted by such executive officer. The executive officer may not grant an award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

Under the 2025 Plan, except in connection with a corporate transaction or a change in control or an adjustment for certain changes in our capitalization, or unless our stockholders have approved such an action within 12 months prior to such an event, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by (1) reducing the exercise or strike price of the stock option or stock appreciation right or (2) canceling any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other awards.

Dividends and Dividend Equivalents

The 2025 Plan provides that dividends or dividend equivalents may not be paid or credited to stock options or stock appreciation rights. With respect to any award other than a stock option or stock appreciation right, the 2025 Plan provides that dividends or dividend equivalents may be paid or credited with respect to any shares of our common stock subject to such award, as determined by the Plan Administrator and specified in the applicable award agreement; *provided, however*, that (i) no dividends or dividend equivalents may be paid with respect to any such shares before the date such shares have vested, (ii) any dividends or dividend equivalents that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of the applicable award agreement (including any vesting conditions), and (iii) any dividends or dividend equivalents that are credited with respect to any such shares will be forfeited to us on the date such shares are forfeited to or repurchased by us due to a failure to vest.

Limit on Non-Employee Director Compensation

The aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date immediately prior to the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under the 2025 Plan and cash fees paid to such non-employee director, will not exceed $750,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $1,500,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $2,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

Stock Options

Stock options may be granted under the 2025 Plan pursuant to stock option agreements. The 2025 Plan permits the grant of stock options that are intended to qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs.

The exercise price of a stock option granted under the 2025 Plan may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see "Limitations on Incentive Stock Options" below), may not be less than 110% of such fair market value.

The term of stock options granted under the 2025 Plan may not exceed ten years from the date of grant and, in some cases (see "Limitations on Incentive Stock Options" below), may not exceed five years from the date of grant. Except as otherwise provided in a participant's stock option agreement, other written agreement with us or one of our affiliates or as otherwise determined by the Plan Administrator, if a participant's service relationship with us or any of our affiliates (referred to in this Proposal Three as "continuous service") terminates (other than for cause (as defined in the 2025 Plan) or the participant's death or disability (as defined in the 2025 Plan)), the participant may exercise any vested stock options for up to three months following the participant's termination of continuous service. Except as otherwise provided in a participant's stock option agreement, other written agreement with us or one of our affiliates or as otherwise determined by the Plan Administrator, if a participant's continuous service terminates due to the participant's disability, the participant may exercise any vested stock options for up to 12 months following the participant's termination due to the participant's disability. Except as otherwise provided in a participant's stock option agreement, other written agreement with us or one of our affiliates or as otherwise determined by the Plan Administrator, if a participant's continuous service terminates due to the participant's death (or the participant dies within a specified period following termination of continuous service), the participant's beneficiary may exercise any vested stock options for up to 18 months following the participant's death. Except as explicitly provided otherwise in a participant's stock option agreement, other written agreement with us or one of our affiliates or as otherwise determined by the Plan Administrator, if a participant's continuous service is terminated for cause, all stock options held by the participant will terminate upon the participant's termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant's stock option agreement, other written agreement with us or one of our affiliates or as otherwise determined by the Plan Administrator, the term of a stock option may be extended if a participant's continuous service terminates for any reason other than for cause and, at any time during the applicable post-termination exercise period, the exercise of the stock option would be prohibited by applicable laws or the sale of any common stock received upon such exercise would violate our insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

In addition, the current form of stock option agreement for employees under the 2025 Plan provides that if an employee's continuous service terminates due to the employee's retirement (as defined in the employee's stock option agreement and described below), the employee's stock option will become fully vested as of the date of such retirement, and the employee may exercise such stock option for up to 12 months following such retirement. For purposes of the foregoing, "retirement" generally means a termination of an employee's continuous service upon or after the employee has reached age 60 with at least five years of continuous service, provided that the employee complies with any other requirements in the Company's then-current policy regarding retirement.

Acceptable forms of consideration for the purchase of our common stock pursuant to the exercise of a stock option under the 2025 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to us; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to us of shares of our common stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the 2025 Plan may become exercisable in cumulative increments, or "vest," as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the 2025 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the 2025 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the 2025 Plan other than by will or the laws of descent and distribution. However, the Company may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. The Company may, for example, permit a stock option to be transferred pursuant to a domestic relations order. In addition, subject to approval by the Company, a participant may designate a beneficiary who may exercise the stock option following the participant's death. Stock options may not be transferred to a third-party financial institution for value without prior stockholder approval.

Limitations on Incentive Stock Options

In accordance with current federal tax laws, the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless the following conditions are satisfied:

- the exercise price of the ISO must be at least 110% of the fair market value of the common stock subject to the ISO on the date of grant; and

- the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for certain changes in our capitalization, the aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under the 2025 Plan is 7,800,000 shares.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2025 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant. The term of stock appreciation rights granted under the 2025 Plan may not exceed ten years from the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the 2025 Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the 2025 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the participant's services performed for us, or any other form of legal consideration acceptable to the Plan Administrator. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by us in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. Upon a participant's termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by us.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the 2025 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Except as otherwise provided in a participant's restricted stock unit award agreement or other written agreement with us, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Performance Awards

The 2025 Plan allows us to grant performance awards. A performance award is an award that may vest or may be exercised, or that may become earned and paid, contingent upon the attainment of certain performance goals during a performance period. A performance award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Plan Administrator in its discretion. In addition, to the extent permitted by applicable law and the applicable award agreement, the Plan Administrator may determine that cash may be used in payment of performance awards.

Performance goals under the 2025 Plan will be based on any one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings, in either case before or after any or all of: interest, taxes, depreciation and amortization, legal settlements or other income (expense), or stock-based compensation, other non-cash expenses and changes in deferred revenue); (2) total stockholder return; (3) return on equity or average stockholder's equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) margin (including gross margin); (7) income (before or after taxes); (8) operating income; (9) operating income after taxes; (10) pre-tax profit; (11) operating cash flow; (12) sales, prescriptions, or revenue targets; (13) increases in revenue or product revenue; (14) expenses and cost reduction goals; (15) improvement in or attainment of working capital levels; (16) economic value added (or an equivalent metric); (17) market share; (18) cash flow; (19) cash flow per share; (20) cash burn; (21) share price performance; (22) debt reduction; (23) implementation or completion of projects or processes (including, without limitation, discovery of a pre-clinical drug candidate, recommendation of a drug candidate to enter a clinical trial, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, presentation of studies and launch of commercial plans, compliance programs or education campaigns); (24) customer satisfaction; (25) stockholders' equity; (26) capital expenditures; (27) debt levels; (28) financings; (29) operating profit or net operating profit; (30) growth of net income or operating income; (31) billings; (32) employee hiring; (33) funds from operations; (34) budget management; (35) strategic partnerships or transactions (including acquisitions, joint ventures or licensing transactions); (36) engagement of thought leaders and patient advocacy groups; (37) enhancement of intellectual property portfolio, filing of patent applications and granting of patents; (38) litigation preparation and management; and (39) any other measure of performance selected by the Plan Administrator.

Performance goals may be based on a Company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The Plan Administrator is authorized to make appropriate adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated performance goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body; and (13) to make other appropriate adjustments selected by the Plan Administrator.

In addition, the Plan Administrator retains the discretion to define the manner of calculating the performance criteria it selects to use for a performance period and to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goal.

Other Awards

Other forms of awards valued in whole or in part by reference to, or otherwise based on, our common stock, including the appreciation in value thereof, may be granted either alone or in addition to other awards under the 2025 Plan. Subject to the terms of the 2025 Plan, the Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of our common stock to be granted and all other terms and conditions of such other awards.

Clawback Policy

Awards granted under the 2025 Plan will be subject to recoupment in accordance with the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy and any other clawback policy that the Company adopts. In addition, the Board may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of our common stock subject to the 2025 Plan; (ii) the class(es) and maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of shares of our common stock and the exercise, strike or purchase price per share of our common stock subject to outstanding awards.

Corporate Transaction and Change in Control

The following applies to each outstanding award under the 2025 Plan in the event of a corporate transaction (as defined in the 2025 Plan and described below) or a change in control (as defined in the 2025 Plan and described below), unless provided otherwise in the applicable award agreement, in any other written agreement between a participant and the Company or an affiliate, or in any director compensation policy of the Company. For purposes of this Proposal Three, the term "Transaction" will mean such corporate transaction or change in control.

In the event of a Transaction, any awards outstanding under the 2025 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company) (such entity, the "acquiring entity"), and any reacquisition or repurchase rights held by us with respect to the award may be assigned to the acquiring entity. If the acquiring entity does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the Transaction (such participants, the "current participants"), the vesting (and exercisability, if applicable) of such awards will be accelerated in full (and with respect to any such awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of the Transaction) to a date prior to the effective time of the Transaction (contingent upon the effectiveness of the Transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the Transaction), and (ii) any such awards that are held by participants other than current participants will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, except that any reacquisition or repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the Transaction.

Notwithstanding the foregoing, in the event any outstanding award under the 2025 Plan held by a participant will terminate if not exercised at or prior to the effective time of a Transaction, the Plan Administrator may provide that the participant may not exercise such award but instead will receive a payment equal in value to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of such award, over (ii) any exercise price payable by the participant in connection with such exercise.

Except as otherwise provided in the applicable award agreement, in any other written agreement between a participant and the Company or an affiliate, in any severance plan of the Company governing the participant's awards under the 2025 Plan, or in any director compensation policy of the Company, in the event that an employee or director's continuous service is involuntarily terminated without cause (including any such termination due to such employee or director's death or disability) upon or within 12 months following the effective time of a Transaction, the vesting (and exercisability, if applicable) of any assumed awards (as defined in the 2025 Plan and described below) held by such employee or director as of the date of such termination will be accelerated in full (and with respect to any such awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of such termination), effective as of the date of such termination. For purposes of the foregoing, an "assumed award" generally means any outstanding award under the 2025 Plan that was assumed or continued, or any outstanding similar award that was granted in substitution for an award under the 2025 Plan, in each case by the acquiring entity in connection with the applicable Transaction.

Under the 2025 Plan, a "corporate transaction" generally means the consummation of any one or more of the following events: (1) a sale or other disposition of all or substantially all of our assets; (2) a sale or other disposition of more than 50% of our outstanding securities; (3) a merger, consolidation or similar transaction where we do not survive the transaction; or (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Under the 2025 Plan, a "change in control" generally means the occurrence of any one or more of the following events: (1) the acquisition by any person, entity or group of our securities representing more than 50% of the combined voting power of our then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (2) a merger, consolidation or similar transaction in which our stockholders immediately before such transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) our stockholders approve a plan of our complete dissolution or liquidation, or our complete dissolution or liquidation otherwise occurs; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets, other than to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (5) when a majority of our Board of Directors becomes comprised of individuals who were not serving on our Board of Directors on the date the 2025 Plan was adopted by our Compensation Committee (the "incumbent Board of Directors"), or whose nomination, appointment, or election was not approved by a majority of the incumbent Board of Directors still in office.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the 2025 Plan at any time. However, except as otherwise provided in the 2025 Plan, no amendment or termination of the 2025 Plan may materially impair a participant's rights under his or her outstanding awards without the participant's consent.

We will obtain stockholder approval of any amendment to the 2025 Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the 2025 Plan after March 13, 2035, which is the day before the tenth anniversary of the date the 2025 Plan was adopted by our Compensation Committee.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the 2025 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2025 Plan. The 2025 Plan is not qualified under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by us or one of our affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to his or her fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The 2025 Plan provides for the grant of stock options that are intended to qualify as "incentive stock options," as defined in Section 422 of the Internal Revenue Code. Under the Internal Revenue Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and provided that either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted stock award, to recognize ordinary income, as of the date the recipient receives the restricted stock award, equal to the excess, if any, of the fair market value of the stock on the date the restricted stock award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Internal Revenue Code or an exception to Section 409A of the Internal Revenue Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Internal Revenue Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Internal Revenue Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Section 162(m) Limitations

Under Section 162(m) of the Internal Revenue Code, compensation paid to any publicly held corporation's "covered employees" that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the 2025 Plan will be subject to the deduction limit under Section 162(m) of the Internal Revenue Code and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code pursuant to the transition relief provided by the Tax Cuts and Jobs Act. For further information regarding the deduction limit under Section 162(m) of the Internal Revenue Code and such transition relief, please see the section entitled "Compensation Discussion and Analysis—Tax and Accounting Considerations—Internal Revenue Code Section 162(m)."

New Plan Benefits under the 2025 Plan

The following table sets forth certain information regarding future benefits under the 2025 Plan.

Name	Position	Number of Shares
Kyle W. Gano, Ph.D.	Chief Executive Officer	(1)
Kevin C. Gorman, Ph.D.	Former Chief Executive Officer	(1)
Matthew C. Abernethy	Chief Financial Officer	(1)
Eric Benevich	Chief Commercial Officer	(1)
Jude Onyia, Ph.D.	Chief Scientific Officer	(1)
Eiry W. Roberts, M.D.	Chief Medical Officer	(1)
All current executive officers as a group		(1)
All current directors who are not executive officers as a group		(2)
All current employees, including current officers who are not executive officers, as a group		(1)

(1)   Awards granted under the 2025 Plan to our executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the 2025 Plan, and the Board of Directors and the Compensation Committee have not granted any awards under the 2025 Plan that are subject to stockholder approval of this Proposal Three. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees under the 2025 Plan are not determinable.

(2)   Awards granted under the 2025 Plan to our non-employee directors are discretionary and are not subject to set benefits or amounts under the terms of the 2025 Plan, and the Board of Directors and the Compensation Committee have not granted any awards under the 2025 Plan that are subject to stockholder approval of this Proposal Three. However, pursuant to our current equity compensation program for non-employee directors, each of our current non-employee directors are granted annual awards in the form of a stock option, a restricted stock unit award, or a stock option and a restricted stock unit award, depending on each individual's election, on the date of each of our annual meetings of stockholders, provided that such individual is a non-employee director on such date and will be continuing as a non-employee director following such date. The total dollar value of each non-employee director's annual awards in 2025 will be $400,000. The number of shares of our common stock subject to each such award will be based on the valuation methodology established by the Board, which is in part based on the fair market value of our common stock on the grant date and, therefore, is not determinable at this time. On and after the date of the Annual Meeting, any such awards will be granted under the 2025 Plan if this Proposal Three is approved by our stockholders.

Registration with the SEC

If this Proposal Three is approved by our stockholders, we will file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be registered pursuant to the 2025 Plan, as soon as reasonably practicable following stockholder approval.

Vote Required

At the Annual Meeting, the stockholders are being asked to approve the Company's 2025 Equity Incentive Plan. The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve the Company's 2025 Equity Incentive Plan. **The Board of Directors unanimously recommends voting "FOR" the approval of the Company's 2025 Equity Incentive Plan.**

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2018 EMPLOYEE STOCK PURCHASE PLAN

We are asking our stockholders to approve an amendment and restatement of the Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan (the "ESPP") at the Annual Meeting. We refer to such amendment and restatement of the ESPP in this proxy statement as the "Amended ESPP".

The Amended ESPP contains the following material change from the ESPP:

• The aggregate number of shares of our common stock that may be issued under the ESPP has been increased by 800,000 shares under the Amended ESPP, subject to adjustment for certain changes in our capitalization.

Approval of the Amended ESPP will allow us to continue to provide our employees with the opportunity to acquire an ownership interest in the Company through their participation in the Amended ESPP, thereby encouraging them to remain in our service and more closely aligning their interests with those of our stockholders.

If this Proposal Four is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, an additional 800,000 shares of our common stock will be available for issuance under the Amended ESPP. As of the Record Date, a total of 278,066 shares of our common stock remained available for issuance under the ESPP. We do not maintain any other employee stock purchase plans. As of the Record Date, a total of 98,938,234 shares of our common stock were outstanding.

If this Proposal Four is approved by our stockholders, the Amended ESPP will become effective as of the date of the Annual Meeting. In the event that our stockholders do not approve this Proposal Four, the Amended ESPP will not become effective and the ESPP will continue in its current form.

Summary of the Amended ESPP

The material features of the Amended ESPP are described below. The following description of the Amended ESPP is a summary only and is qualified in its entirety by reference to the complete text of the Amended ESPP. Stockholders are urged to read the actual text of the Amended ESPP in its entirety, which is attached hereto as Appendix B.

Purpose

The purpose of the Amended ESPP is to provide a means by which our employees may be given an opportunity to purchase shares of our common stock, to assist us in retaining the services of our employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for our success. The rights to purchase common stock granted under the Amended ESPP are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code.

Administration

The Board of Directors has the power to administer the Amended ESPP and may also delegate administration of the Amended ESPP to a committee comprised of one or more members of the Board of Directors. The Board of Directors has delegated administration of the Amended ESPP to the Compensation Committee, but may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. The Board of Directors and the Compensation Committee are each considered to be a Plan Administrator for purposes of this Proposal Four. The Plan Administrator has the final power to construe and interpret both the Amended ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the Amended ESPP, to determine when and how rights to purchase our common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the Amended ESPP.

Stock Subject to Amended ESPP

Subject to adjustment for certain changes in our capitalization, the maximum number of shares of our common stock that may be issued under the Amended ESPP is 1,700,000 shares, which is equal to the sum of (i) 300,000 shares that were approved at our 2018 annual meeting of stockholders, (ii) 600,000 shares that were approved at our 2022 annual meeting of stockholders, and (iii) an additional 800,000 shares that are subject to approval by our stockholders under this Proposal Four. If any rights granted under the Amended ESPP terminate without being exercised in full, the shares of common stock not purchased under such rights again become available for issuance under the Amended ESPP. The shares of common stock issuable under the Amended ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by us on the open market.

Offerings

The Amended ESPP will be implemented by offerings of rights to purchase our common stock to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the Amended ESPP or the requirements of applicable laws). Each offering period will have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase shares of our common stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of our common stock, subject to certain limitations (which are described further below under "Eligibility"). The Plan Administrator has the discretion to structure an offering so that if the fair market value of our common stock on the first trading day of a new purchase period within the offering period is less than or equal to the fair market value of our common stock on the first day of the offering period, then that offering will terminate immediately as of that first trading day, and the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new purchase period.

Eligibility

Any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the Amended ESPP) may participate in offerings under the Amended ESPP, provided such individual has been employed by us (or our parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event may the required period of continuous employment be equal to or greater than two years. In addition, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the Amended ESPP unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The Plan Administrator may also provide in any offering that certain of our employees who are "highly compensated" as defined in the Internal Revenue Code are not eligible to participate in the Amended ESPP.

No employee will be eligible to participate in the Amended ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of our common stock (determined based on the fair market value of the shares at the time such rights are granted) under all our employee stock purchase plans and any employee stock purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

As of the Record Date, we had approximately 1,900 employees.

Participation in the Amended ESPP

An eligible employee may enroll in the Amended ESPP by delivering to us, prior to the date selected by the Plan Administrator as the beginning of an offering period, an agreement authorizing contributions which may not exceed the maximum amount specified by the Plan Administrator, but in any case which may not exceed 15% of such employee's earnings during the offering period. Each participant will be granted a separate purchase right for each offering in which he or she participates. Unless an employee's participation is discontinued, his or her purchase right will be exercised automatically at the end of each purchase period at the applicable purchase price.

Purchase Price

The purchase price per share at which shares of our common stock are sold on each purchase date during an offering period will not be less than the lower of (i) 85% of the fair market value of a share of our common stock on the first day of the offering period or (ii) 85% of the fair market value of a share of our common stock on the purchase date.

As of the Record Date, the closing price of our common stock as reported on the Nasdaq Global Select Market was $115.60 per share.

Payment of Purchase Price; Payroll Deductions

The purchase of shares during an offering period generally will be funded by a participant's payroll deductions accumulated during the offering period. A participant may change his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for a participant are credited to his or her account under the Amended ESPP and deposited with our general funds.

Purchase Limits

In connection with each offering made under the Amended ESPP, the Plan Administrator may specify (i) a maximum number of shares of our common stock that may be purchased by any participant pursuant to such offering, (ii) a maximum number of shares of our common stock that may be purchased by any participant on any purchase date pursuant to such offering, (iii) a maximum aggregate number of shares of our common stock that may be purchased by all participants pursuant to such offering, and/or (iv) a maximum aggregate number of shares of our common stock that may be purchased by all participants on any purchase date pursuant to such offering. If the aggregate purchase of shares of our common stock issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner.

Withdrawal

Participants may withdraw from a given offering by delivering a withdrawal form to us and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions without interest, and such employee's right to participate in that offering will terminate. However, an employee's withdrawal from an offering does not affect such employee's eligibility to participate in subsequent offerings under the Amended ESPP.

Termination of Employment

A participant's rights under any offering under the Amended ESPP will terminate immediately if the participant either (i) is no longer employed by us or any of our parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, we will distribute to the participant his or her accumulated but unused contributions without interest.

Restrictions on Transfer

Rights granted under the Amended ESPP are not transferable except by will, by the laws of descent and distribution, or if permitted by us, by a beneficiary designation. During a participant's lifetime, such rights may only be exercised by the participant.

Changes in Capitalization

In the event of certain changes in our capitalization, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the Amended ESPP; (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding purchase rights; and (iii) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.

Effect of Certain Corporate Transactions

In the event of a corporate transaction (as defined in the Amended ESPP and described below), (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding purchase rights granted under the Amended ESPP or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for such outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such outstanding purchase rights or does not substitute similar rights for such outstanding purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to the corporate transaction under such purchase rights, and such purchase rights will terminate immediately after such purchase.

For purposes of the Amended ESPP, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 90% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of such transaction.

Duration, Amendment and Termination

The Plan Administrator may amend or terminate the Amended ESPP at any time. However, except in regard to certain capitalization adjustments, any such amendment must be approved by our stockholders if such approval is required by applicable law or listing requirements.

Any outstanding purchase rights granted before an amendment or termination of the Amended ESPP will not be materially impaired by any such amendment or termination, except (i) with the consent of the employee to whom such purchase rights were granted, (ii) as necessary to comply with applicable laws, listing requirements or governmental regulations (including Section 423 of the Internal Revenue Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.

Notwithstanding anything in the Amended ESPP or any offering to the contrary, the Plan Administrator will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit contributions in excess of the amount designated by a participant in order to adjust for mistakes in the processing of properly completed contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of our common stock for each participant properly correspond with amounts withheld from the participant's contributions; (iv) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any offering to enable such purchase rights to qualify under and/or comply with Section 423 of the Internal Revenue Code; and (v) establish other limitations or procedures as the Plan Administrator determines in its sole discretion advisable that are consistent with the Amended ESPP. Any such actions by the Plan Administrator will not be considered to alter or impair any purchase rights granted under an offering as they are part of the initial terms of each offering and the purchase rights granted under each offering.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and us with respect to participation in the Amended ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of common stock acquired under the Amended ESPP. The Amended ESPP is not qualified under the provisions of Section 401(a) of the Internal Revenue Code and is not subject to any of the provisions of ERISA.

Rights granted under the Amended ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Internal Revenue Code.

A participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

There are no federal income tax consequences to us by reason of the grant or exercise of rights under the Amended ESPP. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

New Plan Benefits under Amended ESPP

Participation in the Amended ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the Amended ESPP. In addition, the Board of Directors and the Compensation Committee have not granted any purchase rights under the Amended ESPP that are subject to stockholder approval of this Proposal Four. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees under the Amended ESPP are not determinable. Our non-employee directors will not be eligible to participate in the Amended ESPP.

Plan Benefits under ESPP

The following table sets forth, for each of the individuals and various groups indicated, the total number of shares of our common stock that have been purchased under the ESPP as of the Record Date.

Name	Position	Number of Shares
Kyle W. Gano, Ph.D.	Chief Executive Officer	1,850
Kevin C. Gorman, Ph.D.	Former Chief Executive Officer	—
Matthew C. Abernethy	Chief Financial Officer	701
Eric Benevich	Chief Commercial Officer	1,806
Jude Onyia, Ph.D.	Chief Scientific Officer	934
Eiry W. Roberts, M.D.	Chief Medical Officer	1,185
All current executive officers as a group		9,832
All current directors who are not executive officers as a group		—
Each nominee for election as a director:		
Kyle W. Gano, Ph.D.		1,850
Richard F. Pops		—
Shalini Sharp		—
Stephen A. Sherwin, M.D.		—
Each associate of any executive officers, current directors or director nominees		—
Each other person who received or is to receive 5% of purchase rights		—
All current employees, including all current officers who are not executive officers, as a group		521,283

Registration with the SEC

If this Proposal Four is approved by our stockholders, we will file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be registered pursuant to the Amended ESPP, as soon as reasonably practicable following stockholder approval.

Vote Required

At the Annual Meeting, the stockholders are being asked to approve an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan. The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve the amendment and restatement of the Company's 2018 Employee Stock Purchase Plan. **The Board of Directors unanimously recommends voting "FOR" the approval of an amendment and restatement of the Company's 2018 Employee Stock Purchase Plan.**

EQUITY COMPENSATION PLANS

The following table sets forth information regarding all of the Company's equity compensation plans as of December 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) (c)
Equity compensation plans approved by security holders (1)	12,367,484	$88.40	10,964,021
Equity compensation plans not approved by security holders (2)	—	—	55,182
Total	12,367,484	$88.40	11,019,203

(1) The number of securities remaining available for future issuance under equity compensation plans approved by security holders as of December 31, 2024 are from the 2020 Plan and the Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan (the "ESPP"). The shares available for issuance under the 2020 Plan may be issued in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards, subject to limitations set forth in the 2020 Plan. The ESPP had 346,870 shares remaining available for future issuance, which are included under column (c).

(2) Consists of stock options and restricted stock unit awards that were issued to certain employees under the Neurocrine Biosciences, Inc. Inducement Plan, which was not approved by security holders. These stock option grants have a four-year vesting period and the restricted stock unit awards generally have vesting periods of three to four years.

(3) The weighted average exercise price excludes restricted stock unit awards, which have no exercise price.

PROPOSAL FIVE: RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has selected Ernst & Young LLP to audit the financial statements of the Company for the current fiscal year ending December 31, 2025. Ernst & Young LLP has audited the Company's financial statements since 1992. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Stockholders are not required to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the selection of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Vote Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the item will be required to approve and ratify the Audit Committee's selection of Ernst & Young LLP. **The Board of Directors unanimously recommends voting "FOR" approval and ratification of such selection.** In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.

EXECUTIVE OFFICERS

The table below sets forth information regarding our executive officers and other management team members as of the Record Date. In April 2025, we announced that Sanjay Keswani, M.D., would assume the role of Chief Medical Officer, effective June 2, 2025. Dr. Keswani will succeed Dr. Roberts who agreed to remain with the Company in a strategic advisory role following her succession by Dr. Keswani.

Name	Age	Position
Kyle W. Gano, Ph.D.	52	Chief Executive Officer and Director
Matthew C. Abernethy	45	Chief Financial Officer
Eric Benevich	59	Chief Commercial Officer
David W. Boyer	46	Chief Corporate Affairs Officer
Julie S. Cooke	59	Chief Human Resources Officer
Ingrid Delaet	59	Chief Regulatory Officer
Darin M. Lippoldt	59	Chief Legal Officer and Corporate Secretary
Jude Onyia, Ph.D.	61	Chief Scientific Officer
Eiry W. Roberts, M.D.	61	Chief Medical Officer

See above for biographical information concerning Kyle W. Gano, Ph.D.

Matthew C. Abernethy was appointed Chief Financial Officer in November 2017 and is responsible for leading corporate finance activities, commercial supply chain operations, information technology, investor relations, facilities, and European operations at Neurocrine Biosciences. Mr. Abernethy has over 15 years of biotech and medical device experience in finance and investor relations. He joined Neurocrine Biosciences from Zimmer Biomet, where he held various positions from February 2009 to November 2017, including most recently, Vice President, Investor Relations and Treasurer and Vice President of Finance for the Americas and Global Product Engines. He began his career with KPMG LLP and became a certified public accountant (inactive). Mr. Abernethy earned his B.S. in Accounting and Business Administration from Grace College and an MBA from the University of Chicago.

Eric Benevich was appointed Chief Commercial Officer in May 2015 and is responsible for all aspects of commercial development, marketing and sales of the Neurocrine Biosciences product portfolio. Mr. Benevich has over 30 years of commercial experience in the pharmaceutical industry and previously served in various positions of increasing responsibility at AstraZeneca, Amgen, Peninsula Pharmaceuticals and Avanir Pharmaceuticals in the sales and marketing of drugs such as Prilosec®, Epogen®, Enbrel® and Neudexta®. Mr. Benevich has a BBA in International Business from Washington State University.

David W. Boyer was appointed Chief Corporate Affairs Officer in September 2019 and is responsible for patient advocacy and engagement, corporate communications, government relations, and public policy at Neurocrine Biosciences. Mr. Boyer brings nearly 20 years of experience in public affairs, specializing in the life sciences and biopharmaceutical sectors. He joins Neurocrine Biosciences after nine years with the BGR Group, where he served as a Principal and the Head of the Health & Lifesciences Practice, leading the firm's healthcare advocacy, policy and strategy development, and strategic consulting team. During his tenure at the BGR Group, Mr. Boyer led public policy, advocacy, and strategic communications initiatives for a wide range of healthcare clients. Prior to joining the BGR Group, Mr. Boyer served as Special Assistant to the President for Legislative Affairs under President George W. Bush, Assistant Commissioner for Legislation at the U.S. Food and Drug Administration, and Special Assistant to the Secretary at the U.S. Department of Health and Human Services. In addition to his public service, Mr. Boyer held senior advocacy positions at the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Mr. Boyer holds a B.A. in Government from Georgetown University.

Julie S. Cooke was appointed Chief Human Resources Officer in September 2017. She joined Neurocrine Biosciences from the Sanford Burnham Prebys Medical Research Institute where she served as Senior Vice President for Human Resources and was a member of the executive management team. Previously, Ms. Cooke held multiple positions at Life Technologies, including being the human resource partner to the Chief Operating Officer, Division Presidents and Global Function Leads. Prior to Life Technologies, she ran human resources and was a member of the executive management team at SGX Pharmaceuticals. Ms. Cooke began her career at PepsiCo., The Pepsi Bottling Group, and Gateway, where she held positions of increasing responsibility in human resources. She holds a Bachelor of Arts in Economics from Colorado College.

Ingrid Delaet, Ph.D. was appointed Vice President, Regulatory Affairs in 2021, and Chief Regulatory Officer in October 2022. She is responsible for leading the regulatory affairs, quality assurance, medical writing, and program management teams. Dr. Delaet has more than 25 years of drug development experience in several therapeutic areas, including immunology, hepatology, cardiovascular, and metabolic diseases. Prior to joining Neurocrine Biosciences, she served as Senior Vice President, Regulatory Affairs at Intercept Pharmaceuticals, which she joined in 2016. Between 1997 and 2016, Dr. Delaet held various positions of increasing responsibility at Bristol-Myers Squibb in the United States, first in Clinical Research and Development and then in Global Regulatory Affairs, where she served as Therapeutic Area Lead for Immunology. Prior to Bristol-Myers Squibb, she held positions in clinical research at CellPro, Inc. and Wyeth-Ayerst Research. She received her Ph.D. in Immunology and her M.Sc. in Pharmaceutical Sciences from The Free University of Brussels, Belgium.

Darin M. Lippoldt was appointed Chief Legal Officer and Corporate Secretary in October 2014 and has oversight of all legal, intellectual property, and compliance matters. Mr. Lippoldt is also serving as Chair of the Biotechnology Innovation Organization (BIO) General Counsels' Committee for 2023-2024. Prior to joining Neurocrine Biosciences, Mr. Lippoldt served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Volcano Corporation, a company he joined in 2010. Prior to Volcano, Mr. Lippoldt served as Associate General Counsel at Amylin Pharmaceuticals, Inc. He previously practiced corporate and securities law with the law firms of Fulbright & Jaworski LLP and Matthews and Branscomb, P.C. Mr. Lippoldt received a B.B.A. in Finance, an M.A. in International Relations and a J.D. from St. Mary's University.

Jude Onyia, Ph.D. was appointed Chief Scientific Officer in November 2021 and leads the drug discovery and non-clinical development teams responsible for bolstering and advancing the company's pipeline of therapeutic candidates. Additionally, in February 2023, Dr. Onyia joined Voyager Therapeutics, Inc.'s board of directors. A scientist with more than 25 years of experience in the pharmaceutical industry, Dr. Onyia is the former Vice President of Biotechnology Discovery Research at Eli Lilly and Company. At Lilly, Dr. Onyia contributed to the discovery and/or advancement of more than 60 clinical candidates across multiple therapeutic areas, which led to seven approved medicines. He also was responsible for more than 50 pre-candidate programs across multiple therapeutic areas. Dr. Onyia holds a B.S. in Forest Biology from the State University of New York (SUNY) College of Environmental Science and Forestry, as well as a Ph.D. in Cell and Molecular Biology from the SUNY Health Science Center, both at Syracuse NY.

Eiry W. Roberts, M.D. was appointed Chief Medical Officer in January 2018 and is responsible for all clinical development and medical affairs activities at Neurocrine Biosciences. Dr. Roberts has over 25 years of research and development experience in the pharmaceutical industry across all phases of drug development from research through commercialization in multiple therapeutic areas, including neuroscience, inflammation, oncology and metabolic diseases. She joined Neurocrine Biosciences from Eli Lilly and Company where she had worked since May 1991. During her tenure at Lilly, Dr. Roberts held various positions of increasing responsibility, including Vice President, Clinical Pharmacology/Managing Director of Chorus, a position she held from October 2014 until December 2017, and Vice President of Research and Development, BioMedicines Business Unit. Dr. Roberts is a physician who trained in pharmacology and medicine in the United Kingdom, qualifying from the University of London in 1987. Her post-graduate clinical training was in clinical pharmacology and cardiology at St. Bartholomew's Hospital and the Royal London Hospital. Dr. Roberts also serves as a director of Amicus Therapeutics, a clinical-stage biopharmaceutical company focused on rare diseases.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes Neurocrine Biosciences' executive officer compensation program for 2024. It provides qualitative information on the factors relevant to these decisions and the manner in which compensation is awarded to the following individuals who are our Named Executive Officers ("NEOs") for 2024:

- Kyle W. Gano, Ph.D., Chief Executive Officer [1]
- Kevin C. Gorman, Ph.D., Former Chief Executive Officer
- Matthew C. Abernethy, Chief Financial Officer
- Eric Benevich, Chief Commercial Officer
- Jude Onyia, Ph.D., Chief Scientific Officer
- Eiry W. Roberts, M.D., Chief Medical Officer

(1) In May 2024, the Board appointed Dr. Gano, who previously served as our Chief Business Development and Strategy Officer, to succeed Dr. Gorman as our CEO effective October 11, 2024. Dr. Gorman retired as our CEO effective October 11, 2024, and he continues to serve as a member of the Board.

Executive Summary

Business Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine, and neuropsychiatric disorders.

Our portfolio of products includes U.S. Food and Drug Administration ("FDA") approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, classic congenital adrenal hyperplasia ("CAH"), and endometriosis and uterine fibroids in collaboration with AbbVie Inc. ("AbbVie").

We launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of chorea associated with Huntington's disease in August 2023 and launched CRENESSITY™ (crinecerfont) in the U.S. as a first-in-class FDA-approved treatment of CAH in December 2024.

In addition to our marketed products:

- We have a diversified portfolio of multiple compounds in mid- to late-phase development across our core therapeutic areas and an expanding early-phase pipeline that includes a range of modalities including small molecules, peptides, proteins, antibodies, and gene therapy.
- Our partner Mitsubishi Tanabe Pharma Corporation ("MTPC") launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.
- Our partner AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of moderate to severe pain associated with endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix.

2024 Business Highlights

We delivered a strong performance in 2024, as demonstrated by the following achievements and developments:

- INGREZZA net product sales for 2024 increased $477.5 million, or 26.0%, to $2.3 billion, reflecting strong underlying patient demand and improved gross-to-net dynamics.
- In December 2024, we received FDA approval for CRENESSITY capsules and oral solution as an adjunctive treatment of CAH and launched CRENESSITY in the U.S. as a first-in-class FDA-approved treatment of CAH. We estimate that CAH affects approximately 30,000 people in the U.S.
- Kevin Gorman, Ph.D., retired as Chief Executive Officer (CEO) effective October 11, 2024. Kyle Gano, Ph.D., formerly Neurocrine's Chief Business Development and Strategy Officer, succeeded Dr. Gorman in the CEO role and also joined the Company's Board of Directors at that time. Dr. Gorman continues to serve on the Company's Board.
- Received notification from the Centers for Medicare and Medicaid Services that INGREZZA qualified for the Specified Small Manufacturer Exception pertaining to the Part D redesign of the Inflation Reduction Act.
- Settled the convertible senior notes due May 15, 2024 (the "2024 Notes") in full in cash upon maturity.

- Deployed expanded INGREZZA psychiatry and long-term care sales teams to better serve patients by accelerating the number of people who are diagnosed and treated for tardive dyskinesia and chorea associated with Huntington's disease with INGREZZA.
- Repurchased and retired an initial delivery of 2.0 million shares of the Company's common stock pursuant to previously announced $300.0 million accelerated share repurchase (ASR) program. The program was completed in February 2025, at which time we received an additional 0.3 million shares upon settlement.

Select Pipeline Highlights

- Announced the initiation of the Phase 3 program for osavampator (formerly NBI-1065845), a potential first-in-class alpha-amino-3-hydroxy-5-methyl-4-isoxazole propionic acid (AMPA) positive allosteric modulator (PAM) in development for patients with inadequate response to treatment of major depressive disorder (MDD).
- Announced amendment to strategic collaboration with Takeda Pharmaceutical Company Limited (Takeda) to develop and commercialize osavampator. Under the amended agreement, we will retain exclusive rights for all indications to develop and commercialize osavampator in all territories worldwide except Japan, where Takeda will have exclusive rights. Under the terms of the updated agreement, each company is responsible for development costs in their respective region, and both companies are eligible to receive royalty payments.
- Announced the initiation of the Phase 1 clinical study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of investigational compound NBI-921355 in healthy adult participants. NBI-921355 is an investigational, selective inhibitor of voltage-gated sodium channels Nav1.2 and Nav1.6 and in development for the potential treatment of certain types of epilepsy.
- Announced positive topline data for the Phase 2 study of NBI-1117568, a first-in-class, orally active, highly selective investigational M4 agonist, in development as a potential treatment for schizophrenia.
- Announced positive topline data for the Phase 2 SAVITRI™ study. This randomized, double-blind, placebo-controlled dose-finding study assessed the efficacy and safety of osavampator in adult subjects with MDD.
- Initiated Phase 2 study of NBI-1070770 in adults with MDD. NBI-1070770 is a novel, selective, and orally active, negative allosteric modulator (NAM) of the NR2B subunit-containing N-methyl-D-aspartate (NMDA NR2B) receptor.
- Initiated Phase 1 study of NBI-1117567 in healthy adult participants. NBI-1117567 is an investigational, oral, M1/M4 (M1 preferring) selective muscarinic agonist for the potential treatment of neurological and neuropsychiatric conditions.
- Initiated Phase 1 study of NBI-1076968 in healthy adult participants. NBI-1076968 is an investigational, oral, M4 subtype-selective muscarinic antagonist for the potential treatment of movement disorders.
- Received approval from the FDA for INGREZZA® SPRINKLE (valbenazine) capsules, a new oral granules formulation of INGREZZA capsules, and subsequently launched new sprinkle formulation of INGREZZA capsules for the treatment of adults with tardive dyskinesia and chorea associated with Huntington's disease.

2024 Compensation Program Highlights

Consistent with our goal of attracting, motivating and retaining a high-caliber executive team, our executive officer compensation program is designed to pay for performance. A summary of key compensation decisions and compensation related outcomes aligned with this philosophy are highlighted below for 2024.

- *Pay for Performance / At-Risk Pay* - Our executive compensation program is designed so that a significant portion of pay is variable or "at risk" and the realized value of compensation is linked with Company performance and value delivered to stockholders. For 2024, the percentage of pay that is "at risk" for our CEO and NEOs (excluding Dr. Gorman who retired as CEO effective October 11, 2024) is approximately 74% and 71%, respectively, helping us align pay with performance (refer to "Pay for Performance / At-Risk Pay" below).
- *Base Salary Adjustments* - Salary increases for 2024 were generally due to Company performance in 2023 and maintaining competitive market positioning relative to market data. Merit-based increases for NEOs ranging from 4% – 7% were approved for 2024. In connection with his promotion to CEO, Dr. Gano's salary increased from $645,116 to $900,000, effective as of October 11, 2024.
- *Annual Cash Incentives* - Our annual cash award opportunity is based on corporate performance compared to pre-established corporate goals and the individual performance of each executive officer. Corporate goals are selected to directly align with our specific strategic goals that we believe will create long-term stockholder value. For 2024, we achieved our corporate goals at an overall level of 115% and we paid an annual cash incentive award to our CEO at 115% of target and to our other NEOs at 115% - 150% of target.
- *Long-Term Equity Awards: Equity Mix* - A significant portion of our CEO's and other NEOs' compensation is delivered in the form of long-term equity awards comprised of a mix of stock options, PRSUs and RSUs. In 2024, the target equity award mix for each of Drs. Gano and Gorman was approximately 50% stock options, 30% PRSUs and 20% RSUs and the target equity award mix for our other NEOs was approximately 45-55% stock options, 15-35% PRSUs and 20-25% RSUs.
- *PRSU Payouts Linked to Performance* - The performance conditions for PRSUs granted to our NEOs in 2022 with a performance period ending on December 31, 2024 were only partially achieved, resulting in a payout of 40% of target for these PRSUs. The Compensation Committee did not take any actions to mitigate the negative impact on payouts for these awards consistent with our pay-for-performance philosophy.

Compensation Committee Actions in Connection with Say-on-Pay Vote

The Compensation Committee of the Board of Directors is committed to ensuring that our executive officer compensation program is effective and aligned with our stockholders' interests and concerns. Accordingly, critical components of our Compensation Committee's process continue to be (1) reviewing emerging compensation "best practices", with a focus toward companies of similar size, as measured by market capitalization and revenues, (2) soliciting advice from our Compensation Committee's independent compensation consultant and (3) listening and responding to feedback from our stockholders via our annual say-on-pay vote and through our stockholder outreach efforts.

We seek a say-on-pay advisory vote from our stockholders regarding our executive officer compensation program on an annual basis. Each year, the Compensation Committee considers the results of the advisory vote as it completes its annual review of each pay element and the compensation provided to our NEOs and other executive officers.

2024 Say-on-Pay Voting Results



In 2024, we received approximately 94% of votes cast in support of our 2024 executive officer compensation program.

Over the last ten years, we have received approximately 97% (on average) of votes cast in support of our executive compensation programs. Given the significant level of stockholder support, the Compensation Committee concluded that:

✓ executive officer compensation program continues to align executive officer pay with stockholder interests;

✓ our executive officer compensation program provides competitive pay that encourages retention and effectively incentivizes performance of talented NEOs and executive officers;

✓ no significant changes to the structure of our programs were necessary for 2024; and

✓ the Compensation Committee will continue to consider the outcome of our say-on-pay votes and our stockholders' views when making future compensation decisions for the NEOs and executive officers.

During 2024, we continued our stockholder engagement efforts in order to solicit feedback on a variety of topics, including board, governance, and executive compensation practices. We contacted a number of our largest stockholders and spoke with all stockholders that wanted to provide us with feedback. Specifically, we reached out to 19 of our largest stockholders (representing approximately 46% of the outstanding shares of our common stock). While the engagements are primarily conducted by management, Board members (including Compensation Committee members) are also available to participate, when appropriate. Overall, stockholders have expressed strong support for our board, governance, and executive compensation practices. We are pleased with our say-on-pay advisory vote results and stockholder feedback, and we will continue to engage with our stockholders to ensure alignment between our executive officer compensation program and our stockholders' interests.

Pay for Performance / At-Risk Pay

Our executive officer compensation program is designed to reward achievement of the specific strategic goals that we believe will advance our business strategy and create long-term value for our stockholders. Consistent with our goal of attracting, motivating and retaining a high-caliber executive team, our executive officer compensation program is designed to pay for performance. We utilize compensation elements that meaningfully align our NEOs' interests with those of our stockholders to create long-term value. As such, a significant portion of our CEO's and other executive officers' compensation is "at-risk," performance-based compensation, in the form of long-term equity awards that have performance-based vesting criteria or have value directly dependent on the Company's stock price (or in the case of stock options, only have value if the Company's stock price increases), and annual cash incentives that are only earned if we achieve pre-established corporate goals.

With respect to long-term equity awards, the Compensation Committee annually considers the appropriate mix of equity awards. The Compensation Committee believes that combining performance-based vesting equity awards with time-based vesting equity awards appropriately promotes a focus on delivering sustainable long-term value to our stockholders, while also supporting the long-term retention of our executive officers.

The graphics below illustrate the primary elements of compensation mix for our CEO (Dr. Gano) and the aggregate 2024 compensation mix for the other NEOs as a group (excluding Dr. Gorman who retired as CEO effective October 11, 2024). The percentages in the chart below reflect the actual base salary earned, cash incentives paid, and the grant date fair value of equity awards granted, in each case as reported in our 2024 Summary Compensation Table.



CEO 2024 Compensation Mix

ANNUAL CASH INCENTIVE
BASE SALARY
Long-Term 86%
Short-Term 14%
6%
8%
18% RSUs
26% PRSUs
42% Options
AT RISK 74%

All Other NEOs 2024 Compensation Mix

ANNUAL CASH INCENTIVE
BASE SALARY
Long-Term 83%
Short-Term 17%
7%
10%
19% RSUs
20% PRSUs
44% Options
AT RISK 71%

Compensation Philosophy and Objectives

Compensation Philosophy. We believe that in order to create value for our stockholders, it is critical to attract, motivate and retain key executive officer talent by providing competitive compensation packages. Accordingly, we design our executive officer compensation program to:

ATTRACT, DEVELOP & RETAIN	MOTIVATE & REWARD	MAXIMIZE
executive officers with the skills and expertise to execute our business plans within the highly competitive life sciences industry	executives fairly over time for actions consistent with creating long-term stockholder value	stockholder value via an appropriate blend of short-term and long-term incentives

Our compensation philosophy for executive officers provides that cash compensation should be structured such that at least one-third of each executive officer's target total cash compensation, consisting of base salary and target cash incentives, is at risk and dependent upon the Company's achievement of specific corporate goals that drive stockholder value. Starting in 2020, 50% of our CEO's target total cash compensation is at risk under our annual cash incentive plan. Long-term equity compensation for executive officers is generally a combination of performance-based and time-based vesting equity awards, and it is designed to motivate executive officers to increase long-term stockholder value and to reward and retain key employees.

Strong Executive Compensation Governance Practices. The Compensation Committee regularly reviews best practices in governance and executive compensation. The following chart summarizes executive compensation practices that the Compensation Committee believes (i) drive Company performance and (ii) serve our stockholders' long-term interests.

 **WHAT WE DO**

✓ Heavily weight our executive officer compensation toward "at risk," performance-based compensation

✓ Balance short-term and long-term incentive compensation

✓ Use multi-year vesting for all executive officer equity awards

✓ Grant performance-based equity awards annually in the form of PRSUs

✓ Have an incentive compensation recoupment or clawback policy

✓ Structure our executive officer compensation program to minimize inappropriate risk-taking and encourage appropriate risk-taking

✓ Cap annual cash incentives at a maximum payout amount

✓ Select peer companies that we compete with for executive officer talent, have a similar business and are of similar size as us, and review their pay practices

✓ Utilize an independent compensation consulting firm to facilitate pay assessments and review best practices

✓ Have meaningful equity ownership guidelines for executive officers and the Board of Directors

✓ Hold annual say-on-pay advisory vote

WHAT WE DON'T DO

× Provide guaranteed bonuses or base salary increases

× Allow for the repricing of stock options without stockholder approval

× Pay dividends or dividend equivalents on unearned shares

× Permit hedging or other forms of speculative transactions by employees or directors

× Permit pledging by employees or directors

× Provide single-trigger change in control benefits

× Include gross-ups in executive employment agreements or change-in-control arrangements

× Provide excessive perquisites to our executive officers

× Provide retirement or pension benefits to our executive officers that are not available to employees generally

Compensation Program Changes to be Effective in 2025. We anticipate that our 2025 executive compensation program, which will be fully disclosed in next year's Compensation Discussion and Analysis, will include several changes that we believe will enhance our performance-based compensation program and further tie executive compensation to the creation of long-term stockholder value. In 2024, the target equity award mix for our CEO was approximately 30% PRSUs, 20% RSUs and 50% stock options, and the target equity award mix for our other NEOs (excluding Dr. Gorman) was approximately 15-35% PRSUs, 20-25% RSUs and 45-55% stock options. In 2025, it is expected that the target equity award mix for all NEOs (including Dr. Gano) will be approximately 30% PRSUs, 20% RSUs and 50% stock options. Additionally, on February 7, 2025, the Compensation Committee approved and adopted an Executive Severance Plan, pursuant to which executive officers now participate, including our NEOs. In connection with the adoption of the Executive Severance Plan, we simultaneously entered into amended and restated employment agreements with each of our executive officers, including our NEOs. The Executive Severance Plan and amended employment agreements for our executive officers incorporate "best practices" relating to severance payments and more closely align with market and peer practices. The Compensation Committee believes these changes will further improve the alignment between executive compensation and the long-term interests of stockholders. For further information regarding the Executive Severance Plan and the amended and restated employment agreements, please see the sections entitled "Executive Severance Plan" and "Amendment and Restatement of Employment Arrangements" below.

Overall Compensation Determination Process

The implementation of the compensation philosophy is carried out under the supervision of the Compensation Committee. The Compensation Committee uses the services of an independent compensation consultant who is retained by, and reports directly to, the Compensation Committee. Management, under guidelines and procedures approved by the Compensation Committee, determines the compensation of our non-executive officer employees.

Role of the Compensation Committee. The Compensation Committee takes into consideration a peer group, survey data and advice from an independent compensation consultant when setting the compensation philosophy and compensation structure for the Company. The Compensation Committee's complete roles and responsibilities are set forth in a written charter, which was adopted by the Board of Directors and is available at *http://www.neurocrine.com/investors/corporate-governance/*. Some of the significant roles and responsibilities of the Compensation Committee include reviewing, revising, and approving:

- the compensation philosophy of the Company;
- the corporate goals and objectives relating to the compensation of the Company's employees, including executive officers, and evaluating the performance of the Company, and its executive officers, in light of these corporate goals and objectives;
- compensation for all executive officers, including perquisite benefits, if any;
- all promotions to executive officer positions and the hiring of all new executive officers, including employment agreements;
- recommendations to the full Board of Directors regarding all director compensation by taking into consideration peer group data and advice from an independent compensation consultant;
- guidelines for salaries, merit salary increases, cash incentive payments, stock-based grants and performance-based stock grants for all non-executive officer employees of the Company;
- equity and incentive plans, including amendments or modifications to such equity and incentive plans;
- equity ownership guidelines for executive officers and directors;
- the Compensation Discussion and Analysis for inclusion in any of the Company's annual reports on Form 10-K, registration statements, proxy statements or information statements; and
- the Compensation Committee report on executive compensation to be included in the Company's annual proxy statement in accordance with applicable SEC rules and regulations.

In addition, the Compensation Committee also has the following oversight responsibilities:

- overseeing the development, implementation and effectiveness of the Company's policies and strategies with respect to human capital and talent management;
- administering the Company's equity and incentive plans and employee benefit plans;
- overseeing the implementation of clawback policies allowing the Company to recoup certain compensation paid to employees;
- reviewing and taking into consideration stockholder feedback regarding compensation matters, including our annual say-on-pay vote;
- retaining independent compensation consultants and advisors when appropriate to advise the Compensation Committee on compensation policies and plans; and
- complying with requirements established by the SEC, assessing the risks arising from the Company's compensation policies and taking any actions required as a result thereof.

In the early part of each year, the Compensation Committee deliberates and makes decisions regarding the base salary, target cash incentives and long-term equity award components of compensation to be awarded to our executive officers, including our CEO, for the new fiscal year, as well as performance-based compensation payouts for the prior fiscal year. In setting compensation for our other NEOs, the Compensation Committee solicits the input of our CEO, who recommends to the Compensation Committee the base salary, target cash incentives and long-term equity award components of compensation to be awarded to our NEOs for the new fiscal year, as well as performance-based compensation payouts for the prior fiscal year. The Compensation Committee remains solely responsible for making the final decisions on compensation for all of our NEOs. Our NEOs, including our CEO, are not present during discussions of their respective compensation packages nor do they participate in approving any portion of their own or other NEO compensation packages.

The Compensation Committee considers a variety of factors, as described below, which may vary from year to year, to set the compensation of our NEOs at levels that the Compensation Committee considers to be competitive and appropriate for each NEO, using the Compensation Committee's professional experience and judgment:

- ✓ Company performance
- ✓ Market data from the independent compensation consultant
- ✓ Individual performance
- ✓ Retention risk
- ✓ Independent compensation consultant recommendations
- ✓ CEO's recommendations (other than for himself), based on direct knowledge of NEO performance and his extensive industry experience
- ✓ Internal pay equity among individuals and positions
- ✓ Criticality and scope of job function
- ✓ Total targeted and historical compensation
- ✓ Any other factors the Compensation Committee determines appropriate

In addition, during the first quarter of the year, Company-wide performance goals for the then current year are typically finalized by the Compensation Committee and the Board of Directors, and progress toward these goals is reviewed at meetings throughout the year. Later in the year, the Compensation Committee reviews the Company's compensation philosophy, policies and procedures. The Compensation Committee meetings in the fourth quarter of the year generally focus on Company goal achievement, selection of the peer group for the following year and executive officer performance.The Compensation Committee may make executive compensation decisions at additional times during the year for new hires, promotions or other special circumstances as our Compensation Committee determines appropriate.

Compensation Consultant. The Compensation Committee uses the services of an independent compensation consultant who is retained by, and reports directly to, the Compensation Committee to provide the Compensation Committee with an additional external perspective with respect to its evaluation of relevant market and industry practices. The Compensation Committee engaged the services of Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to assist the Compensation Committee with evaluating our executive and director compensation programs and to make recommendations for our 2024 compensation programs, including updating the Compensation Committee on new developments in areas that fall within the Compensation Committee's oversight. FW Cook serves solely at the pleasure of the Compensation Committee and their fees are approved by the Compensation Committee. FW Cook conducted analyses and provided advice on, among other things, the appropriate peer group, executive officer compensation and compensation trends in the life sciences industry.

In weighing its recommendations for executive officer compensation for 2024, the Compensation Committee directed FW Cook to advise the Compensation Committee on both best practices and peer practices when designing and modifying our executive officer compensation program in order to achieve our objectives. As part of its duties, FW Cook provided the Compensation Committee with the following services with respect to 2024 compensation decisions:

- carried out a comprehensive review of our peer group for use in making 2024 executive officer compensation decisions;
- provided compensation data for the peer group and relevant executive officer pay survey data and an analysis of the compensation of the Company's executive officers as compared to this market data;
- provided compensation data, relevant pay survey data and other analysis and recommendations with respect to the compensation package for Dr. Gano in connection with his promotion to CEO, including severance benefits;
- provided a competitive assessment of, and comparison to, incentive design and executive officer pay program structure based on peer group data;
- conducted a comprehensive pay for performance assessment;
- provided recommendations regarding the annual cash incentive and long-term equity incentive program design for 2024;
- assisted the Compensation Committee with the design of 2024 pay programs consistent with the Company's business strategy and pay philosophy;
- provided background information and data for 2024 adjustments to the Company's executive officer compensation program consistent with good governance practices and the Company's objectives; and
- prepared an analysis of the Board of Directors' 2024 compensation program.

The Compensation Committee annually assesses whether the work of its compensation consultant has raised any conflict of interest, taking into consideration the following factors: (i) the provision of other services, if any, to the Company by the compensation consultant; (ii) the amount of fees the Company paid to the compensation consultant as a percentage of the firm's total revenue; (iii) the compensation consultant's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the compensation consultant or the individual compensation advisors employed by the firm with an executive officer of the Company; (v) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) any stock of the Company owned by the compensation consultant or the individual compensation advisors employed by the firm. The Compensation Committee has determined, based on its analysis of the above factors, that there was no conflict of interest with respect to FW Cook providing services to the Compensation Committee.

Competitive Assessment of Compensation—Peer Group and Market Data

2024 Peer Group. In October 2023, when developing a proposed list of our peer group companies to be used in connection with making compensation decisions for 2024, FW Cook selected commercial biopharmaceutical companies with revenues generally between $900 million and $9.0 billion, market capitalization generally between $3.2 billion and $32.4 billion, and employee headcount generally between 675 and 6,750, which FW Cook recommended as a reasonable range in relation to our then-current revenue, market capitalization and headcount.

Based on these criteria, FW Cook recommended, and our Compensation Committee approved in October 2023, the following peer group to be used in connection with making compensation decisions for 2024:

ACADIA Pharmaceuticals, Inc.	Alkermes plc	Alnylam Pharmaceuticals, Inc.
argenx SE	BeiGene, Ltd.	BioMarin Pharmaceuticals, Inc.
Exelixis, Inc.	Horizon Therapeutics plc	Incyte Corporation
Ionis Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	Karuna Therapeutics, Inc.
Organon & Co.	Sarepta Therapeutics, Inc.	Ultragenyx Pharmaceutical Inc
United Therapeutics Corporation		

The 2024 peer group reflects the following changes from our 2023 peer group: (i) the removal of Biohaven Ltd. and Seagen Inc. due to acquisitions, (ii) the removal of Mirati Therapeutics, Inc., as its market capitalization and revenue fell below the targeted range, and (iii) the addition of argenx SE, Karuna Therapeutics, Inc., and Organon & Co., each of which generally met the criteria set forth above. At the time of approval of our 2024 peer group (which occurred in October 2023), our Company was approximately in the 54th percentile of the peer group for market capitalization and in the 57th percentile of the peer group for revenue.

2024 Market Data. In late 2023, FW Cook completed an assessment of executive officer compensation based on the 2024 peer group to inform the Compensation Committee's determinations of executive officer compensation for 2024. The data for this assessment was compiled from multiple sources, including: (i) the 2024 peer group companies' publicly disclosed information, or public peer data; and (ii) survey data from the Radford Global Compensation Database for peer companies and biotechnology and pharmaceutical companies that had annual revenue between $500 million and $3.0 billion. The components of this data were based on the availability of sufficient comparative data for an executive officer's position. The public peer data and survey data, collectively referred to in this Proxy Statement together as market data, were reviewed by the Compensation Committee, with the assistance of FW Cook, and used as one reference point, in addition to other factors, in setting our executive officers' compensation for 2024.

Use of 2024 Market Data. The Compensation Committee generally reviews target total direct compensation, comprising both target cash compensation and equity compensation, against the market data described above primarily to ensure that our executive officer compensation program as a whole is positioned competitively to attract and retain the highest caliber executive officers and that the total direct compensation opportunity for the executive officer group is aligned with our corporate objectives and strategic needs. The Compensation Committee does not have a specific target compensation level for the NEOs; rather, the Compensation Committee reviews a range of market data reference points with respect to target total direct compensation, target total cash compensation (including both base salary and the target annual cash incentive) and equity compensation (valued based on an approximation of grant date fair value). In making compensation determinations, the Compensation Committee considers the market data, along with the other factors described above under "Overall Compensation Determination Process."

Components of Executive Compensation

The Compensation Committee considers each executive officer's performance, contributions to Company goals, responsibilities, experience, qualifications, and where in the competitive range the executive officer's compensation compares to the Company's peer group when determining the appropriate compensation for each executive officer. The Compensation Committee considers each component of compensation independently and each component in the context of each executive officer's total compensation. Compensation for our NEOs currently consists of three key elements that are designed to reward performance in a simple and straightforward manner: base salaries, annual performance-based cash incentives and long-term equity awards, which generally include RSUs and stock options, which both vest based on continued service over time, as well as PRSUs, which vest upon achievement of key corporate goals that we believe will create stockholder value. The table below summarizes the purpose and key characteristics of each Compensation Element, with those associated with at-risk pay shown in pink font.

Compensation Element	Purpose of This Element	Key Characteristics
Base Salary	Designed to compensate competitively at levels necessary to attract and retain qualified executive officers in the life sciences industry; generally based on the scope of each executive officer's responsibilities, as well as his/her qualifications, breadth of experience, performance record and depth of applicable functional expertise; established and adjusted to be appropriate as compared to the applicable market data, enabling the Company to attract, motivate, reward and retain highly skilled executive officers; gives executive officers a degree of certainty in light of having a majority of their compensation at risk.	Fixed cash compensation where year-to-year adjustments to each executive officer's base salary are based upon sustained superior performance, changes in the general level of base salaries of persons in comparable positions within our industry, and any average merit salary increase for such year for all employees of the Company established by the Compensation Committee, as well as other factors the Compensation Committee judges to be pertinent during an assessment period. In making base salary decisions, the Compensation Committee exercises its judgment to determine the appropriate weight to be given to each of these factors. Although adjustments may also be made during the year for special circumstances, no mid-year adjustments have been made in the past five years, except for adjustments associated with promotions.
Annual Cash Incentives	Motivates executive officers to achieve our short-term strategic plan and milestones that are designed to drive long-term growth and performance while providing flexibility to respond to opportunities and changing market conditions.	Annual cash award opportunity based on corporate performance compared to pre-established corporate goals with pre-established target and maximum payout opportunities for each executive officer. The cash incentive program, including corporate goals and target payouts, are reviewed and approved by the Compensation Committee annually and may include individual performance targets for each executive officer. The corporate goals are prepared in an interactive process between management and the Compensation Committee based on the Company's business plan and budget for the year. Cash incentive payments are linked to the attainment of overall corporate goals and the individual performance of each executive officer, or other factors the Compensation Committee determines appropriate.
Long-Term Equity Incentives (RSUs)	Motivates executive officers to achieve our business objectives by tying compensation to the performance of our common stock over the long term; creates an ownership culture; motivates our executive officers to remain with the Company by mitigating swings in incentive values during periods when market volatility impacts our stock price; directly motivates an executive officer to maximize long-term stockholder value and serve as an effective tool for incentivizing and retaining those executive officers who are most responsible for influencing stockholder value.	RSUs generally vest on an annual basis, ratably over four years subject to executive officer's continued service; the ultimate value realized varies with our common stock price.

Long-Term Equity Incentives (Stock Options)	Motivates executive officers to achieve our business objectives by tying incentives to the appreciation of our common stock over the long-term and creates an ownership culture.	Stock options with an exercise price equal to the fair market value on the date of grant generally vest monthly over four years subject to executive officer's continued service; the ultimate realizable value, if any, depends on the appreciation of our common stock price from the date of grant. The Compensation Committee views stock options as performance-based compensation, as stock options provide a return to our executive officers only if the market price of our common shares appreciates over the stock option term.
Long-Term Equity Incentives (PRSUs)	Creates a strong link to the Company's long-term performance, creates an ownership culture and closely aligns the interests of our executive officers with those of our stockholders because the value that the grants deliver is directly dependent on attainment of performance metrics and our stock price.	PRSUs only vest upon achievement of objectively measurable performance metrics tied to our business strategy that focus executive officers on achieving these long-term Company performance metrics and increasing stockholder value.
Other Compensation	Provides benefits that promote employee health and welfare, which assists in attracting and retaining our executive officers; certain additional benefits reflect market standards and are reasonable and necessary to attract and/or retain each of our executive officers and allow the executive officers to realize the full benefit of the other elements of compensation we provide.	Executive officers are eligible to participate in the Company's employee benefit plans on the same terms as all other full-time employees. These plans include medical, dental and life insurance and eligibility to participate in the Company's employee stock purchase plan. Additional benefits include disability insurance premiums, an annual physical examination and financial planning services. The terms of the Company's 401(k) Savings Plan (the "401(k) Plan") provide for executive officer and broad-based employee participation on the same general terms. Under the 401(k) Plan, all Company employees are eligible to receive basic matching contributions from the Company that vest annually over three years from date of hire.
Severance and Change in Control Benefits	Serves our retention objectives by helping our executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company.	Provides protection in the event of a termination of employment under specified circumstances, including following a change in control of the Company as described below under "Potential Payments Upon Termination or Change-in-Control." Compensation components for executive officers in the event of a termination by the Company without cause or termination by the executive officer due to constructive termination alone or in connection with a change in control include cash and equity payments and benefits and requires a signed release agreement by the executive officer. In February 2025, the Board approved an Executive Severance Plan. For more information on the benefits provided under this plan, please refer to the section entitled "Executive Severance Plan" below. No executive officer is entitled to excise tax gross-up payments in connection with a change in control. Prior to his retirement as CEO, Dr. Gorman was eligible for a change in control tax gross-up pursuant to his 2007 employment agreement, however, these provisions are no longer applicable effective as of October 11, 2024, and we do not intend to enter into any new agreements containing such gross-up entitlements.

2024 Named Executive Officer Compensation Decisions

2024 Base Salaries

In February 2024, our Compensation Committee approved the 2024 base salaries for the NEOs as set forth in the table below. In making these 2024 decisions, the Compensation Committee considered the Company's performance in 2023, market data for each individual NEO's position, as well as the individual's historical salary levels, our then-current budget for employee salary adjustments, anticipated role and responsibilities for the coming year, along with the other factors described in the section entitled "Overall Compensation Determination Process" above. At the conclusion of its review, the Compensation Committee determined that the increases reflected in the table below were appropriate due to (i) the Company's performance in 2023, (ii) maintaining competitive positioning relative to the market data, (iii) retention of our NEOs and (iv) our NEOs' experience, job criticality and performance.

Named Executive Officer	2024 Base Salary	% Change from 2023 Base Salary
Kyle W. Gano, Ph.D., Chief Executive Officer	$645,116	7.0%
Kevin C. Gorman, Ph.D., Former Chief Executive Officer	$993,300	5.0%
Matthew C. Abernethy, Chief Financial Officer	$684,824	6.0%
Eric Benevich, Chief Commercial Officer	$636,848	6.0%
Jude Onyia, Ph.D., Chief Scientific Officer	$676,545	6.0%
Eiry W. Roberts, M.D., Chief Medical Officer	$686,761	4.0%

In October 2024, in connection with Dr. Gano's promotion to CEO, the Compensation Committee approved an increase in his annual base salary to $900,000, effective as of October 11, 2024. The Compensation Committee determined this level of base compensation was appropriate for Dr. Gano in his promoted role, based on market data for peer company CEOs, Dr. Gano's experience and his anticipated role and responsibilities.

2024 Annual Cash Incentives

In February 2024, the Compensation Committee approved the 2024 target bonus opportunities, expressed as a percentage of an NEO's base salary, shown in the table below. Upon his promotion to CEO in October 2024, Dr. Gano's target bonus opportunity increased from 50% of base salary to 100% of base salary, with his 2024 target bonus opportunity being pro-rated based on his base salary and target bonus opportunity in effect prior to and following his promotion. No changes were made to the target bonus opportunities of our other NEOs, as the Compensation Committee determined that such opportunities remained market competitive.

Executive Officer	2024 Target Bonus (% of Base Salary)
Chief Executive Officer	100%
All Other Executive Officers	50%

In February 2024, the Compensation Committee approved the corporate goals for our 2024 annual cash incentive plan. The most significant and impactful goals and achievements are summarized in the table below. Our corporate goals are directly aligned with our specific strategic goals that we believe will create long-term stockholder value, including achieving a net revenue target from sales of INGREZZA, ensuring commercial readiness for the launch of CRENESSITY™ (crinecerfont), advancing and expanding our clinical pipeline, and achieving certain other corporate and financial goals. The Compensation Committee did not assign specific relative weightings to the corporate goals for 2024 in order to enable a holistic assessment of complementary goals that collectively reflect achievement of our 2024 performance objectives and build the foundation for long-term success. The maximum bonus payout for each NEO was capped at 150% of their target bonus opportunity.

During meetings conducted throughout the year and culminating in January 2025, the Compensation Committee engaged in a robust dialogue with management, the Board Chair and other Board members (including at Board meetings), and its independent compensation consultant to evaluate the accomplishments and performance of the Company relative to the 2024 corporate goals. The Compensation Committee discussed the relative importance of each of these goals and ultimately determined that the following goals were the most impactful to the creation of long-term stockholder value: (i) the INGREZZA net sales goal; (ii) submission of the crinecerfont NDAs to the FDA and ensuring commercial launch readiness of CRENESSITY in the fourth quarter of 2024; and (iii) the advancement of our clinical pipeline, including reporting top-line results in four Phase 2 studies during 2024. The Compensation Committee further determined that the Company exceeded the high-end of the range for the INGREZZA net sales goal; successfully submitted the crinecerfont NDAs to the FDA and completed foundational activities to ensure commercial launch readiness of CRENESSITY; over achieved the most critical goals associated with the advancement of the Company's clinical pipeline, and achieved other important goals. After these discussions, the Compensation Committee determined our 2024 corporate goal achievement at 115%.

Business Area / Initiative	Target	Achievements / Relevant Developments	Overall Achievement
Commercial Activities	Achieve INGREZZA net sales in 2024 between $2.15B and $2.25B	Achieved INGREZZA net sales of $2.3B	**Achieved - Exceeded High End of Range**
Crinecerfont Activities	Submit New Drug Applications (NDAs) for crinecerfont to the FDA by June 30, 2024	Submitted NDAs for crinecerfont in April 2024	**Achieved**
	Complete key launch readiness activities to support launch of CRENESSITY by December 31, 2024	Completed foundational activities, hired commercial team, and initiated disease state education platform by December 31, 2024	**Over Achieved**
Advance and Expand Clinical Pipeline	**Phase 3 Portfolio:** • Achieve enrollment target in one Phase 3 study • Complete enrollment in one Phase 3 study	• Met enrollment target in one Phase 3 Study	**Achieved in Part**
	Phase 2 Proof-of-Concept Studies: • Report top-line data in four Phase 2 studies • Complete enrollment in one Phase 2 study • Achieve enrollment target in one Phase 2 study	• Reported top-line data on four Phase 2 studies • Completed enrollment in one Phase 2 study • Achieved enrollment target in one Phase 2 study	**Over Achieved***
	Phase 1 Studies and Development Candidates: • Initiate one Phase 1 study • Identify four new development candidates, including one biologic or gene therapy	• Submitted two clinical trial applications for Phase 1 studies during 2024; first patient enrollment to occur in 2025 • Identified five new development candidates, including at least one biologic	**Over Achieved in Part****
Financial/Operational	• Meet 2024 annual budget for non-GAAP net income • Settle the 2024 Notes • Implement enterprise resource planning (ERP) system by March 31, 2024	• Met 2024 annual budget for non-GAAP net income • Settled the 2024 Notes in full upon maturity • Successfully implemented a new company-wide ERP system in Q1 2024 to streamline business, operational, and financial processes	**Achieved**
General Business and People	• Increase manager accountability through structured feedback mechanisms • Build a talent pipeline of program leaders that spans biologics to small molecules	• Implemented processes and procedures to solicit, track and analyze manager feedback for continuous improvement • Hired program leaders in both our biologics and small molecule programs	**Achieved**
Legal	Continue to maintain company culture of integrity, ethics and compliance	Enhanced compliance training and related communication, including targeted programs in the UK and Europe	**Achieved**
		Overall Achievement:	**115%**

*   This goal was deemed "Over Achieved" as we reported positive top-line data in three of the four Phase 2 studies.

**   Although we did not initiate a Phase 1 study prior to December 31 ,2024, the Compensation Committee considered identification of five new development candidates, including at least one biologic, to be the most impactful to the Company and the long-term benefit of stockholders and this specific goal was deemed to be "Over Achieved"

Notwithstanding the Compensation Committee's determination of our 2024 corporate goal achievement at 115%, the Compensation Committee had discretion to eliminate any NEO's bonus or to reduce or increase the amount of any NEO's bonus payout amount. However, our CEO's bonus payment cannot be increased above the corporate goal achievement level for the Company. In January 2025, the Compensation Committee determined whether to exercise its discretion to increase or decrease the bonus payout amount for each NEO after considering their individual performance contributing to achievement of our corporate goals. Following such review, the individuals listed below were awarded an increased bonus payout amount in recognition of their outstanding performance:

- Mr. Abernethy, in recognition of his role in the Company accomplishing its financial and operational goals for 2024, including achieving the 2024 annual budget for non-GAAP net income and the successful implementation of a new company-wide ERP system to streamline business, operational, and financial processes;
- Dr. Onyia, in recognition of his role in the Company exceeding its development program goals for 2024, including the identification of five new development candidates, including a biologic; and
- Dr. Roberts, in recognition of her role in the Company advancing and expanding its clinical development programs during 2024, including the generation of positive top-line data from three Phase 2 clinical studies.

The Compensation Committee also utilized its discretion to award Dr. Gorman a bonus payout amount equal to (x) our 2024 corporate goal achievement of 115% multiplied by (y) Dr. Gorman's full annual target bonus (100% of his annualized base salary for 2024), as a result of the Company's achievement of its 2024 corporate goals and Dr. Gorman's efforts in facilitating a successful CEO transition. After making these determinations, the Compensation Committee approved the bonus payout amounts set forth in the table below.

Named Executive Officer	2024 Target Bonus		2024 Actual Bonus Paid	
	% of Base Salary	$	% of Target Bonus	$
Kyle W. Gano, Ph.D., Chief Executive Officer (1)	100%	$466,919	115%	$536,906
Kevin C. Gorman, Ph.D., Former Chief Executive Officer	100%	$993,300	115%	$1,141,950
Matthew C. Abernethy, Chief Financial Officer	50%	$342,412	132%	$452,840
Eric Benevich, Chief Commercial Officer	50%	$318,424	115%	$366,188
Jude Onyia, Ph.D., Chief Scientific Officer	50%	$338,273	150%	$505,717
Eiry W. Roberts, M.D., Chief Medical Officer	50%	$343,381	150%	$513,354

(1) Dr. Gano's total bonus was prorated based on his base salary and target bonus opportunity in effect prior to and following his promotion to CEO in October 2024.

2024 Long-Term Equity Awards

Annual Equity Award Grants and Mix. In the first quarter of 2024, the Compensation Committee granted long-term equity awards to our NEOs in the form of stock options, RSUs and PRSUs after determining that these three types of equity awards continued to provide the appropriate balance of long-term and performance-based incentives for our executive officers. The Compensation Committee generally maintained the overall equity award mix provided to the NEOs in the prior year, but with an approximate 5% increase in the amount of RSUs granted as a percentage of the total long-term equity award. This increase in RSUs reflects a slight adjustment toward providing more stable, predictable equity compensation that aligns with market data and enhances retention while still tying compensation to the performance of our common stock over the long term. For our CEO, the Compensation Committee allocated approximately 50% of the aggregate value of long-term equity awards in the form of stock options, 30% of such value in the form of PRSUs and approximately 20% of such value in the form of RSUs. For each of the other NEOs, the Compensation Committee generally allocated approximately 45-55% of the aggregate value of their long-term equity awards in the form of stock options, 15-35% of such value in the form of PRSUs and 20-25% of such value in the form of RSUs, primarily based on each NEO's expected impact on the achievement of the performance metrics underlying the PRSUs. At the time of the annual equity grant, Dr. Gano was serving in his role as Chief Business Development and Strategy Officer.

Promotion Equity Award Grants in Connection with CEO Appointment. In connection with Dr. Gano's promotion to CEO, the Compensation Committee approved promotion long-term equity awards on November 1, 2024 having an aggregate target grant date value of $1,500,000 to establish a total targeted equity vehicle mix of approximately 50% stock options, 30% performance-based restricted stock units, and 20% restricted stock units. The Compensation Committee determined these promotion long-term equity awards were appropriate for Dr. Gano in his promoted role, based on market data for peer company CEOs, Dr. Gano's experience and his anticipated role and responsibilities.

Equity Awards Grants in Connection with Chief Medical Officer Transition. In July 2023, Dr. Roberts notified the Company of her decision to retire from her position as Chief Medical Officer and agreed to remain in her position until her replacement had been on-boarded which was originally expected to occur in late 2024 or early 2025. As a result of this anticipated transition, Dr. Robert's annual long-term equity award granted in February 2024 was reduced by approximately 35% compared to the prior year. After subsequent discussions, both the Company and Dr. Roberts determined it would be beneficial to extend the timeline for her retirement beyond early 2025. In recognition of this revised timeframe, the Compensation Committee approved a one-time, off-cycle equity grant to Dr. Roberts in December 2024 which was designed to restore Dr. Robert's overall long-term equity awards for 2024 to a level commensurate with her role as Chief Medical Officer and aligned with market data and the Company's pay practices. The equity grants consisted of: (i) stock options with a target grant value of approximately $1,750,000, with 25% of the shares underlying the option vesting on February 13, 2025 and an additional 1/48th of the shares underlying the option vesting each month thereafter beginning on March 13, 2025, such that the option shall fully vest on February 13, 2028; and (ii) RSUs with a target grant value of approximately $750,000, 25% of which will vest on February 13, 2025, and an additional 25% on each February 13th thereafter, culminating in full vesting on February 13, 2028. All terms and conditions of these additional equity grants were consistent with the annual long-term equity awards granted in the first quarter of 2024 to our NEOs.

In April 2025, we announced that Sanjay Keswani, M.D., would assume the role of Chief Medical Officer, effective June 2, 2025. Dr. Keswani will succeed Dr. Roberts who agreed to remain with the Company in a strategic advisory role following her succession by Dr. Keswani.

Size of 2024 Equity Awards. In determining the size of the total equity compensation opportunity in 2024, the Compensation Committee:

- aimed to have the aggregate target award value result in target total direct compensation at a level that is competitive in the marketplaces in which we compete;
- maintained a meaningful portion of total direct compensation in the form of long-term performance equity awards which only vest upon achievement of the specific, objective criteria described below, which if achieved, the Compensation Committee believes will drive long-term differentiated value relative to our peers and maximize long-term stockholder value; and
- considered the recommendations of the CEO for the other NEOs.

The following table summarizes the annual 2024 long-term equity awards for the NEOs:

Named Executive Officer	Stock Options		RSUs		PRSUs		Total ($*)
	$*	# of Shares	$*	# of Shares	$*	# of Shares (Target)	
Kyle Gano, Ph.D., CEO [1]	$ 3,550,000	58,402	$ 1,500,000	11,421	$ 2,200,000	16,233	$ 7,250,000
Kevin Gorman, Ph.D., Former CEO	$ 7,000,000	112,644	$ 3,000,000	22,415	$ 4,000,000	28,686	$14,000,000
Matthew Abernethy, CFO	$ 2,800,000	45,058	$ 1,200,000	8,966	$ 1,400,000	10,040	$ 5,400,000
Eric Benevich, Chief Commercial Officer	$ 2,450,000	39,426	$ 1,050,000	7,846	$ 1,750,000	12,550	$ 5,250,000
Jude Onyia, Ph.D., Chief Scientific Officer	$ 3,360,000	54,069	$ 1,440,000	10,760	$ 1,000,000	7,172	$ 5,800,000
Eiry Roberts, M.D., Chief Medical Officer [2]	$ 3,150,000	50,299	$ 1,350,000	9,970	$ 1,000,000	7,172	$ 5,500,000

* Represents the target grant date fair value of the awards approved by the Compensation Committee. The Compensation Committee approved the PRSU award values in February 2024, but the PRSUs were granted in March 2024 following Compensation Committee approval of performance metrics and vesting requirements for these awards. See the Summary Compensation Table and the Grants of Plan-Based Awards Table included in this Proxy Statement for the actual grant date fair value of such awards.

(1) Includes the following equity awards granted in connection with Dr. Gano's promotion to CEO effective in October 2024: (i) stock options with a target grant value of approximately $750,000 that vest in equal monthly installments over a four-year period; (ii) RSUs with a target grant value of approximately $300,000 that vest in equal annual installments over a four-year period; and (iii) PRSUs with a target grant value of approximately $450,000 that vest in accordance with the terms of the PRSU awards granted to Neurocrine Biosciences' executive officers in March 2024.

(2) Includes the following equity awards granted to Dr. Roberts in December 2024 as a result of the Company and Dr. Roberts mutually agreeing to extend the timeline for her retirement (discussed in further detail above): (i) stock options with a target grant value of approximately $1,750,000, with 25% of the shares underlying the option vesting on February 13, 2025 and an additional 1/48th of the shares underlying the option vesting each month thereafter beginning on March 13, 2025, such that the option shall fully vest on February 13, 2028; (ii) RSUs with a target grant value of approximately $750,000, 25% of which will vest on February 13, 2025, and an additional 25% on each February 13th thereafter, culminating in full vesting on February 13, 2028.

2024 Equity Award Vesting Criteria. The Compensation Committee determined that the annual equity grants made in February and March of 2024 vest as follows: (i) the stock options vest in equal monthly installments over a four-year period; (ii) the RSUs vest in equal annual installments over a four-year period; and (iii) the PRSUs vest on the date, or dates, that the Compensation Committee determines achievement of two underlying performance metrics, each of which must occur by the end of a three-year performance period ending on December 31, 2026.

The metrics underlying the PRSUs target certain revenue diversification achievements and business development objectives that we believe will drive stockholder value within the three-year performance period ending on December 31, 2026. The actual number of earned units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target, and maximum levels specified in the Grants of Plan-Based Awards During the Fiscal Year Ended December 31, 2024 table. The Compensation Committee set the specific performance targets underlying each performance metric at challenging levels that the Compensation Committee determined would require substantial effort to be achieved. We believe disclosing the specific performance targets while the performance period is ongoing could cause competitive harm, as providing this information could provide competitors with insights into our strategy and clinical development programs that would be harmful to us. However, we will disclose the specific performance targets in 2027 following the Compensation Committee's determination of performance and certification.

2022 PRSUs: Performance and Payout

In January 2022, the Company granted PRSUs to the NEOs that would vest on the date, or dates, that the Compensation Committee determined achievement of two separate performance metrics, each within the three-year performance period ending on December 31, 2024 (the "2022 PRSUs").

The first performance metric underlying the 2022 PRSUs, with a relative weighting of 40%, was based on the Company receiving FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease (the "INGREZZA HD Metric"). As previously disclosed, in August 2023, the Compensation Committee certified that the Company had received FDA approval of INGREZZA for the treatment of adults with chorea associated with Huntington's disease and that the INGREZZA HD Metric was achieved at the target performance level. Accordingly, each NEO earned 100% of the target number of PRSUs associated with the INGREZZA HD Metric in August 2023.

The second performance metric underlying the 2022 PRSUs, with a relative weighting of 60%, was based on the number of Phase 3 clinical trials initiated by the Company during the performance period, excluding the following programs: valbenazine for dyskinesia in cerebral palsy, valbenazine as an adjunctive treatment for schizophrenia, and crinecerfont for the treatment of CAH (the "Clinical Trial Metric"). The specific performance targets underlying the Clinical Trial Metric, as well as the payout levels at minimum, target, upside, and maximum achievement for the Clinical Trial Metric, are set forth in the table below. If the Company failed to initiate any new Phase 3 clinical trial during the performance period, then no portion of the underlying RSUs associated with the Clinical Trial Metric would vest.

Achievement Level	Performance Targets	Payout Level (as a % of target with respect to the Clinical Trial Metric)
Minimum	Company initiates one new Phase 3 clinical trial during the performance period	67%
Target	Company initiates two new Phase 3 clinical trials during the performance period	100%
Upside	Company initiates three new Phase 3 clinical trials during the performance period	133%
Maximum	Company initiates four or more new Phase 3 clinical trials during the performance period	183%

The Company did not initiate any new Phase 3 clinical trials during the three-year performance period ending on December 31, 2024. Accordingly, each NEO forfeited all PRSUs associated with the Clinical Trial Metric.

401(k) Retirement Benefits

The Company's matching contribution to the 401(k) Plan for 2024 was 100% of eligible participant contributions, subject to applicable federal limits. Our NEOs are eligible for these benefits on the same basis as our other employees. The Company made no additional discretionary contributions to the 401(k) Plan in 2024.

Other Features of our Executive Compensation Program

Severance and Change in Control Benefits

We provide severance benefits to our NEOs upon certain types of involuntary termination events, including terminations in connection with a change in control of our Company. Historically and during 2024, these benefits were set forth in each NEO's employment agreement with the Company. In October 2024, we entered into an amended and restated employment agreement with Dr. Gano in connection with his promotion to CEO, which contained the updated terms of his employment as our CEO and updated severance benefits. The Compensation Committee adopted Dr. Gano's updated severance benefits, after a review of market data provided by FW Cook, to incorporate "best practices" relating to severance payments and more closely align with market data. For example, for severance benefits paid upon an involuntary termination in connection with a change in control, we increased the "change in control determination period" from six to 12 months following a change in control, we eliminated the automatic cashout treatment for equity awards and replaced it with a "double trigger" vesting acceleration provision, and we eliminated cash payments upon a death or disability termination.

In early 2025, the Compensation Committee determined it was appropriate to revise the severance benefits for other executive officers, including the NEOs (excluding Dr. Gorman), to align with the updated structure approved for Dr. Gano. Accordingly, the Compensation Committee adopted the Executive Severance Plan to reflect the severance benefits for all NEOs (other than Dr. Gorman), which supersedes and replaces the severance benefits provided under individual employment agreements. The Executive Severance Plan reflects Dr. Gano's severance benefits set forth in his updated employment agreement entered into in October 2024. A more detailed description of the terms and benefits provided under these employment agreements and the Executive Severance Plan is described in the section of this Proxy Statement entitled "Agreements with Named Executive Officer Effective During Fiscal Year 2024", "Executive Severance Plan" and "Amendment and Restatement of Employment Agreements" below.

As a result of Dr. Gorman's retirement in October 2024, Dr. Gorman ceased to be an employee of the Company but continues to provide service to the Company as a non-employee member of the Board of Directors. Dr. Gorman did not receive any severance payments under his employment agreement or otherwise as a result of his retirement. Dr. Gorman's employment agreement (and severance benefits thereunder) terminated as of October 11, 2024. Because Dr. Gorman's service on the Board of Directors is recognized as "continuous service" under the Company's equity incentive plans, Dr. Gorman's outstanding equity awards will remain outstanding and continue to vest in accordance with their terms. In addition, since becoming a non-employee member of the Board of Directors on October 12, 2024, Dr. Gorman has been eligible to receive the cash and equity compensation under our non-employee director compensation program, described below under the section of this Proxy Statement entitled "Directors Compensation Summary".

Officer Equity Ownership Guidelines

Since 2014, we have maintained equity ownership guidelines for our executive officers. The Compensation Committee amended these guidelines in November 2018 to increase the guideline for our CEO from three to six times his base salary. The equity ownership guidelines are designed to further align the interests of the executive officers with those of our stockholders by ensuring that our executive officers have a meaningful financial stake in the Company's long-term success. The equity ownership guidelines establish a minimum equity ownership level by position, with such values determined based on the value of our common stock owned by such persons as of certain measurement dates. When creating our equity ownership guidelines, the Compensation Committee adopted the view that the in-the-money value of vested stock options are of equivalent ownership value to the value of such stock options had they been exercised for shares of our common stock. Accordingly, all shares directly or beneficially owned by the executive officer, including the net exercisable value of outstanding vested stock options (where the market price of our common stock exceeds the strike price of such option) are included in determining the value of equity owned under our equity ownership guidelines. Unvested RSUs or PRSUs are excluded for purposes of determining the value of equity owned under our equity ownership guidelines.

The equity ownership requirements are as follows:

Chief Executive Officer	6 times base salary
All other executive officers	1 times base salary

New executive officers are granted a five-year period to reach the equity ownership requirements set forth in the guidelines and are expected to make annual progress toward the equity ownership requirements during this five-year period. When an executive officer does not meet the equity ownership requirements set forth in the guidelines, he/she is restricted from selling any held shares until such requirements are met. Additionally, should an executive officer who does not meet the equity ownership requirements choose to exercise a stock option or vest in any RSUs or PRSUs, he or she is required to retain all shares acquired through those transactions, aside from any shares necessary to fulfill such transaction related tax obligations, until full compliance with the equity ownership guidelines is attained.

Annual compliance with the equity ownership guidelines is assessed during the fourth quarter of each year. As of March 24, 2025, each of our executive officers was in compliance with the equity ownership guidelines.

Equity Trading Policies and Procedures

The Company has adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of the Company's securities by its directors, officers, employees and consultants that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. It is also the Company's intent to comply with applicable laws and regulations relating to insider trading. In addition, the Company's policies prohibit direct or indirect participation by directors, officers and other employees of the Company in transactions involving trading activities in Company common stock which by their aggressive or speculative nature may give rise to an appearance of impropriety. Such prohibited activities would include the purchase of put or call options, or the writing of such options as well as short sales, hedging transactions such as "cashless" collars, forward sales, equity swaps and other related arrangement which may indirectly involve short-sale and any other transactions designed for profit from short-term movement in the Company's stock price. In addition, no officer, director or employee of the Company may margin, or make any offer to margin, any Company common stock, including without limitation, borrowing against such stock, at any time. Under the policies, a contribution of the Company's securities to an exchange fund not designed to hedge any decrease in the market value of Neurocrine's equity securities is not considered a form of hedging; however, such contribution by an employee or director remains subject to the other provisions of the Company's insider trading policy, including provisions regarding quarterly trading blackout periods and pre-clearance requirements.

To the Company's knowledge, there were no transactions involving hedging, pledging or margining Company common stock during 2024, nor were there any such transactions as of the Record Date.

The Company also requires directors and executive officers to complete all equity related open-market purchase and sale transactions via a 10b5-1 plan. The 10b5-1 plans typically cover, among other transactions, direct sales and purchases of Company stock, as well as same-day-sales related to option exercises and sales of stock for tax payments upon the vesting of RSUs. All 10b5-1 plans are required to have a waiting period from the election date to the date of the first transaction. Additionally, Company policy restricts the executive officers from amending a 10b5-1 trading plan.

Equity Grant Practices

All equity awards granted to our NEOs are approved by the Compensation Committee on or prior to the date of grant. While the Compensation Committee does not have a formal policy or obligation to grant equity awards to NEOs on specific dates, the Compensation Committee's typical practice is to review the Company's performance results and our NEOs' individual performances following the end of each fiscal year, as well as the then-outstanding equity awards held by our NEOs, and then, based on those reviews, approve annual equity awards (including stock options) to our NEOs shortly following our annual release of financial results for the prior fiscal year. Additionally, our Compensation Committee approves the granting of equity awards in connection with the commencement of employment or promotion of our NEOs, and from time to time as otherwise determined appropriate by our Compensation Committee. The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information ("MNPI") and we do not time the release of MNPI based on equity award grant dates or for the purposes of affecting the value of executive compensation. For additional information regarding the timing of our equity awards and stock options as required by Item 402(x) of Regulation S-K, please see the section below entitled "Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information".

Compensation Recoupment Policy

In October 2023, the Compensation Committee adopted a compensation recoupment policy, as required by SEC rules and Nasdaq listing standards, that provides for recoupment of certain cash and equity-based incentive compensation paid to current and former executive officers of the Company in the event of an accounting restatement of the Company's financial statements. The policy applies to all incentive compensation that is received by a covered officer on or after October 2, 2023.

Our prior compensation recoupment policy, which still applies to incentive compensation that is received by a covered officer prior to October 2, 2023, provides that, in the event (i) we are required to prepare an accounting restatement for any fiscal quarter or year due to our material noncompliance with any financial reporting requirement and (ii) it is determined that misconduct contributed to the noncompliance that resulted in the obligation to restate our financial statements, we may take action to recover from any officer whose misconduct contributed to the noncompliance which resulted in the obligation to restate our financial statements, the incentive compensation, including cash and equity, that was paid or vested to such officer during the twelve-month period preceding the restatement obligation.

Our compensation recoupment policies are administered by the Compensation Committee.

Tax and Accounting Considerations

Internal Revenue Code Section 162(m)

Under Section 162(m) of the Internal Revenue Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

In light of the repeal of the performance-based compensation exemption under Section 162(m), the Compensation Committee may authorize compensation that is not deductible if it is determined to be appropriate and in the best interests of the Company and our stockholders.

Accounting Considerations

The Company accounts for equity compensation paid to our employees under the FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of the equity award. Our cash compensation is recorded as an expense at the time the obligation is incurred. The accounting impact of our compensation programs are one of many factors that the Compensation Committee considers in determining the structure and size of our executive officer compensation programs.

Risk Analysis of Our Compensation Program

Our Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive or inappropriate risk taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. As part of its assessment, the Compensation Committee considered, among other factors, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing Company-wide and individual financial, operational and other performance targets, our bonus structure of payouts at multiple levels of performance (including maximum payout caps and payments for performance below target levels) and the nature of our key performance metrics. We believe these practices encourage our employees to focus on sustained, long-term Company growth, which we believe will ultimately contribute to the creation of stockholder value.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following tables set forth the compensation paid by the Company for 2022, 2023 and 2024 to the NEOs named below.

Summary Compensation Table

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (2)	Option Awards ($) (3)	Stock Awards ($) (4)	All Other Compensation ($) (5)	Total ($)
Kyle W. Gano, Ph.D.	2022	$550,605	$332,428	$2,775,053	$1,725,086	$38,485	$5,421,657
Chief Executive Officer	2023	$602,912	$331,602	$3,187,536	$1,812,563	$55,602	$5,990,215
	2024	$698,217	$536,906	$3,549,970	$3,700,106	$50,223	$8,535,422
Kevin C. Gorman, Ph.D.	2022	$860,000	$989,000	$4,875,106	$5,125,079	$53,342	$11,902,527
Former Chief Executive Officer	2023	$946,000	$1,040,600	$6,678,790	$7,021,386	$64,036	$15,750,812
	2024	$779,357	$1,141,950	$6,999,698	$7,000,139	$97,493	$16,018,637
Matthew C. Abernethy	2022	$618,240	$373,262	$2,310,061	$1,570,128	$52,632	$4,924,323
Chief Financial Officer	2023	$646,061	$355,335	$3,187,536	$1,812,563	$56,387	$6,057,882
	2024	$684,824	$452,840	$2,799,904	$2,599,987	$57,646	$6,595,201
Eric Benevich (6)							
Chief Commercial Officer	2024	$636,848	$366,188	$2,449,932	$2,800,081	$53,115	$6,306,164
Jude Onyia, Ph.D.	2022	$575,000	$330,625	$225,008	$1,275,146	$55,520	$2,461,299
Chief Scientific Officer	2023	$638,250	$351,038	$3,375,024	$2,625,124	$233,780	$7,223,216
	2024	$676,545	$505,717	$3,359,848	$2,440,182	$53,559	$7,035,851
Eiry W. Roberts, M.D.	2022	$631,912	$345,182	$2,625,057	$2,075,144	$57,986	$5,735,281
Chief Medical Officer	2023	$660,348	$399,511	$2,625,024	$2,125,112	$63,852	$5,873,847
	2024	$686,761	$513,354	$3,150,017	$2,350,087	$64,099	$6,764,318

(1) The titles and capacities set forth in the table above are as of December 31, 2024.

(2) Salary and bonus figures represent amounts earned during each respective fiscal year, regardless of whether part or all of such amounts were paid in subsequent fiscal year(s). Bonuses are awarded pursuant to a bonus program.

(3) The amounts shown are the full grant date fair value in accordance with Accounting Standards Codification 718-10, Compensation—Stock Compensation (ASC 718). The assumptions used to calculate the grant date fair value of option awards are set forth under Note 7 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 10, 2025. The grant date fair values of option awards for 2024 (other than the option awards granted to Dr. Gano in November 2024 in connection with his promotion to CEO and Dr. Roberts in December 2024 in connection with the extended timeline for her retirement) are based on per share Black-Scholes values of $62.14. The grant date fair value of Dr. Gano's option award granted in November 2024 and Dr. Robert's option award granted in December 2024 is based on a per share Black-Scholes value of $56.21 and $63.02, respectively.

(4) Stock awards consist of RSUs and PRSUs and may be subject to deferred delivery arrangements. The amounts shown are the full grant date fair value in accordance with Accounting Standards Codification 718-10, Compensation—Stock Compensation (ASC 718). The assumptions used to calculate the grant date fair value of stock awards are set forth under Note 7 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 10, 2025. The fair values of RSUs granted in 2024 are based on the Company's closing market price per share on the grant date, which was $133.84 for all 2024 RSU grants (other than the RSUs granted to Dr. Gano in November 2024 in connection with his promotion to CEO and to Dr. Roberts in December 2024 in connection with the extended timeline for her retirement, for which the Company's closing market price per share on such grant dates was $122.21 and $136.69, respectively). The fair values of PRSUs granted in 2024 are based on the Company's closing market price per share on the grant date, which was $139.44 for 2024 PRSU grants, except for the PRSU granted to Dr. Gano in November 2024 in connection with his promotion to CEO, which was $122.21. The PRSU values included in the table above are based on the target number of shares subject to the PRSU awards. If the highest level of performance metrics are achieved, the PRSU values based on the maximum number of shares issuable to each NEO for 2024 are as follows: Dr. Gano – $2,750,000, Dr. Gorman – $5,000,000, Mr. Abernethy – $1,750,000, Mr. Benevich – $2,187,500, Dr. Onyia – $1,250,000, and Dr. Roberts – $1,250,000.

(5) Includes all other compensation as described in the table below.

(6) Mr. Benevich was not a named executive officer during fiscal years 2022 and 2023.

All Other Compensation Table for 2024

Name	Year	401(k) Employer Match	Insurance Premiums (1)	Other	Total Other
Kyle W. Gano, Ph.D.	2024	$20,700	$29,523	—	$50,223
Kevin C. Gorman, Ph.D. (2)	2024	$18,244	$30,299	$48,950	$97,493
Matthew C. Abernethy (3)	2024	$20,700	$35,346	$1,600	$57,646
Eric Benevich	2024	$20,700	$32,415	—	$53,115
Jude Onyia, Ph.D.	2024	$20,700	$32,859	—	$53,559
Eiry W. Roberts, M.D. (4)	2024	$20,700	$41,799	$1,600	$64,099

(1) The amounts in this column represent the costs for medical insurance for Company-wide plans, as well as disability insurance premiums.

(2) For 2024, amounts in the column "Other" for Dr. Gorman includes: (a) $3,364 in non-taxable benefits related to spousal travel to attend business functions, (b) $13,207 in fees for Dr. Gorman's service as a non-employee director of the Company from October 11, 2024 through December 31, 2024, and (c) $32,379 for commemorative gifts in connection with Dr. Gorman's retirement as CEO and in recognition for over 30 years of service to the Company.

(3) For 2024, the amount in the column "Other" for Mr. Abernethy represents employer contributions to a health savings account.

(4) For 2024, the amount in the column "Other" for Dr. Roberts represents employer contributions to a health savings account.

Grants of Plan-Based Awards During 2024

The following table sets forth certain information regarding plan based awards granted by the Company during 2024 to the NEOs below:

Name	Approval Date	Grant Date	Estimated Future Payouts Under PRSU Awards (1) Minimum (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise Price of Option Awards ($/Sh)(2)	Grant Date Fair Value (3)
Kyle W. Gano, Ph.D.	2/2/2024	2/13/2024				8,966			$1,200,009
	3/18/2024	3/18/2024 (1)	10,040	12,550	15,688				$1,749,972
	2/2/2024	2/13/2024					45,058	$133.84	$2,799,904
	10/10/2024	11/1/2024				2,455			$300,026
	10/10/2024	11/1/2024 (1)	2,946	3,683	11,205				$450,099
	10/10/2024	11/1/2024					13,344	$122.21	$750,066
Kevin C. Gorman, Ph.D.	2/2/2024	2/13/2024				22,415			$3,000,024
	3/18/2024	3/18/2024 (1)	22,949	28,686	35,858				$4,000,115
	2/2/2024	2/13/2024					112,644	$133.84	$6,999,698
Matthew C. Abernethy.	2/2/2024	2/13/2024				8,966			$1,200,009
	3/18/2024	3/18/2024 (1)	8,032	10,040	12,550				$1,399,978
	2/2/2024	2/13/2024					45,058	$133.84	$2,799,904
Eric Benevich	2/2/2024	2/13/2024				7,846			$1,050,109
	3/18/2024	3/18/2024 (1)	10,040	12,550	15,688				$1,749,972
	2/2/2024	2/13/2024					39,426	$133.84	$2,449,932
Jude Onyia, Ph.D.	2/2/2024	2/13/2024				10,760			$1,440,118
	3/18/2024	3/18/2024 (1)	5,737	7,172	8,965				$1,000,064
	2/2/2024	2/13/2024					54,069	$133.84	$3,359,848
Eiry W. Roberts, M.D.	2/2/2024	2/13/2024				4,483			$600,005
	3/18/2024	3/18/2024 (1)	5,737	7,172	8,965				$1,000,064
	2/2/2024	2/13/2024					22,529	$133.84	$1,399,952
	12/17/2024	12/17/2024				5,487			$750,018
	12/17/2024	12/17/2024					27,770	$136.69	$1,750,065

(1) Represents the number of shares that may be earned under the PRSUs granted to NEOs in 2024 under the Company's Amended 2020 Plan. The PRSUs will vest on the date, or dates, that the Compensation Committee determines achievement of two underlying performance metrics, each of which must occur before December 31, 2026. Such metrics relate to certain revenue diversification achievements and business development objectives which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2024 and ending on December 31, 2026. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target, and maximum levels specified.

(2)   Option awards granted have an exercise price equal to the closing market price of the Company's common stock on the date of grant. Except for the option award granted to Dr. Roberts in December 2024, all option awards are time-based awards, which vest monthly, on a pro-rata basis, over four years and have an option term of ten years. Except for the RSU granted to Dr. Roberts in December 2024, all RSUs vest annually, on a pro-rata basis, over a four-year period. As discussed above, the Compensation Committee approved a one-time, off-cycle equity award to Dr. Roberts in December 2024 in connection with the extended timeline for her retirement. The option award granted to Dr. Roberts in December 2024 is a time-based award, with 25% of the shares underlying the option vesting on February 13, 2025 and an additional 1/48th of the shares underlying the option vesting each month thereafter beginning on March 13, 2025, such that the option shall fully vest on February 13, 2028. With respect to RSU award granted to Dr. Roberts in December 2024, 25% of the RSU will vest on February 13, 2025, and an additional 25% of the RSU will vest on each February 13th thereafter, culminating in full vesting on February 13, 2028.

(3)   Reflects the grant date per share Black-Scholes value of $62.14, $56.21, and $63.02 for option awards granted on February 13, 2024, November 1, 2024, and December 17, 2024, respectively. The grant date per share value of $133.84, $122.21 and $136.69 for RSUs granted on February 13, 2024, November 1, 2024, and December 17, 2024, respectively, and $139.44 and $122.21 for PRSUs which were granted on March 18, 2024 and November 1, 2024, all of which were calculated in accordance with ASC 718.

Agreements with Named Executive Officers Effective During Fiscal Year 2024

On February 7, 2025, we entered into amended and restated employment agreements (the "Amended Employment Agreements") with each of our executive officers, including Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts. The Amended Employment Agreements amend and restate the employment agreements summarized below that we previously entered into with our executive officers and which were in effect during the 2024 fiscal year. For further information regarding these Amended Employment Agreements, please see the section entitled "Amendment and Restatement of Employment Arrangements" below.

Kyle W. Gano, Ph.D. On November 12, 2014, we entered into an employment agreement with Dr. Gano with respect to his employment, compensation and benefits as Chief Business Development Officer. This employment agreement provided: (i) that Dr. Gano would serve as the Company's Chief Business Development Officer commencing on November 12, 2014 at an initial annual salary of $310,000, subject to annual adjustment by the Board of Directors (Dr. Gano's annual base salary for 2024 prior to his promotion to CEO was $645,116); (ii) that the agreement would terminated upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Gano would be eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; and (iv) Dr. Gano would be eligible to receive equity awards with the number of shares, vesting terms, and exercise price as determined by the Board of Directors.

In connection with Dr. Gano's appointment to serve as CEO, on October 11, 2024, we entered into an Amended and Restated Employment Agreement with Dr. Gano (the "2024 Gano Agreement"). The 2024 Gano Agreement provided: (i) that Dr. Gano would be entitled to receive an annual base salary of $900,000 per year, (ii) Dr. Gano would be eligible to receive an annual cash incentive bonus with an initial target bonus amount equal to 100% of his base pay earned for the applicable year; (iii) Dr. Gano would be eligible to receive equity awards with the number of shares, vesting terms, and exercise price as determined by the Compensation Committee; and (iv) Dr. Gano would receive the following equity grants in connection with his promotion: (a) stock options with a target grant value of approximately $750,000 that vest in equal monthly installments over a four-year period (the "Promotion Option Grant"); (ii) RSUs with a target grant value of approximately $300,000 that vest in equal annual installments over a four-year period (the "Promotion RSU Grant"); and (iii) PRSUs with a target grant value of approximately $450,000 that vest in accordance with the terms of the PRSUs granted to our executive officers in March 2024 (the "Promotion PRSU Grant" and, together with the Promotion Option Grant and the Promotion RSU Grant, the "Promotion Equity Grants"). The Promotion Equity Grants were automatically granted to Dr. Gano on November 11, 2024, the date that was two business days following the filing of our first quarterly report on Form 10-Q following the effective date of the 2024 Gano Agreement.

Kevin C. Gorman, Ph.D. Prior to his retirement as CEO of the Company effective October 11, 2024, Dr. Gorman's employment contract provided that: (i) Dr. Gorman would serve as the Company's Executive Vice President and Chief Operating Officer commencing on August 1, 2007 at an initial annual salary of $400,000, subject to annual adjustment by the Board of Directors (subsequent to entering into this employment contract, Dr. Gorman became Chief Executive Officer and his annual base salary for 2024 was $993,300); (ii) the agreement would terminate upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Gorman would be eligible for a discretionary annual bonus as determined by the Board of Directors, based upon achieving certain performance criteria; and (iv) each year starting in 2007 and continuing for the term of the agreement, Dr. Gorman was eligible to receive equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Board of Directors. Dr. Gorman's employment contract terminated upon his retirement effective October 11, 2024.

Matthew C. Abernethy. On November 29, 2017, we entered into an employment agreement with Mr. Abernethy with respect to his employment, compensation and benefits as Chief Financial Officer. Mr. Abernethy's employment agreement provided: (i) for an initial annual base salary of $420,000 per year, which was his base salary for 2018, subject to future adjustments (Mr. Abernethy's annual base salary for 2024 was $684,824); (ii) that the agreement would terminate upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Mr. Abernethy would be eligible to receive an annual incentive bonus with an initial target bonus amount equal to 50% of his base pay earned for the applicable year; (iv) Mr. Abernethy would be eligible to receive equity awards with the number of shares, vesting terms, and exercise price as determined by the Compensation Committee; (v) for a one-time cash inducement advance in the amount of $180,000, which was deemed earned in 2020 as Mr. Abernethy completed two full years of employment with the Company; and (vi) for relocation benefits, including a one-time cash relocation advance in the amount of $140,000.

Eric Benevich. On May 26, 2015, we entered into an employment agreement with Mr. Benevich with respect to his employment, compensation and benefits as Chief Commercial Officer. Mr. Benevich's employment agreement provided: (i) for an initial annual base salary of $365,000 per year, which was his base salary for 2015, subject to future adjustments (Mr. Benevich's annual base salary for 2024 was $636,848); (ii) that the agreement would terminate upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Mr. Benevich would be eligible to receive an annual incentive bonus with an initial target bonus amount equal to 50% of his base pay earned for the applicable year; and (iv) Mr. Benevich would be eligible to receive equity awards with the number of shares, vesting terms, and exercise price as determined by the Compensation Committee.

Jude Onyia, Ph.D. On November 29, 2021, we entered into an employment agreement with Dr. Onyia with respect to his employment, compensation and benefits as Chief Scientific Officer. Dr. Onyia's employment agreement provided: (i) for an initial annual base salary of $575,000, subject to future adjustments (Dr. Onyia's annual base salary for 2024 was $676,545); (ii) that the agreement would terminate upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Onyia would be eligible to receive an annual incentive bonus with an initial target bonus amount equal to 50% of his base pay earned for the applicable year; (iv) Dr. Onyia would eligible to receive equity awards with the number of shares, vesting terms, and exercise price as set forth in the employment agreement and as be determined by the Compensation Committee; and (v) for a one-time cash inducement advance in the amount of $175,000, which was deemed earned in November 2023 when Dr. Onyia completed two full years of employment with the Company.

Eiry W. Roberts, M.D. On January 8, 2018, we entered into an employment agreement with Dr. Roberts with respect to her employment, compensation and benefits as Chief Medical Officer. Dr. Roberts' employment agreement provided: (i) for an initial annual salary of $520,000, subject to annual adjustment by the Board of Directors (Dr. Roberts' annual base salary for 2024 was $686,761); (ii) that the agreement would terminate upon death, disability, termination by the Company with or without cause, constructive termination or voluntary resignation; (iii) Dr. Roberts would be eligible to receive annual incentive bonus with an initial target bonus amount equal to 50% of her base pay earned for the applicable year; (iv) Dr. Roberts is eligible to receive equity awards with the number of shares, vesting terms, and exercise price as shall be determined by the Compensation Committee; (v) for a one-time cash inducement advance in the amount of $225,000, which was deemed earned in early 2021 when Dr. Roberts completed two full years of employment with the Company; and (vi) for relocation benefits, including a one-time cash relocation advance in the amount of $220,000.

The foregoing is only a brief description of certain terms of each of the employment agreements, does not purport to be complete, and is qualified in its entirety by reference to the full text of the employment agreements, copies of which are filed as exhibits to our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as appropriate.

Executive Severance Plan

On February 7, 2025, the Compensation Committee approved and adopted an Executive Severance Plan (the "Severance Plan"), pursuant to which executive officers are eligible to participate, including Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts (each, a "Covered Employee", and collectively, the "Covered Employees"). Pursuant to the Severance Plan, the Covered Employees are eligible to receive the severance benefits described below, contingent upon the respective Covered Employee's execution of a general release of claims in favor of the Company as further described in the Severance Plan. The severance benefits provided pursuant to the Severance Plan supersede any severance benefits to which the Covered Employees were previously entitled, including pursuant to their respective employment agreements.

The Severance Plan provides that, upon (a) a termination of a Covered Employee's employment without "cause" (as defined in the Severance Plan) and other than due to death or "disability" (as defined in the Severance Plan) or (b) the Covered Employee's "resignation for good reason" (as defined in the Severance Plan), in each case outside of the time period beginning with the date on which a "change in control" (as defined in the Severance Plan) occurs and ending 12 months following the change in control, or the "change in control determination period," the Covered Employee will be entitled to receive: (1) cash severance equal to the product of (x) the sum of (i) the Covered Employee's annual base salary and (ii) the Covered Employee's target annual incentive bonus for the year of termination, multiplied by (y) 1 (or 1.5 for Dr. Gano); (2) a cash payment equal to the Covered Employee's pro rata annual incentive bonus for the year of termination based on actual achievement of the applicable performance goals for such year; (3) payment of premiums for continued coverage under the Company's group health plans for up to 12 months (or 18 months for Dr. Gano); (4) accelerated vesting of the Covered Employee's outstanding time-vesting equity awards to the extent such awards were scheduled to vest under their terms based on the Covered Employee's continued service over the 12-month period (or 15-month period for Dr. Gano) following the date of termination; and (5) vesting of the Covered Employee's outstanding performance-vesting equity awards to the extent the Compensation Committee determines, in its sole discretion, that the applicable performance goals for such awards have been met as of the date of termination.

In addition, the Severance Plan provides that, upon (a) a termination of a Covered Employee's employment without "cause" and other than due to death or "disability" or (b) the Covered Employee's "resignation for good reason, in each case within the change in control determination period, the Covered Employee will be entitled to receive, in lieu of the benefits described above: (1) a cash payment equal to the product of (x) the sum of (i) the Covered Employee's annual base salary and (ii) the Covered Employee's target annual incentive bonus for the year of termination, multiplied by (y) 1.5 (or 2 for Dr. Gano); (2) a cash payment equal to the Covered Employee's pro rata target annual incentive bonus for the year of termination; (3) payment of premiums for continued coverage under the Company's group health plans for up to 18 months (or 24 months for Dr. Gano); and (4) full vesting acceleration of the Covered Employee's outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion.

The Severance Plan further provides that, upon the termination of a Covered Employee's employment due to his or her death or "disability" (as defined in the Severance Plan), the Covered Employee will be entitled to receive full vesting acceleration of the Covered Employee's outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion.

The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2024.

Amendment and Restatement of Employment Arrangements

In connection with the adoption of the Severance Plan, and upon the approval by the Compensation Committee, on February 7, 2025, we entered into amended and restated employment agreements (the Amended Employment Agreements) with each of our executive officers, including Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts. The Amended Employment Agreements amend and restate the employment agreements that we previously entered into with our executive officers. Provisions that were amended include, among other things:

- Each Amended Employment Agreement provides that the executive officer is eligible for severance benefits under the terms and conditions of the Severance Plan and that such benefits supersede the severance benefits set forth in his or her prior employment agreement.
- Pursuant to their respective Amended Employment Agreements, Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts will receive an annual base salary of $920,000, $725,913, $668,690, $720,520 and $731,400, respectively, and will continue to be eligible to receive an annual cash incentive bonus with a target bonus amount equal to 50% (or 100% for Dr. Gano) of his or her base pay earned for the applicable year.
- Each Amended Employment Agreement provides that compensation provided thereunder, under the Severance Plan, or otherwise awarded or paid to the executive officer in connection with his or her employment with the Company will be subject to recoupment in accordance with the following, as applicable: (i) the Neurocrine Biosciences, Inc. Policy for Recoupment of Incentive Compensation, as may be amended from time to time (covering incentive compensation that is received by a covered officer prior to October 2, 2023); (ii) the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy, as may be amended from time to time (covering incentive compensation that is received by a covered officer on or after October 2, 2023); (iii) any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law; and (iv) any other clawback policy that we adopt.

The foregoing is only a brief description of certain terms of the Amended Employment Agreements, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amended Employment Agreements, copies of which are filed as exhibits to the Annual Report on Form 10-K for the period ended December 31, 2024.

Outstanding Equity Awards at Fiscal Year-End. The following table sets forth the outstanding equity awards held by the NEOs as of December 31, 2024:

Outstanding Equity Awards Table

	Option Awards						Stock Awards			
Name	Award Grant and Commencement of Vesting Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kyle W. Gano, Ph.D.	2/3/2015	65,000	—	—	$32.99	2/3/2025 (2)	—	—	—	—
	2/5/2016	36,400	—	—	$35.99	2/5/2026 (2)	—	—	—	—
	2/6/2017	60,000	—	—	$43.24	2/6/2027 (2)	—	—	—	—
	2/5/2018	30,400	—	—	$81.49	2/5/2028 (2)	—	—	—	—
	2/7/2019	66,673	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	76,683	—	—	$102.90	2/6/2030 (2)	—	—	—	—
	2/8/2021	47,005	2,044	—	$117.63	2/8/2031 (2)	1,860	253,890	—	—
	1/31/2022	58,129	21,591	—	$79.02	1/31/2032 (2)	5,854	799,071	6,075 (4)	829,238
	2/13/2023	29,237	34,552	—	$103.52	2/13/2033 (2)	7,698	1,050,777	—	—
	5/19/2023	—	—	—	—		—	—	7,974 (5)	1,088,451
	2/13/2024	9,387	35,671	—	$133.84	2/13/2034 (2)	8,966	1,223,859	—	—
	3/18/2024	—	—	—	—		—	—	12,550 (6)	1,713,075
	11/1/2024	278	13,066	—	$122.21	11/1/2034 (2)	2,455	335,108	3,683 (6)	502,729
Kevin C. Gorman, Ph.D.	2/3/2015	146,105	—	—	$32.99	2/3/2025 (2)	—	—	—	—
	2/5/2016	106,322	—	—	$35.99	2/5/2026 (2)	—	—	—	—
	2/6/2017	205,088	—	—	$43.24	2/6/2027 (2)	—	—	—	—
	2/5/2018	104,200	—	—	$81.49	2/5/2028 (2)	—	—	—	—
	2/7/2019	133,345	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	145,698	—	—	$102.90	2/6/2030 (2)	—	—	—	—
	2/8/2021	109,119	4,744	—	$117.63	2/8/2031 (2)	4,318	589,407	—	—
	1/31/2022	102,119	37,930	—	$79.02	1/31/2032 (2)	10,283	1,403,630	26,576 (4)	3,627,624
	2/13/2023	61,259	72,397	—	$103.52	2/13/2033 (2)	16,130	2,201,745	—	—
	5/19/2023	—	—	—	—		—	—	50,979 (5)	6,958,634
	2/13/2024	23,468	89,176	—	$133.84	2/13/2034 (2)	22,415	3,059,648	—	—
	3/18/2024	—	—	—	—		—	—	28,686 (6)	3,915,639
Matthew C. Abernethy	2/7/2019	83,341	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	61,347	—	—	$102.90	2/6/2030 (2)	—	—	—	—
	2/8/2021	47,005	2,044	—	$117.63	2/8/2031 (2)	1,860	253,890	—	—
	1/31/2022	48,389	17,973	—	$79.02	1/31/2032 (2)	4,873	665,165	6,075 (4)	829,237
	2/13/2023	29,237	34,552	—	$103.52	2/13/2033 (2)	7,698	1,050,777	—	—
	5/19/2023	—	—	—	—		—	—	7,974 (5)	1,088,451
	2/13/2024	9,387	35,671		$133.84	2/13/2034 (2)	8,966	1,223,859	—	
	3/18/2024	—	—	—	—		—	—	10,040 (6)	1,370,460
Eric Benevich	2/5/2016	12,830	—	—	$35.99	2/5/2026 (2)	—	—	—	—
	2/6/2017	3,194	—	—	$43.24	2/6/2027 (2)	—	—	—	—
	2/5/2018	27,519	—	—	$81.49	2/5/2028 (2)	—	—	—	—
	2/7/2019	1,233	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	61,347	—	—	$102.90	2/6/2030 (2)	—	—	—	—
	2/8/2021	47,005	2,044	—	$117.63	2/8/2031 (2)	1,860	253,890	—	—
	1/31/2022	18,225	16,922	—	$79.02	1/31/2032 (2)	4,588	626,262	4,556 (4)	621,894
	2/13/2023	23,733	28,049	—	$103.52	2/13/2033 (2)	6,249	852,989	—	—
	5/19/2023		—	—	—		—	—	13,290 (5)	1,814,085
	2/13/2024	8,214	31,212	—	$133.84	2/13/2034 (2)	7,846	1,070,979	—	
	3/18/2024	—	—	—	—		—	—	12,550 (6)	1,713,075
Jude Onyia, Ph.D.	11/29/2021	92,630	27,539	—	$84.74	11/29/2031 (1)	4,426	604,149	—	—
	1/31/2022	4,713	1,751	—	$79.02	1/31/2032 (2)	476	64,974	9,112 (4)	1,243,788
	2/13/2023	30,956	36,585	—	$103.52	2/13/2033 (2)	8,151	1,112,612	—	—
	5/19/2023	—	—	—	—		—	—	15,948 (5)	2,176,902
	2/13/2024	11,264	42,805	—	$133.84	2/13/2034 (2)	10,760	1,468,740	—	—
	3/18/2024	—	—	—	—		—	—	7,172 (6)	978,978

Eiry W. Roberts, M.D	2/7/2019	39,440	—	—	$81.05	2/7/2029 (2)	—	—	—	—
	2/6/2020	52,707	—	—	$102.90	2/6/2030 (2)	—	—	—	—
	2/8/2021	47,005	2,044	—	$117.63	2/8/2031 (2)	1,860	253,890	—	—
	1/31/2022	40,846	20,424	—	$79.02	1/31/2032 (2)	5,538	755,937	9,112 (4)	1,243,788
	2/13/2023	24,077	28,455	—	$103.52	2/13/2033 (2)	6,340	865,410	—	—
	5/19/2023	—	—	—	—		—	—	13,290 (5)	1,814,085
	2/13/2024	4,694	17,835	—	$133.84	2/13/2034 (2)	4,483	611,930	—	—
	3/18/2024	—	—	—	—		—	—	7,172 (6)	978,978
	12/17/2024	—	27,770	—	$136.69	12/17/2034 (2)	5,487	748,976	—	—

(1) Vests monthly over four years, subject to an initial one-year "cliff."

(2) Vests monthly over four years.

(3) Vests annually over four years.

(4) Consists of PRSUs. Represents the target number of shares that may be earned under the PRSUs granted to NEOs in 2022 under the Company's 2020 Plan. The PRSUs will vest on the date, or dates, that the Compensation Committee determines achievement of two underlying performance metrics, each of which must occur by December 31, 2024. Such metrics relate to the advancement of certain clinical programs which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2022 and ending on December 31, 2024. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target and maximum levels specified.

(5) Consists of PRSUs. Represents the target number of shares that may be earned under the PRSUs granted to NEOs in 2023 under the Company's 2020 Plan. The PRSUs will vest on the date, or dates, that the Compensation Committee determines achievement of two underlying performance metrics, each of which must occur by December 31, 2025. Such metrics relate to regulatory milestones and the advancement of certain clinical programs which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2023 and ending on December 31, 2025. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target and maximum levels specified.

(6) Consists of PRSUs. Represents the target number of shares that may be earned under the PRSUs granted to NEOs in 2024 under the Company's 2020 Plan. The PRSUs will vest on the date, or dates, that the Compensation Committee determines achievement of two underlying performance metrics, each of which must occur by December 31, 2026. Such metrics relate to revenue diversification achievements and business development objectives which we believe will drive stockholder value within the 36-month performance period commencing on January 1, 2024 and ending on December 31, 2026. The actual number of units subject to the PRSUs will be determined based on the level of achievement of such metrics, with minimum, target and maximum levels specified.

Option Exercises and Stock Vested During the Year. The following table sets forth the options exercised and stock awards that vested during 2024 along with their respective values at December 31, 2024 for the NEOs:

Option Exercises and Stock Vested Table

	Option Awards (1)		Stock Awards (2)	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (3)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (4)**
Kyle W. Gano, Ph.D.	75,000	$8,390,944	10,389	$1,436,591
Kevin C. Gorman, Ph.D.	172,948	$19,521,374	20,605	$2,843,395
Matthew C. Abernethy	45,000	$3,081,819	9,292	$1,281,327
Eric Benevich	169,818	$11,495,943	8,667	$1,196,835
Jude Onyia, Ph.D.	—	—	7,380	$957,764
Eiry W. Roberts, M.D.	7,345	$323,687	8,867	$1,223,641

(1) Information relates to stock option exercises during 2024.

(2) Information relates to RSUs that vested during 2024.

(3) Calculated by multiplying the number of shares acquired upon exercise of stock options by the difference between the exercise price and the market price of the Company's common stock at the time of exercise.

(4) Calculated by multiplying the number of shares acquired upon vesting of RSUs by the average price of shares sold for purposes of satisfying federal and state income tax liabilities.

Potential Payments Upon Termination or Change-in-Control. The tables below set forth the potential severance benefits payable to the NEOs (excluding Dr. Gorman) in the event of a termination prior to or following a change in control, assuming such event occurred on December 31, 2024. As a result of Dr. Gorman's retirement in October 2024, Dr. Gorman ceased to be an employee of the Company and did not receive any severance payments under his employment agreement or otherwise as a result of his retirement. Dr. Gorman's employment agreement (and severance benefits thereunder) terminated as of October 11, 2024.

Potential Payment Upon Termination Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total
Kyle W. Gano, Ph.D.	$2,700,000	$900,000	$129,807	$4,483,036	$44,298	$8,257,141
Matthew C. Abernethy	$684,824	$342,412	$98,772	$2,790,620	$35,352	$3,951,980
Eric Benevich	$636,848	$318,424	$91,854	$2,508,611	$32,424	$3,588,161
Jude Onyia, Ph.D.	$676,545	$338,273	$81,315	$3,485,856	$32,868	$4,614,857
Eiry W. Roberts, M.D.	$686,761	$343,381	$99,051	$2,830,789	$41,808	$4,001,790

* Reflects a termination without cause or due to a constructive termination, or deemed termination, prior to a change in control.
(1) Based on salary as of December 31, 2024.
(2) Based on bonus targets established by the Board of Directors for 2024.
(3) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2024.
(4) The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs (but excluding unvested PRSUs) as of December 31, 2024 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 31, 2024 of $136.50.
(5) Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.

Potential Payment Upon Change-in-Control Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total (6)
Kyle W. Gano, Ph.D.	$3,600,000	$900,000	$129,807	$10,496,941	$59,064	$15,185,812
Matthew C. Abernethy	$1,027,236	$513,618	$98,772	$8,787,907	$53,028	$10,480,561
Eric Benevich	$955,272	$477,636	$91,854	$8,972,500	$48,636	$10,545,898
Jude Onyia, Ph.D.	$1,014,818	$507,409	$81,315	$10,496,643	$49,302	$12,149,487
Eiry W. Roberts, M.D.	$1,030,142	$515,071	$99,051	$9,471,422	$62,712	$11,178,398

* Reflects benefits to be provided upon a termination without cause, or due to a constructive termination, within a specified time following a change-in-control.
(1) Based on salary as of December 31, 2024.
(2) Based on bonus targets established by the Board of Directors for 2024.
(3) Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2024.
(4) The amounts in this column represent the intrinsic value of 'in-the money' unvested options, PRSUs, and RSUs as of December 31, 2024 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 31, 2024 of $136.50. See the discussion that follows these tables for a description of the applicable vesting provisions. Unvested PRSUs are presented assuming they are paid out at target.
(5) Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.
(6) The totals shown here do not take into account the application of any "best-after-tax" provision that may apply if an executive officer's payments would otherwise be subject to the excise tax provisions of Section 280G of the Internal Revenue Code.

Potential Payment Upon Termination by Disability Table*

Name	Salary (1)	Bonus (2)	Accrued Compensation (3)	Stock Awards (4)	Medical (5)	Total
Kyle W. Gano, Ph.D.	—	—	$129,807	$10,496,941	—	$10,626,748
Matthew C. Abernethy	$684,824	$342,412	$98,772	$2,790,620	$35,352	$3,951,980
Eric Benevich	$636,848	$318,424	$91,854	$2,508,611	$32,424	$3,588,161
Jude Onyia, Ph.D.	$676,545	$338,273	$81,315	$3,485,856	$32,868	$4,614,857
Eiry W. Roberts, M.D.	$686,761	$343,381	$99,051	$2,830,789	$41,808	$4,001,790

*   Reflects a termination due to disability.

(1)   Based on salary as of December 31, 2024.

(2)   Based on bonus targets established by the Board of Directors for 2024.

(3)   Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2024.

(4)   The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs (and PRSUs with respect to Dr. Gano) as of December 31, 2024 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 31, 2024 of $136.50. For Dr. Gano, unvested PRSUs are presented assuming they are paid out at target.

(5)   Medical is comprised primarily of health insurance premiums for the period specified in each executive officer's employment contract.

Potential Payment Upon Termination by Death Table*

Name	Bonus (1)	Accrued Compensation (2)	Stock Awards (3)	Total
Kyle W. Gano, Ph.D.	—	$129,807	$10,496,941	$10,626,748
Matthew C. Abernethy	$342,412	$98,772	$2,790,620	$3,231,804
Eric Benevich	$318,424	$91,854	$2,508,611	$2,918,889
Jude Onyia, Ph.D.	$338,273	$81,315	$3,485,856	$3,905,444
Eiry W. Roberts, M.D.	$343,381	$99,051	$2,830,789	$3,273,221

*   Reflects a termination due to death.

(1)   Based on bonus targets established by the Board of Directors for 2024.

(2)   Accrued compensation is comprised of vacation pay earned and unpaid as of December 31, 2024.

(3)   The amounts in this column represent the intrinsic value of 'in-the money' unvested options and RSUs (and PRSUs with respect to Dr. Gano) as of December 31, 2024 that would vest in accordance with the executive officers' employment agreements. Values were derived using the closing price of the Company's common stock on December 31, 2024 of $136.50. For Dr. Gano, unvested PRSUs are presented assuming they are paid out at target.

As discussed above under the heading "Executive Severance Plan", on February 7, 2025, the Compensation Committee approved and adopted the Severance Plan, pursuant to which executive officers now participate, including our NEOs. The following is a description of the arrangements in effect during fiscal year 2024 within each NEO's employment agreement that would have entitled them to potential payments upon a termination without cause or resignation due to a constructive termination or, in the case of Dr. Gano, "resignation for good reason" (including following a change-in-control), or upon disability or death. For our NEOs, resignation due to constructive termination (or resignation for good reason, with respect to Dr. Gano) may include an executive's resignation following one or more of the following material adverse changes in the nature of such executive's employment, as specified in their employment agreement, which is not cured following notification of:

- a significant reduction in the executive or the executive supervisor's duties or responsibilities,
- a material reduction in base salary,
- material relocation, or
- material breach of the executive's employment agreement.

Dr. Gano. Pursuant of the terms of his amended and restated employment agreement in effect as of December 31, 2024, Dr. Gano was entitled to certain severance benefits upon his "involuntary termination". Upon (a) a termination of Dr. Gano's employment without "cause" (as defined in the 2024 Gano Agreement) and other than due to death or "disability" (as defined in the 2024 Gano Agreement) or (b) Dr. Gano's "resignation for good reason" (as defined in the 2024 Gano Agreement), in each case outside of the time period beginning with the date on which a "change in control" (as defined in the 2024 Gano Agreement) occurs and ending 12 months following the change in control, or the "change in control determination period," Dr. Gano would be entitled to receive: (1) cash severance equal to the product of (x) the sum of (i) Dr. Gano's annual base salary and (ii) Dr. Gano's target annual incentive bonus for the year of termination, multiplied by (y) 1.5; (2) a cash payment equal to Dr. Gano's pro rata annual incentive bonus for the year of termination based on actual achievement of the applicable performance goals for such year; (3) payment of premiums for continued coverage under the Company's group health plans for up to 18 months; (4) accelerated vesting of Dr. Gano's outstanding time-vesting equity awards to the extent such awards were scheduled to vest under their terms based on Dr. Gano's continued service over the 15-month period following the date of termination; and (5) vesting of Dr. Gano's outstanding performance-vesting equity awards to the extent the Compensation Committee determines, in its sole discretion, that the applicable performance goals for such awards have been met as of the date of termination. Upon (a) a termination of Dr. Gano's employment without "cause" and other than due to death or "disability" or (b) Dr. Gano's "resignation for good reason," in each case within the change in control determination period, Dr. Gano would be entitled to receive: (1) a cash payment equal to the product of (x) the sum of (i) Dr. Gano's annual base salary and (ii) Dr. Gano's target annual incentive bonus for the year of termination, multiplied by (y) 2; (2) a cash payment equal to Dr. Gano's pro rata target annual incentive bonus for the year of termination; (3) payment of premiums for continued coverage under the Company's group health plans for up to 24 months; and (4) full vesting acceleration of Dr. Gano's outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion. Upon the termination of Dr. Gano's employment due to his death or "disability" (as defined in the 2024 Gano Agreement), Dr. Gano would be entitled to receive full vesting acceleration of his outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion. If any severance payment or benefit received from the Company by Dr. Gano would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments or benefits would be reduced to either (1) the largest portion of the payment that would result in no portion of the payment being subject to such excise tax or (y) the largest portion, up to and including the total, of the payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the excise tax, results in Dr. Gano's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the payment may be subject to such excise tax.

Dr. Gorman. Dr. Gorman retired as CEO effective October 11, 2024. Accordingly, as of December 31, 2024, Dr. Gorman is no longer entitled to receive any severance or other benefits pursuant to the terms of his prior employment agreement. The Compensation Committee did utilize its discretion to award Dr. Gorman a bonus payout amount equal to 100% of his annualized base salary for 2024 multiplied by corporate goal achievement at 115%, in recognition of his strong leadership as CEO through the first three quarters of 2024 and his efforts in facilitating a successful CEO transition. Dr. Gorman continues to serve as a member of our Board of Directors and his service as a Director is recognized as "continuous service" under the Company's equity incentive plans, such that Dr. Gorman's outstanding equity awards continue to vest in accordance with their terms. Additionally, certain of Dr. Gorman's previously granted stock options provide for full vesting upon the date Dr. Gorman's continuous service terminates as result of his retirement. Pursuant to the terms of the applicable stock option agreements, "retirement" means a termination of continuous service upon or after an employee has reached age 60 with at least five years of continuous service, provided that the employee complies with any other requirements in the Company's then-current policy regarding retirement.

Mr. Abernethy. Pursuant of the terms of his employment agreement in effect as of December 31, 2024, Mr. Abernethy was entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Mr. Abernethy was entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Mr. Abernethy after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Mr. Abernethy would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Mr. Abernethy if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Mr. Abernethy was entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Abernethy in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Mr. Abernethy's death, his beneficiaries or estate, would have been entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Abernethy in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Mr. Benevich. Pursuant of the terms of his employment agreement in effect as of December 31, 2024, Mr. Benevich was entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Mr. Benevich was entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Mr. Benevich after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Mr. Benevich would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Mr. Benevich if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Mr. Benevich was entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Benevich in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Mr. Benevich's death, his beneficiaries or estate, would have been entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Mr. Benevich in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Dr. Onyia. Pursuant of the terms of his employment agreement in effect as of December 31, 2024, Dr. Onyia was entitled to 1.0 times the amount of his annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates his employment without cause, or he resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Onyia was entitled to 1.5 times the amount of his annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Dr. Onyia after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Dr. Onyia would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Dr. Onyia if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Dr. Onyia is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Onyia in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Dr. Onyia's death, his beneficiaries or estate, would have been entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to his target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Onyia in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

Dr. Roberts. Pursuant of the terms of her employment agreement in effect as of December 31, 2024, Dr. Roberts was entitled to 1.0 times the amount of her annual base salary and target annual bonus to be paid equally over 12 months, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination in the event that the Company terminates her employment without cause, or she resigns due to a constructive termination. In the event of such termination within six months after the consummation of a change in control, Dr. Roberts was entitled to 1.5 times the amount of her annual base salary and annual target bonus to be paid in one lump sum, a cash amount equal to the value of all unvested stock awards and all vested and outstanding stock awards, and payment of COBRA benefits to continue then-current coverage for a period of 18 months following termination; provided, however, in the event such payment to Dr. Roberts after a change in control is subject to a "best-after-tax" provision. The best-after-tax provision provides that if the change in control payment due to Dr. Roberts would be subject to the excise tax provisions of Section 280G of the Internal Revenue Code, the Company may reduce the change in control payments to Dr. Roberts if, after all applicable taxes, the final payments would be larger than if the change in control payments were not reduced and therefor subject to an excise tax. In the event of termination due to disability, Dr. Roberts is entitled to 12 months of base salary paid semi-monthly over 12 months, a lump sum amount equal to her target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Roberts in the fiscal year and the denominator of which is 12, an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, and payment of COBRA benefits to continue then-current coverage for a period of 12 months following termination. In the event of a termination due to Dr. Roberts's death, her beneficiaries or estate, would have been entitled to an acceleration of unvested shares that would have vested over the 12 continuous months after the date of termination, a lump sum amount equal to her target annual bonus multiplied by a fraction the numerator of which is the number of full months of employment by Dr. Roberts in the fiscal year and the denominator of which is 12 and any accrued and unpaid compensation on the date of termination.

CEO PAY RATIO

Under SEC rules, we are required to calculate and disclose the annual total compensation of our median employee, as well as the ratio of the annual total compensation of our median employee as compared to the annual total compensation of our CEO, Dr. Gano, who was CEO at the time we identified our median employee (the "CEO Pay Ratio"). To identify our median employee, we used the following methodology:

- To determine our total population of employees, we included all full-time and part-time employees as of December 31, 2024.

- To identify our median employee from our employee population, we calculated the aggregate amount of each employee's 2024 base salary (using a reasonable estimate of the hours worked and overtime actually paid during 2024 for hourly employees and actual salary paid for our remaining employees) and bonuses attributable to 2024 performance and the grant date fair value of equity awards granted in fiscal 2024 using the same methodology we use for estimating the value of the equity awards granted to our NEOs and reported in our Summary Compensation Table.

- In making this determination, we annualized the base salary and target bonus compensation of employees who were employed by us for less than the entire fiscal year.

After identifying our median employee, we then calculated compensation for such median employee using the same methodology used to calculate compensation for our NEOs as reported in the 2024 Summary Compensation Table. For 2024, the median of the annual total compensation of our employees (other than our CEO) was $265,089.

Neurocrine had two individuals serve as CEO during 2024. For purposes of calculating the CEO Pay Ratio, we annualized the salary and bonus of our current CEO, Dr. Gano, who began serving in the role in October 2024, and we included all other components of his compensation in the same amounts as disclosed in the Summary Compensation Table. Dr. Gano's annualized base salary was $900,000 (representing his 2024 base salary as CEO), and his annualized bonus was $1,035,000 (representing the value of Dr. Gano's 2024 bonus assuming his 2024 target bonus opportunity and 2024 base salary as CEO and applying his actual 2024 bonus payout percentage of 115% of target). Accordingly, Dr. Gano's total compensation for the purposes of this calculation was $9,235,299. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was approximately 35 to 1.

The CEO Pay Ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance. SEC rules and guidance provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as explained by the SEC when it adopted these rules, in considering the pay ratio disclosure, stockholders should keep in mind that the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay ratio disclosures. Neither the Compensation Committee nor our management used our CEO Pay Ratio measure in making compensation decisions.

In addition to the information above, in order to reflect our employee compensation practices, we have also calculated the annual base salary of our median employee while taking only annual base salary into account, as well as the ratio of the base salary of our CEO as compared to the annual base salary of such median employee. In calculating the annual base salary of our median employee, we used the applicable methodology listed above. For fiscal 2024, the median of the annual base salary of our employees (other than Dr. Gano) was $170,000, and the annualized base salary of our CEO, effective as of October 11, 2024, was $900,000. Based on this information, the ratio of the annualized base salary of our CEO to the median of the annual base salary of all employees (other than the CEO) was approximately 5 to 1. Neither the Compensation Committee nor our management used this ratio to make compensation decisions.

ITEM 402(v) PAY VERSUS PERFORMANCE

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay and the Compensation Committee does not utilize CAP (as defined below) as the basis for making compensation decisions. For additional information about our pay-for-performance philosophy and how we align executive compensation with Company performance, refer to the Compensation Discussion and Analysis.

Required Tabular Disclosure of Pay Versus Performance

The following table reports the compensation of our current and former Principal Executive Officer ("PEO") or CEO and the average compensation of the other non-PEO named executive officers ("Non-PEO NEOs") as reported in the Summary Compensation Table ("SCT") for the past five fiscal years, as well as Compensation Actually Paid ("CAP") as calculated under new SEC Pay-Versus-Performance ("PVP") disclosure requirements and certain performance measures required by the rules. The disclosure covers the five most-recent fiscal years.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for Former PEO ($)(1)	Compensation Actually Paid to Former PEO ($)(2)	Summary Compensation Table Total for Current PEO ($)(3)	Compensation Actually Paid to Current PEO ($)(4)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(5)	Average Compensation Actually Paid to Non-PEO NEOs ($)(6)	Total Shareholder Return ($)(7)	Peer Group Total Shareholder Return ($)(7)	GAAP Net Income (millions) ($)(8)	Net Product Sales (millions) ($)(9)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	$16,018,637	$16,741,241	$8,535,422	$7,083,275	$6,675,384	$6,488,850	$126.99	$118.20	$341.3	$2,330.6
2023	$15,750,812	$12,335,515	—	—	$6,286,290	$5,262,182	$122.58	$118.87	$249.7	$1,860.6
2022	$11,902,527	$21,886,517	—	—	$5,200,614	$11,398,982	$111.46	$111.66	$154.5	$1,440.9
2021	$14,081,412	$4,496,176	—	—	$6,429,791	$3,012,565	$79.48	$125.33	$89.6	$1,090.1
2020	$13,880,632	$8,176,596	—	—	$6,522,476	$4,030,852	$89.45	$126.13	$407.3	$994.1

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Kevin C. Gorman, Ph.D. (Former PEO) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in column (c) represent the amount of CAP for Dr. Gorman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Gorman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Dr. Gorman's total reported compensation for 2024 to determine the CAP:

	2024
Total Compensation for Covered Fiscal Year ("FY") from Summary Compensation Table	$ 16,018,637
Deduct: Amounts Reported in "Stock Awards" & "Option Awards" Columns	13,999,837
Add: Year End Fair Value of Equity Awards Granted During the Covered FY that Remain Outstanding and Unvested as of Last Day of the Covered FY	8,140,851
Add: Change in Fair Value from the end of the Prior FY to the end of the Covered FY	5,193,013
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered FY	1,367,672
Add: Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior FY that Vested in the Covered FY	20,905
Add: Fair Value at the End of the Prior FY of Equity Awards that Failed to Meet Vesting Conditions in the Covered FY	—
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid (as defined by SEC rule)	$ 16,741,241

(3) The dollar amounts reported in column (d) are the amounts of total compensation reported for Kyle W. Gano, Ph.D. (Current PEO) for each corresponding year in the "Total" column of the Summary Compensation Table. Dr. Gano, formerly Neurocrine Biosciences' Chief Business Development and Strategy Officer, succeeded Dr. Gorman as the Company's CEO, effective October 11, 2024.

(4) The dollar amounts reported in column (e) represent the amount of CAP for Dr. Gano, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Gano during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Dr. Gano's total reported compensation for 2024 to determine the CAP:

	2024
Total Compensation for Covered Fiscal Year ("FY") from Summary Compensation Table	$ 8,535,422
Deduct: Amounts Reported in "Stock Awards" & "Option Awards" Columns	7,250,076
Add: Year End Fair Value of Equity Awards Granted During the Covered FY that Remain Outstanding and Unvested as of Last Day of the Covered FY	4,402,908
Add: Change in Fair Value from the end of the Prior FY to the end of the Covered FY	814,206
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered FY	563,101
Add: Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior FY that Vested in the Covered FY	17,714
Add: Fair Value at the End of the Prior FY of Equity Awards that Failed to Meet Vesting Conditions in the Covered FY	—
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid (as defined by SEC rule)	$ 7,083,275

(5) The dollar amounts reported in column (f) represent the average of the amounts reported for the Company's Non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Matthew C. Abernethy, Eric Benevich, Jude Onyia, Ph.D., and Eiry W. Roberts, M.D.; (ii) for 2023, Matthew C. Abernethy, Kyle W. Gano, Ph.D., Darin M. Lippoldt, and Eiry W. Roberts, M.D.; (iii) for 2022, Matthew C. Abernethy, Eric Benevich, Jude Onyia, Ph.D., and Eiry W. Roberts, M.D.; (iv) for 2021, Matthew C. Abernethy, Eric Benevich, Kyle W. Gano, Ph.D., and Eiry W. Roberts, M.D; and (v) for 2020, Matthew C. Abernethy, Eric Benevich, Kyle W. Gano, Ph.D., and Eiry W. Roberts, M.D.

(6) The dollar amounts reported in column (g) represent the average amount of CAP to the Non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the PEO(s)) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total reported compensation for the Non-PEO NEOs for each year to determine the CAP, using the same methodology described above in Notes 2 and 4:

	2024
Total Compensation for Covered FY from Summary Compensation Table	$ 6,675,384
Deduct: Amounts Reported in "Stock Awards" & "Option Awards" Columns	5,487,510
Add: Year End Fair Value of Equity Awards Granted During the Covered FY that Remain Outstanding and Unvested as of Last Day of the Covered FY	3,534,335
Add: Change in Fair Value from the end of the Prior FY to the end of the Covered FY	1,286,100
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered FY	488,933
Add: Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior FY that Vested in the Covered FY	(8,392)
Add: Fair Value at the End of the Prior FY of Equity Awards that Failed to Meet Vesting Conditions in the Covered FY	—
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid (as defined by SEC rule)	$ 6,488,850

(7) The dollar amounts reflect the cumulative Total Shareholder Return (TSR) of our common stock (column (h)) and the Peer Group (column (i)) for the measurement periods beginning on December 31, 2019 and ending on December 31 of each of 2024, 2023, 2022 and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K. "Peer Group" represents the NASDAQ Biotechnology Index, which the Company has identified as its peer group for purposes of Item 402(v) and which is used by the Company for purposes of compliance with Item 201(e) of Regulation S-K.

(8) The dollar amounts reported in column (j) represent net income reflected in the Company's audited financial statements for the applicable fiscal year.

(9) As required by Item 402(v) of Regulation S-K, we have determined that Net Product Sales is the Company-Selected Measure. Dollar amounts reported for INGREZZA net product sales, which represent nearly all of the Company's total net product sales, are reflected in the Company's audited financial statements for the applicable fiscal year.

The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the unvested options used an estimated term between 1.44 years and 6.76 years in fiscal 2024, as compared to an estimated term of 6.0 to 6.5 years used to calculate the grant date fair value of such awards, and (ii) the PRSUs assumed payout multipliers at current expectations, which range from 0% to 150% across different grant years and metrics, in each case as compared to the grant date fair value calculations which assumed a payout at target.

Required Tabular Disclosure of Most Important Performance Measures

The most important financial performance measures used by the company to link CAP to the company's NEOs for the most recently completed fiscal year to the company's performance are set forth below. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis".

- Net Product Sales
- Non-GAAP Net Income
- Pipeline Progression
- Regulatory Advancement

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company total shareholder return and that of the Peer Group. As noted above, CAP for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable fiscal years.

Compensation Actually Paid versus TSR Performance



- Current PEO Compensation Actually Paid
- Former PEO Compensation Actually Paid
- Average Non-PEO NEOs Compensation Actually Paid
- Total Shareholder Return
- Peer Group Total Shareholder Return

Compensation Actually Paid versus Net Income



- Current PEO Compensation Actually Paid
- Former PEO Compensation Actually Paid
- Average Non-PEO NEOs Compensation Actually Paid
- Net Income

Compensation Actually Paid versus Net Product Sales



All information provided above under the "Item 402(v) Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

The Compensation Committee has a practice of generally granting stock options on a predetermined grant date, or in some cases on regularly scheduled Compensation Committee meetings when they determine appropriate. Annual equity awards, including stock options, are typically granted shortly following the Company's release of the financial results for the prior fiscal year through the filing of a Current Report on Form 8-K and accompanying earnings release and earnings call. However, the grant date for PRSUs may be delayed pending final determination of all performance terms necessary to constitute an effective grant under financial accounting rules. Additionally, our Compensation Committee generally approves the granting of equity awards, including stock options, in connection with the commencement of employment or promotion of our NEOs, and from time to time as otherwise determined appropriate by our Compensation Committee. Our eligible non-employee directors receive automatic grants of initial and annual RSUs and/or stock options at the time of a director's initial appointment or election to the Board of Directors and as of the date of each annual meeting of our stockholders, in accordance with our director compensation policy as further described under the section entitled "Director Compensation Summary" below. The Company does not otherwise maintain any written policies on the timing of awards of stock options, stock appreciation rights, or similar instruments with option-like features or other equity awards.

The Company does not grant equity awards in anticipation of the release of material nonpublic information ("MNPI") and we do not time the release of MNPI based on equity award grant dates or for the purposes of affecting the value of executive compensation.

DIRECTORS COMPENSATION SUMMARY

Non-Employee Director Compensation Philosophy

Our non-employee director compensation philosophy is based on the following guiding principles:

- Aligning the long-term interests of stockholders and directors; and
- Compensating directors appropriately and adequately for their time, effort and experience.

The elements of director compensation consist of annual cash retainers and equity awards, as well as customary and usual expense reimbursement in attending Board or committee meetings. In an effort to align the long-term interests of our stockholders and non-employee directors, the mix of cash and equity compensation has historically been, and is currently, weighted more heavily to equity.

The Board and the Company's stockholders have approved certain annual limits on compensation to be paid to the Company's non-employee directors. Our 2020 Plan provides that the aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to any period commencing on the date of the annual stockholders meeting for a particular year and ending on the date of the annual stockholders meeting for the next subsequent year (such period, the "annual period"), including awards granted under our 2020 Plan and cash fees paid to such non-employee director, will not exceed $1,250,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $2,000,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $3,250,000 in total value).

In March 2025, the Board approved lowering these annual limits on compensation to be paid to the Company's non-employee directors in connection with the adoption of the 2025 Plan. The 2025 Plan proposed for approval in Proposal Three of this Proxy Statement provides that the aggregate value of all compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period, including awards granted under our 2025 Plan and cash fees paid to such non-employee director, will not exceed $750,000 in total value. In addition, the aggregate value of any equity award(s) granted by us to any individual for service as a non-employee director upon or in connection with his or her initial election or appointment to the Board of Directors will not exceed $1,500,000 in total value (such that the aggregate compensation granted or paid by us to any individual for service as a non-employee director with respect to an annual period in which such individual is first appointed or elected to the Board of Directors will not exceed $2,250,000 in total value). For purposes of these limitations, the value of any equity awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

Our Compensation Committee regularly assesses, on at least an annual basis, our non-employee director compensation program in consultation with its independent compensation consultant, who provides analysis and input on recent developments, prevailing market practices, and recommends any changes to the program to our Board, who ultimately approves non-employee director compensation.

The fiscal 2024 compensation for the Company's non-employee directors was recommended by the Compensation Committee to the Board following the review of a report from FW Cook, its independent compensation consultant, which contained an analysis of prevailing market practices regarding levels and types of non-employee director compensation, including the non-employee director compensation practices of our peer group, which is described in the "Compensation Discussion and Analysis" section of this Proxy Statement, and a comparative assessment of our non-employee director compensation to such peers and market practices.

In formulating its recommendations to the Board for fiscal 2024, the Compensation Committee did not engage in benchmarking or targeting compensation to a specific level of the peer group data provided by FW Cook, but rather used the peer data as a reference point in making non-employee director compensation recommendations. For 2024, the Compensation Committee determined that each non-employee director may elect to receive the full value of his or her annual award in the form of (i) restricted stock units, (ii) nonstatutory stock options, or (iii) 50% restricted stock units and 50% nonstatutory stock options. It is the Compensation Committee's view that offering both stock options and restricted stock units provides a total compensation package that enables us to retain and attract highly skilled and qualified non-employee directors. Ultimately, the Board set fiscal 2024 non-employee director compensation in the forms and amounts it determined to be appropriate using its professional experience and judgment, after careful review of the FW Cook analysis and the Compensation Committee's recommendations. Our director compensation for fiscal 2024 is described below.

Non-Employee Director Compensation for 2024

For fiscal 2024, directors who are not employees of the Company earned a $60,000 annual cash retainer. The Company provided the Chair of the Board, William H. Rastetter, an additional $35,000, making his total annual cash retainer $95,000. In addition to the cash compensation set forth above, the Chair of the Audit Committee earned an additional $25,000 annual cash retainer, the Chair of the Compensation Committee earned an additional $20,000 annual cash retainer, the Chair of the Nominating / Corporate Governance Committee earned an additional $18,000 annual cash retainer, and the Chair of the Science and Medical Technology Committee earned an additional $20,000 annual cash retainer. Each other director who was a member of the Audit Committee, the Compensation Committee, the Nominating / Corporate Governance Committee, or the Science and Medical Technology Committee earned an additional annual cash retainer of $12,000, $12,000, $9,000, and $10,000, respectively, for each Committee on which she or he served. Non-employee directors are also reimbursed for expenses incurred in connection with performing their duties as directors of the Company.

For fiscal 2024, the Board maintained the existing director annual equity award levels and on the date of the 2024 Annual Meeting of Stockholders, each continuing non-employee director received an annual equity award with an approximate grant date value of $400,000. Each non-employee director had the ability to elect to receive the full value of his or her annual award in the form of (i) restricted stock units, (ii) nonstatutory stock options, or (iii) 50% restricted stock units and 50% nonstatutory stock options. The restricted stock units granted to non-employee directors vest in full on the one-year anniversary of the date of grant. The options granted to non-employee directors have exercise prices equal to the closing price of the Company's common stock on the date of the grant, are subject to a ten-year term, and vest in full on the one-year anniversary of the date of grant. Additionally, newly-appointed members of our Board of Directors received an initial equity award with an approximate grant value of $800,000 on their date of appointment. This initial equity award is comprised 100% of nonstatutory stock options, vests monthly over three years, and has a ten-year term.

The following table sets forth the compensation earned for the fiscal year ended December 31, 2024 by the directors of the Company named below:

Director Compensation Table

Name (1)	Fees Earned or Paid in Cash (2)	Option Awards (3)	Stock Awards (4)	Total
William H. Rastetter, Ph.D. (5)	$101,250	—	$400,025	$501,275
Gary A. Lyons (6)	$70,000	$200,003	$200,082	$470,085
Johanna Mercier (7)	$69,000	$200,003	$200,082	$469,085
George J. Morrow (8)	$81,000	—	$400,025	$481,025
Leslie V. Norwalk (9)	$78,000	$200,003	$200,082	$478,085
Christine A. Poon (10)	$81,541	$200,003	200,082	$481,626
Richard F. Pops (11)	$89,069	—	$400,025	$489,094
Shalini Sharp (12)	$99,000	$200,003	$200,082	$499,085
Stephen A. Sherwin, M.D. (13)	$94,140	—	$400,025	$494,165

(1) As discussed above in the Compensation Discussion and Analysis, Dr. Gano succeeded Dr. Gorman in the CEO role and also joined the Company's Board of Directors effective October 11, 2024. Additionally, Dr. Gorman continues to serve as a Director. As compensation information for Drs. Gano and Gorman is included within the Summary Compensation Table above, these amounts are not separately provided in the Director Summary Compensation Table. Dr. Gano did not receive any compensation for his service on the Board of Directors. Dr. Gorman became eligible for, and started receiving compensation for, his service on the Board of Directors under our non-employee director compensation policy, effective as of October 12, 2024 when he ceased employment with us.

(2) Amounts in this column reflect compensation earned in 2024.

(3) The amounts shown represent the full grant date fair value of option awards granted in 2024 as determined pursuant to ASC 718. The assumptions used to calculate the value of such awards are set forth under Note 7 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. All option awards were granted on the date of our 2024 annual meeting of stockholders; the grant date fair values of all option awards are based on a per share Black-Scholes value of $67.07.

(4) The amounts shown represent the full grant date fair value of RSU awards granted in 2024 as determined pursuant to ASC 718.

(5) As of December 31, 2024, Dr. Rastetter had outstanding options to purchase 127,154 shares of common stock and 2,869 outstanding RSUs.

(6) As of December 31, 2024, Mr. Lyons had outstanding options to purchase 84,347 shares of common stock and 1,435 outstanding RSUs.

(7) As of December 31, 2024, Ms. Mercier had outstanding options to purchase 43,009 shares of common stock and 1,435 outstanding RSUs.

(8) As of December 31, 2024, Mr. Morrow had outstanding options to purchase 77,075 shares of common stock and 2,869 outstanding RSUs.

(9) As of December 31, 2024, Ms. Norwalk had outstanding options to purchase 38,847 shares of common stock and 1,435 outstanding RSUs.

(10) As of December 31, 2024, Ms. Poon had outstanding options to purchase 19,357 shares of common stock and 1,435 outstanding RSUs..

(11) As of December 31, 2024, Mr. Pops had outstanding options to purchase 77,075 shares of common stock and 2,869 outstanding RSUs.

(12) As of December 31, 2024, Ms. Sharp had outstanding options to purchase 40,829 shares of common stock and 1,435 outstanding RSUs.

(13) As of December 31, 2024, Dr. Sherwin had outstanding options to purchase 62,075 shares of common stock and 2,869 outstanding RSUs.

Non-Employee Director Compensation for 2025

In 2025, upon the recommendation of the Compensation Committee and based on a review of our peer group companies and analysis performed by FW Cook, the Board increased the annual retainer for the non-executive Board Chair by $5,000 to a total of $40,000 annually. The Board maintained all equity compensation and all other annual cash retainers for non-employee directors at the 2024 levels.

Non-Employee Director Equity Ownership Guidelines

The Board of Directors has adopted equity ownership guidelines for our non-employee directors, which are designed to further align the interests of the non-employee directors with those of our stockholders by ensuring that our non-employee directors have a significant financial stake in the Company's long-term success. The equity ownership guidelines establish a minimum equity ownership equal to three times the cash retainer paid to the non-employee director, with such values determined based on the value of our common stock owned by such persons as of certain measurement dates. All shares directly or beneficially owned by the non-employee director, including the net exercisable value of outstanding vested stock options (where the market price of our common stock exceeds the strike price of such option) are included in determining the value of equity owned under our equity ownership guidelines. New non-employee directors are granted a five-year period to reach the equity ownership requirements set forth in the guidelines and are expected to make annual progress toward the equity ownership requirements during this five-year period. When a non-employee director does not meet the equity ownership requirements set forth in the guidelines, he/she is restricted from selling any held shares until such requirements are met. Additionally, should non-employee director who does not meet the equity ownership requirements choose to exercise a stock option or vest in any RSUs, he or she is required to retain all shares acquired through those transactions, aside from any shares necessary to fulfill such transaction related tax obligations, until full compliance with the equity ownership guidelines is attained.

Annual compliance with the equity ownership guidelines is assessed each year. As of March 24, 2025, each of our non-employee directors was in compliance with the equity ownership guidelines.

Additional Information

Executive officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among any of the directors, executive officers or key employees of the Company. None of our directors or executive officers has been involved in any of the legal proceedings specified in Item 401(f) of Regulation S-K in the past 10 years.

RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with the Company's Audit Committee Charter, the Company's Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. In connection with its review, approval or ratification of related person transactions, the Company's Audit Committee takes into account all relevant available facts and circumstances in determining whether such transaction is in the best interests of the Company and its stockholders. Any transaction that would disqualify a director from meeting the "independent director" standard as defined under the Nasdaq Stock Market rules requires review by the Company's Audit Committee prior to entering into such transaction. For all other related person transactions, the Company reviews all agreements and payments for related person transactions and based on this review, a report is made to the Company's Audit Committee quarterly disclosing all related person transactions during that quarter, if any. All related person transactions shall be disclosed in the Company's applicable filings with the SEC as required under SEC rules.

There were no related person transactions during fiscal 2024.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the Board of Directors may recommend.

ADDITIONAL INFORMATION

"Householding" of Proxy Materials. The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company, as well as certain brokers, household proxy materials, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of proxy materials, please notify your broker if your shares are held in a brokerage account or us if you

hold registered shares. If you hold registered shares, you may direct your written request to the Company's Corporate Secretary at 6027 Edgewood Bend Court, San Diego, California 92130, or contact the Company's Corporate Secretary at 858-617-7600.

Advance Notice Procedures. To be considered for inclusion in next year's proxy materials, a stockholder must submit his, her or its proposal or director nomination in writing by December 10, 2025 which is the date that is 120 days prior to the first anniversary of the mailing date of this Proxy Statement, to the Company's Corporate Secretary at 6027 Edgewood Bend Court, San Diego, California 92130. Any proposal must comply with the requirements as to form and substance established by the SEC for such proposal to be included in our Proxy Statement. Stockholders are also advised to review our bylaws, which contain additional requirements for advance notice of stockholder proposals and director nominations.

In addition, our bylaws contain "proxy access" provisions that permit a stockholder or group of stockholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the stockholder ownership, notice and other requirements set forth in our bylaws are satisfied. To be timely for our 2026 Annual Meeting of Stockholders, the required notice under the proxy access provisions of our bylaws must be received by the Company's Corporate Secretary at 6027 Edgewood Bend Court, San Diego, California 92130 not earlier than November 10, 2025 and not later than the close of business on December 10, 2025. However, if our 2026 Annual Meeting of Stockholders is held more than 30 days prior to or more than 60 days after the anniversary of the Annual Meeting, then notice under the proxy access provisions must be received no earlier than the close of business on the 150th day prior to the 2026 Annual Meeting of Stockholders and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting contain "forward-looking statements" as defined under federal securities laws. Many of these statements can be identified by the use of terminology such as "believes," "expects," "intends," "anticipates," "plans," "may," "will," "projects," "continues," "estimates," "potential," "opportunity" or the negative versions of these terms and other similar expressions. These forward-looking statements may be found in the sections of this Proxy Statement titled "Proxy Summary," "Compensation Discussion and Analysis," and other sections of this Proxy Statement. These forward-looking statements are based on our current expectations and assumptions, and are subject to risks and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 10, 2025 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may make in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Neurocrine Biosciences, Inc.
2025 Equity Incentive Plan

Adopted by the Compensation Committee: March 14, 2025
Approved by the Stockholders: _____, 2025

1.   **General.**

        (a)   **Relationship to Prior Plans.** The Plan is the successor to the 2020 Plan. As of the Effective Date: (i) no additional awards may be granted under the 2020 Plan; and (ii) all Prior Plan Awards will remain subject to the terms of the applicable Prior Plan (except that any Prior Plans' Returning Shares will become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

        (b)   **Plan Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

        (c)   **Available Awards.** The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

        (d)   **Adoption Date.** The Plan will come into existence on the Adoption Date. No Award may be granted under the Plan prior to the Adoption Date. Any Award granted prior to the Effective Date is contingent upon timely receipt of stockholder approval to the extent required under applicable tax, securities and regulatory rules, and satisfaction of any other compliance requirements.

2.   **Shares Subject to the Plan.**

        (a)   **Share Reserve.**

                (i)   Subject to Section 2(a)(iii), any adjustment in accordance with Section 2(b), and any adjustment as necessary to implement any Capitalization Adjustment, the aggregate number of shares of Common Stock that may be issued pursuant to Awards (the "*Share Reserve*") will not exceed: (A) the sum of (i) 7,800,000 new shares and (ii) the Prior Plans' Returning Shares, if any, as such shares become available for issuance under this Plan from time to time; _minus_ (B) one share for each share of Common Stock subject to an Appreciation Award granted under the 2020 Plan after March 24, 2025 and prior to the Effective Date and 2.43 shares for each share of Common Stock subject to a Full Value Award granted under the 2020 Plan after March 24, 2025 and prior to the Effective Date.

                (ii)   Subject to Section 2(b), the Share Reserve will be reduced by: (A) one share for each share of Common Stock issued pursuant to an Appreciation Award granted under the Plan; and (B) 2.43 shares for each share of Common Stock issued pursuant to a Full Value Award granted under the Plan.

                (iii)   Subject to Section 2(b), the Share Reserve will be increased by: (A) one share for each Prior Plans' Returning Share or 2025 Plan Returning Share (as defined in Section 2(b)(ii)) subject to an Appreciation Award; and (B) 2.43 shares for each Prior Plans' Returning Share or 2025 Plan Returning Share subject to a Full Value Award.

                (iv)   For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 2(a) does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

        (b)   **Share Reserve Operation.**

                (i)   **No Reduction to Share Reserve.** The Share Reserve will not be reduced by any of the following shares of Common Stock and such shares will remain available for issuance under the Plan: (A) any shares subject to an Award that are not issued because such Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Award having been issued; and (B) any shares subject to an Award that are not issued because such Award or any portion thereof is settled in cash.

        (ii)   **Shares Available for Subsequent Issuance.** The following shares of Common Stock (collectively, the "***2025 Plan Returning Shares***") will become available again for issuance under the Plan: (A) any shares issued pursuant to an Award that are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; and (B) any shares that are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a Full Value Award granted under the Plan.

        (iii)   **Shares Not Available for Subsequent Issuance.** The following shares of Common Stock will not revert to the Share Reserve or become available again for issuance under the Plan: (A) any shares that are reacquired or withheld (or not issued) by the Company to satisfy the exercise, strike or purchase price of an Award or a Prior Plan Award (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award (*i.e.*, "net exercised")); (B) any shares that are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with an Appreciation Award granted under the Plan or a Prior Plan; (C) any shares repurchased by the Company on the open market with the proceeds of the exercise, strike or purchase price of an Award or a Prior Plan Award; and (D) in the event that a Stock Appreciation Right granted under the Plan or a stock appreciation right granted under a Prior Plan is settled in shares of Common Stock, the gross number of shares of Common Stock subject to such award.

3.   **Eligibility and Limitations.**

        (a)   **Eligible Award Recipients.** Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

        (b)   **Specific Award Limitations.**

        (i)   **Limitations on Incentive Stock Option Recipients.** Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

        (ii)   **Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

        (iii)   **Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.** A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) such Option is not exercisable after the expiration of five years from the date of grant of such Option.

        (iv)   **Limitations on Nonstatutory Stock Options and SARs.** Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as "service recipient stock" under Section 409A because such Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.

        (c)   **Aggregate Incentive Stock Option Limit.** Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustment as necessary to implement any Capitalization Adjustment, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 7,800,000 shares.

        (d)   **Non-Employee Director Compensation Limit.** The aggregate value of all compensation granted or paid, as applicable, by the Company to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Annual Meeting for a particular year and ending on the date immediately prior to the date of the Annual Meeting for the next subsequent year (the "***Annual Period***"), including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed $750,000 in total value. In addition, the aggregate value of any equity award(s) granted under the Plan or otherwise by the Company to any individual for service as a Non-Employee Director upon or in connection with his or her initial election or appointment to the Board will not exceed $1,500,000 in total value; for the avoidance of doubt, the aggregate compensation granted or paid, as applicable, by the Company to any individual for service as a Non-Employee Director with respect to an Annual Period in which such individual is first appointed or elected to the Board will not exceed the sum of the two preceding limitations in this Section 3(d). The value of any equity awards, for purposes of the limitations described in this Section 3(d), will be calculated based on the grant date fair value of such equity awards for financial reporting purposes.

4. Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; *provided, however*, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; *provided, however*, that each Option Agreement and SAR Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) **Term.** Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) **Exercise or Strike Price.** Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Transaction and in a manner consistent with the provisions of Section 409A and, if applicable, Section 424(a) of the Code.

(c) **Exercise Procedure and Payment of Exercise Price for Options.** In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash (including electronic funds transfers), check, bank draft or money order payable to the Company;

(ii) pursuant to a "cashless exercise" program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that is necessary to satisfy the exercise price, provided that any amount of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment;

(iv) if the Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the whole number of shares with a Fair Market Value on the date of exercise that is necessary to satisfy the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any amount of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) **Exercise Procedure and Payment of Appreciation Distribution for SARs.** In order to exercise a SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the SAR Agreement or otherwise provided by the Company. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) **Transferability.** The Board may impose such limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the restrictions set forth in this Section 4(e) on the transferability of Options and SARs will apply. Notwithstanding the foregoing or anything in the Plan or an Award Agreement to the contrary, no Option or SAR may be transferred to any third-party financial institution for value without prior stockholder approval.

(i) **Restrictions on Transfer.** An Option or SAR will not be transferable, except by will or by the laws of descent and distribution (and pursuant to Sections 4(e)(ii) and 4(e)(iii) below), and will be exercisable during the lifetime of the Participant only by the Participant; *provided, however*, that the Company may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request, provided the Participant and transferee enter into any transfer and other agreements required by the Company.

(ii)   **Domestic Relations Orders.** The Company may permit an Option or SAR to be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii)   **Beneficiary Designation.** Subject to the approval of the Company, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with Applicable Law.

(f)   **Vesting.** The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant's Continuous Service.

(g)   **Termination of Continuous Service for Cause.** Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant's Continuous Service is terminated for Cause, the Participant's Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service, and the Participant will have no further right, title or interest in the forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)   **Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than for Cause.** Except as otherwise provided in the Award Agreement, other written agreement between a Participant and the Company or an Affiliate or as otherwise determined by the Board, subject to Section 4(i), if a Participant's Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement, other written agreement between a Participant and the Company or an Affiliate or as otherwise determined by the Board; *provided, however*, that in no event may such Award be exercised after the expiration of its maximum term as set forth in the Award Agreement:

(i)   three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant's Disability or death);

(ii)   12 months following the date of such termination if such termination is due to the Participant's Disability;

(iii)   18 months following the date of such termination if such termination is due to the Participant's death; or

(iv)   18 months following the date of the Participant's death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination or death, as applicable, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)   **Restrictions on Exercise; Extension of Exercisability.** A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement, other written agreement between a Participant and the Company or an Affiliate or as otherwise determined by the Board, if a Participant's Continuous Service terminates for any reason other than for Cause and, at any time during the applicable Post-Termination Exercise Period: (i) the exercise of the Participant's Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law; or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company's Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; *provided, however*, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in the Award Agreement).

(j)   Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant's death or Disability, (ii) a Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant's retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company's then-current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee's regular rate of pay, the provisions of this Section 4(j) will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

(k)   Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.   Awards Other Than Options and Stock Appreciation Rights.

(a)   Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board. The terms and conditions of separate Restricted Stock Awards and RSU Awards need not be identical; *provided, however*, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)   Form of Award.

(1)   Restricted Stock Awards. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company's instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2)   RSU Awards. A RSU Award represents a Participant's right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company's unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to a RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii)   Consideration.

(1)   Restricted Stock Awards. A Restricted Stock Award may be granted in consideration for (A) cash (including electronic funds transfers), check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2)   RSU Awards. Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant's services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant's services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii)   Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant's Continuous Service.

(iv) **Termination of Continuous Service.** Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant's Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination under the terms set forth in the Restricted Stock Award Agreement, and (2) any portion of the Participant's RSU Award that has not vested as of the date of such termination will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) **Settlement of RSU Awards.** A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. The Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) **Performance Awards.** With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(c) **Other Awards.** Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof, may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards, and all other terms and conditions of such Other Awards.

6. **Adjustments upon Changes in Common Stock; Other Corporate Events.**

(a) **Capitalization Adjustments.** In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to Section 2(a); (ii) the class(es) and maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of shares of Common Stock and the exercise, strike or purchase price of Common Stock subject to outstanding Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock will be created in order to implement any Capitalization Adjustment. The Board will determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that may be created by the adjustments referred to in the preceding provisions of this Section 6(a).

(b) **Dissolution or Liquidation.** Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to a forfeiture condition or the Company's right of repurchase may be reacquired or repurchased by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service.

(c) **Transaction.** In the event of a Transaction, the provisions of this Section 6(c) will apply to each outstanding Award unless otherwise provided in the instrument evidencing the Award, in any other written agreement between a Participant and the Company or an Affiliate, or in any director compensation policy of the Company.

(i) **Awards May Be Assumed.** In the event of a Transaction, the Acquiring Entity may assume or continue any or all outstanding Awards or may substitute similar awards for any or all outstanding Awards (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to outstanding Awards may be assigned by the Company to the Acquiring Entity. For clarity, in the event of a Transaction, the Acquiring Entity may choose to assume or continue only a portion of an outstanding Award, to substitute a similar award for only a portion of an outstanding Award, or to assume or continue, or substitute similar awards for, the outstanding Awards held by some, but not all, Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) **Awards Held by Current Participants.** In the event of a Transaction in which the Acquiring Entity does not assume or continue outstanding Awards or substitute similar awards for outstanding Awards, then with respect to any such Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Transaction (referred to as the "*Current Participants*"), the vesting (and exercisability, if applicable) of such Awards will be accelerated in full (and with respect to any such Awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of the Transaction) to a date prior to the effective time of such Transaction (contingent upon the effectiveness of the Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is 15 days prior to the effective time of the Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Transaction). With respect to the vesting of Awards that will accelerate upon the occurrence of a Transaction pursuant to this Section 6(c)(ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Transaction.

(iii) **Awards Held by Participants other than Current Participants.** In the event of a Transaction in which the Acquiring Entity does not assume or continue outstanding Awards or substitute similar awards for outstanding Awards, then with respect to any such Awards that have not been assumed, continued or substituted and that are held by Participants other than Current Participants, such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Transaction.

(iv) **Payment for Awards in Lieu of Exercise.** Notwithstanding the foregoing, in the event any outstanding Award held by a Participant will terminate if not exercised at or prior to the effective time of a Transaction, the Board may provide that the Participant may not exercise such Award but instead will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of such Award, over (2) any exercise price payable by the Participant in connection with such exercise. For clarity, such payment may be zero if the value of such property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of Common Stock in connection with the Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

(d) **Involuntary Termination Upon or Following a Transaction.** Except as otherwise provided in the Award Agreement, in any other written agreement between a Participant and the Company or an Affiliate, in any severance plan of the Company governing the Participant's Awards under the Plan, or in any director compensation policy of the Company, in the event that an Employee or Director's Continuous Service is involuntarily terminated without Cause (including any such termination due to such Employee or Director's death or Disability) upon or within 12 months following the effective time of a Transaction, the vesting (and exercisability, if applicable) of any Assumed Awards (as defined in this Section 6(d)) held by such Employee or Director as of the date of such termination will be accelerated in full (and with respect to any such Awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of such termination), effective as of the date of such termination. For purposes of this Section 6(d), an "*Assumed Award*" means any outstanding Award that was assumed or continued, or any outstanding similar award that was granted in substitution for an Award, in each case by the Acquiring Entity in connection with the applicable Transaction.

(e) **Parachute Payments.** Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate or in any severance plan of the Company that applies to the Participant, if any payment or benefit (including payments or benefits pursuant to this Plan or otherwise) that the Participant would or may receive from the Company or otherwise ("*Payment*") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "*Excise Tax*"), then such Payment will be equal to the Reduced Amount. The "*Reduced Amount*" will be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Participant's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, the Participant will have no rights to any additional payments and/or benefits, and reduction shall occur in the manner that results in the greatest economic benefit for the Participant. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, the Participant agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, the Participant will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

The foregoing calculations will be determined by the independent registered public accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the event described in Section 280G(b)(2)(A)(i) of the Code or such nationally recognized independent registered public accounting firm chosen by the Company. The Company will bear all expenses with respect to the determinations by such independent registered public accounting firm required to be made hereunder. Any good faith determinations of the independent registered public accounting firm made hereunder will be final, binding and conclusive upon the Company and the Participant.

(f) **Appointment of Stockholder Representative.** As a condition to the receipt of an Award, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant's behalf with respect to any escrow, indemnities and any contingent consideration.

(g)   No Restriction on Right to Undertake Transactions. The grant of any Award and the issuance of shares of Common Stock pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.   Administration.

(a)   Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 7(c).

(b)   Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)   To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; and (6) the Fair Market Value applicable to an Award.

(ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Awards fully effective.

(iii)   To settle all controversies regarding the Plan and Awards granted under it.

(iv)   To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v)   To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Transaction, for reasons of administrative convenience.

(vi)   To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan (including Section 7(b)(ix)) or an Award Agreement, suspension or termination of the Plan will not Materially Impair a Participant's rights under any Award granted while the Plan is in effect unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii)   To amend the Plan in any respect the Board deems necessary or advisable; *provided, however,* that stockholder approval will be required for any such amendment to the extent required by Applicable Law. Except as otherwise provided in the Plan (including Section 7(b)(ix)) or an Award Agreement, a Participant's rights under any Award granted before any amendment of the Plan will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)   To submit any amendment to the Plan for stockholder approval.

(ix)   To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided, however*, that except as otherwise provided in the Plan (including this Section 7(b)(ix)) or an Award Agreement, a Participant's rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)   To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(c)   Delegation to Committee.

    (i)   General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with any Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

    (ii)   Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more non-employee directors, as determined under Rule 16b-3(b)(3) of the Exchange Act, and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

    (d)   Effect of Board's Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

    (e)   Cancellation and Re-Grant of Awards. Except in connection with a Transaction, as provided in Section 6(a) relating to Capitalization Adjustments, or unless the stockholders of the Company have approved such an action within 12 months prior to such an event, neither the Board nor any Committee will have the authority to: (i) reduce the exercise or strike price of any outstanding Option or SAR; or (ii) cancel any outstanding Option or SAR that has an exercise or strike price greater than the then-current Fair Market Value in exchange for cash or other Awards under the Plan.

    (f)   Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof; and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; *provided, however*, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.   Tax Withholding.

    (a)   Withholding Authorization. As a condition to acceptance of any Award, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company will have no obligation to issue shares of Common Stock subject to an Award, unless and until such withholding obligations are satisfied.

    (b)   Satisfaction of Withholding Obligations. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment (which may be in the form of a check, electronic wire transfer or other method permitted by the Company); (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a "cashless exercise" pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement or otherwise approved by the Board.

    (c)   No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such Participant as to the time or manner of exercising an Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such Participant of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to any Participant and will not be liable to any Participant for any adverse tax consequences to such Participant in connection with an Award. As a condition to accepting an Award, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges that any Option or SAR is exempt from Section 409A only if the exercise or strike price of such Option or SAR is at least equal to the "fair market value" of the Common Stock on the date of grant of such Option or SAR as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that the exercise or strike price of such Option or SAR is less than the "fair market value" of the Common Stock on the date of grant of such Option or SAR as subsequently determined by the Internal Revenue Service.

(d)   **Withholding Indemnification.** As a condition to accepting an Award, in the event that the amount of the Company's and/or its Affiliate's withholding obligations in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.   **Miscellaneous.**

(a)   **Dividends and Dividend Equivalents.**

(i)   Dividends or dividend equivalents may not be paid or credited to Options or SARs.

(ii)   With respect to any Award other than an Option or SAR, dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to such Award, as determined by the Board and specified in the applicable Award Agreement; *provided, however*, that (i) no dividends or dividend equivalents may be paid with respect to any such shares before the date such shares have vested under the terms of such Award Agreement, (ii) any dividends or dividend equivalents that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of such Award Agreement (including, but not limited to, any vesting conditions), and (iii) any dividends or dividend equivalents that are credited with respect to any such shares will be forfeited to the Company on the date, if any, such shares are forfeited to or repurchased by the Company due to a failure to meet any vesting conditions under the terms of such Award Agreement.

(b)   **Source of Shares.** The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(c)   **Use of Proceeds from Sales of Common Stock.** Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(d)   **Corporate Action Constituting Grant of Awards.** Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (*e.g.*, exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(e)   **Stockholder Rights.** No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(f)   **No Employment or Other Service Rights.** Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(g)   **Change in Time Commitment.** In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee and has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(h)   **Execution of Additional Documents.** As a condition to accepting an Award, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator's sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator's request.

(i)   **Electronic Delivery and Participation.** Any reference herein or in an Award Agreement to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (*e.g.*, a stock certificate or electronic entry evidencing such shares) will be determined by the Company.

(j)   **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with the following, as applicable: (i) the Neurocrine Biosciences, Inc. Policy for Recoupment of Incentive Compensation; (ii) the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy; (iii) any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law; and (iv) any other clawback policy that the Company adopts. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant's right to voluntary terminate employment upon a "resignation for good reason," or for a "constructive termination" or any similar term under any plan of or agreement with the Company.

(k)   **Securities Law Compliance.** A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(l)   **Transfer or Assignment of Awards; Issued Shares.** Except as expressly provided in the Plan or an Award Agreement, Awards may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(m)   **Effect on Other Employee Benefit Plans.** The value of any Award, as determined upon grant, vesting or settlement, will not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant's benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company's or any Affiliate's employee benefit plans.

(n)   **Deferrals.** To the extent permitted by Applicable Law, the Board may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.

(o)   **Section 409A.** Unless otherwise expressly provided for in an Award Agreement, the Plan and each Award Agreement will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Company determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A is a "specified employee" for purposes of Section 409A, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment may be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(p)   **Choice of Law.** This Plan and any controversy arising out of or relating to this Plan will be governed by, and construed in accordance with, the internal laws of the State of California, without regard to conflict of law principles that would result in any application of any law other than the law of the State of California.

(q)   **Compliance with Law.** The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

10.   Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

11.   Suspension or Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date; or (ii) the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

12.   Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)   "*2020 Plan*" means the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan.

(b)   "*Acquiring Entity*" means the surviving or acquiring corporation (or the surviving or acquiring corporation's parent company) in connection with a Transaction.

(c)   "*Adoption Date*" means the date the Plan is first approved by the Compensation Committee.

(d)   "*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(e)   "*Annual Meeting*" means the first meeting of the Company's stockholders held each calendar year at which Directors are selected.

(f)   "*Applicable Law*" means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(g)   "*Appreciation Award*" means (i) a stock option or stock appreciation right granted under a Prior Plan or (ii) an Option or SAR, in each case with respect to which the exercise or strike price is at least 100% of the Fair Market Value of the Common Stock subject to the stock option or stock appreciation right, or Option or SAR, as applicable, on the date of grant.

(h)   "*Award*" means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a SAR, a Restricted Stock Award, a RSU Award, a Performance Award or any Other Award).

(i)   "*Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.

(j) "*Board*" means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board will be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination will be final and binding on all Participants.

(k) "*Capitalization Adjustment*" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(l) "*Cause*" has the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant's commission of any crime involving fraud, dishonesty or moral turpitude; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company or an Affiliate that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate; (iii) such Participant's intentional, material violation of any contract or agreement between such Participant and the Company or an Affiliate, or of any statutory duty such Participant owes to the Company or an Affiliate; or (iv) such Participant's conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate; *provided, however*, that the action or conduct described in clauses (iii) and (iv) above will constitute "*Cause*" only if such action or conduct continues after the Company has provided such Participant with written notice thereof and not less than five business days to cure the same. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are Officers and by the Chief Executive Officer of the Company with respect to Participants who are not Officers. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(m) "*Change in Control*" or "*Change of Control*" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; *provided, however*, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, such transaction also constitutes a Section 409A Change in Control:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the "*Subject Person*") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date the Plan is adopted by the Compensation Committee, are members of the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that (1) if no definition of Change in Control (or any analogous term) is set forth in such an individual written agreement, the foregoing definition will apply; and (2) no Change in Control (or any analogous term) will be deemed to occur with respect to Awards subject to such an individual written agreement without a requirement that the Change in Control (or any analogous term) actually occur.

(n) "*Code*" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(o) "*Committee*" means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(p) "*Common Stock*" means the common stock of the Company.

(q) "*Company*" means Neurocrine Biosciences, Inc., a Delaware corporation.

(r) "*Compensation Committee*" means the Compensation Committee of the Board.

(s) "*Consultant*" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(t) "*Continuous Service*" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however,* that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or a duly authorized Officer, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. A leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant or as otherwise approved by the Board (or a duly authorized Officer) or required by Applicable Law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(u) "*Corporate Transaction*" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(v)   "*determine*" *or* "*determined*" means as determined by the Board or the Committee (or its designee) in its sole discretion.

(w)   "*Director*" means a member of the Board of Directors of the Company.

(x)   "*Disability*" means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(y)   "*Effective Date*" means the date of the Annual Meeting in 2025, provided this Plan is approved by the Company's stockholders at such meeting.

(z)   "*Employee*" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(aa)   "*Employer*" means the Company or the Affiliate of the Company that employs the Participant.

(bb)   "*Entity*" means a corporation, partnership, limited liability company or other entity.

(cc)   "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(dd)   "*Exchange Act Person*" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary, (ii) any employee benefit plan of the Company or any Subsidiary or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(ee)   "*Fair Market Value*" means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)   If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(iii)   In the absence of such exchange or market for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(ff)   "*Full Value Award*" means (i) a stock award granted under a Prior Plan or (ii) an Award, in each case that is not an Appreciation Award.

(gg)   "*Governmental Body*" means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(hh)   "*Grant Notice*" means the notice provided to a Participant that he or she has been granted an Award and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ii)   "*Incentive Stock Option*" means an option granted pursuant to Section 4 that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(jj) "***Materially Impair***" means that a Participant's rights under an Award will be materially adversely affected by a suspension or termination of the Plan, an amendment of the Plan, or an amendment to the terms of the Award, as applicable. For purposes of the Plan, a Participant's rights under an Award will not be deemed to have been Materially Impaired by any of the foregoing actions if the Board determines that such action, taken as a whole, does not materially impair the Participant's rights under the Award. For example, an amendment to the terms of an Award in order to do any of the following, or that results in any of the following, will not be deemed to Materially Impair the Participant's rights under the Award: (i) an imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) a change in the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(kk) "***Non-Employee Director***" means a Director who is not an employee of the Company or an Affiliate.

(ll) "***Nonstatutory Stock Option***" means any option granted pursuant to Section 4 that does not qualify as an Incentive Stock Option.

(mm) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(nn) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock which is granted pursuant to the terms and conditions of Section 4.

(oo) "***Option Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(pp) "***Other Award***" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).

(qq) "***Other Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(rr) "***Own***," "***Owned***," "***Owner***," or "***Ownership***" means that a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ss) "***Participant***" means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(tt) "***Performance Award***" means an Award that may vest or may be exercised, or that may become earned and paid, contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted pursuant to the terms and conditions of Section 5(b) and such terms as approved by the Board.

(uu) "***Performance Criteria***" means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following, as determined by the Board: (1) earnings (including earnings per share and net earnings, in either case before or after any or all of: interest, taxes, depreciation and amortization, legal settlements or other income (expense), or stock-based compensation, other non-cash expenses and changes in deferred revenue); (2) total stockholder return; (3) return on equity or average stockholder's equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) margin (including gross margin); (7) income (before or after taxes); (8) operating income; (9) operating income after taxes; (10) pre-tax profit; (11) operating cash flow; (12) sales, prescriptions, or revenue targets; (13) increases in revenue or product revenue; (14) expenses and cost reduction goals; (15) improvement in or attainment of working capital levels; (16) economic value added (or an equivalent metric); (17) market share; (18) cash flow; (19) cash flow per share; (20) cash burn; (21) share price performance; (22) debt reduction; (23) implementation or completion of projects or processes (including, without limitation, discovery of a pre-clinical drug candidate, recommendation of a drug candidate to enter a clinical trial, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, presentation of studies and launch of commercial plans, compliance programs or education campaigns); (24) customer satisfaction; (25) stockholders' equity; (26) capital expenditures; (27) debt levels; (28) financings; (29) operating profit or net operating profit; (30) growth of net income or operating income; (31) billings; (32) employee hiring; (33) funds from operations; (34) budget management; (35) strategic partnerships or transactions (including acquisitions, joint ventures or licensing transactions); (36) engagement of thought leaders and patient advocacy groups; (37) enhancement of intellectual property portfolio, filing of patent applications and granting of patents; (38) litigation preparation and management; and (39) any other measure of performance selected by the Board.

(vv) "*Performance Goals*" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The Board is authorized to make appropriate adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body; and (13) to make other appropriate adjustments selected by the Board. In addition, the Board retains the discretion to define the manner of calculating the Performance Criteria it selects to use for a Performance Period and to reduce or eliminate the compensation or economic benefit due upon the attainment of any Performance Goal. Partial attainment of any Performance Goal may result in payment or vesting corresponding to the degree of attainment as specified in the applicable Award Agreement or the written terms of a Performance Award.

(ww) "*Performance Period*" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to vesting or exercise of, or any payment under, an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(xx) "*Plan*" means this Neurocrine Biosciences, Inc. 2025 Equity Incentive Plan.

(yy) "*Plan Administrator*" means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company's other equity incentive programs.

(zz) "*Post-Termination Exercise Period*" means the period following termination of a Participant's Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(aaa) "*Prior Plans*" means the 2020 Plan and the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan and each is a "*Prior Plan*".

(bbb) "*Prior Plan Award*" means an award granted under a Prior Plan that is outstanding as of the Effective Date.

(ccc) "*Prior Plans' Returning Shares*" means: (i) any shares of Common Stock subject to a Prior Plan Award that after March 24, 2025 are not issued because such Prior Plan Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Prior Plan Award having been issued; (ii) any shares of Common Stock subject to a Prior Plan Award that after March 24, 2025 are not issued because such Prior Plan Award or any portion thereof is settled in cash; (iii) any shares of Common Stock issued pursuant to a Prior Plan Award that after March 24, 2025 are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; and (iv) any shares of Common Stock that after March 24, 2025 are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a Full Value Award granted under a Prior Plan.

(ddd) "*Prospectus*" means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(eee) "*Restricted Stock Award*" means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(fff) "*Restricted Stock Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ggg) "*RSU Award*" means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(hhh) "*RSU Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(iii) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(jjj) "*Rule 405*" means Rule 405 promulgated under the Securities Act.

(kkk) "*Section 409A*" means Section 409A of the Code and the regulations and other guidance thereunder.

(lll) "*Section 409A Change in Control*" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(mmm) "*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(nnn) "*SAR*" or "*Stock Appreciation Right*" means a right to receive the appreciation on Common Stock which is granted pursuant to the terms and conditions of Section 4.

(ooo) "*SAR Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ppp) "*Subsidiary*" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(qqq) "*Ten Percent Stockholder*" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(rrr) "*Trading Policy*" means the Company's policy permitting certain individuals to sell Company shares only during certain "window" periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(sss) "*Transaction*" means a Corporate Transaction or a Change in Control.

Neurocrine Biosciences, Inc.
2018 Employee Stock Purchase Plan

Adopted by the Board of Directors: February 6, 2018
Approved by the Stockholders: May 24, 2018
Amended and Restated by the Compensation Committee: March 14, 2022
Approved by the Stockholders: May 18, 2022
Amended and Restated by the Compensation Committee: March 14, 2025
Approved by the Stockholders: _____, 2025

1.   General; Purpose.

(a)   The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b)   The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.   Administration.

(a)   The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)   To determine when and how Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)   To designate from time to time which Related Corporations will be eligible to participate in the Plan.

(iii)   To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)   To settle all controversies regarding the Plan and Purchase Rights.

(v)   To amend the Plan at any time as provided in Section 12.

(vi)   To suspend or terminate the Plan at any time as provided in Section 12.

(vii)   Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii)   To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c)   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)   All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.   Shares of Common Stock Subject to the Plan.

      (a)   Subject to Section 11(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued under the Plan will not exceed 1,700,000 shares, which number is the sum of (i) three hundred thousand (300,000) shares that were approved at the Annual Meeting in 2018, (ii) six hundred thousand (600,000) shares that were approved at the Annual Meeting in 2022, and (iii) 800,000 shares that were approved at the Annual Meeting in 2025.

      (b)   If any Purchase Right terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

      (c)   The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.   Grant of Purchase Rights; Offering.

      (a)   The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

      (b)   If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

      (c)   The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.   Eligibility.

      (a)   Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two (2) years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights unless, on the Offering Date, such Employee's customary employment with the Company or the Related Corporation is more than twenty (20) hours per week and more than five (5) months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

      (b)   The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

      (i)   the date on which such Purchase Right is granted will be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

      (ii)   the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

      (iii)   the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. Purchase Rights; Purchase Price.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding fifteen percent (15%) of such Employee's earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one (1) or more Purchase Dates during an Offering on which Purchase Rights granted pursuant to that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant pursuant to such Offering, (ii) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date pursuant to such Offering, (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iv) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date pursuant to such Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under such Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant's accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. Participation; Withdrawal; Termination.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant's Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. To the extent provided in the Offering, a Participant may begin such Contributions on or after the Offering Date. To the extent provided in the Offering, a Participant may thereafter decrease (including to zero) or increase his or her Contributions. To the extent specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash or check prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant's Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions without interest. A Participant's withdrawal from an Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(d) Purchase Rights will not be transferable by a Participant except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10. During a Participant's lifetime, Purchase Rights will be exercisable only by such Participant.

(e) Unless otherwise specified in an Offering, the Company will have no obligation to pay interest on Contributions.

8. Exercise of Purchase Rights.

(a) On each Purchase Date, each Participant's accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued upon the exercise of Purchase Rights unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant's account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest. If the amount of Contributions remaining in a Participant's account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If, on a Purchase Date, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date will not be delayed more than twelve (12) months and the Purchase Date will in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9. Covenants of the Company.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. Designation of Beneficiary.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant's account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant's spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. Adjustments upon Changes in Common Stock; Corporate Transactions.

      (a)   In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights; and (iii) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

      (b)   In the event of a Corporate Transaction, (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue outstanding Purchase Rights or does not substitute similar rights for outstanding Purchase Rights, then the Participants' accumulated Contributions will be used to purchase shares of Common Stock within ten (10) business days prior to the Corporate Transaction under such Purchase Rights, and such Purchase Rights will terminate immediately after such purchase.

12. Amendment, Suspension or Termination of the Plan.

      (a)   The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements.

      (b)   The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

      (c)   Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including, without limitation, any such regulations or other guidance that may be issued or amended after the Adoption Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant's consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

      Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company's processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. Effective Date of Plan.

      The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a), materially amended) by the Board.

14. Miscellaneous Provisions.

      (a)   Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

      (b)   A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

      (c)   The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state's conflicts of laws rules.

15. Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "*Adoption Date*" means February 6, 2018, which is the date the Plan was adopted by the Board.

(b) "*Annual Meeting*" means the first meeting of the Company's stockholders held each calendar year at which Directors are selected.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Capitalization Adjustment*" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(e) "*Code*" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(f) "*Committee*" means a committee of one (1) or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(g) "*Common Stock*" means the common stock of the Company.

(h) "*Company*" means Neurocrine Biosciences, Inc., a Delaware corporation.

(i) "*Contributions*" means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(j) "*Corporate Transaction*" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

    (i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

    (ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

    (iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

    (iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(k) "*Director*" means a member of the Board.

(l) "*Effective Date*" means the effective date of this Plan document, which is the date of the Annual Meeting in 2018, provided that this Plan is approved by the Company's stockholders at such meeting.

(m) "*Eligible Employee*" means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(n) "*Employee*" means any person, including an Officer or Director, who is "employed" for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(o) "*Employee Stock Purchase Plan*" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(p) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(q) "*Fair Market Value*" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Section 409A of the Code.

(r) "*Offering*" means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the "*Offering Document*" approved by the Board for that Offering.

(s) "*Offering Date*" means a date selected by the Board for an Offering to commence.

(t) "*Officer*" means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(u) "*Participant*" means an Eligible Employee who holds an outstanding Purchase Right.

(v) "*Plan*" means this Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan.

(w) "*Purchase Date*" means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(x) "*Purchase Period*" means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(y) "*Purchase Right*" means an option to purchase shares of Common Stock granted pursuant to the Plan.

(z) "*Related Corporation*" means any "parent corporation" or "subsidiary corporation" of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(aa) "*Securities Act*" means the Securities Act of 1933, as amended.

(bb) "*Subsidiary*" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%). For purposes of the foregoing clause (i), the Company will be deemed to "Own" or have "Owned" such securities if the Company, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(cc) "*Trading Day*" means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed (including, but not limited to, the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto) is open for trading.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission file number **0-22705**

NEUROCRINE BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0525145**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6027 Edgewood Bend Court, San Diego, California	**92130**
(Address of principal executive offices)	(Zip Code)

(858) 617-7600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value	**NBIX**	**Nasdaq Global Select Market**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of registrant's common stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2024, was $10.5 billion.

As of February 5, 2025, 99,703,527 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the registrant's annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days following the end of the registrant's fiscal year ended December 31, 2024 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

NEUROCRINE, the NEUROCRINE BIOSCIENCES Logo, YOU DESERVE BRAVE SCIENCE, INGREZZA, the INGREZZA Logo, CRENESSITY, the CRENESSITY Logo, and other Neurocrine Biosciences trademarks are the property of Neurocrine Biosciences, Inc. ALKINDI, EFMODY, and other Neurocrine UK Limited trademarks are the property of Neurocrine UK Limited, a Neurocrine Biosciences company. Any other brand names or trademarks appearing in this Annual Report that are not the property of Neurocrine Biosciences, Inc. are the property of their respective holders.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the information incorporated herein by reference contain forward-looking statements that involve a number of risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, these forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "hopes," "may," "will," "plan," "intends," "estimates," "could," "should," "would," "continue," "seeks," "pro forma," or "anticipates," or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as other sections in this report. You should be aware that the occurrence of any of the events discussed under the heading in Part I titled "Item 1A. Risk Factors" and elsewhere in this report could substantially harm our business, results of operations and financial condition and that if any of these events occurs, the trading price of our common stock could decline and you could lose all or a part of the value of your shares of our common stock.

The cautionary statements made in this report are intended to be applicable to all related forward-looking statements wherever they may appear in this report. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we assume no obligation to update our forward-looking statements, even if new information becomes available in the future.

Item 1. Business

Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neuropsychiatric, neurological, and neuroendocrine disorders.

Our portfolio of products includes U.S. Food and Drug Administration (FDA) approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, classic congenital adrenal hyperplasia (CAH), and endometriosis and uterine fibroids in collaboration with AbbVie Inc. (AbbVie). In addition, we have a diversified portfolio of multiple compounds in mid- to late-phase development across our core therapeutic areas and an expanding early-phase pipeline that includes a range of modalities including small molecules, peptides, proteins, antibodies, and gene therapy.

We launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of chorea associated with Huntington's disease in August 2023 and launched CRENESSITY™ (crinecerfont) in the U.S. as a first-in-class FDA-approved treatment of CAH in December 2024.

We estimate that tardive dyskinesia affects approximately 800,000 people in the U.S., that approximately 90% of the 40,000 people in the U.S. affected by Huntington's disease will develop chorea, and that CAH affects approximately 30,000 people in the U.S. Key elements of our commercial strategy include maximizing the opportunities in INGREZZA and CRENESSITY through consistent and effective commercial execution, continued development of valbenazine as the best-in-class treatment for new patient populations, and to lead the evolving understanding of VMAT2 biology and its role in disease. INGREZZA net product sales totaled $2.3 billion for 2024, $1.8 billion for 2023, and $1.4 billion for 2022 and accounted for substantially all of our total net product sales during each of these years.

Our partner Mitsubishi Tanabe Pharma Corporation (MTPC) launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.

Our partner AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix.

Commercial Products

Product	Indication	Major Markets
INGREZZA® (valbenazine) capsules	Tardive Dyskinesia	U.S., Japan, Select Asian Markets [1]
	Chorea Associated with Huntington's Disease	
Crenessity™ (crinecerfont)	Classic Congenital Adrenal Hyperplasia	U.S.
Orilissa® elagolix tablets 150 mg 200 mg	Endometriosis	U.S. [4]
Oriahnn™ elagolix, estradiol and norethindrone acetate capsules and elagolix capsules	Uterine Fibroids	U.S. [4]
Alkindi® hydrocortisone granules in capsules for opening	Adrenal Insufficiency	U.S., United Kingdom, EU4 [2] [3]
Efmody® Hydrocortisone modified-release hard capsules	Classic Congenital Adrenal Hyperplasia	United Kingdom, EU4 [3]

(1) INGREZZA is marketed as DYSVAL® (valbenazine) in Japan and REMLEAS® (valbenazine) in other select Asian markets, where MTPC retains commercialization rights.

(2) ALKINDI is marketed as ALKINDI SPRINKLE® (hydrocortisone) in the U.S., where Eton Pharmaceuticals, Inc. retains commercialization rights.

(3) The EU4 market is made up of the following countries: Germany, France, Italy, and Spain.

(4) AbbVie retains global commercialization rights to elagolix.

Commercial Operations

Our specialty sales force consists of approximately 600 experienced sales professionals located in the U.S. and is divided into four dedicated sales teams focused on psychiatry, neurology, long-term care, and rare diseases.

We sell INGREZZA in the U.S. principally to a limited network of specialty pharmacy providers, wholesale distributors, and specialty distributors. In addition, we sell CRENESSITY in the U.S. to a specialty pharmacy provider.

Manufacturing and Supply

We currently rely on, and intend to continue to rely on, third-party manufacturers for the production of INGREZZA, CRENESSITY, and our product candidates. Raw materials, active pharmaceutical ingredients (API), and other supplies required for the production of INGREZZA, CRENESSITY, and our product candidates are sourced from various third-party manufacturers and suppliers in quantities adequate to meet our needs. Continuing adequate supply of such raw materials and API is assured through long-term commercial supply and manufacturing agreements with multiple manufacturers and a continued focus on the expansion and diversification of our third-party manufacturing relationships.

We believe our outsourced manufacturing strategy enables us to direct our financial resources to the maximization of our opportunity with INGREZZA and CRENESSITY, investment in our internal research and development programs, and expansion of our clinical pipeline through business development opportunities.

Our third-party manufacturers, suppliers and service providers may be subject to routine current Good Manufacturing Practice (cGMP) inspections by the FDA or comparable agencies in other jurisdictions. We depend on our third-party partners and our quality system oversight of them for continued compliance with cGMP requirements and applicable foreign standards.

Clinical Development Programs

The following chart summarizes our clinical development programs

PROGRAM (TARGET)
MODALITY
THERAPEUTIC AREA
INDICATION
PHASE 1
PHASE 2
PHASE 3
valbenazine (VMAT2 Inhibitor)
Neuropsychiatry
Adjunctive Treatment of Schizophrenia
valbenazine (VMAT2 Inhibitor)
Neurology
Dyskinetic Cerebral Palsy
osavampator/NBI-'845 (AMPA)
Neuropsychiatry
Inadequate Response to Treatment in Major Depressive Disorder
NBI-'568 (M4 Agonist)
Neuropsychiatry
Schizophrenia
NBI-'770 (NMDA NR2B NAM)
Neuropsychiatry
Major Depressive Disorder
NBI-'570 (M1/M4 Agonist)
Neuropsychiatry
Schizophrenia-CNS Indications
NBI-'567 (M1 Agonist)
Neuropsychiatry
CNS Indications
NBI-'569 (M4 Agonist)
Neuropsychiatry
CNS Indications
NBI-'986 (M4 Antagonist)
Neurology
Movement Disorders
NBI-'890 (VMAT2 Inhibitor)
Neuropsychiatry
CNS Indications
NBI-'355* (Nav1.2/1.6)
Neurology
Epilepsy
NBI-'675* (VMAT2 Inhibitor)
Neuropsychiatry
CNS Indications

Small Molecule

* Initiating Phase 1 clinical study in the first quarter of 2025

Neuropsychiatry

Valbenazine

Valbenazine is a highly selective VMAT2 inhibitor. VMAT2 is a protein concentrated in the human brain that is essential for the transmission of nerve impulses between neurons. VMAT2 is primarily responsible for packaging and transporting monoamines (dopamine, norepinephrine, serotonin, and histamine) in neurons. Specifically, dopamine enables neurotransmission among nerve cells that are involved in voluntary and involuntary motor control.

We have ongoing the Journey™ study, a Phase 3 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety, and tolerability of valbenazine when administered orally once daily as adjunctive treatment in adolescents and adults with schizophrenia who have had an inadequate response to antipsychotics. Schizophrenia is a serious and complex syndrome with heterogeneous symptoms. The World Health Organization estimates that the disorder impacts more than 20 million people worldwide. Annual associated costs for schizophrenia are estimated to be more than $150 billion in the U.S. As one of the leading causes of disability worldwide, it often results in significant emotional and functional burden for those who experience symptoms, as well as their family and friends. This chronic and disabling mental health condition is thought to result from a complex interplay of genetic and environmental risk factors. Traditional treatment approaches for schizophrenia rely on the use of antipsychotic medications that can lead to considerable short- and long-term health impacts.

Osavampator (formerly NBI-1065845)

Osavampator is a potential first-in-class alpha-amino-3-hydroxy-5-methyl-4-isoxazole propionic acid (AMPA) positive allosteric modulator (PAM) in development for patients with inadequate response to treatment of major depressive disorder. We originally acquired the global rights to osavampator in June 2020 as a 50:50 profit-share product from Takeda. In January 2025, we agreed with Takeda to convert from sharing operating profits and losses with respect to the development and commercialization of osavampator to a royalty-bearing license. Pursuant to the license, we have exclusive rights to develop and commercialize osavampator for all indications in all territories worldwide, excluding Japan.

In April 2024, we announced positive top-line data from the Phase 2 SAVITRI™ study of osavampator in adults with major depressive disorder. The Phase 2 dose-finding study met its primary and key secondary endpoints, demonstrating that once-daily, oral administration of NBI-1065845 produced a statistically significant change from baseline in the Montgomery-Åsberg Depression Rating Scale (MADRS) total score at both Day 28 (primary, p=0.0159) and Day 56 (secondary, p=0.0016).

We have an ongoing Phase 3, randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy and safety of osavampator in adults with major depressive disorder. Major depressive disorder is a mental health disorder characterized by a persistently depressed mood, loss of interest, lack of enjoyment in daily activities, poor concentration, and decreased energy. Major depressive disorder is one of the leading causes of disability. Approximately 21 million people in the U.S. live with major depressive disorder. It is estimated that roughly one-third of people living with major depressive disorder do not respond to available antidepressants.

NBI-1117568

NBI-1117568 is a first-in-class, orally active, highly selective investigational M4 agonist in development as a potential treatment for schizophrenia. As a selective M4 orthosteric agonist, NBI-1117568 offers the potential for a novel mechanism with an improved safety profile without the need of combination therapy to minimize off-target pharmacology-related side effects, while also not being dependent on the presence of acetylcholine for efficacy. Muscarinic receptors are central to brain function and validated as drug targets in psychosis and cognitive disorders. We acquired the global rights to NBI-1117568, excluding in Japan, from Nxera in 2021.

In August 2024, we announced positive top-line data from the Phase 2 clinical study of NBI-1117568 in adults with schizophrenia. The Phase 2 dose-finding study met its primary endpoint for the once-daily 20 mg dose, demonstrating a clinically meaningful and statistically significant reduction from baseline in the Positive and Negative Syndrome Scale (PANSS) total score at Week 6 (p=0.011 and effect size of 0.61). The once-daily 20 mg dose also demonstrated statistically significant improvement for additional endpoints, including improvement in the Clinical Global Impression of Severity (CGI-S) scale, Marder Factor Score – Positive Symptom Change, and Marder Factor Score - Negative Symptom Change. We expect to advance NBI-1117568 into Phase 3 development in the first half of 2025.

NBI-1070770

NBI-1070770 is a novel, selective, and orally active, negative allosteric modulator (NAM) of the NR2B subunit-containing N-methyl-D-aspartate (NMDA NR2B) receptor in development as a potential treatment for major depressive disorder. We acquired the global rights to NBI-1070770 from Takeda in 2020.

We have an ongoing Phase 2, multi-center, randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety, and tolerability of NBI-1070770 in adults with major depressive disorder.

Other Early-Stage Neuropsychiatry Programs

We have ongoing Phase 1 first-in-human clinical studies to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of investigational compounds NBI-1117570, NBI-1117567, NBI-1117569, and NBI-1065890 in healthy adult participants.

NBI-1117570, NBI-1117567 (M1 preferring), and NBI-1117569 (M4 preferring) are investigational, oral, muscarinic M1/M4 agonists being developed for the potential treatment of certain neuropsychiatric and neurological conditions. We acquired the global rights NBI-1117570, NBI-1117567, and NBI-1117569 from Nxera in 2021.

NBI-1065890 is an investigational, oral, selective VMAT2 inhibitor for the potential treatment of certain neuropsychiatric and neurological conditions. NBI-1065890 was discovered and is being developed internally at Neurocrine Biosciences.

Neurology

Valbenazine

We have an ongoing Phase 3 randomized, double-blind, placebo-controlled clinical study to evaluate the efficacy, safety, and tolerability of valbenazine for the treatment of dyskinetic cerebral palsy in pediatrics and adults. Dyskinetic cerebral palsy is a non-progressive, permanent disorder marked by involuntary movement and is a result of damage to the fetal or infant brain's basal ganglia. The basal ganglia are responsible for submitting messages to the body to help coordinate and control movements. When damaged, voluntary movements are compromised, resulting in involuntary and abnormal movements. It affects development and movement and has long term effects on patients' quality of life. The long-term outlook for patients with dyskinetic cerebral palsy will depend upon the severity of the brain damage and how well the treatment works. Dyskinetic cerebral palsy affects up to 15% of the estimated 500,000 to 1 million people affected by cerebral palsy in the U.S.

NBI-1076986

NBI-1076986 is an investigational, oral, muscarinic M4 selective acetylcholine antagonist for the potential treatment of certain movement disorders. NBI-1076986 was discovered and is being developed internally at Neurocrine Biosciences.

We have an ongoing Phase 1 first-in-human clinical study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of investigational compound NBI-1076986 in healthy adult participants.

Intellectual Property

We actively seek to protect our products, product candidates, and related inventions and improvements that we consider important to our business. We own a portfolio of U.S. and ex-U.S. patents and patent applications, and have also licensed rights to a number of U.S. and ex-U.S. patents and patent applications. Our owned and licensed patents and patent applications cover or relate to our products and product candidates, including certain formulations, uses to treat particular conditions, methods of administration, drug delivery technologies and delivery profiles, and methods of manufacturing.

Below is a description of the U.S. and ex-U.S. patents to INGREZZA and CRENESSITY:

- INGREZZA, our highly selective VMAT2 inhibitor approved in the U.S. for the treatment of tardive dyskinesia and of chorea associated with Huntington's disease, is covered by 22 issued, FDA Orange Book-listed U.S. patents which are set to expire between 2027 and 2040. Patent term extension corresponding to regulatory approval delay of 552 days has been received for U.S. Patent No. 8,039,627, which now expires in 2031 and covers valbenazine, the active pharmaceutical ingredient contained in INGREZZA. In 2023, we entered into settlement agreements resolving all patent litigation brought by us against the companies that filed ANDAs seeking approval to market generic versions of INGREZZA, and all cases have been dismissed. Pursuant to the terms of the respective settlement agreements, such companies have the right to sell generic versions of INGREZZA in the U.S. beginning March 1, 2038, or earlier under certain circumstances.

- CRENESSITY, a CRF1 receptor antagonist approved in the U.S. for the treatment of CAH in adults and children, is covered by U.S. patents among other patents set to expire between 2035 and 2041 (not including any potential patent term extensions), and pending patent applications, which, if issued, could expire at least as late as 2045.

We also own, or have licensed rights to, patents covering our other products and earlier stage product candidates. In addition to the potential patent term extensions referenced above, the products and product candidates in our pipeline may be subject to additional terms of exclusivity that we may obtain by future patent issuances.

Separately, the U.S., the EU, and Japan each provide data and marketing exclusivity for new medicinal compounds. If this protection is available, no competitor may use the original applicant's data as the basis of a generic marketing application during the period of data and marketing exclusivity, which is measured from the date of marketing approval by the FDA or corresponding foreign regulatory authority. This period of exclusivity is generally five years in the U.S., six years in Japan and eight years in the EU, with marketing exclusivity lasting an additional two years in the EU, except that for biologics, the period of exclusivity in the U.S. is 12 years under the Biologics Price Competition and Innovation Act. In addition, if granted orphan drug designation, certain of our product candidates, including, for example, crinecerfont, may also be eligible for marketing exclusivity in the U.S. for seven years and EU for 10 years.

Refer to Part I, Item 1A. Risk Factors for a discussion of the challenges we may face in obtaining or maintaining patent and/or trade secret protection and Note 15 to the consolidated financial statements for a description of our legal proceedings related to intellectual property matters.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our products and product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies.

Competition may also arise from, among other things, other drug development technologies, methods of preventing or reducing the incidence of disease, including vaccines, and new small molecule or other classes of therapeutic agents. Such developments by others (including the development of generic equivalents) may render our product candidates or technologies obsolete or noncompetitive.

- INGREZZA competes with AUSTEDO® (deutetrabenazine), marketed by Teva Pharmaceuticals Industries, for the treatment of tardive dyskinesia in adults and chorea associated with Huntington's disease. A once-daily dosing of AUSTEDO (AUSTEDO XR) was introduced in February 2023. Additionally, there are a number of commercially available medicines used to treat tardive dyskinesia off-label, such as XENAZINE® (tetrabenazine) and generic equivalents, and various antipsychotic medications (e.g., clozapine), anticholinergics, benzodiazepines (off-label), and botulinum toxin. In addition, there are several programs in clinical development by other companies targeting Huntington's disease.

- CRENESSITY competes with high dose corticosteroid monotherapy which is the current standard of care to both correct the endogenous cortisol deficiency as well as reduce the excessive adrenocorticotropic hormone levels for patients with CAH. In the U.S. alone, there are more than two dozen companies manufacturing steroid-based products. In addition, there are several programs in clinical development by other companies targeting CAH.

- Our investigational treatments for potential use in schizophrenia and depression may in the future compete with several development-stage programs being pursued by other companies. In addition, there are a number of different anti-psychotic and anti-depressant medications currently used in these patient populations.

- Our investigational treatments for potential use in neurology, neuroendocrinology and neuropsychiatry may in the future compete with numerous approved products and development-stage programs being pursued by several other companies.

Collaboration and License Agreements

Refer to Note 2 to the consolidated financial statements for more information on our significant collaboration and license agreements.

Government Regulation

Our business activities are subject to extensive regulation by the U.S. and other countries. Regulation by government authorities in the U.S. and foreign countries is a significant factor in the development, manufacture, distribution, tracking, marketing and sale of our proposed products and in our ongoing research and product development activities. All of our products in development will require regulatory approval by government agencies prior to commercialization. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

In addition, federal and state healthcare laws, and equivalent supranational and foreign laws, restrict business practices in the pharmaceutical industry. These laws include, without limitation, federal, state and foreign fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws and industry codes of conduct regarding payments or other items of value provided to healthcare providers. We have a comprehensive compliance program designed to ensure our business practices remain compliant.

The U.S. federal Anti-Kickback Statute and equivalent foreign laws makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under programs such as a federal healthcare program, such as Medicare or Medicaid in the U.S.

Federal and equivalent foreign civil and criminal false claims laws and the federal civil monetary penalties law and equivalent foreign laws, which prohibit among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed and knowingly making, or causing to be made, a false record or to avoid or decrease an obligation to pay money to the federal government.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services and equivalent foreign laws.

We may be subject to HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their privacy and security regulations, which impose certain obligations, including the adoption of administrative, physical and technical safeguards to protect individually identifiable health information on covered entities subject to HIPAA (i.e., health plans, healthcare clearinghouses and certain healthcare providers) and their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information as well as their covered subcontractors.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar healthcare statutes or regulations that may be broader in scope and may apply regardless of payor. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments. Similar laws exist in other countries, such as the United Kingdom (UK) or in EU member states, that restrict improper payments to public and private parties. Many countries have laws prohibiting these types of payments within the respective country. In addition to these anti-corruption laws, we are subject to import and export control laws, tariffs, trade barriers, economic sanctions, and regulatory limitations on our ability to operate in certain foreign markets.

Failure to comply with these laws, where applicable, can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal and equivalent foreign healthcare programs, and additional reporting requirements and regulatory oversight, any of which could adversely affect our ability to operate our business and our results of operations.

Development and Marketing Approval for Products

Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and efficacy of a product. Drug developers submit the results of preclinical studies to the FDA as a part of an investigational new drug application (IND) and to equivalent foreign authorities before clinical trials can begin in humans. Typically, clinical evaluation involves a time consuming and costly multi-phase process.

Phase 1	Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetic properties of the product in human volunteers or in patients with the target disease.
Phase 2	Clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.
Phase 3	Larger, multi-center, comparative clinical trials are conducted with patients afflicted with a specific disease in order to determine safety and efficacy as primary support for regulatory approval by the FDA, the European Commission, or equivalent foreign authorities, to market a product candidate for a specific disease.

The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the U.S. and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the patient. Institutional Review Boards, Institutional Ethics Committees and Data Safety Monitoring Boards also closely monitor the conduct of our trials and may also place holds on our clinical trials or recommend that we voluntarily do so. Clinical trials conducted in foreign countries are also subject to oversight by regulatory authorities in those countries.

Once Phase 3 trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA in the form of a new drug application (NDA) for approval to commence commercial sales. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act (PDUFA), the FDA has a goal of 10 months from the date of filing of a standard NDA for a new molecular entity to review and act on the submission. The FDA generally has a six-month review goal of priority NDAs.

In addition, under the Pediatric Research Equity Act of 2003 as amended and reauthorized, certain applications or supplements to an application must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy to ensure that the benefits of the drug outweigh its risks. The risk evaluation and mitigation strategy could include medication guides, physician communication plans, assessment plans and/or additional elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with Good Clinical Practice (GCP) requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the application and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a risk evaluation and mitigation strategy, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

We will also have to complete an approval process similar to that in the U.S. in order to commercialize our product candidates in each foreign country. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the U.S., except for a certain limited number of drugs sold to certain Medicare beneficiaries beginning in 2023. The resulting prices may not be sufficient to generate an acceptable return to us or our corporate collaborators.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S., or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the U.S. will be sufficient to offset the costs of developing and making the drug available in the U.S. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If the FDA approves a sponsor's marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor's marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor's orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
- fines, warning letters or holds on post-approval clinical trials;
- refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
- product seizure or detention, or refusal to permit the import or export of products; or
- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indication(s) and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting pre-approval promotion of investigational drugs, as well as the promotion of off-label uses of approved drugs, and a company may be subject to significant liability. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. The FDA does not regulate behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and other countries, sales of any products for which we receive regulatory approval will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such drug products.

In the U.S., third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. No uniform policy for coverage and reimbursement exists in the U.S., and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained in the first instance or applied consistently.

Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services, in addition to questioning their safety, efficacy and clinical appropriateness. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our products or product candidates, including INGREZZA, may not be considered medically necessary or cost-effective.

Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party payor reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The marketability of any product or product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform Measures

The U.S. and some foreign jurisdictions have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. In the U.S., the pharmaceutical industry and the cost of prescription drugs has been a continuous focus of these efforts and has been significantly affected by major legislative initiatives.

Most recently, in August 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law, which, among other things, (1) directs the Secretary of the U.S. Department of Health and Human Services (HHS) to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, (2) redesigns the Medicare Part D prescription drug benefit to lower patient out-of-pocket costs and increase manufacturer liability and (3) requires drug manufacturers to pay rebates on drugs whose prices increase greater than the rate of inflation. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in the ACA marketplaces through plan year 2025 and eliminated the "donut hole" under the Medicare Part D program in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost to $2,000 through a newly established manufacturer discount program. These provisions took effect progressively starting in 2023. On August 15, 2024, HHS announced the negotiated prices of the first 10 drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On January 17, 2025, HHS announced its selection of fifteen additional drugs covered under Part D for negotiation in 2025 (for initial price applicability year 2027). Certain high-expenditure Part B and Part D drugs/biologics will be selected for negotiation in 2026 (for initial price applicability year 2028) and annually thereafter. AUSTEDO and AUSTEDO XR, marketed by Teva Pharmaceuticals Industries, have been selected for the Medicare drug negotiation program in 2025 (for initial price applicability year 2027). If the negotiation program results in a decrease in the price of AUSTEDO or AUSTEDO XR, it may result in increased competitive pressure on INGREZZA. The overall impact of any potential negotiated priced reduction of AUSTEDO or AUSTEDO XR on INGREZZA revenues is inherently uncertain and difficult to predict.

While the Medicare drug negotiation program targets high-expenditure drugs/biologics that have been on the market for several years without generic or biosimilar competition, we were notified in January 2025 that INGREZZA qualifies for the small biotech exception, which provides an exemption from selection for price negotiation until 2027 (for initial price applicability year 2029, pursuant to which negotiated pricing would go into effect, if selected).

Additionally, on January 1, 2025, the Centers for Medicare & Medicaid Services (CMS) implemented those provisions of the IRA establishing a new Medicare Part D manufacturer discount program. Under this discount program and subject to certain exceptions, manufacturers must give a 10 percent discount on Part D program drugs in the initial coverage phase, and a 20 percent discount on Part D drugs when the beneficiary enters the catastrophic coverage phase (the phase after the patient incurs costs above the initial phase out-of-pocket threshold, which is $2,000). However, the IRA allows the 10 and 20 percent discounts to be phased in over a multi-year period for "specified manufacturers" and "specified small manufacturers". During this phase-in period, such manufacturers would pay a lower percentage discount on Medicare Part D program drugs. In April 2024, the Company was notified by CMS that it qualified as a "specified small manufacturer" and will receive the discount phase-in discussed above for INGREZZA. INGREZZA is reimbursed under Medicare Part D, and increased discounts could impact INGREZZA revenues, while also having an industry-wide impact on the cost of other Part D program drugs such as AUSTEDO and AUSTEDO XR. The overall impact on INGREZZA revenues is inherently uncertain and difficult to predict and we are still evaluating the potential impact of this discount program and our designation as a "specified small manufacturer."

Our designation as a "specified small manufacturer" under the new Medicare Part D manufacturer discount program and INGREZZA's qualification for the small biotech exception for purposes of the Medicare drug price negotiation program are subject to various requirements and there is no assurance that we will continue to qualify for these exemptions in the future. The loss or potential loss of these exemptions, including as a result of a third party acquiring us, could have an adverse impact on our business.

The most significant prior revisions to federal law governing the pharmaceutical industry and prescription drug pricing were enacted through the March 2010 Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA). This law was intended to broaden access to health insurance by reducing the number of uninsured persons, reducing or constraining the growth of healthcare spending, enhancing remedies against fraud and abuse, adding transparency requirements for the healthcare and health insurance industries, imposing taxes and fees on the health industry and imposing additional health policy reforms.

We expect that these health reform measures may result in more rigorous coverage criteria and lower reimbursement for prescription drugs, as well as result in additional downward pressure on any price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private third-party payors.

Other significant legislative changes impacting the pharmaceutical industry and prescription drug pricing have been adopted since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments, including the Investment and Jobs Act, will remain in effect through 2032.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to examine and/or control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida's Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the U.S. or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. Further, certain states through legislation have created a state prescription drug affordability board (PDAB) to help control costs of drugs for that state. The functions of the PDABs vary by state, and may include among others, negotiating the price the state pays for certain drugs, recommending or setting upper limits on drug prices, performing drug affordability reviews, and advising state lawmakers on additional ways to reduce the state's drug spending. It is possible that the actions taken by the PDABs may result in lower prices for certain drug products sold in their states.

Proposed Healthcare Reform Measures

The U.S. and some foreign jurisdictions are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and may be significantly affected by major legislative initiatives.

We are currently unable to predict what other additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business, particularly in light of the recent U.S. Presidential and Congressional elections.

Regulation and Procedures Governing Approval of Medicinal Products in the EU

To market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally aligns with the requirements in the U.S. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP and in a GMP licensed facility, which can be subject to GMP inspections.

Clinical Trials in the EU

In the EU, the Clinical Trials Regulation (EU) No 536/2014 (CTR) entered into application on January 31, 2022 and became effective for all clinical trials on January 31, 2025, repealing and replacing the former Clinical Trials Directive 2001/20 (CTD). The regulation introduces a streamlined application procedure via a single entry point, the "EU portal", the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts.

Marketing Authorizations

In the EU, medicinal products can only be commercialized after a related marketing authorization (MA) has been granted. To obtain an MA for a product in the EU, an applicant must submit a marketing authorization application (MAA) either under a centralized procedure administered by the EMA or one of the procedures administered by the competent authorities of EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid throughout the European Economic Area (which is comprised of the 27 EU Member States plus Norway, Iceland and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Accelerated assessment may be granted by the EMA's Committee for Medicinal Products for Human Use (CHMP) in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five-year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator's data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Orphan Designation and related Exclusivity in the EU

In the EU, Regulation (EC) No. 141/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than five in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination.

Post-Authorization Obligations in the EU

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the U.S., both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States' laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another.

Brexit and the Regulatory Framework in the UK

The UK's withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency (MHRA) is now the UK's standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the EU. Northern Ireland continues to follow the EU regulatory rules.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the CTD, as implemented into UK national law through secondary legislation. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. This legislation includes procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures (IRP) which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may rely on the IRP when reviewing certain types of marketing authorization applications. There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU but have been tailored for the market.

Human Capital

Our Employees

We have grown to a team of approximately 1,800 employees as of December 31, 2024, primarily employed in the U.S. Our highly qualified and experienced team, which includes scientists, physicians, and professionals across sales, marketing, manufacturing, regulatory, finance, and other essential functions are critical to our success. We also leverage temporary workers to provide flexibility for our business needs. During 2024, we added more than 400 new employees to our team.

We expect to add additional employees in 2025 with a focus on expanding our research and development organization. We continually evaluate our business needs and opportunities and balance in-house with external expertise and capacity. Currently, we rely on third-party contract manufacturers.

Our Culture

The success of our human capital management investments is evidenced by our low employee turnover, a number which is regularly reviewed by our Board of Directors as part of their oversight of our human capital strategy. In recognition of our efforts, in 2024, we were ranked #7 in Fortune Best Workplaces in Biopharma™ and named Company of the Year: Specialty Pharma/Biotech in the PM360 Trailblazer Awards.

Employee Engagement, Talent Development & Benefits

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including healthcare, retirement planning and paid time off. As part of our promotion and retention efforts, we also invest in ongoing leadership development programs as well as offer tuition reimbursement. In addition, we regularly conduct employee surveys to gauge employee engagement and identify areas of focus.

Diversity & Inclusion

Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives a diverse workforce brings, and we pride ourselves on having a strong, inclusive and positive culture based on our shared mission and values.

Corporate Information

We were originally incorporated in California in January 1992 and reincorporated in Delaware in May 1996. Our principal executive offices are located at 6027 Edgewood Bend Court, San Diego, California 92130. Our telephone number is (858) 617-7600.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at *www.neurocrine.com*, as soon as reasonably practicable after such reports are available on the Securities and Exchange Commission (SEC) website at *www.sec.gov*. Additionally, copies of our Annual Report will be made available, free of charge, upon written request. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

The following information sets forth risk factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report on Form 10-K and those we may make from time to time. If any of the following risks actually occur, our business, operating results, prospects or financial condition could be harmed. Additional risks not presently known to us, or that we currently deem immaterial, may also affect our business operations.

Summary Risk Factors

We face risks and uncertainties related to our business, many of which are beyond our control. In particular, risks associated with our business include:

- We may not be able to continue to successfully commercialize INGREZZA or any of our product candidates if they are approved in the future.
- We may not be able to successfully launch CRENESSITY.
- If physicians and patients do not continue to accept INGREZZA or do not accept CRENESSITY, or our sales and marketing efforts are not effective, we may not generate sufficient revenue.
- We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced.
- Government and third-party payors may impose sales and pharmaceutical pricing controls on our products, or limit coverage and/or reimbursement for our products or impose policies and/or make decisions regarding the status of our products that could limit our product revenues and delay sustained profitability.
- Because the development of our product candidates is subject to a substantial degree of technological uncertainty, we may not succeed in developing any of our product candidates.
- Our clinical trials may be delayed for safety or other reasons, or fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.
- Enacted healthcare reform, drug pricing measures and other recent legislative initiatives, including the Inflation Reduction Act of 2022, could adversely affect our business.
- We have increased the size of our organization and will need to continue to increase the size of our organization. We may encounter difficulties with managing our growth, which could adversely affect our results of operations.
- We are transforming our research and development strategies to include the development of biologics, which requires substantial investment, including in personnel and facilities. We may encounter difficulties as we expand and may fail to successfully develop or commercialize our biologic product candidates, which could adversely affect our results of operations.

- If we are unable to retain and recruit qualified scientists and other employees or if any of our key senior executives discontinues his or her employment with us, it may delay our development efforts or impact our commercialization of INGREZZA, CRENESSITY, or any product candidate approved by the FDA in the future.

- Use of our approved products or those of our collaborators could be associated with side effects or adverse events.

- We currently depend on a limited number of third-party suppliers. The loss of these suppliers, or delays or problems in the supply of INGREZZA, CRENESSITY, or our product candidates, could materially and adversely affect our ability to successfully develop or commercialize INGREZZA, CRENESSITY, or any of our product candidates.

- We currently have no manufacturing capabilities. If third-party manufacturers of INGREZZA, CRENESSITY, or any of our product candidates fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our ability to commercialize existing products, conduct clinical trials and develop new products could be impaired and our costs may rise.

- We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates.

- We license some of our core technologies and drug candidates from third parties. If we default on any of our obligations under those licenses, or violate the terms of these licenses, we could lose our rights to those technologies and drug candidates or be forced to pay damages.

- If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our products.

- Our customers are concentrated and therefore the loss of a significant customer may harm our business.

- We may need additional capital in the future. If we cannot raise additional funding, we may be unable to fund our business plan and our future research, development, commercial and manufacturing efforts.

- We expect to increase our expenses for the foreseeable future, and we may not be able to sustain growth and profitability.

Risks Related to Our Company

We may not be able to continue to successfully commercialize INGREZZA or any of our product candidates if they are approved in the future.

We launched INGREZZA in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of chorea associated with Huntington's disease in August 2023. Our ability to produce INGREZZA revenues consistent with expectations ultimately depends on our ability to continue to successfully commercialize INGREZZA and secure and maintain adequate third-party reimbursement. Our experience in marketing and selling pharmaceutical products began with INGREZZA's approval in 2017, when we hired our sales force and established our distribution and reimbursement capabilities, all of which are necessary to successfully commercialize our current and future products. We have continued to invest in our commercial infrastructure and distribution capabilities, including the recent expansion of our psychiatry and long-term care sales teams for INGREZZA in September 2024. While our team members and consultants have experience marketing and selling pharmaceutical products, we may face difficulties related to managing the rapid growth of our personnel and infrastructure, and there can be no guarantee that we will be able to maintain the personnel, systems, arrangements and capabilities necessary to continue to successfully commercialize INGREZZA or any product candidate approved by the FDA, or equivalent foreign authorities, in the future.

We may not be able to successfully launch CRENESSITY.

In December 2024, we announced FDA approval and launched CRENESSITY capsules and oral solution as an adjunctive treatment to glucocorticoid replacement to control androgens in adult and pediatric patients four years of age and older with classic CAH. We have also established our commercial team and hired our U.S. sales force for CRENESSITY. The successful commercial launch of CRENESSITY depends on the extent to which patients and physicians accept and adopt CRENESSITY as a treatment for CAH, and we do not know whether our expectations or estimates in this regard, or those of investors or securities analysts, will be accurate. Physicians may not prescribe CRENESSITY and patients may be unwilling to use CRENESSITY. In addition, patients may be unwilling to use CRENESSITY if reimbursement is not provided or reimbursement is inadequate to cover a significant portion of the cost to the patient. CRENESSITY is a first-in-class therapy for children and adults with classic CAH and will therefore require us to expend substantial time and resources to educate physicians and other healthcare providers about the benefits of CRENESSITY. If we are unable to provide our sales force with effective materials, including medical and sales literature to help them inform and educate potential customers about the benefits of CRENESSITY, our efforts to commercialize CRENESSITY may not be successful. Further, any negative publicity related to CRENESSITY, or negative development for CRENESSITY in our post-marketing commitments or in regulatory processes in other jurisdictions, may adversely impact the potential of CRENESSITY and our commercial results. If the commercialization of CRENESSITY and future sales are less successful than anticipated by us or our investors or securities analysts, our stock price could decline and our business may be harmed.

If physicians and patients do not continue to accept INGREZZA or do not accept CRENESSITY, or our sales and marketing efforts are not effective, we may not generate sufficient revenue.

The commercial success of INGREZZA and CRENESSITY will depend upon the acceptance of these products as safe and effective by the medical community and patients.

The market acceptance of INGREZZA and CRENESSITY could be affected by a number of factors, including:

- the timing of receipt of marketing approvals for additional indications;
- the safety and efficacy of the products;
- the pricing of these products;
- the availability of healthcare payor coverage and adequate reimbursement for the products;
- public perception regarding of these products;
- the success of existing competitor products addressing our target markets or the emergence of equivalent or superior products; and
- the cost-effectiveness of the products.

If the medical community, patients and payors do not continue to accept our products as being safe, effective, superior and/or cost effective, we may not generate sufficient revenue.

We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced.

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our products and product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies.

Competition may also arise from, among other things:

- other drug development technologies;
- methods of preventing or reducing the incidence of disease, including vaccines; and
- new small molecule or other classes of therapeutic agents.

Developments by others (including the development of generic equivalents) may render our product candidates or technologies obsolete or noncompetitive.

We are commercializing and performing research on or developing products for the treatment of several disorders, including tardive dyskinesia, chorea associated with Huntington's disease, classic congenital adrenal hyperplasia, uterine fibroids, endometriosis, pain, Parkinson's disease, schizophrenia, epilepsy, and other neurology, neuroendocrinology, and neuropsychiatry-related diseases and disorders, and there are a number of competitors to our products and product candidates. If one or more of our competitors' products or programs are successful (including the development of generic equivalents), the market for our products may be reduced or eliminated.

- INGREZZA competes with AUSTEDO® (deutetrabenazine), marketed by Teva Pharmaceuticals Industries, for the treatment of tardive dyskinesia in adults and chorea associated with Huntington's disease. A once-daily dosing of AUSTEDO (AUSTEDO XR) was introduced in February 2023. Additionally, there are a number of commercially available medicines used to treat tardive dyskinesia off-label, such as XENAZINE® (tetrabenazine) and generic equivalents, and various antipsychotic medications (e.g., clozapine), anticholinergics, benzodiazepines (off-label), and botulinum toxin. In addition, there are several programs in clinical development by other companies targeting Huntington's disease.

- CRENESSITY competes with high dose corticosteroid monotherapy which is the current standard of care to both correct the endogenous cortisol deficiency as well as reduce the excessive adrenocorticotropic hormone levels for patients with CAH. In the U.S. alone, there are more than two dozen companies manufacturing steroid-based products. In addition, there are several programs in clinical development by other companies targeting CAH.

- Our investigational treatments for potential use in schizophrenia and depression may in the future compete with several development-stage programs being pursued by other companies. In addition, there are a number of different anti-psychotic and anti-depressant medications currently used in these patient populations.

- Our investigational treatments for potential use in neurology, neuroendocrinology and neuropsychiatry may in the future compete with numerous approved products and development-stage programs being pursued by several other companies.

Compared to us, many of our competitors and potential competitors have substantially greater:

- capital resources;
- sales and marketing experience;
- research and development resources, including personnel and technology;
- regulatory experience;
- preclinical study and clinical testing experience;
- manufacturing, marketing and distribution experience; and
- production facilities.

Moreover, increased competition in certain disorders or therapies may make it more difficult for us to recruit or enroll patients in our clinical trials for similar disorders or therapies.

Government and third-party payors may impose sales and pharmaceutical pricing controls on our products or limit coverage and/or reimbursement for our products or impose policies and/or make decisions regarding the status of our products that could limit our product revenues and delay sustained profitability.

Our ability to continue to commercialize INGREZZA and successfully launch and commercialize CRENESSITY will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare and the price of prescription drugs through various means may impact our revenues. These payors' efforts could decrease the price that we receive for any products we may develop and sell in the future.

Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the out-of-pocket cost of our products. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available regardless of whether they are approved by the FDA for that particular use. Coverage decisions by payors for our competitors' products may also impact coverage for our products.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, communications from government officials, media outlets, and others regarding healthcare costs and pharmaceutical pricing could have a negative impact on our stock price, even if such communications do not ultimately impact coverage or reimbursement decisions for our products.

There may also be significant delays in obtaining coverage and reimbursement for newly approved drugs or indications, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. In addition, we could also be subject to amendments in our rebate agreements with pharmaceutical benefit managers that require us to pay larger rebate amounts or modify our formulary position, which could have a material adverse effect on our business. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. For example, government authorities could make a decision that adversely impacts the status of one of our products, which could impact the eligibility and/or the amount of government reimbursement for that product.

As a pharmaceutical manufacturer, we are subject to various federal statutes and regulations requiring the reporting of price data and the subsequent provision of concessions to certain purchasers/payors, including state Medicaid programs. Federal agencies issue guidance to manufacturers related to the interpretation of laws and regulations, and this guidance has changed and may change or be updated over time. In interpreting these laws, regulations and guidance, manufacturers may make reasonable assumptions to fill gaps, and these reasonable assumptions may need to be updated upon issuance of additional agency guidance.

If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may be unable to successfully commercialize INGREZZA, CRENESSITY, or any of our product candidates for which we obtain marketing approval in the future. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. Further, a majority of our current revenue is derived from federal healthcare program payors, including Medicare and Medicaid. Thus, changes in government reimbursement policies, government negotiation of the price of any of products, reductions in payments and/or our suspension or exclusion from participation in federal healthcare programs could have a material adverse effect on our business.

Further, the use of physician telehealth services has continued to increase, fueled by an unprecedented expansion of coverage and reimbursement for telehealth services across public and private insurers. The limitations that telehealth places on the ability to conduct a thorough physical examination may impact the ability of providers to screen for tardive dyskinesia or chorea associated with Huntington's disease, leading to fewer patients being diagnosed and/or treated.

Outside the U.S., reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. The EU provides options for EU Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

To obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. The Health Technology Assessment (HTA) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. If we are unable to obtain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

Legislators, policymakers, and payors may continue to propose and implement cost-containing measures to keep healthcare costs down. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of countries use prices for medicinal products established in other countries as "reference prices" to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere, including in the U.S.

Because the development of our product candidates is subject to a substantial degree of technological uncertainty, we may not succeed in developing any of our product candidates.

Only a small number of research and development programs ultimately result in commercially successful drugs.

Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. These reasons include the possibilities that the potential products may:

- be found ineffective or cause harmful side effects during preclinical studies or clinical trials;
- fail to receive necessary regulatory approvals on a timely basis or at all;
- be precluded from commercialization by proprietary rights of third parties;
- be difficult to manufacture on a large scale; or
- be uneconomical to commercialize or fail to achieve market acceptance.

If any of our product candidates encounters any of these potential problems, we may never successfully market that product candidate.

Our clinical trials may be delayed for safety or other reasons, or fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

Before obtaining regulatory approval for the sale of any of our potential products, we must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Clinical trials are expensive, time consuming and may take years to complete and the outcomes are uncertain.

In connection with the clinical trials of our product candidates, we face the risks that:

- the FDA or similar foreign regulatory authority may not allow an IND or foreign equivalent filings required to initiate human clinical studies for our drug candidates or the FDA or similar foreign regulatory authorities may require additional preclinical studies as a condition of the initiation of Phase 1 clinical studies, or additional clinical studies for progression from Phase 1 to Phase 2, or Phase 2 to Phase 3, or for NDA approval;
- the product candidate may not prove to be effective or as effective as other competing product candidates;
- we may discover that a product candidate may cause harmful side effects or results of required toxicology or other studies may not be acceptable to the FDA or similar foreign regulatory authorities;

- clinical trial results may not replicate the results of previous trials;

- we or the FDA or similar foreign regulatory authorities may suspend or vary the trials;

- the results may not be statistically significant;

- clinical site initiation or patient recruitment and enrollment may be slower or more difficult than expected;

- the FDA or similar foreign regulatory authorities may not accept the data from any trial or trial site outside of the U.S.;

- a study is compromised due to patients dropping out and not completing the trials;

- unforeseen disruptions or delays may occur, caused by man-made or natural disasters, public health pandemics or epidemics, armed conflicts, trade restrictions or other business interruptions; and

- regulatory requirements may change.

These risks and uncertainties impact all of our clinical programs and any of the clinical, regulatory or operational events described above could change our planned clinical and regulatory activities. Geopolitical tensions could also affect our ability to obtain supplies of our investigational products, which could cause delays or otherwise disrupt our clinical trials and research and development efforts. Some of our suppliers and research collaborators are located in China, exposing us to the possibility of supply disruption in the event of changes to the laws, rules, regulations, and policies of the governments of the U.S. or China. Any such changes to laws or the adoption of tariffs or other restrictions could impact our ability to contract with certain Chinese biotechnology companies, cause delays, or have other adverse effects on the development of certain of our research programs.

In addition, late-stage clinical trials are often conducted with patients having the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested but which can nevertheless adversely affect clinical trial conduct, completion and results. Any failure or substantial delay in completing clinical trials for our product candidates may severely harm our business.

Even if the clinical trials are successfully completed, we cannot guarantee that the FDA or similar foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. The FDA and similar foreign regulatory authorities have substantial discretion in the approval process and may either refuse to accept an application for substantive review or may form the opinion after review of an application that the application is insufficient to allow approval of a product candidate. To the extent that the FDA or similar foreign regulatory authorities do not accept our application for review or approve our application, we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Depending on the extent of these additional trials or any other studies that might be required, approval of any applications that we submit may be significantly delayed. It is also possible that any such additional studies, if performed and completed, may not be considered sufficient by the FDA or similar foreign regulatory authorities and we may be forced to delay or abandon our applications for approval.

We have increased the size of our organization and will need to continue to increase the size of our organization. We may encounter difficulties with managing our growth, which could adversely affect our results of operations.

Since 2017, our number of full-time employees has grown from approximately 200 to 1,800 as of December 31, 2024. Although we have substantially increased the size of our organization, we may need to add additional qualified personnel and resources, especially with the recent increase in the size of our sales force. Our current infrastructure may be inadequate to support our development and commercialization efforts and expected growth. Future growth will impose significant added responsibilities on our organization, including the need to identify, recruit, maintain and integrate additional employees and implement and expand managerial, operational and financial systems and may be costly and take time away from running other aspects of our business, including development and commercialization of our product candidates. For example, we implemented a new company-wide enterprise resource planning (ERP) system in 2024 to streamline certain existing business, operational, and financial processes. This project has required and may continue to require investment of capital and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Any deficiencies in the design of the ERP system could adversely affect the effectiveness of our internal control over financial reporting or our ability to accurately maintain our books and records, provide accurate, timely and reliable reports on our financial and operating results, or otherwise operate our business. Any of these consequences could have an adverse effect on our results of operations and financial condition.

Our future financial performance and our ability to commercialize INGREZZA, CRENESSITY, or any of our product candidates that receive regulatory approval in the future, will partially depend on our ability to manage any future growth effectively. In particular, as we commercialize INGREZZA and CRENESSITY, we will need to support the training and ongoing activities of our sales force and will likely need to continue to expand the size of our employee base for managerial, operational, financial and other resources. To that end, we must be able to successfully:

- manage our development efforts effectively;
- integrate additional management, administrative and manufacturing personnel;
- further develop our marketing and sales organization;
- compensate our employees on adequate terms in an increasingly competitive, inflationary market;
- attract and retain personnel; and
- maintain sufficient administrative, accounting and management information systems and controls.

We may not be able to accomplish these tasks or successfully manage our operations and, accordingly, may not achieve our research, development and commercialization goals. Our failure to accomplish any of these goals could harm our financial results and prospects.

We are transforming our research and development strategies to include the development of biologics, which requires substantial investment, including in personnel and facilities. We may encounter difficulties as we expand and may fail to successfully develop or commercialize our biologic product candidates, which could adversely affect our results of operations.

We are transforming our research and development strategies to include the development of biologics, including peptides, antibodies and gene therapies. As a company, we do not have experience successfully developing and commercializing biologics and our current infrastructure may be inadequate to support the expected growth and transformation of processes, personnel, and technologies required for these new programs. We have hired employees with expertise in these modalities, but we will need to hire additional qualified personnel and expand our management, administrative, and manufacturing functions to support the research and development organization. If we are unable to identify, recruit and integrate additional employees with the requisite skills, or effectively manage our transformation activities, the development of our biologic product candidates may not be successful, or be delayed or paused indefinitely. Additionally, the manufacture of biologics is more complex than the manufacture of small molecule therapies. We may encounter delays in production and delivery of our biologic product candidates by our third-party manufacturers or other vendors, which would result in corresponding delays to our development and commercialization of such biologic candidates. In addition, the regulatory requirements in the United States and in other countries governing biologics are evolving and the FDA or comparable foreign regulatory authorities may change the requirements, or identify different regulatory pathways, for approval for any of our biologic candidates. As a result, we may be required to change our regulatory strategy or to modify our applications for regulatory approval, which could delay and impair our ability to complete the preclinical and clinical development and manufacture of, and obtain regulatory approval for, our biologic candidates. We have made, and expect to continue making, substantial investments in our research and development personnel and facilities, as well in external innovation to support our expansion into the development of our biologics. If any of these risks occur and we fail to successfully develop or commercialize our biologic product candidates, we may not realize a return on our investments which could have an adverse effect on our results of operations and financial condition.

If we are unable to retain and recruit qualified scientists and other employees or if any of our key senior executives discontinues his or her employment with us, it may delay our development efforts or impact our commercialization of INGREZZA, CRENESSITY, or any product candidate approved by the FDA in the future.

We are highly dependent on the principal members of our management, commercial and scientific staff. The loss of any of these people could impede the achievement of our objectives, including the successful commercialization of INGREZZA, the launch of CRENESSITY, or the commercialization of any product candidate approved by the FDA in the future. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future, along with personnel with experience marketing and selling pharmaceutical products, is critical to our success. We may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists and individuals with experience marketing and selling pharmaceutical products. We may face particular retention challenges in light of the recent rapid growth in our personnel and infrastructure and the perceived impact of those changes upon our corporate culture. In addition, we rely on a significant number of consultants to assist us in formulating our research and development strategy and our commercialization strategy. Our consultants may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us.

On October 11, 2024, Kevin Gorman, Ph.D., retired as the Company's President and Chief Executive Officer and Kyle Gano, Ph.D., formerly our Chief Business Development and Strategy Officer, succeeded Dr. Gorman in the CEO role. Dr. Gano also joined our Board of Directors effective as of October 11, 2024. Dr. Gorman founded Neurocrine in 1992 and has held numerous positions across the Company, including Chief Operating Officer, Chief Business Officer, and Senior Vice President of Business Development, before being appointed CEO in 2008. Dr. Gano was appointed Neurocrine's Chief Business Development Officer in 2011, and Chief Business Development and Strategy Officer in 2020, and is responsible for all of Neurocrine's business and corporate development activities. Our Board of Directors worked closely with Dr. Gorman on succession planning and believes Dr. Gano and the senior leadership team are well-positioned to continue to execute our strategy. Although Dr. Gorman will continue to serve on our Board of Directors and provide strategic direction to the Company, this leadership transition may be viewed negatively by investors, our strategic partners, or other stakeholders. Further, if the transition is not managed effectively, it could disrupt our operations and impact our financial condition and results.

Use of our approved products or those of our collaborators could be associated with side effects or adverse events.

As with most pharmaceutical products, use of our approved products or those of our collaborators could be associated with side effects or adverse events which can vary in severity (from minor adverse reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our products or those of our collaborators may be observed at any time, including after a product is commercialized, and reports of any such side effects or adverse events may negatively impact demand for our or our collaborators' products or affect our or our collaborators' ability to maintain regulatory approval for such products. Side effects or other safety issues associated with the use of our approved products or those of our collaborators could require us or our collaborators to modify or halt commercialization of these products or expose us to product liability lawsuits which will harm our business. We or our collaborators may be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of our products which we have not planned or anticipated. Furthermore, there can be no assurance that we or our collaborators will resolve any issues related to any product related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

We currently depend on a limited number of third-party suppliers. The loss of these suppliers, or delays or problems in the supply of INGREZZA, CRENESSITY, or our product candidates, could materially and adversely affect our ability to successfully develop or commercialize INGREZZA, CRENESSITY, or any of our product candidates.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of process controls required to consistently produce the active pharmaceutical ingredients (API), the finished drug product and packaging in sufficient quantities while meeting detailed product specifications on a repeated basis. Manufacturers of pharmaceutical products may encounter difficulties in production, such as difficulties with production costs and yields, process controls and validation, quality control and quality assurance, including testing of stability, impurities and impurity levels and other product specifications by validated test methods, compliance with strictly enforced U.S., state and non-U.S. regulations, and disruptions or delays caused by man-made or natural disasters, public health pandemics or epidemics, armed conflicts, trade restrictions, or other business interruptions. We depend on a limited number of suppliers for the production (including API) of INGREZZA, CRENESSITY and our product candidates and for the packaging of INGREZZA and CRENESSITY. If our third-party suppliers for INGREZZA, CRENESSITY, or any of our product candidates encounter these or any other manufacturing, quality or compliance difficulties, our ability to successfully develop or commercialize INGREZZA, CRENESSITY, or any of our product candidates could be materially and adversely affected.

In addition, if our suppliers fail or refuse to supply us with INGREZZA, CRENESSITY, or any of our product candidates, or their APIs for any reason, or terminate our supply agreements or do not perform as agreed, it would take a significant amount of time and expense to qualify a new supplier. The FDA and similar foreign regulatory authorities must approve manufacturers of the active and inactive pharmaceutical ingredients and certain packaging materials used in pharmaceutical products. The loss of a supplier could require us to obtain regulatory clearance and to incur validation and other costs associated with the transfer of the API or product manufacturing processes. If there are delays in qualifying new suppliers or facilities or if a new supplier is unable to meet FDA or a similar foreign regulatory authority's requirements for approval, there could be a shortage of INGREZZA, CRENESSITY, or any of our product candidates, which could materially and adversely affect our ability to successfully develop or commercialize INGREZZA, CRENESSITY, or any of our product candidates.

We currently have no manufacturing capabilities. If third-party manufacturers of INGREZZA, CRENESSITY, or any of our product candidates fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our ability to commercialize existing products, conduct clinical trials and develop new products could be impaired and our costs may rise.

We have in the past utilized, and intend to continue to utilize, third-party manufacturers to produce the drug compounds we use in our clinical trials and for the commercialization of our products. We have limited experience in manufacturing products for commercial purposes and do not currently have any manufacturing facilities. Establishing internal commercial manufacturing capabilities would require significant time and resources, and we may not be able to timely or successfully establish such capabilities. Consequently, we depend on, and will continue to depend on, several contract manufacturers for all production of products for development and commercial purposes, including INGREZZA and CRENESSITY. If we are unable to obtain or retain third-party manufacturers, we will not be able to develop or commercialize our products, including INGREZZA and CRENESSITY. The manufacture of our products for clinical trials and commercial purposes is subject to specific FDA and equivalent foreign regulations, including current Good Manufacturing Practice regulations. Our third-party manufacturers might not comply with FDA or equivalent foreign regulations relating to manufacturing our products for clinical trials and commercial purposes or other regulatory requirements now or in the future. Our reliance on contract manufacturers also exposes us to the following risks:

- contract manufacturers may encounter difficulties in achieving volume production, quality control or quality assurance, and also may experience shortages in qualified personnel or materials and ingredients necessary to conduct their operations. As a result, our contract manufacturers might not be able to meet our clinical schedules or adequately manufacture our products in commercial quantities when required;

- switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly on acceptable terms, or at all;

- our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store or distribute our products; and

- drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration, equivalent foreign regulatory authorities, and other agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. Any delay, interruption, or other issue that arises in the manufacture of our products or product candidates as a result of a failure of a third-party manufacturer to pass regulatory inspections or maintain cGMP compliance could significantly impair our ability to develop, obtain approval for, or successfully commercialize our products.

Our current dependence upon third parties for the manufacture of our products may reduce our profit margin, if any, on the sale of INGREZZA, CRENESSITY, or our future products and our ability to develop and deliver products on a timely and competitive basis.

We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates.

We depend on our current collaborators for the development and commercialization of several of our products and product candidates and may need to enter into future collaborations to develop and commercialize certain of our product candidates. For example, we depend on AbbVie for the manufacture and commercialization of ORILISSA and ORIAHNN and for the continued development of elagolix. We collaborate with MTPC for the commercialization of DYSVAL in Japan and for the continued development and commercialization of valbenazine for movement disorders in other select Asian markets. Some of our other collaborators include Nxera Pharma UK Limited (formerly Sosei Heptares), Takeda Pharmaceutical Company Limited, Voyager Therapeutics, Inc., and Xenon Pharmaceuticals, Inc.

Our current and future collaborations and licenses could subject us to a number of risks, including:

- strategic collaborators may sell, transfer or divest assets or programs related to our partnered product or product candidates;

- we may be required to undertake the expenditure of substantial operational, financial and management resources;

- we may be required to assume substantial actual or contingent liabilities;

- we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our products or product candidates;

- we may not be able to influence our strategic collaborator's decisions regarding the development and collaboration of our partnered product and product candidates, and as a result, our collaboration partners may not pursue or prioritize the development and commercialization of those partnered products and product candidates in a manner that is in our best interest;

- strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so;

- strategic collaborators may not conduct collaborative activities in a timely manner, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

- strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;

- disagreements or disputes may arise between us and our strategic collaborators that result in delays or in costly litigation or arbitration that diverts management's attention and consumes resources;

- strategic collaborators may experience financial difficulties;

- strategic collaborators may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

- we or strategic collaborators could terminate the arrangement (in whole or in part) or allow it to expire, which would delay the development and commercialization, result in disagreements or disputes or may increase the cost of developing and commercializing our products or product candidates;

- strategic collaborators could develop, either alone or with others, products or product candidates that may compete with ours; and

- our strategic collaborator's decisions regarding the development and commercialization of a partnered product or product candidate within their territory(ies) could negatively impact us in the territories where we have development and commercialization rights for such product or product candidate.

If any of these issues arise, it may delay and/or negatively impact the development and commercialization of drug candidates and, ultimately, our generation of product revenues.

We license some of our core technologies and drug candidates from third parties. If we default on any of our obligations under those licenses, or violate the terms of these licenses, we could lose our rights to those technologies and drug candidates or be forced to pay damages.

We are dependent on licenses from third parties for some of our key technologies. These licenses typically subject us to various commercialization, reporting and other obligations. If we fail to comply with these obligations, we could lose important rights. If we were to default on our obligations under any of our licenses, we could lose some or all of our rights to develop, market and sell products covered by these licenses. In addition, several of our collaboration and license agreements allow our licensors to terminate such agreements if we challenge the validity or enforceability of certain intellectual property rights or if we commit a material breach in whole or in part of the agreement and do not cure such breach within the agreed upon cure period. In addition, if we were to violate any of the terms of our licenses, we could become subject to damages. Likewise, if we were to lose our rights under a license to use proprietary research tools, it could adversely affect our existing collaborations or adversely affect our ability to form new collaborations. We also face the risk that our licensors could, for a number of reasons, lose patent protection or lose their rights to the technologies we have licensed, thereby impairing or extinguishing our rights under our licenses with them.

Our customers are concentrated and therefore the loss of a significant customer may harm our business.

We have entered into agreements for the distribution of INGREZZA with a limited number of specialty pharmacy providers and distributors. Four of these customers represented approximately 93% of our total product sales for 2024 and approximately 98% of our accounts receivable balance as of December 31, 2024. In addition, CRENESSITY is distributed by one specialty pharmacy provider. If any of our significant customers becomes subject to bankruptcy, is unable to pay us for our products or wants to terminate their relationship with us, or if we otherwise lose any of these significant customers, our revenue, results of operations and cash flows would be adversely affected. Also, we may need to enter into agreements with additional distributors or specialty pharmacy providers, and there is no guarantee that we will be able to do so on commercially reasonable terms or at all. Even if we replace the loss of a significant customer, we cannot predict with certainty that such transition would not result in a decline in our revenue, results of operations and cash flows.

We may need additional capital in the future. If we cannot raise additional funding, we may be unable to fund our business plan and our future research, development, commercial and manufacturing efforts.

Our future funding requirements will depend on many factors and we may need to raise additional capital to fund our business plan and our future research, development, commercial and manufacturing efforts.

Our future capital requirements will depend on many factors, including:

- the commercial success of INGREZZA and CRENESSITY;

- the cost of commercialization activities and arrangements, including advertising campaigns;

- continued scientific progress in our R&D and clinical development programs;

- the magnitude and complexity of our research and development programs;

- progress with preclinical testing and clinical trials;

- the time and costs involved in obtaining regulatory approvals;

- the cost involved in filing and pursuing patent applications, enforcing patent claims, or engaging in interference proceedings or other patent litigation;

- costs associated with securing adequate coverage and reimbursement for our products;

- competing technological and market developments;

- developments related to any future litigation;

- the cost of manufacturing our product candidates;

- the impact of pandemics or epidemics on our business; and

- the cost of any strategic alliances, collaborations, product in-licensing, or acquisitions.

We may seek additional funding through public or private sales of our securities, including equity securities. In addition, we have previously financed capital purchases and may continue to pursue opportunities to obtain debt financing in the future. Additional equity or debt financing might not be available on reasonable terms, if at all. Any additional equity financings will be dilutive to our stockholders and any debt financings may involve operating covenants that restrict our business.

We expect to increase our expenses for the foreseeable future, and we may not be able to sustain growth and profitability.

We received FDA approval for INGREZZA for tardive dyskinesia in April 2017 and for chorea associated with Huntington's disease in August 2023. We received FDA approval for CRENESSITY capsules and oral solution as an adjunctive treatment to glucocorticoid replacement to control androgens in adult and pediatric patients four years of age and older with classic CAH in December 2024. Our partner AbbVie received FDA approval for ORILISSA for endometriosis in July 2018 and for ORIAHNN for uterine fibroids in May 2020. Additionally, our partner MTPC received Japanese Ministry of Health, Labour, and Welfare approval for DYSVAL for the treatment of tardive dyskinesia in March 2022. However, we have not yet obtained regulatory approvals for any other product candidates. Even if we continue to succeed in commercializing INGREZZA, or are successful in commercializing CRENESSITY or any of our product candidates, we may not be able to sustain profitability. We also expect to continue to incur significant operating and capital expenditures as we:

- commercialize INGREZZA for tardive dyskinesia and chorea associated with Huntington's disease;

- commercially launch CRENESSITY as an adjunctive treatment to glucocorticoid replacement to control androgens in adult and pediatric patients four years of age and older with classic CAH;

- seek regulatory approvals for our product candidates or for additional indications for our current products;

- develop, formulate, manufacture and commercialize our product candidates;

- in-license or acquire new product development opportunities;

- implement additional internal systems and infrastructure; and

- hire additional clinical, scientific, sales, marketing and administrative personnel.

We expect to increase our expenses and other investments in the coming years as we fund our operations and capital expenditures. Thus, our future operating results and profitability may fluctuate from period to period due to the factors described above, and we will need to generate significant revenues to achieve and maintain profitability and positive cash flow on a sustained basis. We may not be able to generate these revenues, and we may never achieve profitability on a sustained basis in the future. In addition, there is no guarantee that our prioritization determinations regarding our R&D and clinical development programs, including the acceleration or discontinuation of certain programs and product candidates, will generate their expected benefits and/or meet investor expectations. Our prioritization decisions may also adversely affect other internal programs and initiatives as well as our ability to recruit and retain skilled and motivated personnel. Our failure to maintain or increase profitability on a sustained basis could negatively impact the market price of our common stock.

The independent clinical investigators and contract research organizations that we rely upon to conduct our clinical trials may not be diligent, careful or timely, or may make mistakes in the conduct of our trials.

We depend on independent clinical investigators and CROs to conduct our clinical trials under their agreements with us. The investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. If our independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, or not in compliance with GCPs, it may delay or prevent the approval of our regulatory applications and our introduction of new treatments. The CROs we contract with for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Failure of the CROs to meet their obligations could adversely affect clinical development of our products. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors at our expense, it could harm our competitive position.

We are subject to ongoing obligations and continued regulatory review for INGREZZA and CRENESSITY. Additionally, our product candidates, if approved, could be subject to labeling and other post-marketing requirements and restrictions.

Regulatory approvals for any of our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For INGREZZA, CRENESSITY, and any product candidate that the FDA or a comparable foreign regulatory authority approves, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product is subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with GCPs for any clinical trials that we conduct post-approval. In addition, advertising and promotional materials for approved products must comply with FDA regulations and those of foreign regulatory authorities and may be subject to other potentially applicable federal and state laws.

Failure to comply with these ongoing regulatory requirements, or later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, may result in, among other things:

- restrictions on the marketing or manufacturing of the product, changes in the product's label, withdrawal of the product from the market, or voluntary or mandatory product recalls;
- fines, warning or untitled letters or holds on clinical trials;
- refusal by the FDA or similar foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;
- adverse inspection findings, enforcement actions, or other activities that temporarily delay manufacture and distribution of our products;
- product seizure or detention, or refusal to permit the import or export of products; and
- product injunctions or the imposition of civil or criminal penalties.

The occurrence of any of these events may adversely affect our business, prospects and ability to achieve or sustain profitability on a sustained basis.

The U.S. Supreme Court's June 2024 decision in *Loper Bright Enterprises v. Raimondo* overturned the longstanding *Chevron* doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The *Loper* decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the *Loper* decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

If the market opportunities for our products and product candidates are smaller than we believe they are, our expected revenues may be adversely affected, and our business may suffer.

Certain of the diseases that INGREZZA, CRENESSITY, and our product candidates are being developed to address are in underserved and underdiagnosed populations. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who will seek treatment utilizing our products or product candidates, may not be accurate. If our estimates of the prevalence or number of patients potentially on therapy prove to be inaccurate, the market opportunities for INGREZZA, CRENESSITY, and our product candidates may be smaller than we believe they are, our prospects for generating expected revenue may be adversely affected and our business may suffer.

Because our operating results may vary significantly in future periods, our stock price may decline.

Our quarterly revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Our financial results are unpredictable and may fluctuate, for among other reasons, due to seasonality and timing of customer purchases and commercial sales of INGREZZA and CRENESSITY, royalties from out-licensed products, the impact of Medicare Part D coverage, including redesign of the Part D benefit enacted as part of the Inflation Reduction Act, our achievement of product development objectives and milestones, clinical trial enrollment and expenses, research and development expenses and the timing and nature of contract manufacturing, contract research payments, fluctuations in our effective tax rate, disruptions caused by man-made or natural disasters, public health pandemics or epidemics, armed conflicts, trade restrictions, or other business interruptions. Because a majority of our costs are predetermined on an annual basis, due in part to our significant research and development costs, small declines in revenue could disproportionately affect financial results in a quarter. Thus, our future operating results and profitability may fluctuate from period to period, and even if we become profitable on a quarterly or annual basis, we may not be able to sustain or increase our profitability. Moreover, as our company and our market capitalization have grown, our financial performance has become increasingly subject to quarterly and annual comparisons with the expectations of securities analysts or investors. The failure of our financial results to meet these expectations, either in a single quarterly or annual period over a sustained period time, could cause our stock price to decline.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flows, financial condition or results of operations.

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, modified or applied in a manner that is adverse to us or our customers, which could adversely affect our business and financial condition. For example, the Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security Act and the Inflation Reduction Act enacted many significant changes to the U.S. tax laws. Among other changes, the Tax Cuts and Jobs Act eliminated the option to deduct research and development expenses for tax purposes in the year incurred and requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the U.S. and over 15 years for research activities conducted outside the U.S. If the requirement to amortize research and development expenditures is not repealed or otherwise modified, it will continue to have an adverse effect on our tax liability. Furthermore, our tax obligations and effective tax rate in the jurisdictions in which we conduct business could increase as a result of international tax developments, including the implementation of the Organization for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting "Two-Pillar" framework, which involves the reallocation of taxing rights in respect of certain multinational enterprises above a fixed profit margin to the jurisdictions in which they carry on business (referred to as Pillar One) and the imposition of a minimum effective corporate tax rate (referred to as Pillar Two). Certain countries in which we conduct business have enacted, or are in the process of enacting, core provisions of the Pillar Two rules. We continue to evaluate and assess the potential impact of these new rules, including on our effective tax rate, and our eligibility to qualify for transition and safe harbor. Any changes in tax laws, including any new tax legislation or initiatives, could not only significantly increase our tax provision, cash tax liabilities, and effective tax rate, but could also have a material impact on the value of our deferred tax assets, result in significant one-time charges and ongoing compliance costs, and increase our future tax expense.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

We have a multinational tax structure and are subject to income tax in the U.S. and various foreign jurisdictions, including the United Kingdom and Switzerland. Our effective tax rate is influenced by many factors including changes in our operating structure, changes in the mix of our earnings among countries, our allocation of profits and losses among our subsidiaries, our intercompany transfer pricing agreements and rules relating to transfer pricing, our inability to secure or sustain acceptable agreements with tax authorities, the impact of stock-based compensation, the availability of U.S. research and development tax credits, the results of examinations and audits of our tax filings, changes in accounting for income taxes, and future changes in tax laws and regulations in the U.S. and foreign countries. Significant judgment is required in determining our tax liabilities including management's judgment for uncertain tax positions. The Internal Revenue Service, other domestic taxing authorities, or foreign taxing authorities may disagree with our interpretation of tax laws as applied to our operations. Our reported effective tax rate and after-tax cash flows may be materially and adversely affected by tax assessments in excess of amounts accrued for our financial statements. This could cause us to experience an effective tax rate significantly different from previous periods or our current expectations.

The price of our common stock is volatile.

The market prices for securities of biotechnology and pharmaceutical companies historically have been highly volatile, and the market for these securities has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For example, the applicability of the Medicare drug price negotiation provisions in the Inflation Reduction Act negatively affected investor sentiment and resulted in significant volatility. Furthermore, especially as we and our market capitalization have grown, the price of our common stock has been increasingly affected by quarterly and annual comparisons with the valuations and recommendations of the analysts who cover our business. If our results do not meet these analysts' forecasts, the expectations of our investors or the financial guidance we provide to investors in any period, which is based on assumptions that may be incorrect or that may change from quarter to quarter, the market price of our common stock could decline. Over the course of the last 12 months, the price of our common stock has ranged from approximately $111 per share to approximately $158 per share.

The market price of our common stock may fluctuate in response to many factors, including:

- sales of INGREZZA and CRENESSITY;
- failure of CRENESSITY to achieve commercial success;
- the results of our clinical trials;
- reports of safety issues related to INGREZZA or CRENESSITY;
- any delay in filing an IND, NDA, marketing authorization application (MAA), or other regulatory submission for any of our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory agency's review of that IND, NDA, MAA, or other regulatory submission;
- developments concerning new and existing collaboration agreements;
- announcements of technological innovations or new therapeutic products by us or others, including our competitors;
- general economic and market conditions, including economic and market conditions affecting the biotechnology industry;
- developments in patent or other proprietary rights;
- developments related to the FDA, CMS and foreign regulatory agencies;
- government regulation, including the Inflation Reduction Act;
- future sales of our common stock by us or our stockholders;
- any trading activity pursuant to a share repurchase program;
- comments by securities analysts;
- additions or departures of key personnel;

- fluctuations in our operating results;
- potential litigation matters;
- government and third-party payor coverage and reimbursement;
- failure of any of our product candidates to achieve commercial success even if approved;
- disruptions caused by man-made or natural disasters, public health pandemics or epidemics, armed conflicts, trade restrictions, or other business interruptions; and
- public concern as to the safety of our drugs.

In addition, we are a member of the S&P MidCap 400 index. If we cease to be represented in the S&P MidCap 400 index, or other indexes or indexed products, as a result of our market capitalization falling below the threshold for inclusion in the index, certain institutional shareholders may, due to their internal policies and investment guidelines, be required to sell their shareholdings. Such sales may result in further negative pressure on our stock price and, when combined with reduced trading volume and liquidity, could adversely affect the value of your investment and your ability to sell your shares.

There can be no assurance that any share repurchases will enhance long-term stockholder value.

In October 2024, our Board of Directors authorized a share repurchase program to repurchase up to $300 million of our common stock and we subsequently entered into an accelerated share repurchase (ASR) transaction to repurchase the entirety of this authorized amount. The purchase period for this ASR transaction ended in February 2025 and an aggregate of 2.3 million shares were delivered to us at an average repurchase price of $131.83 per share. We can provide no assurance that this or future share repurchases will enhance long-term stockholder value, and it may not prove to be the best use of our cash. If our Board of Directors authorizes any additional stock repurchase programs it could affect the trading price of our stock and increase volatility.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations and Nasdaq rules, are creating uncertainty for companies such as ours. These laws, regulations and standards are subject to varying interpretations in some cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased selling, general and administrative expenses and management time related to compliance activities. If we fail to comply with these laws, regulations and standards, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock.

Increasing use of social media could give rise to liability and result in harm to our business.

Our employees are increasingly utilizing social media tools and our website as a means of communication. Despite our efforts to monitor social media communications, there is risk that the unauthorized use of social media by our employees to communicate about our products or business, or any inadvertent disclosure of material, nonpublic information through these means, may result in violations of applicable laws and regulations, which may give rise to liability and result in harm to our business. In addition, there is also risk of inappropriate disclosure of sensitive information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse impact on our business, financial condition and results of operations. Furthermore, negative posts or comments about us or our products on social media could seriously damage our reputation, brand image and goodwill.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our Industry

Enacted healthcare reform, drug pricing measures and other recent legislative initiatives, including the Inflation Reduction Act of 2022, could adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of government and third-party payors to contain or reduce the costs of healthcare and to lower drug prices. In the U.S., comprehensive drug pricing legislation enacted by the Federal government implements, for the first time, government control over the pricing of certain prescription pharmaceuticals. Moreover, in some foreign jurisdictions, pricing of prescription pharmaceuticals is also subject to government control. Additionally, other federal and state laws impose obligations on manufacturers of pharmaceutical products, among others, related to disclosure of new drug products introduced to the market and increases in drug prices above a specified threshold.

For example, the Inflation Reduction Act of 2022, or the IRA, provides for, among other things: (1) the Secretary of the HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare; (2) the redesign of the Medicare Part D prescription drug benefit to lower patient out-of-pocket costs and increase manufacturer liability; and (3) drug manufacturers to pay rebates on drugs whose prices increase greater than the rate of inflation. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in the ACA marketplaces through plan year 2025 and in 2025, eliminated the "donut hole" under the Medicare Part D program and creates a new, permanent cap on beneficiary out-of-pocket spending for Part D drugs, in addition to a newly established manufacturer discount program. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has issued and updated and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively beginning in 2023. On August 15, 2024, HHS announced the negotiated prices of the first 10 drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On January 17, 2025, HHS announced its selection of fifteen additional drugs covered under Part D for negotiation in 2025 (for initial price applicability year 2027). Certain high-expenditure Part B and Part D drugs/ biologics will be selected for negotiation in 2026 (for initial price applicability year 2028) and annually thereafter. While the Medicare drug price negotiation program targets high-expenditure drugs/biologics that have been on the market for several years without generic or biosimilar competition, we were notified in January 2025 that INGREZZA qualifies for the small biotech exception, which provides an exemption from selection until 2027 (for initial price applicability year 2029, pursuant to which negotiated pricing would go into effect, if selected).

Additionally, on January 1, 2025, the Centers for Medicare & Medicaid Services (CMS) implemented those provisions of the IRA establishing a new Medicare Part D manufacturer discount program. Under this discount program and subject to certain exceptions, manufacturers must give a 10 percent discount on Part D program drugs in the initial coverage phase, and a 20 percent discount on Part D drugs when the beneficiary enters the catastrophic coverage phase (the phase after the patient incurs costs above the initial phase out-of-pocket threshold, which is $2,000). However, the IRA allows the 10 and 20 percent discounts to be phased in over a multi-year period for "specified manufacturers" and "specified small manufacturers". During this phase-in period, such manufacturers would pay a lower percentage discount on Medicare Part D program drugs. In April 2024, the Company was notified by CMS that it qualified as a "specified small manufacturer" and will receive the discount phase-in discussed above for INGREZZA. INGREZZA is reimbursed under Medicare Part D, and increased discounts could impact INGREZZA revenues, while also having an industry-wide impact on the cost of other Part D program drugs such as AUSTEDO and AUSTEDO XR, marketed by Teva Pharmaceuticals Industries. The overall impact on INGREZZA revenues is inherently uncertain and difficult to predict and we are still evaluating the potential impact of this discount program and our designation as a "specified small manufacturer."

Our designation as a "specified small manufacturer" under the new Medicare Part D manufacturer discount program and INGREZZA's qualification for the small biotech exception for purposes of the Medicare drug price negotiation program are subject to various requirements and there is no assurance that we will continue to qualify for these exemptions in the future. The loss or potential loss of these exemptions, including as a result of a third party acquiring us, could have an adverse impact on our business.

Prior to the IRA's enactment, the most significant recent federal legislation impacting the pharmaceutical industry occurred in March 2010, when the ACA was signed into law. The ACA was intended to broaden access to health insurance and reduce the number of uninsured individuals, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms.

Other legislative changes have been adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act and Consolidated Appropriations Act of 2023, will remain in effect until 2032. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida's SIP proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the U.S. or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. Further, certain states through legislation have created a state PDAB to help control costs of drugs for that state. The functions of the PDABs vary by state, and may include among other things, recommending or setting upper limits on the price the state pays for certain drugs, performing drug affordability reviews, and advising state lawmakers on additional ways to reduce the state's drug spending. It is possible that the actions taken by the PDABs may result in lower prices for certain drug products sold in their states.

The implementation of these cost containment measures may prevent us from being able to generate revenue, attain sustained profitability or commercialize our drugs, particularly since the majority of our current revenue is derived from federal healthcare programs, including Medicare and Medicaid.

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our products.

Our success will depend on our ability to, among other things:

- obtain patent protection for our products;
- preserve our trade secrets;
- prevent third parties from infringing upon our proprietary rights; and
- operate without infringing upon the proprietary rights of others, both in the U.S. and internationally.

Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we intend to seek patent protection for our proprietary technology and compounds. However, we face the risk that we may not obtain any of these patents and that the breadth of claims we obtain, if any, may not provide adequate protection of our proprietary technology or compounds. Additionally, if our employees, commercial collaborators or consultants use generative artificial intelligence (AI) technologies to develop our proprietary technology and compounds, it may impact our ability to obtain or successfully defend certain intellectual property rights.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our commercial collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and some, but not all, of our commercial collaborators and consultants. However, if our employees, commercial collaborators or consultants breach these agreements, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known or independently discovered by our competitors.

In addition, although we own a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. Moreover, competitors may infringe our patents or successfully avoid them through design innovation. In addition, potential competitors have in the past and may in the future file an abbreviated new drug application (ANDA) with the FDA seeking approval to market a generic version of our products, or our competitors' products, before the expiration of the patents covering our products or our competitors' products, as applicable. To prevent infringement or unauthorized use, we have in the past and may in the future need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent of ours or a patent of a competitor is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. Derivation proceedings declared by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications (or those of our licensors) or a patent of a competitor. Litigation or derivation proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. Litigation or derivation proceedings, including proceedings of a competitor, may also result in a competitor entering the marketplace faster than expected. We cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Proposed healthcare reform, drug pricing measures and other prospective legislative initiatives could adversely affect our business.

We expect that there will continue to be a number of federal and state proposals to implement additional government controls over the pricing of prescription pharmaceuticals. Increasing emphasis on reducing the cost of healthcare in the U.S. will continue to put pressure on the pricing and reimbursement of prescription pharmaceuticals.

In addition, certain jurisdictions outside of the U.S., including the EU, have instituted price ceilings on specific products and therapies, as described further in the risk factor titled "Government and third-party payors may impose sales and pharmaceutical pricing controls on our products or limit coverage and/or reimbursement for our products or impose policies and/or make decisions regarding the status of our products that could limit our product revenues and delay sustained profitability."

We are currently unable to predict what other additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal or equivalent foreign legislation or any such additional legislation or regulation would have on our business, particularly in light of the recent U.S. Presidential and Congressional elections. The pendency or approval of such proposals or reforms could result in a decrease in our stock price or limit our ability to raise capital or to enter into collaboration agreements for the further development and commercialization of our programs and products.

Any relationships with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors in connection with our current and future business activities are and will continue to be subject, directly or indirectly, to federal and state healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations.

Our business operations and activities may be directly, or indirectly, subject to various federal and state healthcare laws, including without limitation, fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as current and future sales, marketing, patient co-payment assistance and education programs.

Such laws include:

- the federal Anti-Kickback Statute which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- the federal civil and criminal false claims laws, including the federal civil False Claims Act, and Civil Monetary Penalties Laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by HITECH and its implementing regulations, which also imposes obligations, including mandatory contractual terms, on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, as well as their business associates and their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members; and

- analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures or drug pricing; state laws that require disclosure of price increases above certain identified thresholds as well as of new commercial launches in the state; state laws that create Prescription Drug Price Affordability Boards to review or attempt to cap drug spending; state and local laws that require the registration of pharmaceutical sales representatives; state and local "drug take back" laws and regulations; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. While our interactions with healthcare professionals, including our speaker programs and other arrangements have been structured to comply with these laws and related guidance, it is possible that governmental and enforcement authorities will conclude that our business practices, business practices of our vendors or consultants, or a rogue employee's activities, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws. For example, we maintain a patient assistance program to help eligible patients afford our products. These and other types of programs have become the subject of governmental scrutiny, and numerous organizations, including pharmaceutical manufacturers, have been subject to litigation, enforcement actions and settlements related to their patient assistance programs. If our operations or activities or those of our vendors are found to be in violation of any of the laws described above or any other applicable governmental regulations, we may be subject to, without limitation, significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

Any sales of our product once commercialized outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Additionally, because of our U.S. and international operations, we are also subject to anti-corruption laws and regulations, in the United States and internationally, including but not limited the U.S. Foreign Corrupt Practices (FCPA), the U.K. Bribery Act 2010, and other applicable anti-bribery and corruption laws. Anti-corruption laws are interpreted broadly and prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments. Recent years have seen substantial increase in the global enforcement of anti-corruption laws. Our operations outside the United States could increase the risk of such violations. Our business is also heavily regulated and involves significant interaction with foreign officials. In many countries outside the U.S., independent clinical investigators conducting our clinical trials and prescribers of our products are employed by government entities, and purchasers themselves can be government entities. As such, our interactions with such investigators, prescribers and purchasers may be subject to regulation under the FCPA, as well as other similar under anti-corruption laws and/or regulations enacted by other countries. Failure to comply with these laws, where applicable, can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal and equivalent foreign healthcare programs, and additional reporting requirements and regulatory oversight, any of which could adversely affect our ability to operate our business and our results of operations.

We could face liability if a regulatory authority determines that we are promoting INGREZZA, CRENESSITY, or any of our product candidates that receives regulatory approval, for "off-label" uses.

A company may not promote "off-label" uses for its drug products. An off-label use is the use of a product for an indication that is not described in the product's FDA-approved label in the U.S. or for uses in other jurisdictions that differ from those approved by the applicable regulatory agencies. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician's choice of drug treatment made in the physician's independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. A company that is found to have promoted off-label use of its product may be subject to significant liability, including civil and criminal sanctions.

If the FDA or any other governmental agency, including equivalent foreign authorities, initiates an enforcement action against us, or if we are the subject of a *qui tam* suit brought by a private plaintiff on behalf of the government, and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

If our information technology systems, those third parties upon which we rely, or our data is or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as our clinical trials, claims that we breached our data protection obligations, harm to our reputation, regulatory investigations or actions, litigation, fines and penalties, and a loss of customers or sales.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies and technology systems and infrastructure of third parties upon whom we rely, including CROs and other vendors, to operate our business. In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, disclose, make accessible, protect, dispose of, transmit, use, safeguard, share and transfer, or collectively, process, confidential and sensitive electronic information on our networks and in our data centers. This information includes, among other things, de-identified or pseudonymous sensitive personal data (including health data), our intellectual property and proprietary information, the confidential information of our collaborators and licensees, and the personal data of our employees. It is important to our operations and business strategy that this electronic information remains secure and is perceived to be secure.

The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, and the volume of data we retain, make such systems potentially vulnerable to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code, malware (such as malicious code, adware, and command and control (C2)), denial-of-service attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, attacks enhanced or facilitated by AI, telecommunications failures, and other similar threats.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors (also referred to as APTs). Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, which could materially disrupt our systems and operations, as well as our ability to conduct clinical trials.

Ransomware attacks are also becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations (including our ability to conduct clinical trials), loss of sensitive data (including related to our clinical trials) and income, reputational harm, and diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties in our supply chain have not been compromised or that they do not contain exploitable defects, vulnerabilities, or bugs that could result in a breach of or disruption to our information technology systems and infrastructure or the information technology systems and infrastructure of third parties that support our operations.

Remote work has increased risks to our information technology systems and data, as certain of our employees work from home, utilizing network connections, computers and devices outside our premises, including at home, while in transit or in public locations.

Additionally, natural disasters, public health pandemics or epidemics, terrorism, war and geopolitical conflicts, and telecommunication and electrical failures may result in damage to or the interruption or impairment of key business processes, or the loss or corruption of confidential information, including intellectual property, proprietary business information and personal data.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or modify our business activities (including our clinical trial activities) to try to protect against security incidents.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information security systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business, including clinical trial sites and investigators, contractors, manufacturers, suppliers and consultants. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers or CROs experience a security incident or other interruption, we could experience adverse consequences. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or otherwise subject to a security incident. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Although to our knowledge we, or the third parties upon who we rely, have not experienced a security incident or disruption to date that is material to us, we and our vendors have been, either directly or indirectly, the target of cybersecurity incidents and expect them to continue. While we have implemented security measures designed to protect our data security and information technology systems, such measures may not prevent such events. Furthermore, while we have implemented certain redundancies designed to avoid interruptions to our operations, not all potential events can be anticipated and interruptions to our operations could lead to decreased productivity.

If we (or a third party upon whom we rely) experience a security incident, ransomware attack or are perceived to have experienced a security incident, we may experience material adverse consequences. Such material consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm (including but not limited to damage to our patient, partner, or employee relationships); monetary fund diversions; diversion of management's attention; interruptions in our operations (including availability of data, loss of connectivity to our network or internet); financial loss (including decreased productivity resulting from interruptions in our operations); and other similar harms. Similarly, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Applicable data privacy and security obligations may also require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Our contracts, with for example third parties or CROs, may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We also cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' potential use of generative AI technologies.

If we fail to obtain or maintain orphan drug designation or other regulatory exclusivity for some of our product candidates, our competitive position would be harmed.

In addition to any patent protection, we rely on forms of regulatory exclusivity to protect our products such as orphan drug designation. A product candidate that receives orphan drug designation can benefit from a streamlined regulatory process as well as potential commercial benefits following approval. Currently, this designation provides market exclusivity in the U.S. for seven years and EU for 10 years if a product is the first such product approved for such orphan indication. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the product is clinically superior to the orphan product or a market shortage occurs.

In the EU, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria or can be lost altogether if the marketing authorization holder consents to a second orphan drug application or cannot supply enough drug, or when a second applicant demonstrates its drug is "clinically superior" to the original orphan drug.

If we do not have adequate patent protection for our products, then the relative importance of obtaining regulatory exclusivity is even greater. We may not be successful obtaining orphan drug designations for any indications and, even if we succeed, such product candidates with such orphan drug designations may fail to achieve FDA approval. Even if a product candidate with orphan drug designation may receive marketing approval from the FDA, it may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.

Changes in the FDA, other government agencies or comparable foreign regulatory authorities could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies or comparable foreign regulatory authorities on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other government agencies or comparable foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, government shutdowns could impact our ability to access the public markets and obtain additional capital in the future.

The technologies we use in our research as well as the drug targets we select may infringe the patents or violate the proprietary rights of third parties.

We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us or our collaborators with respect to technologies used in potential products. If a patent infringement suit were brought against us or our collaborators, we or our collaborators could be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property unless that party grants us or our collaborators rights to use its intellectual property. In such cases, we could be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our collaborators or we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our business operations may subject us to disputes, claims and lawsuits, which may be costly and time-consuming and could materially and adversely impact our financial position and results of operations.

From time to time, we may become involved in disputes, claims and lawsuits relating to our business operations. In particular, we may face claims related to the safety of our products, intellectual property matters, employment matters, tax matters, commercial disputes, competition, sales and marketing practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters. Any dispute, claim or lawsuit may divert management's attention away from our business, we may incur significant expenses in addressing or defending any dispute, claim or lawsuit, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial results.

Litigation related to these disputes may be costly and time-consuming and could materially and adversely impact our financial position and results of operations if resolved against us. In addition, the uncertainty associated with litigation could lead to increased volatility in our stock price.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners and vendors, or by employees of our commercial partners could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws, to report financial information or data accurately, to maintain the confidentiality of our trade secrets or the trade secrets of our commercial partners, or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Any action against our employees, independent contractors, principal investigators, consultants, commercial partners or vendors for violations of these laws could result in significant civil, criminal and administrative penalties, fines and imprisonment.

We face potential product liability exposure far in excess of our insurance coverage.

The use of any of our potential products in clinical trials, and the sale of any approved products, including INGREZZA and CRENESSITY, may expose us to liability claims. These claims might be made directly by consumers, healthcare providers, pharmaceutical companies or others selling our products. We have product liability insurance coverage for both our clinical trials as well as related to the sale of INGREZZA and CRENESSITY in amounts consistent with customary industry practices. However, our insurance may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability from any current or future clinical trials or approved products. A successful product liability claim, or series of claims, brought against us would decrease our cash reserves and could cause our stock price to fall. Furthermore, regardless of the eventual outcome of a product liability claim, any product liability claim against us may decrease demand for our approved products, including INGREZZA and CRENESSITY, damage our reputation, result in regulatory investigations that could require costly recalls or product modifications, cause clinical trial participants to withdrawal, result in costs to defend the related litigation, decrease our revenue, and divert management's attention from managing our business.

Our activities involve hazardous materials, and we may be liable for any resulting contamination or injuries.

Our research activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. If an accident occurs, a court may hold us liable for any resulting damages, which may harm our results of operations and cause us to use a substantial portion of our cash reserves, which would force us to seek additional financing.

We are subject to stringent and changing obligations related to data privacy and information security. Our actual or perceived failure to comply with such obligations could have a material adverse effect on our reputation, business, financial condition or results of operations.

In the ordinary course of our business, we process confidential and sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about clinical trial participants in connection with clinical trials, and sensitive third-party data, on our networks and in our data centers. We are subject to numerous federal, state, local and foreign laws, orders, codes, regulations and regulatory guidance regarding privacy, data protection, information security and the processing of personal information (including clinical trial data), the number and scope of which are expanding, changing, subject to differing applications and interpretations, and may be inconsistent among jurisdictions. Our data processing activities may also subject us to other data privacy and security obligations, such as industry standards, external and internal privacy and security policies, contracts and other obligations that govern the processing of data by us and by third parties on our behalf.

Laws regarding privacy, data protection, information security and the processing of personal data are becoming increasingly common in the U.S. at both the federal and state level. Additionally, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020 (collectively, CCPA), requires businesses to provide specific disclosures in privacy notices, and honor requests of California residents to exercise certain privacy rights. The CCPA allows for fines for noncompliance (up to $7,500 per intentional violation). Although some U.S. comprehensive privacy laws and the CCPA exempt some data processed in the context of clinical trials, these laws may increase compliance costs and potential liability with respect to other personal data we may maintain about California residents. Other states have also enacted data privacy laws and we expect more jurisdictions to pass similar laws in the future. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information.

Laws in Europe regarding privacy, data protection, information security and the processing of personal data have also been significantly reformed and continue to undergo reform. For example, the EU's General Data Protection Regulation (EU GDPR) and the UK's GDPR (UK GDPR) (collectively, GDPR) impose strict requirements for processing the personal data of individuals located, respectively, within the European Economic Area (EEA) and the UK, and the Swiss Federal Act on Data Protection similarly applies to the collection and processing of personal data, including health-related information, in Switzerland. The GDPR provides for enhanced data protection obligations for processors and controllers of personal data, including, for example, obligations relating to: processing health and other sensitive data; obtaining consent of individuals; providing notice to individuals regarding data processing activities; responding to data subject requests; taking certain measures when engaging third-party processors; notifying data subjects and regulators of data breaches; and implementing safeguards to protect the security and confidentiality of personal data. The GDPR impose substantial fines for breaches of data protection requirements. For example, under the GDPR, such fines can be up to four percent of global revenue or 20 million euros under the EU GDPR / 17.5 million pounds sterling under the UK GDPR, whichever is greater in either case, and also allow for private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as EU regulations governing clinical trial data and other healthcare data, could require us to change our business practices or lead to government enforcement actions, private litigation or significant penalties against us and could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to additional foreign data laws. For example, in Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws, as well as Canada's Anti-Spam Legislation (CASL), may apply to our operations. As another example, the General Data Protection Law, Lei Geral de Proteção de Dados Pessoais (LGPD) (Law No. 13,709/2018), may apply to our operations. The LGPD broadly regulates processing personal data of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the EU GDPR. We also target customers in Asia and may be subject to new and emerging data privacy regimes in Asia, including Japan's Act on the Protection of Personal Information and Singapore's Personal Data Protection Act.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the U.S. or other countries. Certain jurisdictions have enacted data localization laws and cross-border personal data transfers laws. For example, countries in the EEA and the UK have significantly restricted the transfer of personal data to the U.S. and other countries, whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers for to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If we cannot implement a valid compliance mechanism for cross-border personal data transfers or if the requirements for a legally-compliant transfer are too onerous, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal data from Europe or elsewhere. The inability to import personal data to the U.S. may significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties subject to European and other data protection laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Other jurisdictions may adopt or have already adopted similarly stringent interpretations of their data localization and cross-border data transfer laws. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the U.S., are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Our employees and personnel are permitted to use generative AI technologies to perform some of their work, and the disclosure and use of personal information data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. Furthermore, any use of generative AI to develop our proprietary technology and compounds may also impact our ability to obtain or successfully defend certain intellectual property rights. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we may contractually be subject to industry standards adopted by industry groups and, we are, or may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements regarding data privacy and security. Regulators in the U.S. are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing in an increasingly stringent fashion and creating uncertainty. These obligations may be subject to differing applications and interpretations, which may be inconsistent among jurisdictions or in conflict. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems and practices and those of any third parties that process personal data on our behalf. In addition, these obligations may even require us to change our business model.

Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third-parties upon whom we rely may fail to comply such obligations that impacts our compliance posture. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, litigation (including class claims), additional reporting requirements and/or oversight, bans on processing personal data, imprisonment of company officials, and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We rely on information technology and data to operate our business and develop, market, and deliver our therapies to our customers. We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to critical computer networks, third party hosted services, communications systems, hardware, lab equipment, software, and our critical data includes confidential, personal, proprietary, and sensitive data (collectively "Information Assets"). Accordingly, we maintain certain risk assessment processes intended to identify cybersecurity threats, determine their likelihood of occurring, and assess potential material impact to our business. Based on our assessment, we implement and maintain risk management processes designed to protect the confidentiality, integrity, and availability of our Information Assets and mitigate harm to our business.

The Company's general risk management program is designed to manage identified material risks, which would include material cybersecurity risks.

We engage in processes designed to identify such threats by, among other things, monitoring the threat environment using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry's risk profile, evaluating threats reported to us, coordinating with law enforcement concerning threats, conducting threat assessments for internal and external threats, and conducting vulnerability assessments to identify vulnerabilities.

We rely on a multidisciplinary team (including from our information security function, management, and third party service providers, as described further below) to assess how identified cybersecurity threats could impact our business. These assessments may leverage, among other processes, industry tools and metrics designed to assist in the assessment of risks from such cybersecurity threats.

Depending on the environment, we implement and maintain various technical, physical and organizational measures designed to manage and mitigate material risks from cybersecurity threats to our Information Assets. The cybersecurity risk management and mitigation measures we implement for certain of our Information Assets include: policies and procedures designed to address cybersecurity threats, including an incident response plan, vulnerability management policy, and disaster recovery/business continuity plans; incident detection and response tools; internal and/or external audits to assess our exposure to cybersecurity threats, environment, compliance with risk mitigation procedures, and effectiveness of relevant controls; documented risk assessments; implementation of security standards/certifications; credit and background checks on our and/or third parties' personnel; encryption of data; network security controls; threat modeling; data segregation; physical and electronic access controls; physical security; asset management, tracking and disposal; systems monitoring; vendor risk management program; employee security training; penetration testing; red/blue team exercises; cyber insurance; dedicated cybersecurity staff/officer.

We work with third parties from time to time that assist us from time to time to identify, assess, and manage cybersecurity risks, including professional services firms, threat intelligence service providers, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, and penetration testing.

To operate our business, we utilize certain third-party service providers to perform a variety of functions, such as outsourced business critical functions, clinical research, professional services, SaaS platforms, managed services, property management, cloud-based infrastructure, data center facilities, content delivery, encryption and authentication technology, corporate productivity services, and other functions. We have certain vendor management processes designed to help to manage cybersecurity risks associated with our use of certain of these providers. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider related to the services they provide and/or the information they process, conducting security assessments, conducting on-site inspections, requiring their completion of written questionnaires regarding their services and data handling practices, and conducting periodic re-assessments during their engagement.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, refer to Part I, Item 1A. Risk Factors for additional information about cybersecurity-related risks.

Governance

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including a Chief Information Officer, who reports to the CFO. Management is also responsible for hiring appropriate personnel, integrating cybersecurity considerations into the company's overall risk management strategy, and for communicating key priorities to employees, as well as for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our cybersecurity incident response and vulnerability management processes involve management, who participates in our disclosure controls and procedures.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents and vulnerabilities to members of management depending on the circumstances, including work with the company's incident response team to help the company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the company's incident response processes include reporting to the Audit committee of the board of directors for certain cybersecurity incidents.

Management is involved with the Company's efforts to prevent, detect, and mitigate cybersecurity incidents by overseeing preparation of cybersecurity policies and procedures, testing of incident response plans, engagement of vendors to conduct penetration tests. Management participates in cybersecurity incident response efforts by being a member of the incident response team and helping direct the company's response to cybersecurity incidents.

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing the company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

Item 2. Properties

The following table presents information on our leased facilities.

Location	Use	Square Feet	Expiration Date
Pacific Highlands Ranch in San Diego, California	Corporate Headquarters, Office and Laboratory	535,000	October 31, 2036
Carmel Valley in San Diego, California	Office and Laboratory	229,000 [1]	July 31, 2031
Carmel Valley in San Diego, California	Office	45,000 [2]	April 30, 2029

(1) This property is associated with our former corporate headquarters. 73,000 square feet is subleased by multiple companies for general office space through the remaining term of the lease and we are actively marketing an additional 141,000 square feet for sublease.

(2) This property is associated with our former corporate headquarters. We are actively marketing this property for sublease.

Item 3. Legal Proceedings

For a description of our legal proceedings, refer to Note 15 to the consolidated financial statements, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market under the symbol "NBIX".

As of February 5, 2025, there were 39 stockholders of record of our common stock. We have not paid any cash dividends on our common stock since inception and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

There were no unregistered sales of our equity securities during 2024.

Issuer Purchases of Equity Securities

In October 2024, our Board of Directors authorized a share repurchase program to repurchase up to $300.0 million of the Company's common stock. Through the end of the fourth quarter of 2024, we have repurchased shares of the Company's common stock having a value of $240.5 million under this program. The number of shares and average price paid per share for shares repurchased in each month of the fourth quarter of 2024 are set forth in the table below:

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1]	Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
October 2024	—	$ —	—	$ 300,000,000
November 2024 [1]	1,995,510	$ 120.53	1,995,510	$ 59,481,180
December 2024	—	$ —	—	$ 59,481,180
	1,995,510	$ 120.53	1,995,510	

(1) In November 2024, we paid $300.0 million under an accelerated share repurchase (ASR) transaction and received an initial delivery of 2.0 million shares. The ASR transaction terminated in February 2025, at which time we became contractually entitled to receive an additional 0.3 million shares upon settlement. Refer to Note 6 to the consolidated financial statements.

STOCK PERFORMANCE GRAPH AND CUMULATIVE TOTAL RETURN*

The following graph presents the cumulative total stockholder return assuming the investment of $100 on December 31, 2019 (and the reinvestment of dividends thereafter) in each of (i) Neurocrine Biosciences, Inc.'s common stock, (ii) the Nasdaq Composite Index and (iii) the Nasdaq Biotechnology Index. The comparisons in the graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock or Indexes.



* The material in this section is not "soliciting material", is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our SEC filings whether made before or after the date hereof and irrespective of any general incorporation language in any such SEC filing except to the extent we specifically incorporate this section by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations section contains forward-looking statements pertaining to, among other things, the commercialization of our product and product candidates, the expected continuation of our collaborative agreements, the progress, timing, results or implications of clinical trials and other development activities, our plans and timing with respect to seeking regulatory approvals, the period of time that our existing capital resources will meet our funding requirements, and our financial results of operations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various risks and uncertainties, including those set forth in this Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." See "Forward-Looking Statements" in Part I of this Annual Report on Form 10-K.

Overview

Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs, but few options. We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neuropsychiatric, neurological, and neuroendocrine disorders.

Our portfolio of products includes U.S. Food and Drug Administration (FDA) approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, classic congenital adrenal hyperplasia (CAH), and endometriosis and uterine fibroids in collaboration with AbbVie Inc. (AbbVie). In addition, we have a diversified portfolio of multiple compounds in mid- to late-phase development across our core therapeutic areas and an expanding early-phase pipeline that includes a range of modalities including small molecules, peptides, proteins, antibodies, and gene therapy.

We launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of tardive dyskinesia in May 2017 and for the treatment of chorea associated with Huntington's disease in August 2023 and launched CRENESSITY™ (crinecerfont) in the U.S. as a first-in-class FDA-approved treatment of CAH in December 2024.

We estimate that tardive dyskinesia affects approximately 800,000 people in the U.S., that approximately 90% of the 40,000 people in the U.S. affected by Huntington's disease will develop chorea, and that CAH affects approximately 30,000 people in the U.S. Key elements of our commercial strategy include maximizing the opportunities in INGREZZA and CRENESSITY through consistent and effective commercial execution, continued development of valbenazine as the best-in-class treatment for new patient populations, and to lead the evolving understanding of VMAT2 biology and its role in disease. INGREZZA net product sales totaled $2.3 billion for 2024, $1.8 billion for 2023, and $1.4 billion for 2022 and accounted for substantially all of our total net product sales during each of these years.

Our partner Mitsubishi Tanabe Pharma Corporation (MTPC) launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.

Our partner AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix.

Business Highlights

- INGREZZA net product sales for 2024 increased $477.5 million, or 26.0%, to $2.3 billion, reflecting strong underlying patient demand and improved gross-to-net dynamics.

- In December 2024, we received FDA approval for CRENESSITY capsules and oral solution as an adjunctive treatment of CAH and launched CRENESSITY in the U.S. as a first-in-class FDA-approved treatment of CAH. We estimate that CAH affects approximately 30,000 people in the U.S.

- Kevin Gorman, Ph.D., retired as Chief Executive Officer (CEO) effective October 11, 2024. Kyle Gano, Ph.D., formerly Neurocrine's Chief Business Development and Strategy Officer, succeeded Dr. Gorman in the CEO role and also joined the Company's Board of Directors at that time. Dr. Gorman continues to serve on the Company's Board.

- Received notification from the Centers for Medicare and Medicaid Services that INGREZZA qualified for the Specified Small Manufacturer Exception pertaining to the Part D redesign of the Inflation Reduction Act.

- Settled the convertible senior notes due May 15, 2024 (the 2024 Notes) in full in cash upon maturity.

- Deployed expanded INGREZZA psychiatry and long-term care sales teams to better serve patients by accelerating the number of people who are diagnosed and treated for tardive dyskinesia and chorea associated with Huntington's disease with INGREZZA.

- Repurchased and retired an initial delivery of 2.0 million shares of the Company's common stock pursuant to previously announced $300.0 million accelerated share repurchase (ASR) program. The program was completed in February 2025, at which time we became contractually entitled to receive an additional 0.3 million shares upon settlement.

Pipeline Highlights

- Announced the initiation of the Phase 3 program for osavampator (formerly NBI-1065845), a potential first-in-class alpha-amino-3-hydroxy-5-methyl-4-isoxazole propionic acid (AMPA) positive allosteric modulator (PAM) in development for patients with inadequate response to treatment of major depressive disorder (MDD).

- Announced amendment to strategic collaboration with Takeda Pharmaceutical Company Limited (Takeda) to develop and commercialize osavampator. Under the amended agreement, we will retain exclusive rights for all indications to develop and commercialize osavampator in all territories worldwide except Japan, where Takeda will have exclusive rights. Under the terms of the updated agreement, each company is responsible for development costs in their respective region, and both companies are eligible to receive royalty payments.

- Announced the initiation of the Phase 1 clinical study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of investigational compound NBI-921355 in healthy adult participants. NBI-921355 is an investigational, selective inhibitor of voltage-gated sodium channels Nav1.2 and Nav1.6 and in development for the potential treatment of certain types of epilepsy.

- Presented subgroup analyses and data from the KINECT®-HD study showing the impact of INGREZZA capsules on emotional health and psychiatric stability in patients with chorea associated with Huntington's disease. The subgroup analysis showed consistent efficacy in reducing chorea compared to placebo across all identified subgroups, categorized by demographics and baseline assessment scores. A separate data analysis showed improvements in some aspects of emotional health with no worsening of psychiatric symptoms.

- Presented data from more than 300 patients diagnosed with tardive dyskinesia and treated with INGREZZA capsules. These data showed significant improvements in functional, social, emotional, and health-related quality of life measures in Phase 3 and 4 studies and improvements in functional, social, independence, emotional, and physical aspects of patients' lives and antipsychotic adherence in real-world practice.

- Announced positive topline data for the Phase 2 study of NBI-1117568, a first-in-class, orally active, highly selective investigational M4 agonist, in development as a potential treatment for schizophrenia. The successful completion of the Phase 2 study triggered a $35.0 million milestone payment to Nxera Pharma UK Limited (Nxera) in 2024. We expect to advance NBI-1117568 into Phase 3 development in the first half of 2025, which would trigger an additional $15.0 million milestone payment to Nxera upon initiation of the Phase 3 study.

- Announced positive topline data for the Phase 2 SAVITRI™ study. This randomized, double-blind, placebo-controlled dose-finding study assessed the efficacy and safety of osavampator in adult subjects with MDD.

- At the Endocrine Society Annual Meeting (ENDO 2024), presented new Phase 3 clinical study data from the CAHtalyst™ registrational studies of crinecerfont in pediatric and adult patients with CAH. In parallel, announced that the primary study results from the CAHtalyst™ registrational studies of crinecerfont in pediatric and adult patients with CAH have been published in The New England Journal of Medicine.

- Initiated Phase 2 study of NBI-1070770 in adults with MDD. NBI-1070770 is a novel, selective, and orally active, negative allosteric modulator (NAM) of the NR2B subunit-containing N-methyl-D-aspartate (NMDA NR2B) receptor.

- Initiated Phase 1 study of NBI-1117567 in healthy adult participants. NBI-1117567 is an investigational, oral, M1/M4 (M1 preferring) selective muscarinic agonist for the potential treatment of neurological and neuropsychiatric conditions.

- Initiated Phase 1 study of NBI-1076968 in healthy adult participants. NBI-1076968 is an investigational, oral, M4 subtype-selective muscarinic antagonist for the potential treatment of movement disorders.

- Received approval from the FDA for INGREZZA® SPRINKLE (valbenazine) capsules, a new oral granules formulation of INGREZZA capsules, and subsequently launched new sprinkle formulation of INGREZZA capsules for the treatment of adults with tardive dyskinesia and chorea associated with Huntington's disease.

- Presented KINECT®-HD2 interim data at the 2024 MDS International Congress of Parkinson's Disease and Movement Disorders demonstrating robust and sustained improvements in chorea associated with Huntington's disease through week 104 irrespective of antipsychotic use.

- Announced the ERUDITE™ Phase 2 study of luvadaxistat (NBI-1065844) in cognitive impairment associated with schizophrenia (CIAS) did not meet its primary endpoint. In addition, we provided Takeda with written notice of termination of the license agreement to develop and commercialize luvadaxistat and NBI-1065846. The termination is anticipated to be effective in April 2025.

- Provided Idorsia Pharmaceuticals Ltd. with written notice of termination of the license agreement to develop and commercialize NBI-827104. The termination became effective in January 2025.

Results of Operations

Revenues

Net Product Sales

(in millions)	Year Ended December 31,					
		2024		2023		2022
INGREZZA	$	2,313.5	$	1,836.0	$	1,427.8
Other		17.1		24.6		13.1
Total net product sales	$	2,330.6	$	1,860.6	$	1,440.9

For 2024 compared to 2023, the increase primarily reflected increased INGREZZA net product sales driven by strong underlying patient demand and improved gross-to-net dynamics.

For 2023 compared to 2022, the increase primarily reflected increased INGREZZA net product sales on higher prescription demand and increased commercial activities, including continued investment in our branded direct-to-consumer INGREZZA advertising campaign and benefit from the expansion of our sales force completed in April 2022.

Collaboration Revenues by Category

(in millions)	Year Ended December 31,					
		2024		2023		2022
Royalty revenue	$	18.6	$	21.2	$	22.3
Milestones		—		—		20.0
Collaboration and other		6.1		5.3		5.5
Total collaboration revenues	$	24.7	$	26.5	$	47.8

Total collaboration revenues for all periods presented primarily reflected royalty revenue earned on AbbVie net sales of elagolix and MTPC net sales of valbenazine.

For 2023 compared to 2022, the decrease reflected the achievement of a $20.0 million milestone in 2022 in connection with MTPC's first commercial sale of DYSVAL in Japan.

Operating Expenses

Cost of Revenues

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Cost of revenues	$ 34.0	$ 39.7	$ 23.2

For 2024 compared to 2023, the decrease primarily reflected the impact of decreased ONGENTYS® (opicapone) net product sales and lower ONGENTYS inventory reserves in connection with the termination of our license agreement with BIAL, which became effective in December 2023, partially offset by the impact of increased INGREZZA net product sales.

For 2023 compared to 2022, the increase primarily reflected increased INGREZZA and other net product sales, increased amortization costs related to intangible assets, increased reserves for ONGENTYS inventory obsolescence in connection with the termination of our license agreement with BIAL, and increased manufacturing costs in connection with our supply of valbenazine drug product under our collaboration with MTPC.

Research and Development

We support our drug discovery and development efforts through the commitment of significant resources to discovery, research and development programs, and business development opportunities. Costs are reflected in the applicable development stage based upon the program status when incurred. Therefore, the same program could be reflected in different development stages in the same reporting period. For several of our programs, the research and development activities are part of our collaborative arrangements.

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Late stage	$ 101.8	$ 106.1	$ 68.7
Early stage	96.1	107.4	81.1
Research and discovery	145.6	96.5	63.7
Milestones	71.7	0.8	42.7
Payroll and benefits	236.7	206.7	163.8
Facilities and other	79.2	47.5	43.8
Research and development	$ 731.1	$ 565.0	$ 463.8

Late Stage. Late stage consists of costs incurred for product candidates in Phase 2 registrational studies and all subsequent activities.

For 2024 compared to 2023, the decrease primarily reflected the successful completions of the Phase 3 programs for crinecerfont in CAH and Phase 2 program for EFMODY in CAH, partially offset by increased investments in advancing Phase 3 programs for osavampator in MDD and NBI-1117568 in schizophrenia.

For 2023 compared to 2022, the increase primarily reflected increased investments in the Phase 3 programs for crinecerfont in CAH and valbenazine in schizophrenia and Phase 2 program for EFMODY in CAH.

Early Stage. Early stage consists of costs incurred for product candidates after the approval of an investigational new drug application by the applicable regulatory agency through Phase 2 non-registrational studies.

For 2024 compared to 2023, the decrease primarily reflected lower spend on certain early-stage programs in epilepsy and psychiatry, including the successful completions of the Phase 2 programs for osavampator in MDD and NBI-1117568 in schizophrenia, partially offset by increased investments in the Phase 2 program for NBI-1070770 in MDD and certain early-stage muscarinic programs.

For 2023 compared to 2022, the increase primarily reflected increased investments in certain early-stage programs in psychiatry, partially offset by lower spend on early-stage programs in epilepsy.

Research and Discovery. Research and discovery consists of costs incurred prior to the approval of an investigational new drug application by the applicable regulatory agency.

For 2024 compared to 2023, the increase reflected increased investments in gene therapy and other preclinical development programs.

For 2023 compared to 2022, the increase reflected increased investments in preclinical development programs, including muscarinic agonists, gene therapy, and second generation VMAT2 inhibitors.

Milestones. Milestones consists of costs incurred in connection with the achievement of development milestones under our collaborative arrangements.

For 2024 compared to 2023, the increase reflected increased expense recognized in connection with development milestones achieved under our collaborations with Nxera, Takeda, and Voyager Therapeutics, Inc. (Voyager).

For 2023 compared to 2022, the decrease primarily reflected decreased expense recognized in connection with development milestones achieved under our collaborations with Nxera, Xenon Pharmaceuticals Inc. (Xenon), and Takeda.

Payroll and Benefits. Payroll and benefits consists of costs incurred for salaries and wages, payroll taxes, benefits and stock-based compensation associated with employees involved in research and development activities. Stock-based compensation may fluctuate from period to period based on factors that are not within our control, such as our stock price on the dates stock-based grants are issued.

For 2024 compared to 2023, the increase primarily reflected higher headcount.

For 2023 compared to 2022, the increase primarily reflected higher headcount and increased non-cash stock-based compensation expense primarily driven by a charge related to a change in equity grant agreement terms in 2023.

Facilities and Other. Facilities and other consists of indirect costs incurred for the benefit of multiple programs, including depreciation, information technology, and other facility-based expenses, such as rent expense.

For 2024 compared to 2023, the increase primarily reflected increased facility-based expenses related to our new campus facility.

Acquired In-Process Research and Development (IPR&D)

(in millions)	Year Ended December 31,		
	2024	2023	2022
Acquired in-process research and development	$ 12.5	$ 143.9	$ —

For 2024, IPR&D expense primarily reflected the payment of a $6.0 million upfront fee pursuant to our collaboration with Biocytogen Pharmaceuticals (Beijing) Co., Ltd.

For 2023, IPR&D expense reflected the payment of a $143.9 million upfront fee pursuant to the expansion of our collaboration with Voyager.

Selling, General, and Administrative (SG&A)

(in millions)	Year Ended December 31,		
	2024	2023	2022
Selling, general, and administrative	$ 1,007.2	$ 887.6	$ 752.7

For 2024 compared to 2023, the increase primarily reflected continued investment in our commercial organization, including the recent expansion of our psychiatry and long-term care sales team in September 2024, pre-launch CRENESSITY activities, increased facility expenses related to our new campus facility, and impairment charges of $14.0 million associated with leased office space that has been vacated as we continue to occupy our new campus facility.

For 2023 compared to 2022, the increase primarily reflected increased investment in our commercial initiatives, including our branded direct-to-consumer INGREZZA advertising campaign and deployment of our expanded salesforce completed in April 2022, and increased payroll and benefits expenses on higher headcount and increased non-cash stock-based compensation expense primarily driven by a charge related to a change in equity grant agreement terms in 2023.

Other (Expense) Income, Net

	Year Ended December 31,		
(in millions)	2024	2023	2022
Unrealized (loss) gain on equity investments	$ (37.1)	$ 28.4	$ 30.8
Charges associated with convertible senior notes	(138.4)	—	(70.0)
Investment income and other, net	91.0	52.8	4.1
Total other (expense) income, net	$ (84.5)	$ 81.2	$ (35.1)

For 2024 compared to 2023, the increase in total other expense, net, primarily reflected $138.4 million of expense recognized in connection with conversions of the 2024 Notes upon maturity in May 2024 and periodic fluctuations in the fair values of our equity investments, partially offset by increased interest income on our debt security investments.

For 2023 compared to 2022, the increase in total other income, net, primarily reflected increased interest income on our debt security investments and decreased debt extinguishment charges in connection with the repurchase of the 2024 Notes in 2022.

Provision for Income Taxes

	Year Ended December 31,		
(in millions)	2024	2023	2022
Provision for income taxes	$ 144.7	$ 82.4	$ 59.4

For 2024 and 2023, the effective tax rate varied from the federal and state statutory rates primarily due to credits generated for research activities, certain nondeductible expenses, excess tax benefits related to stock-based compensation, and losses incurred in foreign jurisdictions for which no tax benefit was recorded as management cannot conclude that it is more likely than not that the tax benefit of such losses will be realized in the future. Additionally, in 2024, we incurred a loss on the extinguishment of debt that was nondeductible for tax purposes.

For 2022, the effective tax rate varied from the federal and state statutory rates primarily due to credits generated for research activities and certain nondeductible expenses, including the premium paid on the repurchase of the 2024 Notes in 2022.

Net Income

	Year Ended December 31,		
(in millions)	2024	2023	2022
Net income	$ 341.3	$ 249.7	$ 154.5

For 2024 compared to 2023, the increase primarily reflected increased INGREZZA net product sales and decreased total payments for upfront fees and development milestones achieved in connection with our collaborations, partially offset by $138.4 million of expense recognized in connection with conversions of the 2024 Notes upon maturity in May 2024, periodic fluctuations in the fair values of our equity investments, and continued investments in our commercial organization, including pre-launch CRENESSITY activities, and expanded pre-clinical and clinical portfolios.

For 2023 compared to 2022, the increase primarily reflected increased INGREZZA net product sales, increased interest income on our debt security investments, and decreased debt extinguishment charges in connection with the repurchase of the 2024 Notes in 2022, partially offset by increased total payments for upfront fees and development milestones achieved in connection with our collaborations and increased investments in our commercial initiatives and expanded clinical portfolio.

Liquidity and Capital Resources

Sources of Liquidity

We believe that our existing capital resources, funds generated by anticipated INGREZZA net product sales, and investment income will be sufficient to satisfy our current and projected funding requirements for at least the next 12 months. However, we cannot guarantee that our existing capital resources and anticipated revenues will be sufficient to conduct and complete all of our research and development programs or commercialization activities as planned. We may seek to access the public or private equity markets whenever conditions are favorable or pursue opportunities to obtain debt financing in the future. We may also seek additional funding through strategic alliances or other financing mechanisms. However, we cannot provide assurance that adequate funding will be available on terms acceptable to us, if at all.

Information Regarding Our Financial Condition

	December 31,			
(in millions)	**2024**		**2023**	
Total cash, cash equivalents and marketable securities	$	1,815.6	$	1,719.1
Working Capital:				
Total current assets	$	1,724.7	$	1,607.0
Less total current liabilities		507.7		654.8
Total working capital	$	1,217.0	$	952.2

Information Regarding Our Cash Flows

	Year Ended December 31,					
(in millions)	**2024**		**2023**		**2022**	
Cash flows from operating activities	$	595.4	$	389.9	$	339.4
Cash flows from investing activities		(126.8)		(467.1)		(177.1)
Cash flows from financing activities		(486.7)		65.3		(234.3)
Effect of exchange rate changes on cash and cash equivalents		—		0.3		(1.3)
Change in cash, cash equivalents and restricted cash	$	(18.1)	$	(11.6)	$	(73.3)

Cash Flows from Operating Activities

For 2024 compared to 2023, the increase primarily reflected increased INGREZZA net product sales and decreased total payments for upfront fees and development milestones achieved in connection with our collaborations, partially offset by increased payments for income taxes and continued investments in our commercial organization, including pre-launch CRENESSITY activities, and expanded pre-clinical and clinical portfolios.

For 2023 compared to 2022, the increase primarily reflected increased INGREZZA net product sales, partially offset by increased total payments for upfront fees and development milestones achieved in connection with our collaborations and increased investment in our commercial initiatives and expanded clinical portfolio.

Cash Flows from Investing Activities

Periodic fluctuations for all periods presented reflected timing differences related to our purchases, sales, and maturities of debt security investments and changes in our portfolio-mix.

For 2023, cash flows from investing activities also reflected a $31.3 million equity investment in Voyager.

For 2022, cash flows from investing activities also reflected the acquisition of Diurnal Group plc for $42.7 million in cash (net of cash acquired) and a $7.7 million equity investment in Xenon.

Cash Flows from Financing Activities

Cash flows from financing activities for all periods presented reflected proceeds from issuances of our common stock.

For 2024 compared to 2023, cash flows from financing activities also reflected a $300.0 million payment to a third-party financial institution to repurchase shares of the Company's common stock under a share repurchase program that was authorized by our Board of Directors in October 2024 and the settlement of the 2024 Notes in full for $308.8 million in cash.

For 2023 compared to 2022, cash flows from financing activities also reflected the repurchase of $210.8 million aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $279.0 million in cash.

Material Cash Requirements

In the pharmaceutical industry, it can take a significant amount of time and capital resources to successfully complete all stages of research and development and commercialize a product candidate, which ultimate length of time and spend required cannot be accurately estimated as it varies substantially according to the type, complexity, novelty and intended use of a product candidate.

The funding necessary to execute our business strategies is subject to numerous uncertainties and we may be required to make substantial expenditures if unforeseen difficulties arise in certain areas of our business. In particular, our future capital requirements will depend on many factors, including:

- the commercial success of INGREZZA and CRENESSITY;
- continued scientific progress in our research and clinical development programs;
- the magnitude and complexity of our research and development programs;
- progress with preclinical testing and clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the costs involved in filing and pursuing patent applications, enforcing patent claims, or engaging in interference proceedings or other patent litigation;
- costs associated with securing adequate coverage and reimbursement for our products;
- competing technological and market developments;
- developments related to any future litigation;
- the cost of commercialization activities and arrangements, including our advertising campaigns; and
- the cost of manufacturing our product candidates.

In addition to the foregoing factors, we have significant future capital requirements, including:

External Business Developments

In addition to our independent efforts to develop and market products, we may enter into collaboration and license agreements or acquire businesses from time-to-time to enhance our drug development and commercial capabilities. With respect to our existing collaboration and license agreements, we may be required to make potential future payments of up to $17.7 billion upon the achievement of certain milestones.

Refer to Note 2 to the consolidated financial statements for more information on our significant collaboration and license agreements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon financial statements that we have prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, we evaluate these estimates, including those related to revenue recognition. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Historically, revisions to our estimates have not resulted in a material change to the financial statements.

The items in our financial statements requiring significant estimates and judgments are as follows:

Reserves for Government Rebates

We recognize revenues from product sales of INGREZZA net of reserves established for applicable discounts and allowances that are offered within contracts with our customers, payors, and other third parties. Such reserves include estimates for government rebates that we are obligated to pay for discounts including under the Medicaid Drug Rebate Program and Medicare Part D. The liability for such rebates consists of invoices received for claims from prior quarters that remain unpaid, or for which an invoice has not been received, and estimated rebates for the current applicable reporting period. Such estimates require us to project the magnitude of our sales that will be subject to such rebates and are based on actual historical rebates by state, estimated payor mix, state and federal regulations, and relevant contractual terms, as supplemented by management's judgement. There is a significant time-lag in our receiving rebate notices from each state (generally, several months or longer after a sale is recognized). To date, actual government rebates have not differed materially from our estimates.

Income Taxes

Our income tax provision is computed under the asset and liability method. Significant estimates are required in determining our income tax provision. Some of these estimates are based on interpretations of existing tax laws or regulations. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (temporary differences) at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which it is more likely than not that some portion or all of the deferred tax assets, including net operating losses and tax credits, will not be realized. We periodically re-assess the need for a valuation allowance against our deferred tax assets based on various factors including our historical earnings experience by taxing jurisdiction, and forecasts of future operating results and utilization of net operating losses and tax credits prior to their expiration. Significant judgment is required in making this assessment and, to the extent that a reversal of any portion of our valuation allowance against our deferred tax assets is deemed appropriate, a tax benefit will be recognized against our income tax provision in the period of such reversal.

Additional Information

Refer to Note 1 to the consolidated financial statements for information on accounting pronouncements that have impacted or are expected to materially impact our consolidated financial condition, results of operations, or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We maintain a diversified investment portfolio consisting of low-risk, investment-grade debt securities with maturities of up to three years, including investments in commercial paper, securities of government-sponsored entities and corporate bonds that are subject to interest rate risk. The primary objective of our investment activities is to preserve principal and maintain liquidity. If a 1% unfavorable change in interest rates were to have occurred on December 31, 2024, it would not have had a material effect on the fair value of our investment portfolio as of that date.

Item 8. Financial Statements and Supplementary Data

NEUROCRINE BIOSCIENCES, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Neurocrine Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neurocrine Biosciences, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Reserves for government rebates related to product sales

Description of the Matter	The Company sells product to specialty pharmacies and specialty distributors in the U.S. (collectively, "customers"). As described in Note 1 to the consolidated financial statements, the Company recognizes revenues for sales of INGREZZA to its customers after deducting management's estimates of reserves, including drug coverage gap rebates, it will provide under government rebate programs ("government rebates"). Estimated government rebates are presented within accounts payable and accrued liabilities on the consolidated balance sheet.

Auditing the estimates of government rebates was complex and judgmental due to the level of uncertainty involved in management's assumptions used in the measurement process. In particular, management was required to estimate the portion of product that is expected to be subject to a government rebate and the applicable contractual government rebate percentage by payor type underlying the revenue and the applicable rebate amount applicable for the payor type.

How We Addressed the Matter in Our Audit	We tested the Company's internal controls over management's process for estimating the portion of product that is expected to be subject to a government rebate for product that remains in the distribution channel at December 31, 2024. This included controls over management's review of significant assumptions and other inputs into the estimation of government rebates including the accuracy of data used in the calculation.

To test management's estimate of government rebate reserves our audit procedures included, among others, evaluating the methodologies used, testing the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its analyses. Specifically, we compared the significant assumptions to third-party reports used by the Company to estimate product remaining in the distribution channel at December 31, 2024. In addition, we compared the underlying government rebate percentages used in the Company's analyses to those published by the applicable government entity. We assessed the historical accuracy of management's rebate estimates, tested payments of rebates and performed a sensitivity analysis of significant assumptions to evaluate the changes in the rebate allowance that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.

San Diego, California

February 10, 2025

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)	December 31, 2024		December 31, 2023	
Assets				
Current assets:				
Cash and cash equivalents	$	233.0	$	251.1
Available-for-sale debt securities		843.1		780.5
Accounts receivable		479.1		439.3
Inventory		57.4		38.3
Other current assets		112.1		97.8
Total current assets		1,724.7		1,607.0
Deferred tax assets		485.7		362.6
Available-for-sale debt securities		739.5		687.5
Right-of-use assets		509.4		276.5
Equity investments		124.8		161.9
Property and equipment, net		82.6		70.8
Intangible assets, net		36.5		35.5
Other noncurrent assets		15.5		49.6
Total assets	$	3,718.7	$	3,251.4
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	461.6	$	448.8
Convertible senior notes		—		170.1
Other current liabilities		46.1		35.9
Total current liabilities		507.7		654.8
Noncurrent operating lease liabilities		455.1		258.3
Other noncurrent liabilities		166.2		106.3
Total liabilities		1,129.0		1,019.4
Stockholders' equity:				
Preferred stock, $0.001 par value; 5.0 shares authorized; no shares issued and outstanding		—		—
Common stock, $0.001 par value; 220.0 shares authorized; 99.4 and 98.7 shares issued and outstanding, respectively		0.1		0.1
Additional paid-in capital		2,554.6		2,382.0
Accumulated other comprehensive income		5.8		7.0
Retained earnings (accumulated deficit)		29.2		(157.1)
Total stockholders' equity		2,589.7		2,232.0
Total liabilities and stockholders' equity	$	3,718.7	$	3,251.4

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS INCOME

AND COMPREHENSIVE INCOME

		Year Ended December 31,				
(in millions, except per share data)		2024		2023		2022
Revenues:						
Net product sales	$	2,330.6	$	1,860.6	$	1,440.9
Collaboration revenue		24.7		26.5		47.8
Total revenues		2,355.3		1,887.1		1,488.7
Operating expenses:						
Cost of revenues		34.0		39.7		23.2
Research and development		731.1		565.0		463.8
Acquired in-process research and development		12.5		143.9		—
Selling, general, and administrative		1,007.2		887.6		752.7
Total operating expenses		1,784.8		1,636.2		1,239.7
Operating income		570.5		250.9		249.0
Other (expense) income:						
Unrealized (loss) gain on equity investments		(37.1)		28.4		30.8
Charges associated with convertible senior notes		(138.4)		—		(70.0)
Interest income and other, net		91.0		52.8		4.1
Total other (expense) income, net		(84.5)		81.2		(35.1)
Income before provision for income taxes		486.0		332.1		213.9
Provision for income taxes		144.7		82.4		59.4
Net income		341.3		249.7		154.5
Foreign currency translation adjustments, net of tax		(1.1)		2.4		2.9
Unrealized gain (loss) on available-for-sale debt securities, net of tax		(0.1)		12.5		(9.1)
Comprehensive income	$	340.1	$	264.6	$	148.3
Earnings per share, basic	$	3.40	$	2.56	$	1.61
Earnings per share, diluted	$	3.29	$	2.47	$	1.56
Weighted average common shares outstanding, basic		100.4		97.7		95.8
Weighted average common shares outstanding, diluted		103.7		101.0		98.9

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	$				
Balances at December 31, 2021	94.9	$ 0.1	$ 2,011.4	$ (1.7)	$ (635.8)	$ 1,374.0
Net income	—	—	—	—	154.5	154.5
Other comprehensive loss, net of tax	—	—	—	(6.2)	—	(6.2)
Cumulative-effect adjustment due to adoption of ASU 2020-06	—	—	(106.8)	—	74.5	(32.3)
Stock-based compensation expense	—	—	173.1	—	—	173.1
Issuances of common stock under stock plans	1.6	—	44.7	—	—	44.7
Balances at December 31, 2022	96.5	$ 0.1	$ 2,122.4	$ (7.9)	$ (406.8)	$ 1,707.8
Net income	—	—	—	—	249.7	249.7
Other comprehensive income, net of tax	—	—	—	14.9	—	14.9
Stock-based compensation expense	—	—	194.3	—	—	194.3
Issuances of common stock under stock plans	2.2	—	65.3	—	—	65.3
Balances at December 31, 2023	98.7	$ 0.1	$ 2,382.0	$ 7.0	$ (157.1)	$ 2,232.0
Net income	—	—	—	—	341.3	341.3
Other comprehensive income, net of tax	—	—	—	(1.2)	—	(1.2)
Stock-based compensation expense	—	—	195.5	—	—	195.5
Issuances of common stock under stock plans	2.7	—	122.1	—	—	122.1
Repurchases of common stock under accelerated buyback agreements	(2.0)	—	(145.0)	—	(155.0)	(300.0)
Balances at December 31, 2024	99.4	$ 0.1	$ 2,554.6	$ 5.8	$ 29.2	$ 2,589.7

See accompanying notes to consolidated financial statements.

NEUROCRINE BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 341.3	$ 249.7	$ 154.5
Adjustments to reconcile net income to net cash from operating activities:			
Stock-based compensation expense	195.5	194.3	173.1
Charges associated with convertible senior notes	138.4	—	70.0
Depreciation	23.5	17.8	15.1
(Accretion) amortization of (discount) premium on investments, net	(26.2)	(18.3)	3.7
Amortization of intangible assets	3.6	3.5	0.5
Changes in fair values of equity investments	37.1	(28.4)	(30.8)
Deferred income taxes	(123.1)	(56.7)	19.1
Other	24.5	(0.2)	1.6
Changes in operating assets and liabilities:			
Accounts receivable	(39.8)	(89.3)	(162.2)
Inventory	(19.1)	5.4	(2.6)
Accounts payable and accrued liabilities	29.0	64.3	114.6
Other assets and liabilities, net	10.7	47.8	(17.2)
Cash flows from operating activities	595.4	389.9	339.4
Cash flows from investing activities:			
Purchases of available-for-sale debt securities	(1,056.1)	(1,379.9)	(621.2)
Sales and maturities of available-for-sale debt securities	967.5	972.4	511.0
Acquisition of business, net of cash acquired	—	—	(42.7)
Purchases of equity investments	—	(31.3)	(7.7)
Capital expenditures	(38.2)	(28.3)	(16.5)
Cash flows from investing activities	(126.8)	(467.1)	(177.1)
Cash flows from financing activities:			
Issuances of common stock under benefit plans	122.1	65.3	44.7
Repurchases of common stock under accelerated buyback agreements	(300.0)	—	—
Payments associated with convertible senior notes	(308.8)	—	(279.0)
Cash flows from financing activities	(486.7)	65.3	(234.3)
Effect of exchange rate changes on cash and cash equivalents	—	0.3	(1.3)
Change in cash and cash equivalents and restricted cash	(18.1)	(11.6)	(73.3)
Cash, cash equivalents and restricted cash at beginning of period	259.1	270.7	344.0
Cash, cash equivalents and restricted cash at end of period	$ 241.0	$ 259.1	$ 270.7
Supplemental Disclosure:			
Accrued capital expenditures	$ 2.2	$ 2.5	$ 0.7
Right-of-use assets acquired through operating leases	$ 271.6	$ 200.8	$ —
Cash paid for interest	$ 1.6	$ 3.8	$ 6.6
Cash paid for income taxes	$ 217.5	$ 51.5	$ 14.4

See accompanying notes to consolidated financial statements.

1. Business Overview and Summary of Significant Accounting Policies

Nature of Operations

Neurocrine Biosciences, Inc. and its subsidiaries (Neurocrine Biosciences, the Company, we, our, or us) is a neuroscience-focused global biopharmaceutical company focused on discovering, developing, and delivering innovative therapies to help ease the burden of debilitating disorders and diseases.

Use of Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Neurocrine Biosciences as well as our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

We recognize revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration which we expect to receive in exchange for such goods or services. Revenue is recognized using a five-step model: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Product Revenue

We sell INGREZZA® (valbenazine) in the U.S. primarily to specialty pharmacy providers and distributors and CRENESSITY™ (crinecerfont) in the U.S. to a specialty pharmacy provider. Net product sales of INGREZZA totaled $2.3 billion for 2024, $1.8 billion for 2023, and $1.4 billion for 2022 and accounted for substantially all of our total net product sales during each of these years.

Product revenue is recorded net of reserves for variable consideration, including discounts and allowances offered within contracts with our customers, payors, and other third parties. These reserves, classified as reductions of accounts receivable or liabilities, are based on estimates and include the following categories:

- *Product discounts* represent estimated obligations for trade term discounts and other incentives offered to our customers. We accrue for product discounts based on actual historical discounts, including the timing of customer payments.

- *Distributor and other fees* represent fees for inventory management, data, and distribution services and are generally recorded as a reduction of revenue or expensed as selling, general, and administrative to the extent we can demonstrate a separable benefit and fair value for these services.

- *Government rebates* represent estimated obligations to government agencies under the Medicaid Drug Rebate Program and Medicare Part D and are recorded as a reduction of revenue in the period the related revenue is recognized. We accrue for government rebates based on estimated claims for the current quarter, estimated claims for prior quarters for which an invoice has not been received, and claims for prior quarters for which an invoice has been received but not paid.

- *Chargebacks* represent estimated obligations to our customers for differences between list and contract prices. We accrue for chargebacks as a reduction of revenue based on estimated contractual discounts on product inventory levels on-hand in our distribution channel.

- *Payor and pharmacy rebates* represent estimated obligations to payors and pharmacies for contract discounts on product sales and are recorded as a reduction of revenue in the period the related revenue is recognized. We accrue for payor and pharmacy rebates based on actual historical rebates, contractual rebate percentages, sales made through the payor channel, and purchases made by pharmacies.

- *Copay assistance* represents financial assistance to qualified patients with prescription drug copay requirements. We accrue for copay assistance as a reduction of revenue based on estimated claims and the cost per claim we expect to receive in connection with inventory that exists in the distribution channel at period end.

- *Product returns* represent estimated obligations for return rights offered to our customers due to shipment errors and damaged product and are recorded as a reduction of revenue in the period the related revenue is recognized. We accrue for product returns based on actual historical returns, benchmarking data, and industry experience.

Collaboration Revenues

We have entered into collaboration and license agreements under which we out-license certain rights to our product candidates to third parties. For arrangements that include sales-based royalties, and under which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Each quarterly period, sales-based royalties are recorded based on estimated quarterly net sales of the associated collaboration products. Differences between actual results and estimated amounts are adjusted for in the period in which they become known, which typically follows the quarterly period in which the estimate was made. To date, actual royalties received have not differed materially from our estimates.

Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash without penalty and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded net of customer allowances for prompt payment discounts, chargebacks, and any allowance for credit losses. Our estimate for the allowance for credit losses, which has not been significant to date, is determined based on existing contractual payment terms, actual payment patterns of our customers, and individual customer circumstances.

Our exposure to credit losses may increase if our customers are adversely affected by changes in healthcare laws, coverage and reimbursement, economic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

Debt Securities

Debt securities consist of investments in certificates of deposit, corporate debt securities, and securities of government-sponsored entities. We classify debt securities as available-for-sale. Available-for-sale debt securities are recorded at fair value, with unrealized gains and losses included in other comprehensive income or loss, net of tax. We exclude accrued interest from both the fair value and amortized cost basis of debt securities. A debt security is placed on nonaccrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a debt security placed on nonaccrual status is reversed against interest income.

Interest income includes amortization (accretion) of purchase premiums (discounts). Premiums (discounts) on debt securities are amortized (accreted) using the effective interest rate method. Gains and losses on sales of debt securities are recorded on the trade date in investment income and other, net, and determined using the specific identification method.

Allowance for Credit Losses

For available-for-sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings. For available-for-sale debt securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, any changes in interest rates, and any changes to the rating of the security by a rating agency, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income or loss, as applicable.

Accrued interest receivables on available-for-sale debt securities were $14.4 million and $11.2 million, respectively, as of December 31, 2024 and 2023. We do not measure an allowance for credit losses for accrued interest receivables. For the purposes of identifying and measuring an impairment, accrued interest is excluded from both the fair value and amortized cost basis of the debt security. Uncollectible accrued interest receivables associated with an impaired debt security are reversed against interest income upon identification of the impairment. No accrued interest receivables were written off during 2024, 2023, or 2022.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents, investments in debt securities, and accounts receivable.

To minimize the risks related to cash and cash equivalents and investments in debt securities, we have established guidelines related to credit ratings and maturities intended to safeguard principal balances and maintain liquidity. Our investment portfolio is maintained in accordance with our investment policy, which defines allowable investments, specifies credit quality standards, and limits the credit exposure of any single issuer.

To minimize the risks related to accounts receivable, which are typically unsecured, we monitor the financial performance and creditworthiness of our customers so that we can properly assess and respond to changes in their credit profiles.

The following table presents the percent of total gross product sales and total accounts receivable for each of our customers who individually accounted for 10% or more of total gross product sales and/or 10% or more of total accounts receivable.

| (in millions) | Percent of Total Gross Product Revenues | | | Percent of Accounts Receivable | |
| | Year Ended December 31, | | | December 31, | |
	2024	2023	2022	2024	2023
Customer A	43 %	36 %	14 %	41 %	46 %
Customer B	28 %	28 %	29 %	37 %	32 %
Customer C	13 %	15 %	18 %	11 %	12 %
Customer D	< 10 %	12 %	29 %	< 10 %	< 10 %

Equity Investments

We account for certain equity investments subject to the equity method of accounting, or through which we have the ability to exercise significant influence (but not control) over the operating and financial policies of an investee, under the fair value option. In assessing whether we exercise significant influence, we consider the nature and magnitude of such an investment, the voting and protective rights we hold, any participation in the governance of the investee and other relevant factors, such as the presence of a collaborative or other business relationship. Such investments in publicly traded companies are currently classified within Level 1 of the fair value hierarchy and carried at fair value, with any changes in the fair value of such investments recognized in earnings.

Fair Value of Financial Instruments

We record cash equivalents, debt securities available-for-sale and equity security investments at fair value based on a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The fair value hierarchy consists of the following three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability when there is little, if any, market activity for the asset or liability at the measurement date.

Investments in debt securities available-for-sale are classified as Level 2 and carried at fair value. We estimate the fair value of debt securities available-for-sale by utilizing third-party pricing services. These pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. Such inputs include market pricing based on real-time trade data for similar instruments, issuer credit spreads, benchmark yields, broker/dealer quotes and other observable inputs. We validate valuations obtained from third-party pricing services by understanding the models used, obtaining market values from other pricing sources and analyzing data in certain instances.

We deem transfers between levels of the fair value hierarchy to have occurred at the end of the reporting period during which the event or change in circumstances that caused the transfer occurred.

Inventory

Inventory is valued at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on the first-in, first-out method. We perform an assessment of the recoverability of our inventory on a quarterly basis and write down any excess and obsolete inventory to its net realizable value in the period in which the impairment is first identified. When future commercialization is considered probable and the future economic benefit is expected to be realized, based on management's judgment, we capitalize pre-launch inventory costs prior to regulatory approval.

Prior to U.S. Food and Drug Administration (FDA) approval of CRENESSITY in December 2024, all costs related to its manufacturing were expensed as research and development (R&D) in the period incurred. As a result, our physical inventory as of December 31, 2024 included active pharmaceutical product with no cost basis. Costs related to the manufacturing of bulk drug product, finished bottling, and other labeling activities that occurred post-FDA approval are included in the inventory value as of December 31, 2024.

Leases

We determine if an arrangement is a lease at contract inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain that such options will be exercised.

As none of our operating leases provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is determined using a secured borrowing rate for the same currency and term as the associated lease.

The lease payments used to determine our ROU assets may include prepaid or accrued lease payments and any lease incentives received and are recognized in ROU assets on our consolidated balance sheets.

Our lease agreements may include both lease and non-lease components, which we account for as a single lease component when the payments are fixed. Variable payments included in lease agreements are expensed as incurred.

Our operating leases are reflected in ROU assets, noncurrent operating lease liabilities, and other current liabilities on our consolidated balance sheets. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Impairment of ROU Assets

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Corporate ROU assets that are actively being marketed for sublease in connection with excess leased capacity are tested for impairment individually when the cash flows related to the ROU asset are determined to be independent from the cash flows of other assets and liabilities. Corporate ROU assets are otherwise tested for impairment on a consolidated level with consideration given to all cash flows of the company as corporate functions do not generate cash flows and are funded by revenue-producing activities at lower levels of the entity.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Equipment is depreciated over an average estimated useful life of 3 to 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense was $23.5 million for 2024, $17.8 million for 2023, and $15.1 million for 2022.

Goodwill, Intangible Assets, and Other Long-Lived Assets

Assets acquired, including intangible assets and in-process research and development (IPR&D) and liabilities assumed are measured at fair value as of the acquisition date. Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of the net assets acquired. Intangible assets acquired in a business combination that are used for IPR&D activities are considered indefinite lived until the completion or abandonment of the associated research and development efforts. Upon reaching the end of the relevant research and development project (i.e., upon commercialization), the IPR&D asset is amortized over its estimated useful life. If the relevant research and development project is abandoned, the IPR&D asset is expensed in the period of abandonment.

Goodwill and IPR&D are not amortized; however, they are reviewed for impairment at least annually, as of October 1, and more frequently if an event occurs indicating the potential for impairment. Goodwill and IPR&D are considered to be impaired if the carrying value of the reporting unit or IPR&D asset exceeds its respective fair value.

We perform our goodwill impairment analysis at the reporting unit level, which aligns with our reporting structure and availability of discrete financial information. During the goodwill impairment review, we assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and our overall financial performance. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then no additional assessment is deemed necessary. Otherwise, we proceed to compare the estimated fair value of the reporting unit with the carrying value, including goodwill. If the carrying amount of the reporting unit exceed the fair value, we record an impairment loss based on the difference. We may elect to bypass the qualitative assessment in a period and proceed to perform the quantitative goodwill impairment test.

Our identifiable intangible assets with a finite life are typically comprised of acquired product rights. The cost of identifiable intangible assets with finite lives is generally amortized on a straight-line basis over the assets' respective estimated useful lives.

We perform regular reviews to determine if any event has occurred that may indicate that intangible assets with finite useful lives and other long-lived assets are potentially impaired. If indicators of impairment exist, an impairment test is performed to assess the recoverability of the affected assets by determining whether the carrying amount of such assets exceeds the undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value of the assets exceeds the fair value. Factors that may indicate potential impairment include a significant decline in our stock price and market capitalization compared to the net book value, significant changes in the ability of a particular asset to generate positive cash flows for our strategic business objectives, and the pattern of utilization of a particular asset.

Share Repurchases

Shares repurchased pursuant to our share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity by reducing our common stock for the par value of the shares repurchased and reducing our capital surplus for the excess of the repurchase price over the par value. The excess over the par value of the shares repurchased is recorded as a reduction to retained earnings to the extent available, with any remainder recorded as a reduction to additional paid-in capital.

Cost of Revenues

Cost of revenues includes third-party manufacturing, transportation, freight, and indirect overhead costs primarily for the manufacture and distribution of INGREZZA drug product sold, manufacturing costs in connection with our supply of valbenazine drug product under our collaboration with Mitsubishi Tanabe Pharma Corporation, royalties on net sales of CRENESSITY and elagolix, amortization of intangible assets, and adjustments for excess and obsolete inventory to the extent management determines that the cost cannot be recovered based on estimates about future demand.

Research and Development

R&D expenses primarily consist of preclinical and clinical trial costs, payroll and benefits costs, including stock-based compensation associated with employees involved in R&D activities, certain facility-based costs, and certain costs associated with our collaborative arrangements. All such costs are expensed as R&D when incurred.

Collaborations and Other Arrangements

We enter into collaborative agreements with third parties to develop and commercialize drug candidates. Collaborative activities may include joint R&D and commercialization of new products. We generally receive certain licensing rights under these arrangements. These collaborations often require upfront payments and may include additional milestone, R&D cost sharing, royalty, or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development and commercialization. Upfront payments associated with collaborative arrangements are generally expensed as IPR&D. Amounts paid or payable to the partner in connection with the achievement of development milestones prior to regulatory approval are expensed as R&D when such milestones are achieved. Regulatory and commercial milestone payments made to the partner subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of revenues over the estimated useful life of the related asset. Royalties are expensed as cost of revenues when incurred.

Asset Acquisitions

We account for acquisitions of assets (or groups of assets) that do not meet the definition of a business using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets (or group of assets) acquired on the basis of their relative fair value(s) on the measurement date. No goodwill is recognized in an asset acquisition. Intangible assets acquired in an asset acquisition for use in R&D activities which have no alternative future use are expensed as IPR&D on the acquisition date. Amounts paid to acquire such assets are classified as operating cash outflows on the consolidated statements of cash flows. Future costs to develop these assets are expensed as R&D when incurred.

Advertising

Costs associated with advertising are expensed as incurred and are included in selling, general, and administrative on the consolidated statements of income. Advertising expenses were $191.0 million for 2024, $159.9 million for 2023, and $149.7 million for 2022.

Stock-Based Compensation

We grant stock options to purchase our common stock to eligible employees and directors and also grant certain employees restricted stock units (RSUs) and performance-based restricted stock units (PRSUs). Additionally, we allow employees to participate in an employee stock purchase plan (ESPP).

We estimate the fair value of stock options and shares to be issued under the ESPP using the Black-Scholes option-pricing model on the date of grant. RSUs are valued based on the closing price of our common stock on the date of grant. The fair value of equity instruments expected to vest is recognized and amortized on a straight-line basis over the requisite service period of the award, which is generally three to four years; however, certain provisions in our equity compensation plans provide for shorter vesting periods under certain circumstances. The fair value of shares to be issued under the ESPP is recognized and amortized on a straight-line basis over the purchase period, which is generally six months. PRSUs vest upon the achievement of certain predefined company-specific performance-based criteria. Expense related to PRSUs is generally recognized ratably over the expected performance period once the predefined performance-based criteria for vesting becomes probable.

Income Taxes

Our income tax provision is computed under the asset and liability method. Significant estimates are required in determining our income tax provision. Some of these estimates are based on interpretations of existing tax laws or regulations. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (temporary differences) at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which it is more likely than not that some portion or all of the deferred tax assets, including net operating losses and tax credits, will not be realized. We periodically re-assess the need for a valuation allowance against our deferred tax assets based on various factors including our historical earnings experience by taxing jurisdiction, and forecasts of future operating results and utilization of net operating losses and tax credits prior to their expiration. Significant judgment is required in making this assessment and, to the extent that a reversal of any portion of our valuation allowance against our deferred tax assets is deemed appropriate, a tax benefit will be recognized against our income tax provision in the period of such reversal.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities based on the technical merits of the position. An adverse resolution of one or more of these uncertain tax positions in any period could have a material impact on the results of operations for that period.

Earnings Per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock and if-converted methods and reflect the weighted average number of common and potentially dilutive shares outstanding during the period, excluding those which effect would be anti-dilutive. PRSUs for which the performance condition has not been achieved are excluded from the calculation of diluted earnings per share.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023, and for interim reporting periods beginning January 1, 2025. We adopted ASU 2023-07 for our annual reporting period beginning on January 1, 2024. The adoption of ASU 2023-07 had no significant impact on our financial statement disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact that adoption of ASU 2023-09 will have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose specified information about certain costs and expenses on an interim and annual basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact that adoption of ASU 2024-03 will have on our financial statement disclosures.

2. Collaboration and License Agreements

Nxera Pharma UK Limited, or Nxera.

In 2021, we entered into a collaboration and license agreement with Nxera (formerly Sosei Heptares) to develop and commercialize certain compounds containing sub-type selective muscarinic M1, M4, or dual M1/M4 receptor agonists, which we have the exclusive rights to develop, manufacture and commercialize worldwide, excluding in Japan, where Nxera retains the rights to develop, manufacture, and commercialize all compounds comprised of M1 receptor agonists, subject to certain exceptions. With respect to such rights retained by Nxera, we retain the rights to opt in to profit sharing arrangements, pursuant to which we and Nxera will equally share in the operating profits and losses for such compounds in Japan. Subject to specified conditions, we may elect to exercise such opt-in rights with respect to each such compound either before initiation of the first proof of concept Phase 2 clinical trial for such compound or following our receipt from Nxera of the top-line data from such clinical trial for such compound. We are responsible for all development, manufacturing, and commercialization costs of any collaboration product.

In connection with the FDA's acceptance of our investigational new drug application for NBI-1117568 for the treatment of schizophrenia in 2022, we expensed a milestone payment of $30.0 million to Nxera as R&D in 2022.

In connection with the successful completions of a long-term toxicity program for NBI-1117568 and a Phase 2 clinical study for NBI-1117568 in schizophrenia in 2024, we expensed milestone payments totaling $50.0 million to Nxera as R&D in 2024. We expect to advance NBI-1117568 into Phase 3 development in the first half of 2025, which would trigger a milestone of $15.0 million payable to Nxera upon initiation of the Phase 3 clinical study.

Under the terms of the agreement, Nxera may be entitled to receive potential future payments of up to $2.5 billion upon the achievement of certain event-based milestones and would be entitled to receive royalties on the future net sales of any collaboration product.

Unless earlier terminated, the agreement will continue on a licensed product-by-licensed product and country-by-country basis until the date on which the royalty term for such licensed product has expired in such country. On a licensed product-by-licensed product and country-by-country basis, royalty payments would commence on the first commercial sale of a licensed product and terminate on the later of (i) the expiration of the last patent covering such licensed product in such country, (ii) a number of years from the first commercial sale of such licensed product in such country and (iii) the expiration of regulatory exclusivity for such licensed product in such country.

We may terminate the agreement in its entirety or with respect to one or more targets upon 180 days' written notice to Heptares during the research collaboration term and upon 90 days' written notice to Nxera following the expiration of the research collaboration term. Following the expiration of the research collaboration term, Nxera may terminate the agreement on a target-by-target basis in the event that we do not conduct any material development activities outside of Japan with respect to a certain compound or licensed product within the applicable target class for a continuous period of not less than 365 days and do not commence any such activities within 120 days of receiving written notice. Either party may terminate the agreement, subject to specified conditions, (i) in the event of material breach by the other party, subject to a cure period, (ii) if the other party challenges the validity or enforceability of certain intellectual property rights, subject to a cure period, or (iii) if the other party becomes insolvent or takes certain actions related to insolvency.

Takeda Pharmaceutical Company Limited, or Takeda.

In 2020, we entered into an exclusive license agreement with Takeda (the 2020 Takeda Agreement) , pursuant to which we acquired the exclusive rights to develop and commercialize certain early to mid-stage psychiatry compounds, including luvadaxistat, NBI-1070770, osavampator (formerly NBI-1065845), NBI-1065846, and three non-clinical stage compounds. Pursuant to the 2020 Takeda Agreement, osavampator was designated as a profit-share product, meaning we and Takeda would equally share in the operating profits and losses. Takeda also retained the right to opt-out of the profit-sharing arrangement, pursuant to which Takeda would be entitled to receive potential future payments upon the achievement of certain event-based milestones with respect to osavampator and receive royalties on the future net sales of osavampator (in lieu of equally sharing in the operating profits and losses).

In 2024, we provided Takeda with written notice of termination of the license under the 2020 Takeda Agreement to develop and commercialize luvadaxistat and NBI-1065846. The termination is anticipated to be effective in April 2025. In January 2025, we and Takeda amended and restated the exclusive license agreement (the Restated Takeda Agreement) to, among other things, reflect the conversion from sharing operating profits and losses with respect to the development and commercialization of osavampator to a royalty-bearing license, the return of rights to osavampator in Japan to Takeda, and our previous termination of DAAO inhibitors under the 2020 Takeda Agreement, including luvadaxistat, and GPR139 agonists, including NBI-1065846.

Under the Restated Takeda Agreement, we will retain exclusive rights to develop and commercialize osavampator for all indications in all territories worldwide except Japan, where Takeda will reacquire exclusive development and commercialization rights. In addition, each party is responsible for development costs for osavampator in its respective territory, and each party is eligible to receive royalty payments based on the other party's net sales of osavampator in the other party's territory. Pursuant to the Restated Takeda Agreement and upon the successful development and commercialization of osavampator, we expect tiered based royalties payable to Takeda to be in the mid-to-upper teens in the U.S. and low double-digits outside of the U.S. on a blended basis as a percentage of net sales. Additionally, we are entitled to receive royalties from Takeda on the future net sales of osavampator in Japan.

In connection with the approval of our clinical trial application for NBI-1070770 for the treatment of major depressive disorder in 2022, we expensed a milestone payment of $5.0 million to Takeda as R&D in 2022.

In connection with the initiation of a Phase 2 clinical study for NBI-1070770 in major depressive disorder in 2024, we expensed a milestone payment of $7.5 million to Takeda as R&D in 2024.

Takeda may be entitled to receive potential future payments upon the achievement of certain event-based milestones. As of December 31, 2024, the aggregate amount of these potential future payments was up to $1.9 billion, excluding the effects of the Restated Takeda Agreement and any pending terminations. Takeda is also entitled to receive royalties on the future net sales of any royalty-bearing product. In January 2025, we advanced osavampator into Phase 3 development to evaluate the efficacy and safety of osavampator in adults with major depressive disorder. The initiation of the Phase 3 study, as defined, will trigger a $35.0 million milestone payable to Takeda. No expense was recognized in connection with this milestone in 2024.

Unless earlier terminated, the Restated Takeda Agreement will continue on a licensed product-by-licensed product and country-by-country basis until the date on which, (i) for any royalty-bearing product, the royalty term has expired in such country; and (ii) for any profit-share product, for so long as we continue to develop, manufacture, or commercialize such licensed product. On a licensed product-by-licensed product and country-by-country basis, royalty payments would commence on the first commercial sale of a royalty-bearing product and terminate on the later of (i) the expiration of the last patent covering such royalty-bearing product in such country, (ii) a number of years from the first commercial sale of such royalty-bearing product in such country and (iii) the expiration of regulatory exclusivity for such royalty-bearing product in such country.

We may terminate the Restated Takeda Agreement in its entirety or in one or more (but not all) of the United States, Japan, the European Union and the United Kingdom, or, collectively, the major markets, upon six months' written notice to Takeda (i) with respect to all licensed products prior to the first commercial sale of the first licensed product for which first commercial sale occurs, or (ii) with respect to all licensed products in one or more given target classes, as defined in the Restated Takeda Agreement, prior to the first commercial sale of the first licensed product in such target class for which first commercial sale occurs. We may terminate the Restated Takeda Agreement in its entirety or in one or more (but not all) of the major markets upon 12 months' written notice to Takeda (i) with respect to all licensed products following the first commercial sale of the first licensed product for which first commercial sale occurs, or (ii) with respect to all licensed products in one or more given target classes following the first commercial sale of the first licensed product in such target class for which first commercial sale occurs. Takeda may terminate the Restated Takeda Agreement, subject to specified conditions, (i) if we challenge the validity or enforceability of certain Takeda intellectual property rights or (ii) on a target class-by-target class basis, in the event that we do not conduct any material development or commercialization activities with respect to any licensed product within such target class for a specified continuous period. Subject to a cure period, either party may terminate the Restated Takeda Agreement in the event of any material breach, solely with respect to the target class of a licensed product to which such material breach relates, or in its entirety in the event of any material breach that relates to all licensed products, or if either party challenges the validity or enforceability of certain intellectual property rights.

Idorsia Pharmaceuticals Ltd., or Idorsia.

In 2020, we entered into a collaboration and license agreement with Idorsia, pursuant to which we acquired the exclusive rights to develop and commercialize NBI-827104, a potent, selective, orally active and brain penetrating T-type calcium channel blocker in clinical development for the treatment of a rare pediatric epilepsy and other potential indications, including essential tremor. We are responsible for all manufacturing, development, and commercialization costs of any collaboration product. In the fourth quarter of 2024, we provided Idorsia with written notice of termination of the license agreement to develop and commercialize NBI-827104. The termination became effective in January 2025.

Xenon Pharmaceuticals Inc., or Xenon.

In 2019, we entered into a collaboration and license agreement with Xenon to identify, research and develop sodium channel inhibitors, including NBI-921352 and three preclinical candidates, which compounds we have the exclusive rights to develop and commercialize. We are responsible for all development and manufacturing costs of any collaboration product, subject to certain exceptions.

In connection with the achievement of a development milestone in 2022, we paid Xenon $15.0 million, including a purchase of 0.3 million shares (at $31.855 per share) of Xenon common stock (the 2022 Xenon Shares). The 2022 Xenon Shares were recorded at a fair value of $7.7 million after considering Xenon's stock price on the measurement date. The remaining $7.3 million of the milestone payment was expensed as R&D in 2022.

Under the terms of the agreement, Xenon may be entitled to receive potential future payments of up to $1.7 billion upon the achievement of certain event-based milestones and is entitled to receive royalties on the future net sales of any collaboration product. Xenon retains the right to elect to co-develop one product in a major indication, pursuant to which Xenon would receive a mid-single digit percentage increase in royalties earned on the future net sales of such product in the United States and we and Xenon would equally share in the development costs of such product in the applicable indication, except where such development costs relate solely to the regulatory approval of such product outside the United States.

Unless earlier terminated, the agreement will continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the royalty term for such product in such country. Upon the expiration of the royalty term for a particular licensed product and country, the license obtained by us with respect to such product and country will become fully paid, royalty free, perpetual and irrevocable. We may terminate the agreement upon 90 days' written notice to Xenon, provided that such unilateral termination will not be effective for certain products until we have used commercially reasonable efforts to complete certain specified clinical studies. Either party may terminate the agreement in the event of a material breach in whole or in part, subject to specified conditions.

Voyager Therapeutics, Inc., or Voyager.

2019 Voyager Agreement

In 2019, we entered into a collaboration and license agreement with Voyager (the 2019 Voyager Agreement), pursuant to which we retain certain rights to develop and commercialize the Friedreich's ataxia (FA) program and two undisclosed programs. We are responsible for all development and commercialization costs of any collaboration product under the 2019 Voyager Agreement, subject to certain co-development and co-commercialization rights retained by Voyager.

In connection with the 2019 Voyager Agreement, we purchased 4.2 million shares (at $11.9625 per share) of Voyager common stock (the 2019 Voyager Shares), which are subject to certain transfer, beneficial ownership, and voting restrictions for a period of up to three years from the effective date of the 2023 Voyager Agreement (defined below). The 2019 Voyager Shares were recorded at a fair value of $54.7 million after considering Voyager's stock price and certain transfer restrictions that were applicable to the shares on the measurement date.

In connection with the selection of a development candidate under the FA program pursuant to our collaboration with Voyager, we expensed a milestone payment of $5.0 million to Voyager as R&D in 2024.

Under the terms of the 2019 Voyager Agreement, Voyager may be entitled to receive potential future payments of up to $1.3 billion upon the achievement of certain event-based milestones and is entitled to receive royalties on the future net sales of any collaboration product, subject to certain co-development and co-commercialization rights retained by Voyager.

Unless terminated earlier, the 2019 Voyager Agreement will continue in effect until the expiration of the last to expire royalty term with respect to any collaboration product under the agreement or the last expiration or termination of any exercised co-development and co-commercialization rights by Voyager as provided for in the 2019 Voyager Agreement. We may terminate the 2019 Voyager Agreement upon 180 days' written notice to Voyager prior to the first commercial sale of any collaboration product under the 2019 Voyager Agreement or upon one year after the date of notice if such notice is provided after the first commercial sale of any collaboration product under the 2019 Voyager Agreement.

2023 Voyager Agreement

In 2023, we entered into a collaboration and license agreement with Voyager which we amended in April 2024 (as amended, the 2023 Voyager Agreement), pursuant to which we acquired the global rights to the gene therapy products directed to the gene that encodes glucosylceramidase beta 1 (GBA1) for the treatment of Parkinson's disease and other diseases associated with GBA1 (the GBA1 Program), and three gene therapy programs directed to rare central nervous system (CNS) targets, each enabled by Voyager's next-generation TRACER™ capsids. With respect to collaboration products subject to the GBA1 Program, we are responsible for all development and commercialization costs of any such products, including in the U.S., where Voyager retains certain co-development and co-commercialization rights. Voyager may elect to exercise such rights, pursuant to which we and Voyager would equally share in the operating profits and losses of such products in the U.S. (in lieu of Voyager being entitled to receive potential future payments of certain event-based milestones upon their achievement in the U.S. and receive royalties on the future net sales of such products in the U.S.), following Voyager's receipt of the top-line data from a first clinical trial Parkinson's disease. However, if we and Voyager elect to focus on an indication other than Parkinson's disease prior to Voyager's receipt of top-line data from a first clinical trial for Parkinson's disease, then Voyager may elect to exercise such co-development and co-commercialization rights after the later of: (i) Voyager's receipt of top-line data from the first clinical trial of a product that is the subject of the GBA1 Program or (ii) the date we and Voyager decide not to pursue Parkinson's disease as an indication for development under the GBA1 Program. Irrespective of Voyager's election to exercise such rights, Voyager may be entitled to receive potential future payments upon the achievement of certain event-based milestones outside the U.S. and would be entitled to receive royalties on the future net sales of any such product outside the U.S. With respect to collaboration products subject to the three gene therapy programs directed to rare CNS targets, we are responsible for all development and commercialization costs for any such products.

In connection with the 2023 Voyager Agreement, we paid Voyager $175.0 million upfront, including a purchase of 4.4 million shares (at $8.88 per share) of Voyager common stock (the 2023 Voyager Shares), which are subject to certain transfer, beneficial ownership, and voting restrictions for a period of up to three years from the effective date of the 2023 Voyager Agreement. We accounted for the transaction as an asset acquisition as the set of acquired assets did not constitute a business. In addition, as part of the collaboration, Jude Onyia, Ph.D., Chief Scientific Officer of Neurocrine Biosciences, was appointed to Voyager's board of directors. Dr. Onyia (or another individual designated by us) will be nominated for election to Voyager's board of directors annually for a maximum duration of 10 years from the effective date of the 2023 Voyager Agreement. As a result, our equity investment in Voyager became subject to the equity method of accounting, and Voyager became a related party, following our purchase of the 2023 Voyager Shares, after which, together with the 2019 Voyager Shares, we owned approximately 19.9% of the voting stock of Voyager. We elected the fair value option to account for our equity investment in Voyager as we believe it creates greater transparency regarding the investment's fair value at future reporting dates. The 2023 Voyager Shares were recorded at a fair value of $31.3 million after considering Voyager's stock price on the measurement date. The remaining $143.9 million of the purchase price, which includes certain transaction-related costs, was expensed as in-process research and development in the first quarter of 2023 as the license had no foreseeable alternative future use.

In connection with the selection of two development candidates under the GBA1 program pursuant to our collaboration with Voyager, we expensed milestone payments totaling $6.0 million to Voyager as R&D in 2024.

Under the terms of the 2023 Voyager Agreement, Voyager may be entitled to receive potential future payments of up to $6.1 billion upon the achievement of certain event-based milestones and is entitled to receive royalties on the future net sales of any collaboration product, subject to certain co-development and co-commercialization rights retained by Voyager.

Unless terminated earlier, the 2023 Voyager Agreement will continue in effect until the expiration of the last to expire royalty term with respect to any collaboration product under the 2023 Voyager Agreement or the last expiration or termination of any exercised co-development and co-commercialization rights by Voyager as provided for in the 2023 Voyager Agreement. We may terminate the 2023 Voyager Agreement upon 180 days' written notice to Voyager prior to the first commercial sale of any collaboration product under the 2023 Voyager Agreement or upon one year after the date of notice if such notice is provided after the first commercial sale of any collaboration product under the 2023 Voyager Agreement.

Sanofi S.A., or Sanofi.

In 2014, we entered into a license agreement with Sanofi, pursuant to which we acquired the global rights to develop and commercialize certain corticotropin-releasing factor type 1 receptor (CRF1) antagonists, including crinecerfont. We are responsible for all manufacturing, development, and commercialization costs of any licensed product.

In connection with FDA approval of CRENESSITY capsules and oral solution as an adjunctive treatment of classic congenital adrenal hyperplasia (CAH) in December 2024, we paid a $5.0 million milestone to Sanofi in January 2025, which we accrued to other current liabilities and recorded within intangible assets, net on the consolidated balance sheet as of December 31, 2024.

Under the terms of the agreement, Sanofi may be entitled to receive potential future payments of up to $10.0 million upon the achievement of certain event-based milestones and is entitled to receive royalties at tiered percentage rates ranging from 3.0% to 5.0% on our future net sales of CRENESSITY in the U.S. for the longer of 16 years or the life of the related patent rights.

Mitsubishi Tanabe Pharma Corporation, or MTPC.

In 2015, we out-licensed the rights to valbenazine in Japan and other select Asian markets to MTPC. In 2020, we entered into a commercial supply agreement with MTPC, pursuant to which we supply MTPC with valbenazine drug product for commercial use in such markets. MTPC is responsible for all development, manufacturing and commercialization costs of valbenazine in such markets.

MTPC launched DYSVAL® (valbenazine) in Japan for the treatment of tardive dyskinesia in June 2022 and subsequently in other select Asian markets, where it is marketed as REMLEAS® (valbenazine). We receive royalties at tiered percentage rates on MTPC net sales of valbenazine.

In connection with MTPC's first commercial sale of DYSVAL in Japan, we received a milestone payment of $20.0 million in 2022. ASC 606 provides a royalty exception for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. Under the royalty exception, the milestone would be recognized as revenue only when the later of (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). As the milestone related to a license of intellectual property and was contingent upon MTPC's first commercial sale of DYSVAL in Japan, the milestone was recognized as revenue in 2022.

Under the terms of our license agreement with MTPC, we may be entitled to receive potential future payments of up to $30.0 million upon the achievement of certain sales-based milestones and are entitled to receive royalties at tiered percentage rates on future MTPC net sales of valbenazine for the longer of 10 years or the life of the related patent rights. MTPC may terminate the agreement upon 180 days' written notice to us. In such event, all out-licensed product rights would revert to us.

AbbVie Inc., or AbbVie.

In 2010, we out-licensed the global rights to elagolix to AbbVie. AbbVie is responsible for all development and commercialization costs of elagolix.

AbbVie launched ORILISSA® (elagolix tablets) in the U.S. for the treatment of moderate to severe pain associated with endometriosis in August 2018 and ORIAHNN® (elagolix, estradiol and norethindrone acetate capsules and elagolix capsules) in the U.S. for the treatment of heavy menstrual bleeding due to uterine fibroids in June 2020. We receive royalties at tiered percentage rates on AbbVie net sales of elagolix and recognized elagolix royalty revenue of $13.5 million for 2024, $16.7 million for 2023, and $21.2 million for 2022.

Under the terms of our license agreement with AbbVie, we may be entitled to receive potential future payments of up to $366.0 million upon the achievement of certain event-based milestones and are entitled to receive royalties at tiered percentage rates on future AbbVie net sales of elagolix for the longer of 10 years or the life of the related patent rights. AbbVie may terminate the agreement upon 180 days' written notice to us. In such event, all out-licensed product rights would revert to us.

3. Available-for-Sale Debt Securities

The following table presents a summary of available-for-sale debt securities, aggregated by major security type and contractual maturity.

(in millions)	Contractual Maturity	December 31, 2024				December 31, 2023			
		Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Commercial paper	0 to 1 years	$ 37.1	$ —	$ —	$ 37.1	$ 53.5	$ —	$ —	$ 53.5
Corporate debt securities	0 to 1 years	527.0	0.6	(0.1)	527.5	382.1	0.1	(1.0)	381.2
Securities of government-sponsored entities	0 to 1 years	278.2	0.3	—	278.5	346.1	0.2	(0.5)	345.8
		$ 842.3	$ 0.9	$ (0.1)	$ 843.1	$ 781.7	$ 0.3	$ (1.5)	$ 780.5
Corporate debt securities	1 to 3 years	$ 584.4	$ 2.0	$ (1.0)	$ 585.4	$ 483.5	$ 2.9	$ (0.4)	$ 486.0
Securities of government-sponsored entities	1 to 3 years	154.4	0.3	(0.6)	154.1	201.1	0.5	(0.1)	201.5
		$ 738.8	$ 2.3	$ (1.6)	$ 739.5	$ 684.6	$ 3.4	$ (0.5)	$ 687.5

Unrealized losses on available-for-sale debt securities were primarily due to changes in interest rates. These investments are of high credit quality, and we do not intend to sell these investments and it is not more likely than not that we will be required to sell these investments before recovery of their amortized cost basis. No allowance for credit losses was recognized as of December 31, 2024 or December 31, 2023.

The following table presents available-for-sale debt securities that were in an unrealized loss position as of December 31, 2024, aggregated by major security type and length of time in a continuous loss position.

(in millions)	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate debt securities	$ 334.9	$ (1.1)	$ —	$ —	$ 334.9	$ (1.1)
Securities of government-sponsored entities	$ 123.8	$ (0.6)	$ —	$ —	$ 123.8	$ (0.6)

The following table presents available-for-sale debt securities that were in an unrealized loss position as of December 31, 2023, aggregated by major security type and length of time in a continuous loss position.

(in millions)	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate debt securities	$ 265.1	$ (0.4)	$ 183.8	$ (1.0)	$ 448.9	$ (1.4)
Securities of government-sponsored entities	$ 214.6	$ (0.2)	$ 16.7	$ (0.4)	$ 231.3	$ (0.6)

4. Fair Value Measurements

The following table presents a summary of certain financial assets, which were measured at fair value on a recurring basis.

(in millions)	December 31, 2024			December 31, 2023		
	Fair Value	Leveling		Fair Value	Leveling	
		Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents	$ 233.0	$ 233.0	$ —	$ 251.1	$ 251.1	$ —
Available-for-sale debt securities	1,582.6	—	1,582.6	1,468.0	—	1,468.0
Equity investments	124.8	124.8	—	161.9	161.9	—
	$ 1,940.4	$ 357.8	$ 1,582.6	$ 1,881.0	$ 413.0	$ 1,468.0

5. Earnings Per Share

Earnings per share were calculated as follows:

(in millions, except per share data)	Year Ended December 31,		
	2024	2023	2022
Net income - basic and diluted	$ 341.3	$ 249.7	$ 154.5
Weighted-average common shares outstanding:			
Basic	100.4	97.7	95.8
Effect of dilutive securities	3.3	3.3	3.1
Diluted	103.7	101.0	98.9
Earnings per share:			
Basic	$ 3.40	$ 2.56	$ 1.61
Diluted	$ 3.29	$ 2.47	$ 1.56

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive were 2.4 million for 2024, 4.7 million for 2023, and 4.6 million for 2022.

6. Stockholders' Equity

Share Repurchases

During 2024, we entered into an accelerated share repurchase (ASR) transaction with a third-party financial institution to repurchase an aggregate of $300.0 million of shares of the Company's common stock.

The transaction was accounted for as a treasury stock transaction and a forward stock purchase contract, which was considered indexed to the Company's own stock and classified as an equity instrument.

At inception, we paid the financial institution $300.0 million using cash on hand and took initial delivery of 2.0 million shares, which resulted in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares for both basic and diluted earnings per share. The fair market value of the 2.0 million initial shares received was $240.5 million, with the par value of the initial shares received recorded as a reduction to common stock, the excess of the fair market value over the par value of the initial shares received recorded as a reduction to retained earnings to the extent available, and the remainder recorded as a reduction to additional paid-in capital. The remaining $59.5 million of the repurchase price was recorded to additional paid-in capital.

The ASR transaction terminated in February 2025, at which time we became contractually entitled to receive an additional 0.3 million shares upon settlement.

7. Stock-Based Compensation

2020 Equity Incentive Plan

In May 2022, 2023, and 2024, our stockholders approved amendments of the 2020 Equity Incentive Plan (as so amended, the Amended 2020 Plan). The Amended 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards. As of December 31, 2024, 10.6 million shares of common stock remain available for future grant under the Amended 2020 Plan.

Under the terms of the Amended 2020 Plan, the number of shares of common stock available for issuance will be: (i) reduced by (a) one share for each share issued pursuant to an appreciation award (as defined in the Amended 2020 Plan) granted under the Amended 2020 Plan and (b) 2.13 shares for each share issued pursuant to a full value award (as defined in the Amended 2020 Plan) granted under the Amended 2020 Plan on or after May 18, 2022; and (ii) increased by (a) one share for each share subject to an appreciation award that becomes available again for issuance under the terms of the Amended 2020 Plan and (b) 2.13 shares for each share subject to a full value award that becomes available again for issuance under the terms of the Amended 2020 Plan on or after May 18, 2022.

2011 Equity Incentive Plan

In May 2011, we adopted the 2011 Equity Incentive Plan (the 2011 Plan). The 2011 Plan was a stockholder-approved plan pursuant to which outstanding awards have been made, but from which no further awards can or will be made.

2018 Employee Stock Purchase Plan

In May 2021, our stockholders approved an amendment and restatement of the 2018 Employee Stock Purchase Plan (as so amended and restated, the Amended 2018 ESPP). As of December 31, 2024, 0.3 million shares of common stock remain available for future issuance under the Amended 2018 ESPP.

Stock-Based Compensation Expense

The effect of stock-based compensation expense on the consolidated statements of income and comprehensive income by line-item follows:

	Year Ended December 31,		
(in millions)	**2024**	**2023**	**2022**
Selling, general, and administrative	$ 126.7	$ 126.3	$ 115.4
Research and development	68.8	68.0	57.7
Total stock-based compensation expense	$ 195.5	$ 194.3	$ 173.1

Stock-based compensation expense by award-type follows:

	Year Ended December 31,		
(in millions)	**2024**	**2023**	**2022**
Stock options	$ 80.7	$ 91.6	$ 62.6
RSUs	97.7	93.4	86.4
PRSUs	11.5	4.6	20.1
ESPP	5.6	4.7	4.0
Total stock-based compensation expense	$ 195.5	$ 194.3	$ 173.1

As of December 31, 2024, unrecognized stock-based compensation expense by award-type and the weighted-average period over which such expense is expected to be recognized, as applicable, was as follows:

(dollars in millions)		Unrecognized Expense	Weighted-Average Recognition Period
Stock options	$	92.7	2.2 years
RSUs	$	187.5	2.3 years
PRSUs	$	30.7	

Stock Options

Typically, stock options have a 10-year term and vest over a three to four-year period. The exercise price of stock options granted is equal to the closing price of our common stock on the date of grant. We estimate the fair value of stock options using the Black-Scholes option-pricing model on the date of grant. The Black-Scholes option-pricing model incorporates various and highly sensitive assumptions including expected volatility, term and interest rates. The weighted-average grant-date fair values of stock options granted were $55.74 for 2024, $45.19 for 2023, and $32.05 for 2022.

The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing valuation model with the following weighted-average assumptions:

	Year Ended December 31,		
	2024	2023	2022
Risk-free interest rate	4.3 %	3.9 %	1.8 %
Expected volatility of common stock	37.2 %	40.8 %	42.6 %
Dividend yield	0.0 %	0.0 %	0.0 %
Expected option term	5.5 years	5.5 years	5.0 years

The weighted-average valuation assumptions were determined as follows:

- The expected volatility of common stock is estimated based on the historical volatility of our common stock over the most recent period commensurate with the estimated expected term of our stock options.

- The expected option term is estimated based on historical experience as well as the status of the employee. For example, directors and officers have a longer expected option term than all other employees.

- The risk-free interest rate for periods within the contractual life of a stock option is based upon observed interest rates appropriate for the expected term of our employee stock options.

- We have not historically declared or paid dividends and do not intend to do so in the foreseeable future.

The following table presents summary of activity related to stock options.

(in millions, except weighted average data)	Number of Stock Options		Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding at December 31, 2023	10.0	$	84.46			
Granted	1.5	$	133.93			
Exercised	(1.7)	$	65.22			
Canceled	(0.2)	$	108.84			
Outstanding at December 31, 2024	9.6	$	95.48	6.2 years	$	394.0
Exercisable at December 31, 2024	6.8	$	88.40	5.3 years	$	327.7

The total intrinsic value of stock options exercised was $122.5 million for 2024, $39.9 million for 2023, and $39.7 million for 2022. Cash received from stock option exercises was $110.8 million for 2024, $55.5 million for 2023, and $37.0 million for 2022.

Restricted Stock Units

RSUs typically vest over a four-year period and may be subject to a deferred delivery arrangement at the election of eligible employees. The fair value of RSUs is based on the closing sale price of our common stock on the date of issuance. The total fair value of RSUs that vested was $116.7 million for 2024, $101.0 million for 2023, and $72.4 million for 2022.

The following table presents a summary of activity related to RSUs.

(in millions, except weighted average data)	Number of RSUs	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Unvested at December 31, 2023	2.4	$ 97.32		
Granted	1.1	$ 132.74		
Released	(0.9)	$ 97.91		
Canceled	(0.2)	$ 108.56		
Unvested at December 31, 2024	2.4	$ 111.90	1.2 years	$ 329.2

Performance-Based Restricted Stock Units

PRSUs vest based on the achievement of certain predefined Company-specific performance criteria. Any unvested PRSUs will expire if it is determined the related performance criteria has not been met during the applicable three to four-year performance period. The fair value of PRSUs is estimated based on the closing sale price of our common stock on the date of grant. The fair value of PRSUs that vested was $34.4 million during 2023. No PRSUs vested during 2024 or 2022.

The following table presents a summary of activity related to PRSUs.

(in millions, except weighted average data)	Number of PRSUs	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Unvested at December 31, 2023	0.3	$ 89.23		
Granted	0.1	$ 138.90		
Unvested at December 31, 2024	0.4	$ 105.11	1.4 years	$ 49.9

Employee Stock Purchase Plan

Under the Amended 2018 ESPP, eligible employees may purchase shares of our common stock at a discount semi-annually based on a percentage of their annual compensation. The discounted purchase price is equal to the lower of 85% of (i) the market value per share of the common stock on the first day of the offering period or (ii) the market value per share of common stock on the purchase date.

8. Income Taxes

The following table presents income from continuing operations before provision for income taxes for domestic and international operations.

(in millions)	Year Ended December 31, 2024	2023	2022
U.S.	$ 597.5	$ 409.2	$ 218.0
Foreign	(111.5)	(77.1)	(4.1)
Income before provision for income taxes	$ 486.0	$ 332.1	$ 213.9

The following table presents the components of income tax expense for continuing operations.

(in millions)	Year Ended December 31, 2024	2023	2022
Current:			
Federal	$ 215.2	$ 115.0	$ 17.1
State	52.5	28.1	20.3
Current income taxes	267.7	143.1	37.4
Deferred:			
Federal	(104.9)	(45.2)	27.5
State	(18.1)	(15.5)	(5.5)
Deferred income taxes	(123.0)	(60.7)	22.0
Provision for income taxes	$ 144.7	$ 82.4	$ 59.4

The provision for income taxes on earnings subject to income taxes differs from the statutory federal rate due to the following:

(in millions)	Year Ended December 31,		
	2024	2023	2022
Federal income taxes at 21%	$ 102.1	$ 69.7	$ 44.9
State income tax, net of federal benefit	34.6	17.5	11.8
Branded prescription drug fee	7.5	8.7	6.5
Loss on extinguishment of convertible senior notes	29.1	—	12.0
Stock-based compensation expense	(20.4)	(3.9)	(2.5)
Officer compensation	3.3	9.6	9.2
Foreign rate differential	7.2	3.4	(0.2)
Change in tax rate	(0.6)	(5.5)	(1.1)
Research credits	(49.2)	(42.2)	(29.9)
Change in valuation allowance	23.9	22.0	7.4
Other	7.2	3.1	1.3
Provision for income taxes	$ 144.7	$ 82.4	$ 59.4

The following table presents the significant components of our deferred tax assets.

(in millions)	December 31,	
	2024	2023
Deferred tax assets:		
Net operating losses	$ 50.5	$ 36.5
Research and development credits	62.8	55.3
Capitalized research and development	255.7	178.7
Stock-based compensation expense	61.4	52.7
Operating lease assets	122.7	72.0
Intangible assets	121.4	110.0
Other	51.7	37.2
Total deferred tax assets	726.2	542.4
Deferred tax liabilities:		
Operating lease liabilities	(112.8)	(66.3)
Other	(15.5)	(24.6)
Total deferred tax liabilities	(128.3)	(90.9)
Net of deferred tax assets and liabilities	597.9	451.5
Valuation allowance	(112.2)	(88.9)
Net deferred tax assets	$ 485.7	$ 362.6

As of December 31, 2024 and 2023, we recorded a valuation allowance of $112.2 million and $88.9 million, respectively, against our gross deferred tax asset balance.

As of each reporting date, management considers new evidence, both positive and negative, that could affect its assessment of the future realizability of our deferred tax assets. As of December 31, 2024, management determined there was sufficient positive evidence to conclude that it is more likely than not deferred tax assets of $485.7 million are realizable. The recorded valuation allowance of $112.2 million consisted primarily of state and foreign net operating loss carryforwards and state credit carryforwards for which management cannot conclude it is more likely than not to be realized.

As of December 31, 2024, we had state and foreign income tax net operating loss carryforwards of $279.5 million and $237.5 million, respectively. We had no federal income tax operating loss carryforwards as of December 31, 2024. California net operating losses will begin to expire in 2031 unless previously utilized and the net operating losses related to other states will begin to expire in 2037. Swiss net operating losses will begin to expire in 2030 unless previously utilized. UK net operating losses will carry forward indefinitely.

As of December 31, 2024, we had state R&D tax credit carryforwards of $97.1 million. California R&D tax credits carry forward indefinitely, while R&D tax credits related to other states will begin to expire in 2034 unless previously utilized.

Additionally, the future utilization of our net operating loss and R&D tax credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that could occur in the future. No ownership changes have occurred through December 31, 2024.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

We recognize interest and penalties related to income tax matters in income tax expense. We had accruals for interest related to income tax matters of $10.9 million as of December 31, 2024 and $3.1 million as of December 31, 2023. We had accruals for penalties related to income tax matters of $2.2 million as of December 31, 2024 and 2023.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. Our tax years for 2002 for federal, 2000 for California, 2015 for other significant state jurisdictions, and 2019 and forward for foreign jurisdictions are subject to examination by tax authorities due to the carryforward of unutilized net operating losses and R&D tax credits.

The following table presents a summary of activity related to unrecognized tax benefits.

| (in millions) | Year Ended December 31, | | | | | |
	2024		2023		2022	
Balance at January 1	$	121.0	$	84.5	$	64.6
Increase related to prior year tax positions		4.0		3.4		4.7
Increase related to current year tax positions		54.8		36.7		15.2
Decrease related to prior year tax positions		—		(3.6)		—
Balance at December 31	$	179.8	$	121.0	$	84.5

As of December 31, 2024, we had $141.9 million of unrecognized tax benefits that, if recognized and realized, would affect the effective tax rate, subject to changes in the valuation allowance. We do not expect a significant change in our unrecognized tax benefits in the next 12 months.

9. Leases

Our operating leases have terms that expire beginning 2025 through 2036 and consist of office space and research and development laboratories, including our corporate headquarters. Certain of these lease agreements contain clauses for renewal at our option. As we were not reasonably certain to exercise any of these renewal options at commencement of the associated leases, no such options were recognized as part of our ROU assets or operating lease liabilities.

The following table presents supplemental operating lease information for operating leases that have commenced.

| (in millions, except weighted average data) | Year Ended December 31, | | | | | |
	2024		2023		2022	
Operating lease cost	$	43.6	$	17.1	$	16.3
Sublease income		(2.0)		(0.7)		—
Net operating lease cost	$	41.6	$	16.4	$	16.3
Cash paid for amounts included in the measurement of operating lease liabilities	$	33.1	$	17.9	$	16.9

| | December 31, | | | |
	2024		2023	
Weighted average remaining lease term	10.8 years		10.8 years	
Weighted average discount rate	4.9 %		5.1 %	
Restricted cash related to letters of credit issued in lieu of cash security deposits	$	7.8	$	7.8

The following table presents approximate future non-cancelable minimum lease payments under operating leases and sublease income as of December 31, 2024.

(in millions)	Operating Leases [1]		Sublease Income
Year ending December 31, 2025	$	41.8	$ (3.5)
Year ending December 31, 2026		58.2	(3.5)
Year ending December 31, 2027		59.1	(3.5)
Year ending December 31, 2028		60.6	(3.5)
Year ending December 31, 2029		60.7	(3.5)
Thereafter		373.9	(5.3)
Total operating lease payments (sublease income)		654.3	$ (22.8)
Less accreted interest		158.6	
Total operating lease liabilities		495.7	
Less current operating lease liabilities included in other current liabilities		40.6	
Noncurrent operating lease liabilities	$	455.1	

New Campus Facility

On February 8, 2022, we entered into a lease agreement for a four-building campus facility to be constructed in San Diego, California, including a six-year option for the construction of a fifth building. This campus facility, comprised of office space and research and development laboratories, now serves as our new corporate headquarters.

The construction of the new campus facility was phased. In connection with the completion of the first phase of construction relating to office space, we recognized ROU assets of $199.0 million and operating lease liabilities of $189.8 million in December 2023. In connection with the completion of the second phase of construction relating to laboratory space, we recognized ROU assets of $258.9 million and operating lease liabilities of $211.7 million in October 2024.

As we continue to occupy our new campus facility, certain of our existing leased properties will be marketed for sublease when we determine there is excess leased capacity. Certain of these subleases contain both lease and non-lease components. Sublease income is recognized as an offset to operating expense on a straight-line basis over the lease term. Income related to non-lease components is recognized in operating expenses as a reduction to costs we incur in relation to the primary lease.

Impairment of ROU Assets

During 2024, we reassessed the asset groupings for corporate ROU assets that are actively being marketed for sublease in connection with leased office space that has been vacated as we continue to occupy our new campus facility. For asset groups where impairment was triggered, we used discounted cash flow models (an income approach) with Level 3 inputs to estimate the fair values of the asset groups and recognized corresponding impairment charges totaling $14.0 million in 2024, of which $11.3 million and $2.7 million, respectively, was related to the ROU assets and tenant improvements associated with the underlying leased properties. The significant assumptions used in the discounted cash flows models included projected sublease income over the remaining lease term, expected downtime prior to the commencement of executed or future subleases, and discount rates that reflected a market participant's assumptions in valuing the asset groups.

10. Convertible Senior Notes

On May 2, 2017, we completed a private placement of $517.5 million in aggregate principal amount of 2.25% fixed-rate convertible senior notes due May 15, 2024 (the 2024 Notes) and entered into the 2017 Indenture with respect to the 2024 Notes. Interest on the 2024 Notes was due semi-annually on May 15 and November 15 of each year.

In 2020, we repurchased $136.2 million in aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $186.9 million in cash. In 2022, we repurchased $210.8 million in aggregate principal amount of the 2024 Notes for an aggregate repurchase price of $279.0 million in cash, which resulted in the recognition of a $70.0 million loss on extinguishment.

On or after January 15, 2024, holders of the 2024 Notes had the ability to convert the 2024 Notes at any time until the close of business on the scheduled trading day immediately preceding May 15, 2024. In January 2024, we provided notice to the holders of the 2024 Notes electing to settle all conversions of the 2024 Notes which occur on or after January 15, 2024 in cash. Consequently, the embedded conversion option of the 2024 Notes (the conversion feature) required bifurcation and separate accounting from the 2024 Notes as it no longer qualified for the equity scope exception under ASC 815, Derivatives and Hedging. Upon bifurcation of the conversion feature, we recorded a derivative liability at a fair value of $126.6 million (Level 3) and a corresponding debt discount that was accreted over the remaining term of the 2024 Notes using the straight-line method. Subsequent changes in the fair value of the derivative liability and accretion of the associated debt discount were recorded in other income (expense), net on the consolidated statements of income.

During 2024, holders of the 2024 Notes converted $169.8 million in aggregate principal amount of the 2024 Notes for $308.2 million in cash, reflecting a conversion premium of $138.4 million calculated based on the per share volume-weighted average price (VWAP) for each of the 30 consecutive trading days during the observation period (as more fully described in the 2017 Indenture). The 2024 Notes were settled in full upon maturity on May 15, 2024.

The following table presents a summary of charges recognized in connection with the bifurcation of the conversion feature of the 2024 Notes and conversions of the 2024 Notes by holders during 2024.

(in millions)		Amount
Accretion of debt discount associated with derivative liability	$	126.6
Change in fair value of derivative liability		9.6
Loss on extinguishment of convertible senior notes		2.2
Charges associated with convertible senior notes	$	138.4

11. Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill. Goodwill is included in other noncurrent assets in the consolidated balance sheets.

(in millions)		Amount
Balance as of December 31, 2022	$	5.4
Foreign currency translation adjustments		0.4
Balance as of December 31, 2023		5.8
Foreign currency translation adjustments		(0.1)
Balance as of December 31, 2024	$	5.7

The following table presents information relating to our recognized intangible assets.

	December 31, 2024			December 31, 2023		
(dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed product rights [1]	$ 40.5	$ 7.7	$ 32.8	$ 35.9	$ 4.0	$ 31.9
Acquired IPR&D	$ 3.7	$ —	3.7	$ 3.6	$ —	3.6
Total intangible assets, net			$ 36.5			$ 35.5

(1) Developed product rights have a useful life of 10 to 16 years.

(2) Acquired IPR&D is considered indefinite lived until the completion or abandonment of the associated research and development efforts.

The following table presents approximate future annual amortization expense for our finite-lived intangible assets as of December 31, 2024.

(in millions)	Amount
Year ending December 31, 2025	$ 3.9
Year ending December 31, 2026	$ 3.9
Year ending December 31, 2027	$ 3.9
Year ending December 31, 2028	$ 3.9
Year ending December 31, 2029	$ 3.9
Thereafter	$ 13.3

12. Other Balance Sheet Details

Inventory consisted of the following:

	December 31,	
(in millions)	2024	2023
Raw materials	$ 33.7	$ 21.5
Work in process	10.9	9.7
Finished goods	12.8	12.3
	57.4	43.5
Less inventory reserves	—	(5.2)
Total inventory	$ 57.4	$ 38.3

Property and equipment, net, consisted of the following:

	December 31,	
(in millions)	2024	2023
Tenant improvements	$ 35.9	$ 38.1
Scientific equipment	95.7	79.6
Computer equipment	38.9	25.2
Furniture and fixtures	18.6	10.9
	189.1	153.8
Less accumulated depreciation	(106.5)	(83.0)
Total property and equipment, net	$ 82.6	$ 70.8

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
(in millions)	2024	2023
Sales rebates and reserves	$ 144.2	$ 139.3
Accrued employee related costs	107.5	86.2
Accrued development costs	50.8	44.3
Current branded prescription drug fee	49.2	45.7
Accounts payable and other accrued liabilities	110.0	133.3
Total accounts payable and accrued liabilities	$ 461.6	$ 448.8

Other noncurrent liabilities consisted of the following:

	December 31,	
(in millions)	2024	2023
Noncurrent income taxes payable	$ 160.7	$ 96.0
Other noncurrent liabilities	5.5	10.3
Total other noncurrent liabilities	$ 166.2	$ 106.3

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown on the consolidated statements of cash flows.

| *(in millions)* | December 31, | | | |
	2024		**2023**	
Cash and cash equivalents	$	233.0	$	251.1
Restricted cash included in other noncurrent assets		8.0		8.0
Total cash, cash equivalents, and restricted cash	$	241.0	$	259.1

13. Retirement Plan

We have a 401(k) defined contribution savings plan for the benefit of all qualifying employees and permits voluntary contributions by employees up to 60% of base salary limited by the IRS-imposed maximum. Employer contributions were $15.5 million for 2024, $12.5 million for 2023, and $10.3 million for 2022.

14. Segment Reporting and Disaggregation of Relevant Expense Captions

Neurocrine Biosciences operates as a single global business segment dedicated to the research and development, commercialization, and sale of pharmaceuticals primarily in the U.S. for the treatment of neurological, neuroendocrine, and neuropsychiatric disorders. Net product sales from external customers attributed to foreign countries, intra-entity sales, and long-lived assets located outside the U.S. were not significant for 2024, 2023, or 2022. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The determination of a single business segment is consistent with the consolidated financial information regularly reviewed by the Chief Executive Officer as chief operating decision maker (CODM) in assessing segment performance and deciding how to allocate resources on a consolidated basis.

The CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of income as consolidated net income. The CODM uses net income to monitor budget and forecast versus actual results in assessing segment performance and to evaluate income generated from segment assets in deciding how to allocate resources. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents information about reported segment revenues, segment profit, and significant segment expenses.

(in millions)		Year Ended December 31,					
		2024		2023		2022	
Revenues	$	2,355.3	$	1,887.1	$	1,488.7	
Less:							
Cost of revenues		34.0		39.7		23.2	
Research and development:							
External research and development		343.5		310.0		213.5	
Payroll and benefits		236.7		206.7		163.8	
Milestones		71.7		0.8		42.7	
Other research and development [1]		79.2		47.5		43.8	
Total research and development		731.1		565.0		463.8	
Acquired in-process research and development		12.5		143.9		—	
Selling, general, and administrative		1,007.2		887.6		752.7	
Unrealized loss (gain) on equity investments		37.1		(28.4)		(30.8)	
Charges associated with convertible senior notes		138.4		—		70.0	
Interest income and other, net		(91.0)		(52.8)		(4.1)	
Provision for income taxes		144.7		82.4		59.4	
Net income	$	341.3	$	249.7	$	154.5	

(1) Other research and development consists of indirect costs incurred for the benefit of multiple research and development programs, including depreciation, information technology, and other facility-based expenses, such as rent expense.

15. Legal Proceedings

In January 2025, we filed suit in the United States District Court for the District of Delaware against Spruce Biosciences, Inc. (Spruce), seeking to invalidate one of Spruce's patents. In addition, we have initiated (1) administrative proceedings against other Spruce patents in the U.S. Patent Office, and (2) both judicial and administrative proceedings against Spruce patents in other jurisdictions.

From time to time, we may also become subject to other legal proceedings or claims arising in the ordinary course of our business. We currently believe that none of the claims or actions pending against us is likely to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Given the unpredictability inherent in litigation, however, we cannot predict the outcome of these matters.

Item 9. Changes and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the timelines specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the year covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework (2013 framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Ernst & Young, LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2024, which is included herein.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

<p style="text-align:center">**Report of Independent Registered Public Accounting Firm**</p>

To the Stockholders and the Board of Directors of Neurocrine Biosciences, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Neurocrine Biosciences, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Neurocrine Biosciences, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California

February 10, 2025

Item 9B. Other Information

During the period from October 1, 2024, to December 31, 2024, our executive officers and directors adopted or terminated contracts, instructions or written plans for the purchase or sale of our securities as noted below:

Name and Title	Action	Date	Trading Arrangement		Total Shares Authorized to be Sold***	Expiration Date
			Rule 10b5-1*	Non-Rule 10b5-1**		
Stephen A. Sherwin, M.D. Director	Adoption	11/7/2024	X		13,831	5/7/2025
Jude Onyia, Ph.D. Chief Scientific Officer	Adoption	11/18/2024	X		89,090	12/31/2025
David W. Boyer Chief Corporate Affairs Officer	Termination	12/11/2024	X		18,571	2/15/2025

————

* Intended to satisfy the affirmative defense of Rule 10b5-1(c)

** Not intended to satisfy the affirmative defense of Rule 10b5-1(c)

*** Represents the maximum number of shares that may be sold pursuant to the 10b5-1 arrangement. The number of shares sold is dependent on the satisfaction of certain conditions as set forth in the written plan and the satisfaction of applicable vesting conditions of equity awards.

Executive Severance Plan

On February 7, 2025, the compensation committee of our board of directors (the Compensation Committee) approved and adopted an Executive Severance Plan (the Severance Plan), pursuant to which executive officers are eligible to participate, including Kyle W. Gano, Ph.D., our President and Chief Executive Officer, Matthew C. Abernethy, our Chief Financial Officer, Eric Benevich, our Chief Commercial Officer, Jude Onyia, Ph.D., our Chief Scientific Officer, and Eiry W. Roberts, M.D., our Chief Medical Officer (each, a Covered Employee, and collectively, the Covered Employees). Pursuant to the Severance Plan, the Covered Employees are eligible to receive the severance benefits described below, contingent upon the respective Covered Employee's execution of a general release of claims in favor of the Company as further described in the Severance Plan. The severance benefits provided pursuant to the Severance Plan supersede any severance benefits to which the Covered Employees were previously entitled, including pursuant to their respective employment agreements.

The Severance Plan provides that, upon (a) a termination of a Covered Employee's employment without "cause" (as defined in the Severance Plan) and other than due to death or "disability" (as defined in the Severance Plan) or (b) the Covered Employee's "resignation for good reason" (as defined in the Severance Plan), in each case outside of the time period beginning with the date on which a "change in control" (as defined in the Severance Plan) occurs and ending 12 months following the change in control, or the "change in control determination period," the Covered Employee will be entitled to receive: (1) cash severance equal to the product of (x) the sum of (i) the Covered Employee's annual base salary and (ii) the Covered Employee's target annual incentive bonus for the year of termination, multiplied by (y) 1 (or 1.5 for Dr. Gano); (2) a cash payment equal to the Covered Employee's pro rata annual incentive bonus for the year of termination based on actual achievement of the applicable performance goals for such year; (3) payment of premiums for continued coverage under the Company's group health plans for up to 12 months (or 18 months for Dr. Gano); (4) accelerated vesting of the Covered Employee's outstanding time-vesting equity awards to the extent such awards were scheduled to vest under their terms based on the Covered Employee's continued service over the 12-month period (or 15-month period for Dr. Gano) following the date of termination; and (5) vesting of the Covered Employee's outstanding performance-vesting equity awards to the extent the Compensation Committee determines, in its sole discretion, that the applicable performance goals for such awards have been met as of the date of termination.

In addition, the Severance Plan provides that, upon (a) a termination of a Covered Employee's employment without "cause" and other than due to death or "disability" or (b) the Covered Employee's "resignation for good reason, in each case within the change in control determination period, the Covered Employee will be entitled to receive, in lieu of the benefits described above: (1) a cash payment equal to the product of (x) the sum of (i) the Covered Employee's annual base salary and (ii) the Covered Employee's target annual incentive bonus for the year of termination, multiplied by (y) 1.5 (or 2 for Dr. Gano); (2) a cash payment equal to the Covered Employee's pro rata target annual incentive bonus for the year of termination; (3) payment of premiums for continued coverage under the Company's group health plans for up to 18 months (or 24 months for Dr. Gano); and (4) full vesting acceleration of the Covered Employee's outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion.

The Severance Plan further provides that, upon the termination of a Covered Employee's employment due to his or her death or "disability" (as defined in the Severance Plan), the Covered Employee will be entitled to receive full vesting acceleration of the Covered Employee's outstanding equity awards, with performance-vesting equity awards vesting at the greater of (x) the target level of performance or (y) the actual level of performance measured in accordance with the applicable performance goals as of the date of termination, as determined by the Compensation Committee in its sole discretion.

The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit 10.26 to this Annual Report on Form 10-K.

Amendment and Restatement of Employment Arrangements

In connection with the adoption of the Severance Plan, and upon the approval by the Compensation Committee, on February 7, 2025, we entered into amended and restated employment agreements (the Amended Employment Agreements) with each of our executive officers, including Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts. The Amended Employment Agreements amend and restate the employment agreements that we previously entered into with our executive officers. Provisions that were amended in include, among other things:

- Each Amended Employment Agreement provides that the executive officer is eligible for severance benefits under the terms and conditions of the Severance Plan and that such benefits supersede the severance benefits set forth in his or her prior employment agreement.

- Pursuant to their respective Amended Employment Agreements, Dr. Gano, Mr. Abernethy, Mr. Benevich, Dr. Onyia, and Dr. Roberts will receive an annual base salary of $920,000, $725,913, $668,690, $720,520 and $731,400, respectively, and will continue to be eligible to receive an annual cash incentive bonus with a target bonus amount equal to 50% (or 100% for Dr. Gano) of his or her base pay earned for the applicable year.

- Each Amended Employment Agreement provides that compensation provided thereunder, under the Severance Plan, or otherwise awarded or paid to the executive officer in connection with his or her employment with the Company will be subject to recoupment in accordance with the following, as applicable: (i) the Neurocrine Biosciences, Inc. Policy for Recoupment of Incentive Compensation, as may be amended from time to time (covering incentive compensation that is received by a covered officer prior to October 2, 2023); (ii) the Neurocrine Biosciences, Inc. Incentive Compensation Recoupment Policy, as may be amended from time to time (covering incentive compensation that is received by a covered officer on or after October 2, 2023); (iii) any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law; and (iv) any other clawback policy that we adopt.

The foregoing is only a brief description of certain terms of the Amended Employment Agreements, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amended Employment Agreements, copies of which are filed as Exhibits 10.31 through 10.35 to this Annual Report on Form 10-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2024. Such information is incorporated herein by reference.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and to all of our other officers, directors, employees and agents. The code of ethics is available at the Corporate Governance section of the Investors page on our website at www.neurocrine.com. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics on the above website within four business days following the date of such amendment or waiver. Information found on, or accessible through, our website is not part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information required by this item will be contained in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2024. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be contained in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2024. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be contained in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2024. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item will be contained in our Definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2024. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report.

1. List of Financial Statements. The following are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022

Notes to the Consolidated Financial Statements

2. List of all Financial Statement schedules. All schedules are omitted because they are not applicable, or the required information is shown in the Financial Statements or notes thereto.

3. List of Exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit

3.1	Description:	Certificate of Incorporation, as amended
	Reference:	Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed on November 5, 2018
3.2	Description:	Bylaws, as amended
	Reference:	Incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024
4.1	Description:	Form of Common Stock Certificate
	Reference:	Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-03172)
4.2	Description:	Indenture, dated as of May 2, 2017, by and between the Company and U.S. Bank National Association, as Trustee
	Reference:	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on May 2, 2017
4.3	Description:	First Supplemental Indenture, dated as of December 22, 2021, by and between the Company and U.S. Bank National Association, as Trustee
	Reference:	Incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K filed on February 11, 2022
4.4	Description:	Form of Note representing the Company's 2.25% Convertible Notes due 2024
	Reference:	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on May 2, 2017
4.5	Description:	Description of Common Stock of the Company
	Reference:	Incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K filed on February 7, 2020
19.1	Description:	Neurocrine Biosciences, Inc. Insider Trading Policy
21.1	Description:	Subsidiaries of the Company
23.1	Description:	Consent of Independent Registered Public Accounting Firm
31.1	Description:	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Description:	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934

32**	Description:	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97+	Description:	Neurocrine Biosciences, Inc. Clawback Policy
	Reference:	Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K filed on February 9, 2024
101.INS	Description:	Inline XBRL Instance Document. – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Description:	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Description:	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Description:	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Description:	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Description:	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Description:	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibit 101)

Collaboration and License Agreements:

10.1*	Description:	Collaboration Agreement dated June 15, 2010, by and between Abbott International Luxembourg S.a.r.l. and the Company as amended on August 31, 2011
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.2*	Description:	First Amendment to Collaboration and License Agreement Dated August 31, 2011 between the Company and Abbott International Luxemburg S.a.r.l.
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.3*	Description:	Collaboration and License Agreement dated March 31, 2015 between Mitsubishi Tanabe Pharma Corporation and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 5, 2021
10.4*	Description:	Collaboration and License Agreement dated January 28, 2019 between Voyager Therapeutics, Inc. and the Company
10.5	Description:	Stock Purchase Agreement dated January 28, 2019 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K filed on February 7, 2019
10.6	Description:	Amendment No. 1 to Collaboration and License Agreement dated June 14, 2019 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 29, 2019
10.7*	Description:	Exclusive License Agreement dated June 12, 2020 between Takeda Pharmaceutical Company Limited and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2020
10.8*	Description:	Collaboration and License Agreement dated November 22, 2021 between Heptares Therapeutics Limited and the Company
	Reference:	Incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K filed on February 11, 2022
10.9*	Description:	Collaboration and License Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023
10.10*	Description:	First Amendment to the Collaboration and License Agreement, effective April 3, 2024, between the Company and Voyager Therapeutics, Inc.
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 1, 2024

10.11	Description:	Stock Purchase Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023
10.12	Description:	Amended and Restated Investor Agreement dated January 8, 2023 between Voyager Therapeutics, Inc. and the Company
	Reference:	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on May 3, 2023

Equity Plans and Related Agreements:

10.13[+]	Description:	Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024
10.14[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, and Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on June 1, 2015
10.15+	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024
10.16[+]	Description:	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for grants on or after February 13, 2024 made under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2024
10.17[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for grants made to Kevin Gorman on or after February 13, 2024 made under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2024
10.18[+]	Description:	Neurocrine Biosciences, Inc. Inducement Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed on February 13, 2018
10.19[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. Inducement Plan, and Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for use under the Neurocrine Biosciences, Inc. Inducement Plan
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 29, 2015
10.20[+]	Description:	Neurocrine Biosciences, Inc. 2018 Employee Stock Purchase Plan, as amended and restated
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2022
10.21[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan, and Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for use under the Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan
	Reference:	Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed on February 11, 2022
10.22[+]	Description:	Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan, as amended and restated
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024
10.23[+]	Description:	Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024

10.24[+]	Description:	Neurocrine Biosciences, Inc. 2020 Equity Incentive Plan, as amended and restated
	Reference:	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024
10.25[+]	Description:	Form of Stock Option Grant Notice and Option Agreement for use under the Neurocrine Biosciences, Inc. 2011 Equity Incentive Plan, as amended
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024

Agreements with Officers and Directors:

10.26[+]	Description:	Neurocrine Biosciences, Inc. Executive Severance Plan effective February 7, 2025
10.27[+]	Description:	Form of Indemnity Agreement entered into between the Company and its officers and directors
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 1, 2017
10.28[+]	Description:	Amended and Restated Employment Agreement effective August 1, 2007 between the Company and Kevin C. Gorman, Ph.D.
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2007
10.29[+]	Description:	Form of Amendment to Employment Agreement for executive officers, effective as of December 15, 2010
	Reference:	Incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K filed on February 11, 2008
10.30[+]	Description:	Amended and Restated Employment Agreement effective October 11, 2024 between the Company and Kyle W. Gano, Ph.D.
10.31[+]	Description:	Amended and Restated Employment Agreement effective February 7, 2025 between the Company and Kyle W. Gano, Ph.D.
10.32[+]	Description:	Amended and Restated Employment Agreement effective February 7, 2025 between the Company and Matthew C. Abernethy
10.33[+]	Description:	Amended and Restated Employment Agreement effective February 7, 2025 between the Company and Eric Benevich
10.34[+]	Description:	Amended and Restated Employment Agreement effective February 7, 2025 between the Company and Jude Onyia
10.35[+]	Description:	Amended and Restated Employment Agreement effective February 7, 2025 between the Company and Eiry W. Roberts

Agreements Related to Real Property:

10.36	Description:	Amended and Restated Lease dated November 1, 2011 between the Company and Kilroy Realty, L.P.
	Reference:	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on January 18, 2012
10.37	Description:	First Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P., dated June 5, 2017
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2017
10.38	Description:	Second Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P., dated October 12, 2017
	Reference:	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on November 1, 2017
10.39	Description:	Third Amendment to Amended and Restated Lease between the Company and Kilroy Realty, L.P. dated August 7, 2019
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2019
10.40	Description:	Commercial Lease dated February 8, 2022, by and between the Company and Gemdale Aperture Phase I, LLC
	Reference:	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 4, 2022

+	Management contract or compensatory plan or arrangement.
*	Certain information in this exhibit has been omitted pursuant to Item 601 of Regulation S-K.
**	These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350 and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of Neurocrine Biosciences, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Except as specifically noted above, the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K have a Commission File Number of 000-22705.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCRINE BIOSCIENCES, INC.

(Registrant)

By:	/s/ Kyle W. Gano
	Kyle W. Gano
	Chief Executive Officer

Date: February 10, 2025

By:	/s/ Matthew C. Abernethy
	Matthew C. Abernethy
	Chief Financial Officer

Date: February 10, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kyle W. Gano and Matthew C. Abernethy, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of February 10, 2025:

Signature	Title
/s/ Kyle W. Gano Kyle W. Gano, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Matthew C. Abernethy Matthew C. Abernethy	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ William H. Rastetter William H. Rastetter, Ph.D.	Chairman of the Board of Directors
/s/ Kevin C. Gorman Kevin C. Gorman, Ph.D.	Director
/s/ Gary A. Lyons Gary A. Lyons	Director
/s/ Johanna Mercier Johanna Mercier	Director
/s/ George J. Morrow George J. Morrow	Director
/s/ Leslie V. Norwalk Leslie V. Norwalk	Director
/s/ Christine A. Poon Christine A. Poon	Director
/s/ Richard F. Pops Richard F. Pops	Director
/s/ Shalini Sharp Shalini Sharp	Director
/s/ Stephen A. Sherwin Stephen A. Sherwin, M.D.	Director

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Neurocrine Biosciences

Corporate Information

Neurocrine Biosciences is a leading neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs.

We are dedicated to discovering and developing life-changing treatments for patients with under-addressed neurological, neuroendocrine and neuropsychiatric disorders. The company's diverse portfolio includes U.S. FDA-approved treatments for tardive dyskinesia, chorea associated with Huntington's disease, classic congenital adrenal hyperplasia, endometriosis* and uterine fibroids*, as well as a robust pipeline including multiple compounds in mid- to late-phase clinical development across our core therapeutic areas. For three decades, we have applied our unique insight into neuroscience and the interconnections between brain and body systems to treat complex conditions. We relentlessly pursue medicines to ease the burden of debilitating diseases and disorders, because you deserve brave science. For more information, visit neurocrine.com, and follow the company on LinkedIn, X and Facebook.

CORPORATE MANAGEMENT

Kyle W. Gano, Ph.D.
Chief Executive Officer

Matthew C. Abernethy
Chief Financial Officer

Eric Benevich
Chief Commercial Officer

David W. Boyer
Chief Corporate Affairs Officer

Julie S. Cooke
Chief Human Resources Officer

Ingrid Delaet, Ph.D.
Chief Regulatory Officer

Darin M. Lippoldt, J.D.
Chief Legal Officer

Jude Onyia, Ph.D.
Chief Scientific Officer

Eiry W. Roberts, M.D.
Chief Medical Officer

BOARD OF DIRECTORS

Kyle W. Gano, Ph.D.
Chief Executive Officer

William H. Rastetter, Ph.D.
Chairman of the Board,
Neurocrine Biosciences, Inc.
and Fate Therapeutics

Kevin C. Gorman, Ph.D.
Former Chief Executive Officer,
Neurocrine Biosciences, Inc.

Gary A. Lyons
Former President and Chief
Executive Officer, Neurocrine
Biosciences, Inc.

Johanna Mercier
Chief Commercial Officer,
Gilead Sciences

George J. Morrow
Former Executive Vice President,
Global Commercial Operations,
Amgen Inc.

Leslie V. Norwalk
Former Acting Administrator
for the Centers for Medicare &
Medicaid Services

Christine A. Poon
Former Vice Chair and Worldwide
Chair of Pharmaceuticals at
Johnson & Johnson

Richard F. Pops
Chairman of the Board
and Chief Executive Officer,
Alkermes plc

Shalini Sharp
Former Chief Financial Officer and
Executive Vice President
of Ultragenyx

Stephen A. Sherwin, M.D.
Former Chairman of the Board
and Chief Executive Officer,
Cell Genesys, Inc.

STOCKHOLDER INFORMATION

Transfer Agent
Equiniti Trust Company

Corporate Counsel
Cooley LLP

Auditors
Ernst & Young LLP

*in collaboration with AbbVie



6027 EDGEWOOD BEND COURT

SAN DIEGO, CA 92130

(858) 617-7600

WWW.NEUROCRINE.COM